As filed with the Securities and Exchange Commission on August 6, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

DYNAGAS LNG PARTNERS LP

(Exact name of registrant as specified in its charter)

Marshall Islands	4412	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Dynagas LNG Partners LP 97 Poseidonos Avenue & 2 Foivis Street Glyfada, 16674, Greece 011 30 210 8917 260	Seward & Kissel LLP Attention: Gary J. Wolfe, Esq. One Battery Park Plaza New York, New York 10004 (212) 574-1200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	(Name, address and telephone number of agent for service)

Copies to:

Gary J. Wolfe, Esq. Robert E. Lustrin, Esq. Seward & Kissel LLP One Battery Park Plaza New York, New York 10004 (212) 574-1200 (telephone number) (212) 480-8421 (facsimile number)	Sean T. Wheeler Latham & Watkins LLP 811 Main Street, Suite 3700 Houston, Texas 77002 (713) 546-5400 (telephone number) (713) 546-5401 (facsimile number)

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
% Senior Notes due 2019	$250,000,000	$32,200

(1)	Includes an additional 25,000,000 aggregate principal amount of our % Senior Notes due 2019 that the underwriters have an option to purchase.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Calculated in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED AUGUST 6, 2014

PRELIMINARY PROSPECTUS

Dynagas LNG Partners LP

Dynagas Finance Inc.

    % Senior Notes due 2019

We are offering $         aggregate principal amount of our     % Senior Notes due October 30, 2019 (the “Notes” or our “Notes”).

Dynagas Finance Inc. is acting as co-issuer of the Notes.

We have granted the underwriters the option to purchase, exercisable during the 30-day period beginning on the date of this prospectus, up to an additional $         aggregate principal amount of the Notes.

The Notes will bear interest from the date of original issue until maturity at a rate of     % per year. Interest will be payable quarterly in arrears on the 30th day of January, April, July and October of each year, commencing on October 30, 2014. The Notes will be issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

We intend to apply to have the Notes listed on the New York Stock Exchange, or NYSE. If the application is approved, trading of our Notes on the NYSE is expected to begin within 90 days after the original issue date of our Notes. Currently, there is no public market for the Notes.

The Notes will be our unsubordinated unsecured obligations and will rank senior to any of our future subordinated debt and rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt. The Notes will effectively rank junior to our existing and future secured debt, to the extent of the value of the assets securing such debt as well as to existing and future debt of our subsidiaries.

Investing in the Notes involves a high degree of risk. The Notes have not been rated. Please read “Risk Factors” beginning on page 24 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds to us (before expenses)(2)	$	$

(1)	We have granted the underwriters the option to purchase, exercisable during the 30-day period beginning on the date of this prospectus, up to an additional $ aggregate principal amount of the Notes. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $ and total proceeds to us before other expenses will be $ .
(2)	For sales to retail investors, the underwriting discount will be $ per note, resulting in proceeds, before expenses, to us of $ per Note. For sales to institutional investors, the underwriting discount will be $ per Note, resulting in proceeds, before expenses, to us of $ per Note. See “Underwriting.”
(3)	Excludes the amount payable to Sterne, Agee and Leach, Inc. and DNB Markets, Inc. as a structuring fee in connection with the offering. Please read “Underwriting.”

Delivery of our Notes is expected to be made in book-entry form through the facilities of The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, societe anonyme, against payment in New York, New York on or about                         , 2014.

Joint Book-Running Managers and Structuring Agents

Sterne Agee	DNB Markets

                    , 2014.

The Ob River, one of our LNG carriers, traversing the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean that is entirely in Arctic waters.

The Clean Energy, one of our LNG carriers.

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to give any information or to make any representations other than those contained in this prospectus. Do not rely upon any information or representations made outside of this prospectus. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than the Notes or (2) the Notes in any circumstances in which such an offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct.

ALTERNATIVE SETTLEMENT DATE

It is expected that delivery of the Notes will be made on or about the closing date specified on the cover page of this prospectus, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the initial pricing date of the Notes or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

i

ABOUT DYNAGAS FINANCE INC.

Dynagas Finance Inc. is a Marshall Islands corporation and wholly owned subsidiary of Dynagas LNG Partners LP. It has nominal assets and its activities will be limited to co-issuing the Notes and engaging in other activities incidental thereto. Dynagas Finance Inc. is acting as co-issuer of the Notes to allow investment in the Notes by institutional investors that may not otherwise be able to invest due to our structure and investment restrictions under their respective states of organization or charters. You should not expect Dynagas Finance Inc. to be able to service obligations on the Notes.

ii

PROSPECTUS SUMMARY

This section summarizes material information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the risk factors and the more detailed information that appears later.

Unless otherwise indicated, references to “Dynagas LNG Partners,” the “Partnership,” “we,” “our” and “us” or similar terms refer to Dynagas LNG Partners LP and its wholly-owned subsidiaries, including Dynagas Operating LP. Dynagas Operating LP owns, directly or indirectly, a 100% interest in the entities that own the LNG carriers the Clean Energy, the Ob River and the Clean Force, collectively, our “Initial Fleet.” In addition, Dynagas Operating LP owns 100% of the entity that owns the LNG carrier Arctic Aurora, which together with the vessels Initial Fleet comprise the vessels in our “Fleet”. References in this prospectus to “our General Partner” refer to Dynagas GP LLC, the general partner of Dynagas LNG Partners LP. References in this prospectus to our “Sponsor” are to Dynagas Holding Ltd. and its subsidiaries other than us or our subsidiaries and references to our “Manager” refer to Dynagas Ltd., which is wholly owned by the chairman of our board of directors, Mr. George Prokopiou. References in this prospectus to the “Prokopiou Family” are to our Chairman, Mr. George Prokopiou, and members of his family.

All references in this prospectus to us for periods prior to our initial public offering, or IPO, on November 18, 2013 refer to our predecessor companies and their subsidiaries, which are former subsidiaries of our Sponsor that have interests in the vessels in our Initial Fleet, or the “Sponsor Controlled Companies.”

All references in this prospectus to “BG Group,” “Gazprom” and “Statoil” refer to BG Group Plc, Gazprom Global LNG Limited, and Statoil ASA, respectively, and certain of each of their subsidiaries that are our customers. Unless otherwise indicated, all references to “U.S. dollars,” “dollars” and “$” in this prospectus are to the lawful currency of the United States. We use the term “LNG” to refer to liquefied natural gas and we use the term “cbm” to refer to cubic meters in describing the carrying capacity of our vessels.

Except where we or the context otherwise indicate, the information in this prospectus assumes no exercise of the underwriters’ option to purchase additional aggregate principal amount of the Notes described on the cover page of this prospectus.

Overview

We are a growth-oriented limited partnership focused on owning and operating LNG carriers. Our vessels are employed on multi-year time charters, which we define as charters of two years or more, with international energy companies such as BG Group, Gazprom and Statoil, providing us with the benefits of stable cash flows and high utilization rates. We intend to leverage the reputation, expertise, and relationships of our Sponsor and Dynagas Ltd., our Manager, in maintaining cost-efficient operations and providing reliable seaborne transportation services to our customers. In addition, we intend to make further vessel acquisitions from our Sponsor and from third parties. There is no guarantee that we will grow the size of our Fleet or the per unit distributions that we intend to pay or that we will be able to make further vessel acquisitions from our Sponsor or third parties.

Our Fleet

We currently own and operate a fleet of four LNG carriers, consisting of the three LNG carriers, the Clean Energy, the Ob River and the Clean Force, or our “Initial Fleet,” and a 2013-built Ice Class LNG carrier that we acquired from our Sponsor in June 2014, the Arctic Aurora, which we refer to collectively as our “Fleet.” The vessels in our Fleet are employed under multi-year charters with BG Group, Gazprom and Statoil with an average remaining charter term of approximately 6.0 years. Of these vessels, the Clean Force, the Ob River and the Arctic Aurora have been assigned with Lloyds Register Ice Class notation 1A FS, or Ice Class, designation for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. According to Drewry Consultants Ltd., or Drewry, only six LNG carriers, representing 1.6% of the LNG vessels in the global LNG fleet, have an Ice Class designation or equivalent rating. Moreover, we are the only company in the world that is currently transiting the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, with LNG carriers. In addition, we believe that each of the vessels in our Fleet is optimally sized with a carrying capacity of between approximately 150,000 and 155,000 cbm, which allows us to maximize operational flexibility as such medium-to-large size LNG vessels are compatible with most existing LNG terminals around the world. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater diversity in the trading routes available to our charterers.

The following table sets forth additional information about our Fleet as of August 6, 2014:

Vessel Name	Shipyard	Year Built	Capacity (cbm)	Ice Class	Flag State	Charterer	Charter Commencement Date	Earliest Charter Expiration	Latest Charter Expiration Including Non-Exercised Options
Clean Energy	HHI	2007	149,700	No	Marshall Islands	BG Group	February 2012	April 2017	August 2020(1)

Ob River	HHI	2007	149,700	Yes	Marshall Islands	Gazprom	September 2012	September 2017	May 2018(2)

Clean Force	HHI	2008	149,700	Yes	Marshall Islands	BG Group Gazprom	October 2010 Expected July 2015	June 2015 June 2028	July 2015(3) August 2028(4)

Arctic Aurora	HHI	2013	155,000	Yes	Marshall Islands	Statoil	August 2013	July 2018	Renewal Options(5)

*	As used in this prospectus, “HHI” refers to Hyundai Heavy Industries Co. Ltd., the shipyard where the ships in our Fleet are built.
(1)	BG Group has the option to extend the duration of the charter for an additional three-year term until August 2020 at an escalated daily rate, upon notice to us before January 2016.
(2)	Gazprom has the option to extend the duration of the charter until May 2018 on identical terms, upon notice to us before March 2017.
(3)	On January 2, 2013, BG Group exercised its option to extend the duration of the charter by an additional three-year term at an escalated daily rate, commencing on October 5, 2013.
(4)	In anticipation of entering a new contract, we agreed with BG Group, at no cost to us, to amend the expiration date of the existing charter, which changed the vessel redelivery date from the third quarter of 2016 to end of the second quarter of 2015 or beginning of the third quarter of 2015. On April 17, 2014, we entered into a new 13-year time-charter contract with Gazprom. The new Gazprom charter is expected to commence in July 2015 shortly after the early expiration of the current charter with BG Group at a rate in excess of the current time charter rate under the BG Group charter.
(5)	Statoil may renew its charter for consecutive additional one-year periods each year following the initial five year period.

Our Relationship with Our Sponsor and Members of the Prokopiou Family

We believe that one of our principal strengths is our relationships with our Sponsor, our Manager and members of the Prokopiou Family, including Mr. George Prokopiou, the Chairman of our Board of Directors, and his daughters Elisavet Prokopiou, Johanna Prokopiou, Marina Kalliope Prokopiou and Maria Eleni Prokopiou, (who in addition to Mr. Prokopiou, own 100% of the interests in our Sponsor), which provide us access to their long-standing relationships with major energy companies and shipbuilders and their technical, commercial and managerial expertise. As of August 6, 2014, our Sponsor’s LNG carrier fleet consisted of three LNG carriers that were delivered in the third and fourth quarters of 2013 and the second quarter of 2014 and three newbuildings on order with expected deliveries in 2014 and 2015. While our Sponsor intends to utilize us as its primary growth vehicle to pursue the acquisition of LNG carriers employed on time charters of four or more years, we can provide no assurance that we will realize any benefits from our relationship with our Sponsor or the Prokopiou Family and there is no guarantee that their relationships with major energy companies and shipbuilders will continue. Our Sponsor, our Manager and other companies controlled by members of the Prokopiou Family are not prohibited from competing with us pursuant to the terms of the Omnibus Agreement that we have entered into with our Sponsor and our General Partner. Our General Partner, which is wholly-owned by our Sponsor, owns 100% of the 35,526 general partner units, representing a 0.1% general partner interest in us, or the General Partner Units, and 100% of the incentive distribution rights. Please see “—Summary of Conflicts of Interest and Fiduciary Duties” below and the section entitled “Conflicts of Interest and Fiduciary Duties” which appears later in this prospectus.

Positive Industry Fundamentals

We believe that the following factors collectively present positive industry fundamental prospects for us to execute our business plan and grow our business:

Natural gas and LNG are vital and growing components of global energy sources. According to Drewry natural gas accounted for 25% of the world’s primary energy consumption in 2013. Over the last two decades, natural gas has been one of the world’s fastest growing energy sources, increasing at twice the rate of oil consumption over the same period. We believe that LNG, which accounted for approximately 46% of overall cross-border trade of natural gas in 2013, according to Drewry, will continue to increase its share in the mid-term future. A cleaner burning fuel than both oil and coal, natural gas has become an increasingly attractive fuel source in the last decade.

Demand for LNG shipping is experiencing growth. The growing distances between the location of natural gas reserves and the nations that consume natural gas have caused an increase in the percentage of natural gas traded between countries. This has resulted in an increase in the portion of natural gas that is being transported in the form of LNG, which provides greater flexibility and generally lowers capital costs of shipping natural gas, as well as a reduction in the environmental impact compared to transportation by pipeline. Increases in planned capacity of liquefaction and regasification terminals are anticipated to increase export capacity significantly, requiring additional LNG carriers to facilitate transportation activity. According to Drewry, based on the current projections of liquefaction terminals that are planned or under construction, liquefaction capacity is expected to increase by approximately 105% to 610 million tonnes. Approximately one million tonnes of LNG export capacity creates demand for approximately one to two LNG carriers with carrying capacity of 160,000 to 165,000 cbm each. According to Drewry, as of February 2014, global liquefaction capacity was 297 million tonnes, and an additional 121 million tonnes of liquefaction capacity was under construction and scheduled to be available by the end of 2016. Over the past three years, global LNG demand has continued to rise, but at a slower pace than previously predicted. Drewry estimates that LNG trade decreased by 0.4% in 2013 primarily due to supply disruptions. Based primarily on current construction projects in Australia and the United States, LNG supply is expected to increase, and to have a beneficial impact on demand for shipping capacity, however, continued economic uncertainty and continued acceleration of unconventional natural gas production could have an adverse effect on our business.

A limited newbuilding orderbook and high barriers to entry should restrict the supply of new LNG carriers. According to Drewry, the current orderbook of LNG carriers represents 37% of current LNG carrier fleet carrying capacity. As of February 2014, 126 LNG carriers, with an aggregate carrying capacity of 20.6 million cbm, were on order for delivery for the period between 2014 to 2017, while the existing fleet consisted of 368 vessels with an aggregate capacity of 55.0 million cbm. We believe that the current orderbook is limited due to constrained construction capacity at high-quality shipyards and the long lead-time required for the construction of LNG carriers. While we believe this has restricted additional supply of new LNG carriers in the near-term, any increase in LNG carrier supply may place downward pressure on charter rates. In addition, we believe that there are significant barriers to entry in the LNG shipping sector, which also limit the current orderbook due to large capital requirements, limited availability of qualified vessel personnel, and the high degree of technical management required for LNG vessels.

Stringent customer certification standards favor established, high-quality operators. Major energy companies have developed stringent operational, safety and financial standards that LNG operators generally are required to meet in order to qualify for employment in their programs. Based on our Manager’s track record and long established operational standards, we believe that these rigorous and comprehensive certification standards will be a barrier to entry for less qualified and less experienced vessel operators and will provide us with an opportunity to establish relationships with new customers.

Increasing ownership of the global LNG carrier fleet by independent owners. According to Drewry, as of March 31, 2014, 74% of the LNG fleet was owned by independent shipping companies, 14% was owned by LNG producers and 13% was owned by energy majors and end-users, respectively. We believe that private and state-owned energy companies will continue to seek high-quality independent owners, such as ourselves, for their growing LNG shipping needs in the future, driven in part by large capital requirements, and level of expertise necessary, to own and operate LNG vessels.

We can provide no assurance that the industry dynamics described above will continue or that we will be able to capitalize on these opportunities. Please see “Risk Factors” and “The International Liquefied Natural Gas (LNG) Shipping Industry.”

Competitive Strengths

We combine a number of features that we believe distinguish us from other LNG shipping companies.

Management

Broad based Sponsor experience. Under the leadership of Mr. George Prokopiou, our founder and Chairman, we, through our Sponsor and Manager, have developed an extensive network of relationships with major energy companies, leading LNG shipyards, and other key participants throughout the shipping industry. Although we were formed in May 2013, we believe that these longstanding relationships with shipping industry participants, including chartering brokers, shipbuilders and financial institutions, should provide us with profitable vessel acquisition and employment opportunities in the LNG sector, as well as access to financing that we will need to grow our Partnership. Since entering the shipping business in 1974, Mr. Prokopiou has founded and controlled various companies, including Dynacom Tankers Management Ltd., or Dynacom Tankers Management, a Liberian company engaged in the management and operation of crude oil tankers and refined petroleum product tankers, Sea Traders S.A., or Sea Traders, a Panamanian company that manages and operates drybulk carriers and container vessels, and our Manager. Please see “Business—Our Relationship with our Sponsor and members of the Prokopiou Family.”

Strong management experience in the LNG shipping sector. Our management has managed and operated LNG carriers since 2004, and we believe that, through our Sponsor and Manager, we have acquired significant experience in the operation and ownership of LNG carriers. Our senior executives and our Chairman have an average of 25 years of shipping experience, including experience in the LNG sector. In addition, one of the vessels in our Fleet, the Ob River, while operated by our Manager, became the world’s first LNG carrier to complete an LNG shipment via the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, demonstrating its extensive Ice Class capabilities. During this voyage, it achieved a significant reduction in navigation time, compared to the alternative route through the Suez Canal, and accordingly, generated significant cost savings for its charterer, Gazprom. We believe this expertise, together with our reputation and track record in LNG shipping, positions us favorably to capture additional commercial opportunities in the LNG industry.

Cost-competitive and efficient operations. Our Manager provides the technical and commercial management of our Fleet and we expect it will provide the same services for any other vessels we may acquire in the future. We believe that our Manager, through comprehensive preventive maintenance programs and by retaining and training qualified crew members, is and will continue to be able to manage our vessels efficiently, safely and at a competitive cost.

Demonstrated access to financing. Our Sponsor funded the construction of its six identified LNG Carriers that we have the right to purchase pursuant to the terms and subject to the conditions of the Omnibus Agreement, or the Optional Vessels, through debt financing as well as equity provided by entities owned and controlled by members of the Prokopiou Family. Should we exercise our right to purchase any of the six Optional Vessels, our Sponsor may novate to us the loan agreements secured by the Optional Vessels, subject to each respective lender’s consent. We believe that our access to financing will improve our ability to capture future market opportunities and make further acquisitions, which we expect will increase the quarterly distribution to our unitholders. In addition, in connection with the closing of our IPO in November 2013, our Sponsor provided us with a $30.0 million revolving credit facility, which we may at anytime utilize for general partnership purposes, including working capital. This facility is interest free and has a term of five years, which commenced on the closing of our IPO. We currently have maximum borrowing capacity under this facility. As of June 30, 2014, we had outstanding borrowings of $335.0 million under our $340.0 Million Senior Secured Revolving Credit Facility.

Fleet

Modern and high specification fleet. Three of the four vessels in our Fleet, the Clean Force, the Ob River and the Arctic Aurora, have been assigned with the Ice Class designation, or its equivalent, for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. In addition, all of the Optional Vessels have been and are being constructed with the same characteristics and all of the Optional Vessels have or are expected to have upon their delivery the Ice Class designation, or its equivalent. We believe that these attractive characteristics should provide us with a competitive advantage in securing future charters with customers and enhance our vessels’ earnings potential. According to Drewry, only six LNG carriers, representing 1.6% of the LNG vessels in the global LNG fleet, have an Ice Class designation or equivalent rating. Moreover, we are the only company in the world that is currently transiting the Northern Sea Route with LNG carriers. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater flexibility in the trading routes available to our charterers. In addition, each of the Optional Vessels is being constructed with an efficient tri-fuel diesel electric propulsion system, which is expected to reduce both fuel costs and emissions. There is no guarantee that we will ever purchase the Optional Vessels and for so long as we do not own these vessels, we will be in competition with these vessels.

Sister vessel efficiencies. The six Optional Vessels consist of two series of sister vessels, vessels of the same type and specification, and with respect to our Fleet three of the four LNG carriers consist of a series of sister vessels, which we believe will enable us to benefit from more chartering opportunities, economies of scale and operating and cost efficiencies in ship construction, crew training, crew rotation and shared spare parts. We believe that more chartering opportunities will be available to us because many charterers prefer sister vessels due to their interchangeability and ease of cargo scheduling associated with the use of sister vessels.

Built-in opportunity for fleet growth. We have the right to purchase the Optional Vessels from our Sponsor. We believe the staggered delivery dates of the six Optional Vessels will facilitate a smooth integration of these vessels into our Fleet if we purchase and take delivery of the vessels. Additionally, we have the right to acquire from our Sponsor any LNG carrier it owns and employs under a charter with an initial term of four or more years. We believe these acquisition opportunities will provide us with a way to grow our cash distributions per unit. We can make no assurances regarding our ability to acquire the Optional Vessels from our Sponsor or our ability to increase cash distributions per unit as a result of any such acquisition. As of the date of this prospectus, we have not secured any financing in connection with the potential acquisition of any of the Optional Vessels, since it is uncertain if and when such purchase options will be exercised. Please see “Description of Other Indebtedness” and “Certain Relationships and Related Party Transactions—Omnibus Agreement.”

Commercial

Capitalize on growing demand for LNG shipping. We believe our Sponsor’s and our Manager’s industry reputation and relationships position us well to further expand our Fleet to meet the growing demand for LNG shipping. We intend to leverage the relationships that we, our Sponsor and our Manager have with a number of major energy companies beyond our current customer base and explore relationships with other leading energy companies, with an aim to supporting their growth programs.

Pursue a multi-year chartering strategy. We currently focus on, and have entered into, multi-year time charters with international energy companies, which provide us with the benefits of stable cash flows and high utilization rates. All of the vessels in our Fleet are currently time chartered on multi-year contracts, which should result in 100% of our calendar days being under charter coverage in 2014, 2015 and 2016 and 75% of our calendar days in 2017 and, as of August 6, 2014, are expected to provide us with total contracted revenue of $625.3 million, excluding options to extend and assuming full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking and other factors that result in lower revenues than our average contract backlog per day. In the LNG sector, shipowners generally tend to employ their vessels on multi-year charters for steady and secure returns. Charterers also want to have access to vessels for secured supply of cargoes at pre-determined charter rates which can meet their contractual sale and purchase commitments.

Strengthen relationships with customers. We, through our Sponsor and our Manager, have, over time, established relationships with several major LNG industry participants. The vessels in our Fleet have, in the past, been chartered to numerous major international energy companies and conglomerates, in addition to our current charterers, BG Group, Gazprom and Statoil. We expect that BG Group, Gazprom and Statoil will further expand their LNG operations, and that their demand for additional LNG shipping capacity will also increase. While we cannot guarantee that BG Group, Gazprom and Statoil will further expand their LNG operations or that they will use our services, we believe we are well positioned to support them in executing their growth plans if their demand for LNG carriers and services increases in the future. We intend to continue to adhere to the highest standards with regard to reliability, safety and operational excellence.

Our Corporate Structure

Dynagas LNG Partners LP was organized as a limited partnership in the Republic of the Marshall Islands on May 30, 2013. Our Sponsor owns approximately 3.0% of our outstanding common units and all of our outstanding subordinated units.

We own (i) a 100% limited partner interest in Dynagas Operating LP, which owns a 100% interest in our Fleet through intermediate holding companies and (ii) the non-economic general partner interest in Dynagas Operating LP through our 100% ownership of its general partner, Dynagas Operating GP LLC.

The following diagram provides a summary of our corporate and ownership structure.

Dynagas Holding Ltd.
(the Sponsor)
610,000 Common Units
14,985,000 Subordinated Units
Dynagas GP LLC
(the General Partner)
35,526 General Partner Units
Public Unitholders
19,895,000 Common Units
0.1% General Partner Interest, and 100% Incentive Distribution Rights
43.9% Limited Partner Interest
56.0% Limited Partners Interest
Dynagas LNG Partners LP
(NASDAQ: DLNG)
(the Co-Issuer)
100% Membership Interest
100% Membership Interest
Dynagas Finance Inc.
(the Co-Issuer)
Dynagas Operating GP LLC
100% Limited Partners Interest
Non-economic General Partner Interest
Dynagas Operating LP
(OPCO)
100% Equity Interest
Dynagas Equity Holding Ltd.
100% Equity Interest
100% Equity Interest
100% Equity Interest
100% Equity Interest
Quinta Group Corp.
100% Equity Interest
Pelta Holdings S.A.
100% Equity Interest
100% Equity Interest
Pegasus Shipholding S.A.
(Clean Energy)
Seacrown Maritime Ltd.
(Clean Force)
Lance Shipping S.A.
(Ob River)
Fareastern Shipping Limited
(Arctic Aurora)

Vessel Management

Our Manager provides us with commercial and technical management services for our Fleet and certain corporate governance and administrative and support services, pursuant to four identical agreements with our four wholly-owned vessel owning subsidiaries, or the Management Agreements. Our Manager is wholly-owned by our Chairman, Mr. George Prokopiou and has been providing these services for the vessels in our Initial Fleet for over nine years. In addition, our Manager performs the commercial and technical management of each of the Optional Vessels, which also includes the supervision of the construction of these vessels. Through our Manager, we have had a presence in LNG shipping for over nine years, and during that time we believe our Manager has established a track record for efficient, safe and reliable operation of LNG carriers.

We currently pay our Manager a technical management fee of $2,575 per day for each vessel, pro-rated for the calendar days we own each vessel, for providing the relevant vessel owning subsidiaries with services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.

In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire, ballast bonus which is the amount paid to the ship owner as compensation for all or a part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer, or other income earned during the course of the employment of our vessels, during the term of the management agreements, for providing the relevant vessel-owning subsidiary with services, including chartering, managing freight payment, monitoring voyage performance, and carrying out other necessary communications with the shippers, charterers and others. In addition to such fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, in accordance with the Management Agreements.

We paid an aggregate of approximately $3.7 million to our Manager in connection with the management of our Initial Fleet under the Management Agreements for the year ended December 31, 2013.

The term of the Management Agreements with our Manager will expire on December 31, 2020, and will renew automatically for successive eight-year terms thereafter unless earlier terminated. The technical management fee of $2,500 per day for each vessel was fixed until December 31, 2013 and thereafter increases annually by 3%, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our conflicts committee.

Under the terms of the Management Agreements, we may terminate the Management Agreements upon written notice if our Manager fails to fulfill its obligations to us under the Management Agreements. The Management Agreements terminate automatically following a change of control in us. If the Management Agreements are terminated as a result of a change of control in us, then we will have to pay our Manager a termination penalty. For this purpose a change of control means (i) the acquisition of fifty percent or more by any individual, entity or group of the beneficial ownership or voting power of the outstanding shares of us or our vessel owning subsidiaries, (ii) the consummation of a reorganization, merger or consolidation of us and/or our vessel owning subsidiaries or the sale or other disposition of all or substantially all of our assets or those of our vessel owning subsidiaries and (iii) the approval of a complete liquidation or dissolution of us and/or our vessel owning subsidiaries. Additionally, the Management Agreements may be terminated by our Manager with immediate effect if, among other things, (i) we fail to meet our obligations and/or make due payments within ten business days from receipt of invoices, (ii) upon a sale or total loss of a vessel (with respect to that vessel), or (iii) if we file for bankruptcy.

Pursuant to the terms of the Management Agreements, liability of our Manager to us is limited to instances of negligence, gross negligence or willful default on the part of our Manager. Further, we are required to indemnify our Manager for liabilities incurred by our Manager in performance of the Management Agreements, except in instances of negligence, gross negligence or willful default on the part of our Manager.

Additional LNG carriers that we acquire in the future may be managed by our Manager or other unaffiliated management companies.

Implications of Being an Emerging Growth Company

We had less than $1.0 billion in revenue during our last fiscal year, we have not issued more than $1.0 billion in non-convertible debt and we are not a large accelerated filer, which means that we qualify as an “emerging growth company” as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include, among other things:

•	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal controls over financial reporting, for so long as a company qualifies as an “emerging growth company”;

•	exemption from new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies; and

•	exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements.

We may take advantage of these provisions until the end of the fiscal year following the fifth anniversary of our IPO or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if, among other things, we have more than $1.0 billion in “total annual gross revenues” during the most recently completed fiscal year, we become a “large accelerated filer” with market capitalization of more than $700 million, or as of any date on which we have issued more than $1.0 billion in non-convertible debt over the three year period to such date. We may choose to take advantage of some, but not all, of these reduced burdens. For as long as we take advantage of the reduced reporting obligations, the information that we provide to our unitholders may be different from information provided by other public companies.

Summary of Conflicts of Interest and Fiduciary Duties

Our General Partner and our directors have a legal duty to manage us in a manner beneficial to our unitholders, subject to the limitations described under “Conflicts of Interest and Fiduciary Duties.” This legal duty is commonly referred to as a “fiduciary duty.” Our directors also have fiduciary duties to manage us in a manner beneficial to us, our General Partner and our limited partners. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and our Sponsor and its affiliates, including our General Partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders. In particular:

•	certain of our directors and officers may also serve as officers of our Sponsor or its affiliates and as such have fiduciary duties to our Sponsor or its affiliates that may cause them to pursue business strategies that disproportionately benefit our Sponsor or its affiliates or which otherwise are not in the best interests of us or our unitholders;

•	our Partnership Agreement permits our General Partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our General Partner, which entitles our General Partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder; when acting in its individual capacity, our General Partner may act without any fiduciary obligation to us or the unitholders whatsoever;

•	our Sponsor and its affiliates may compete with us, subject to the restrictions contained in the Omnibus Agreement and could own and operate LNG carriers under time charters that may compete with our vessels, including charters with an initial term of four or more years if we do not acquire such vessels when they are offered to us pursuant to the terms and conditions of the Omnibus Agreement;

•	any agreement between us, on the one hand, and our General Partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our General Partner and its affiliates in our favor;

•	borrowings by us and our affiliates do not constitute a breach of any duty owed by our General Partner or our directors to our unitholders, including borrowings that have the purpose or effect of: (i) enabling our General Partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights or (ii) hastening the expiration of the subordination period;

•	our General Partner, as the holder of the incentive distribution rights, has the right to reset the minimum quarterly distribution and the cash target distribution levels, upon which the incentive distributions payable to our General Partner would be based without the approval of unitholders or the conflicts committee of our Board of Directors at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters, and in connection with such resetting and the corresponding relinquishment by our General Partner of incentive distribution payments based on the cash target distribution levels prior to the reset, our General Partner would be entitled to receive a number of newly issued common units and General Partner Units based on a predetermined formula described under “Our Cash Distribution Policy and Restrictions on Distributions—General Partner’s Right to Reset Incentive Distribution Levels”; and

•	we have entered into agreements, and may enter into additional agreements, with our General Partner and our Sponsor and certain of its subsidiaries, relating to the purchase of additional vessels, the provision of certain services to us by our Manager and its affiliates and other matters. In the performance of their obligations under these agreements, our Sponsor and its subsidiaries, other than our General Partner, are not held to a fiduciary duty standard of care to us, our General Partner or our limited partners, but rather to the standard of care specified in these agreements.

For a more detailed description of our management structure, please see “Management—Directors and Senior Management” and “Certain Relationships and Related Party Transactions.”

Although a majority of our directors will over time be elected by our common unitholders, our General Partner has influence on decisions made by our Board of Directors. Our Board of Directors has a conflicts committee comprised of certain of our independent directors. Our Board of Directors may, but is not obligated to, seek approval of the conflicts committee for resolutions of conflicts of interest that may arise as a result of the relationships between our Sponsor and its affiliates, including our General Partner, on the one hand, and us and our unaffiliated limited partners, on the other. There can be no assurance that a conflict of interest will be resolved in favor of us.

Company Information

The address of our principal executive offices is 97 Poseidonos Avenue & 2 Foivis Street, Glyfada, 16674 Greece. Our telephone number at that address is 011 30 210 8917 260. We maintain a website at www.dynagaspartners.com. Information contained on our website does not constitute part of this prospectus.

We own our vessels through separate wholly-owned subsidiaries that are incorporated in the Republic of the Marshall Islands, Republic of Malta, Republic of Liberia and the Island of Nevis.

Recent and Other Developments

In anticipation of entering into a new contract, we entered into an agreement with BG Group, the current charterer of the Clean Force, to amend, at no cost to us, the vessel re-delivery date of the current time-charter contract from the third quarter of 2016 to the end of the second quarter or early third quarter of 2015, when the new Gazprom charter (described below) is expected to commence. On April 17, 2014, we entered into a new 13-year time charter with Gazprom for the Clean Force. As of August 6, 2014, assuming no early expiration or termination, the Gazprom charter increased our (i) average remaining charter term to approximately 6.0 years from an average of approximately 3.1 years and (ii) average time charter equivalent rate, calculated for a period of twelve months following the commencement of the new charter to an average of approximately $77,550 per day per vessel from an average of approximately $76,000 per day per vessel based on our existing four vessels. Please see “Summary of Historical Consolidated Financial and Operating Data—Footnote (5)” for a discussion of how we calculate our time charter equivalent rate. The Clean Force is expected to be renamed Amur River prior to its scheduled delivery to Gazprom.

On June 11, 2014, we offered and sold 4,800,000 common units representing limited partner interests in an underwritten public offering at $22.79 common per unit, and on June 18, 2014, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same price. The proceeds of this offering were used to finance a portion of the purchase price of the Arctic Aurora.

On June 19, 2014, we entered into a $340.0 Million Senior Secured Revolving Credit Facility with an affiliate of Credit Suisse Securities (USA) LLC, or Credit Suisse, to refinance all of our outstanding indebtedness at that time and to fund the balance of the purchase price for the Arctic Aurora and the related charter. This facility is secured by a first priority or preferred cross-collateralized mortgage on each of the Clean Force, OB River, Clean Energy and Arctic Aurora, a specific assignment of the existing charters and a first assignment of earnings and insurances in relation to the vessels. The facility bears interest at LIBOR plus a margin and is payable in 28 consecutive equal quarterly payments of $5.0 million each beginning on June 30, 2014 and a balloon payment of $200.0 million at maturity in March 2021. Please see “Description of Other Indebtedness.”

On June 23, 2014, we completed the acquisition of the Arctic Aurora, a 2013-built Ice Class LNG carrier, from our Sponsor for a purchase price of $235.0 million.

On July 22, 2014, we declared a cash distribution for the second quarter of 2014 of $0.365 per unit payable on or about August 12, 2014 to all unitholders of record as of August 5, 2014.

On July 31, 2014, the Partnership’s Board of Directors approved management’s recommendation to increase the quarterly cash distribution by $0.025 (an annualized increase of $0.10 per unit to $1.56 per unit), which will become effective for our distribution with respect to the quarter ending September 30, 2014. This represents an increase in our cash distributions on an annualized basis of 6.8% from our minimum quarterly distribution of $1.46 per unit.

The tables below set forth our consolidated balance sheets as of June 30, 2014 and December 31, 2013 and our unaudited interim consolidated statements of income and cash flows for the six months ended June 30, 2014 and 2013. The interim financial data is not necessarily indicative of future results and should be read in conjunction with our annual audited consolidated financial statements and related notes included elsewhere in this prospectus.

DYNAGAS LNG PARTNERS LP

Unaudited Interim Consolidated Statements of Income

For the six month periods ended June 30, 2014 and 2013

(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

	Six month period ended June 30
	2014	2013
REVENUES:
Voyage revenues	$41,872	$42,444
EXPENSES:
Voyage expenses	(364)	(340)
Voyage expenses-related party	(539)	(492)
Vessel operating expenses	(6,585)	(6,232)
General and administrative expenses	(1,021)	(21)
Management fees-related party	(1,419)	(1,358)
Depreciation	(6,852)	(6,733)

Operating income	$25,092	$27,268

OTHER INCOME/(EXPENSES):
Interest and finance costs	(3,999)	(4,591)
Other, net	154	51

Total other expenses	(3,845)	(4,540)

Partnership’s Net Income	$21,247	$22,728

Common unitholders’ interest in Net Income	$11,413	$7,038
Subordinated unitholders’ interest in Net Income	$9,813	$15,659
General Partner’s interest in Net Income	$21	$31
Earnings per unit, basic and diluted:
Common unit (basic and diluted)	$0.74	$1.04

Subordinated unit (basic and diluted)	$0.65	$1.04

General Partner unit (basic and diluted)	$0.70	$1.04

Weighted average number of units outstanding, basic and diluted:(1)
Common units	15,381,464	6,735,000
Subordinated units	14,985,000	14,985,000
General Partner units	30,397	30,000

(1)	On October 29, 2013, the Partnership issued i) 6,735,000 common units and 14,985,000 subordinated units to our Sponsor and ii) 30,000 general partner units to our General Partner (the General Partner Units, together with the issued common units and subordinated units, represent all of the outstanding interests in the Partnership). The unit and per unit data included in this section have been restated to reflect the issuance of the above units for the period ended June 30, 2013.

DYNAGAS LNG PARTNERS LP

Unaudited Condensed Consolidated Balance Sheets

As of June 30, 2014 and December 31, 2013

(Expressed in thousands of U.S. Dollars—except for unit data)

	June 30, 2014	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$19,623	$5,677
Other current assets	1,249	473
Due from related party	489	1,456

Total current assets	21,361	7,606

FIXED ASSETS, NET:
Vessels, net	655,885	453,175

Total fixed assets, net	655,885	453,175

OTHER NON CURRENT ASSETS:
Restricted Cash	24,000	22,000
Deferred Revenue and Other deferred charges	3,745	5,279
Due from related party	900	675

Total assets	$705,891	$488,735

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long term debt	$20,000	$—
Trade payables	2,529	3,743
Loan from related party	—	5,500
Due to related party	710	—
Accrued liabilities	920	1,041
Unearned revenue	7,053	4,619

Total current liabilities	31,212	14,903

Deferred revenue	1,741	2,048
Long—term debt, net of current portion	315,000	214,085

Total non-current liabilities	316,741	216,133

Commitments and contingencies	—	—

PARTNERS’ EQUITY:
Common unitholders: 20,505,000 units issued and outstanding as at June 30, 2014 and 14,985,000 units issued and outstanding as of December 31, 2013	305,863	182,969
Subordinated unitholders: 14,985,000 units issued and outstanding as at June 30, 2014 and December 31, 2013	51,852	74,580
General partner: 35,526 units issued and outstanding as at June 30, 2014 and 30,000 units issued and outstanding as at December 31, 2013	223	150

Total partners’ equity	357,938	257,699

Total liabilities and partners’ equity	$705,891	$488,735

DYNAGAS LNG PARTNERS LP

Unaudited Interim Consolidated Statements of Cash Flows

For the six month periods ended June 30, 2014 and 2013

(Expressed in thousands of U.S. Dollars)

	Six month period ended June 30,
	2014	2013
Cash flows from Operating Activities:
Net income:	$21,247	$22,728
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	6,852	6,733
Amortization of deferred financing fees	236	268
Deferred revenue	1,378	(2,873)
Changes in operating assets and liabilities:
Trade receivables	(65)	(56)
Prepayments and other assets	(71)	(242)
Inventories	(227)	—
Due from/to related party	1,478	(2,328)
Trade payables	3	(1,998)
Accrued liabilities	(107)	(435)
Unearned revenue	2,434	(4,069)

Net cash provided by Operating Activities	33,158	17,728

Cash flows from/(used in) Investing Activities:
Vessel Acquisitions	(209,562)	—

Net cash used in Investing Activities	(209,562)	—

Cash flows from/(used in) Financing Activities:
Decrease/(increase) in restricted cash	(2,000)	3,942
Payment of IPO issuance costs	(1,740)	—
Issuance of common units, net of issuance costs	121,045	—
Issuance of general partner units	126	—
Preferential deemed dividend	(25,508)	—
Distributions paid	(16,188)	—
Proceeds from long-term debt	340,000	—
Repayment of long-term debt	(219,085)	(21,670)
Repayment of loan to related party	(5,500)	—
Payment of deferred finance fees	(800)	—

Net cash provided by/(used in) Financing Activities	190,350	(17,728)

Net increase in cash and cash equivalents	13,946	—
Cash and cash equivalents at beginning of the period	5,677	—

Cash and cash equivalents at end of the period	$19,623	$—

THE OFFERING

Issuers	Dynagas LNG Partners LP and Dynagas Finance Inc.

Securities Offered	$ million aggregate principal amount (plus up to an additional $ million aggregate principal amount pursuant to an option granted to the underwriters) of our % Senior Notes due 2019 issued in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. For a detailed description of our Notes, please read “Description of Notes.”

Issue Date	, 2014

Maturity Date	The Notes will mature on October 30, 2019.

Interest Payment Dates	January 30, April 30, July 30 and October 30, commencing on October 30, 2014.

Interest Rate	Our Notes will bear interest from the date of original issue until maturity at a rate of % per year, payable in quarterly arrears.

Use of Proceeds	We intend to use the net proceeds of the sale of our Notes, which are expected to total approximately $ million after deducting underwriting discounts and commission and estimated offering expenses (or approximately $ million if the underwriters exercise their option to purchase additional Notes in full), for general partnership purposes, which may include funding vessel acquisitions. Please read “Use of Proceeds.”

Ranking	Our Notes will be our unsubordinated unsecured obligations. Our Notes will rank senior to any of our future subordinated debt and rank equally in right of payment with all of our existing and future unsecured and unsubordinated debt. Our Notes will effectively rank junior to our existing and future secured debt, to the extent of the value of the assets securing such debt as well as to existing and future debt and other liabilities of our subsidiaries. As of June 30, 2014, we and our subsidiaries had an aggregate of approximately $335.0 million of secured debt outstanding (excluding the Notes offered hereby).

No Security or Guarantees	None of our obligations under our Notes will be secured by collateral or guaranteed by any of our subsidiaries, affiliates or any other persons.

Change of Control	Upon the occurrence of certain change of control events (as defined in the indenture governing the Notes), you will have the right, as a holder of the Notes, to require us to repurchase some or all of your Notes at 101% of the principal amount, plus accrued and unpaid interest to, but excluding, the repurchase date. For additional information, please read “Description of Notes—Change of Control Permits Holders to Require us to Purchase Notes.”

Covenants	The indenture governing our Notes contains certain restrictive covenants, including covenants that require us to maintain a certain amount of asset coverage and provide certain reports. For additional information, please read “Description of Notes.”

“Reopening” of Notes	We may “reopen” our Notes at any time without the consent of the holders of our Notes and issue additional notes with the same terms as our Notes (except the issue price, issue date and initial interest payment date), which will thereafter constitute a single fungible series with our Notes.

Ratings	The Notes will not be rated by any nationally recognized statistical rating organization.

Listing	We intend to file an application to list our Notes on the NYSE. If the application is approved, trading of our Notes on the NYSE is expected to begin within 90 days after the original issue date of our Notes. The underwriters have advised us that they intend to make a market in our Notes prior to commencement of any trading on the NYSE. However, the underwriters will have no obligation to do so, and no assurance can be given that a market for our Notes will develop prior to commencement of trading on the NYSE or, if developed, will be maintained.

Form	Our Notes will be represented by one or more permanent global notes, which will be deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of a nominee designated by DTC. Holders of Notes may elect to hold interests in a global Note only in the manner described in this prospectus. Any such interest may not be exchanged for certificated securities except in limited circumstances described in this prospectus. For additional information, please read “Description of Notes—Book-Entry System; Delivery and Form” in this prospectus.

Additional Amounts; Tax Redemption	Any payments made by us with respect to the Notes will be made without withholding or deduction for or on account of taxes unless required by law. If we are required by law to withhold or deduct amounts for or on account of tax imposed by a relevant taxing authority with respect to a payment to the holders of Notes, we will, subject to certain exceptions, pay the additional amounts necessary so that the net amount received by the holders of the Notes after the withholding or deduction is not less than the amount that they would have received in the absence of the withholding or deduction. Please read “Description of Notes—Additional Amounts.”

In the event of certain developments affecting taxation, we may redeem the Notes in whole, but not in part, at any time, at a redemption price of 100% of the principal amount, plus accrued and unpaid interest, if any, and additional amounts, if any, to the date of redemption. Please read “Description of Notes—Optional Redemption for Changes in Withholding Taxes.”

Settlement	Delivery of our Notes offered hereby will be made against payment therefor on or about , 2014. Please read “Alternative Settlement Date.”

Risk Factors	An investment in our Notes involves risks. You should consider carefully the factors set forth in the section of this prospectus entitled “Risk Factors” beginning on page 25 of this prospectus to determine whether an investment in our Notes is appropriate for you.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table summarizes our summary historical consolidated financial and other operating data. Our historical consolidated financial statements have been prepared according to a transaction that constitutes a reorganization of companies under common control and has been accounted for in a manner similar to a pooling of interests, as the Sponsor Controlled Companies were indirectly wholly-owned by the Prokopiou family prior to the transfer of ownership of these companies to us. Accordingly, our financial statements have been presented, giving retroactive effect to the transaction described above, using consolidated financial historical carrying costs of the assets and liabilities of Dynagas LNG Partners and the Sponsor Controlled Companies as if Dynagas LNG Partners and the Sponsor Controlled Companies were consolidated for all periods presented.

The summary historical consolidated financial data in the table as of December 31, 2013, 2012 and 2011 and for the years then ended are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The summary historical consolidated financial data in the table as of and for the six months ended June 30, 2014 and 2013 have been derived from our unaudited interim consolidated financial information. The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the notes thereto included elsewhere or incorporated by reference in this prospectus.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of our Sponsor in the periods prior to our IPO for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(In thousands of U.S. Dollars, except for unit and per unit data)
Income Statement Data
Voyage revenues	$41,872	$42,444	$85,679	$77,498	$52,547

Voyage expenses(1)	(903)	(832)	(1,686)	(3,468)	(1,353)
Vessel operating expenses	(6,585)	(6,232)	(11,909)	(15,722)	(11,350)
General and administrative expenses	(1,021)	(21)	(387)	(278)	(54)
Management fees	(1,419)	(1,358)	(2,737)	(2,638)	(2,529)
Depreciation	(6,852)	(6,733)	(13,579)	(13,616)	(13,579)
Dry-docking and special survey costs	—	—	—	(2,109)	—

Operating income	$25,092	$27,268	$55,381	$39,667	$23,682

Interest income	—	—	—	1	4
Interest and finance costs	(3,999)	(4,591)	(9,732)	(9,576)	(3,977)
Loss on derivative financial instruments	—	—	—	(196)	(824)
Other, net	154	51	(29)	(60)	(65)

Net Income	$21,247	$22,728	$45,620	$29,836	$18,820

Earnings per unit (basic and diluted):
Common Units (basic and diluted)	$0.74	$1.04	$2.95	$1.37	$0.87

Subordinated Units (basic and diluted)	$0.65	$1.04	$1.52	$1.37	$0.87

General Partner Units (basic and diluted):	$0.70	$1.04	$1.52	$1.37	$0.87

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(In thousands of U.S. Dollars, except for unit and per unit data)
Weighted average number of units outstanding (basic and diluted):
Common units	15,381,464	6,735,000	7,729,521	6,735,000	6,735,000
Subordinated units	14,985,000	14,985,000	14,985,000	14,985,000	14,985,000
General Partner units	30,397	30,000	30,000	30,000	30,000
Cash distributions per unit	$0.365	—	$0.1746 (2)	$—	$—
Balance Sheet Data:
Total current assets	$21,361		$7,606	$8,981	$3,453
Vessels, net	655,885		453,175	466,754	480,370
Total assets	705,891		488,735	476,275	484,363
Total current liabilities	31,212		14,903	398,434	439,024
Total long term debt, including current portion	335,000		219,585	380,715	402,189
Total partners’ equity	357,938		257,699	75,175	45,339
Cash Flow Data:
Net cash provided by operating activities	$33,158	$17,728	$44,204	$27,902	$28,974
Net cash used in investing activities	(209,562)	—	—	—	—
Net cash provided by/ (used in) financing activities	190,350	(17,728)	(38,527)	(27,902)	(28,974)
Fleet Data:
Number of vessels at the end of the year/period	4	3	3	3	3
Average number of vessels in operation(3)	3	3	3	3	3
Average age of vessels in operation at end of period (years)	5.4	5.9	6.4	5.4	4.4
Available days(4)	550.5	543.0	1,095.0	1,056.0	1,095.0
Time Charter Equivalent(5)	$74,421	$76,634	$76,706	$70,104	$46,753
Fleet utilization(6)	100%	100%	100%	99.5%	99.5%
Other Financial Data:
Adjusted EBITDA(7)	$33,006	$34,052	$68,931	$53,223	$37,196

(1)	Voyage expenses include commissions of 1.25% paid to our Manager and third party ship brokers.
(2)	Corresponds to a prorated fourth quarter distribution for the period beginning on November 18, 2013 and ending on December 31, 2013. The prorated cash distribution was declared on January 31, 2013 and paid on February 14, 2014.
(3)	Represents the number of vessels that constituted our Fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.
(4)	Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or drydockings.
(5)

Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the six month periods ended June 30, 2014 and 2013 and for the years ended December 31, 2013, 2012 and 2011 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars and Available days):

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(In thousands of U.S. Dollars)
Voyage revenues	$41,872	$42,444	$85,679	$77,498	$52,547

Voyage expenses	(903)	(832)	(1,686)	(3,468)	(1,353)

Time charter equivalent revenues	40,969	41,612	83,993	74,030	51,194
Total Available days	550.5	543.0	1,095	1,056	1,095

Time charter equivalent (TCE) rate	$74,421	$76,634	$76,706	$70,104	$46,753

(6)	We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are offhire for reasons other than scheduled off-hires for vessel upgrades, drydockings or special or intermediate surveys.
(7)	Adjusted EBITDA is defined as earnings before interest and finance costs, net of interest income, gains/losses on derivative financial instruments, taxes (when incurred), depreciation and amortization (when incurred) and significant non-recurring items, such as accelerated time charter amortization. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance. We believe that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(In thousands of U.S. Dollars)
Reconciliation to Net Income
Net Income	$21,247	$22,728	$45,620	$29,836	$18,820

Net interest expense (including loss from derivative instruments)	3,763	4,323	8,682	9,181	4,697
Depreciation	6,852	6,733	13,579	13,616	13,579
Amortization and write-off of deferred finance fees	236	268	1,050	590	100
Non-recurring expense from accelerated time charter amortization	908	—	—	—	—

Adjusted EBITDA	$33,006	$34,052	$68,931	$53,223	$37,196

FORWARD-LOOKING STATEMENTS

Statements included in this prospectus which are not historical facts (including statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto) are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are also forward-looking statements. Our disclosure and analysis in this prospectus pertaining to our operations, cash flows and financial position, including, in particular, the likelihood of our success in developing and expanding our business, include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “may,” “should” and similar expressions are forward-looking statements.

All statements in this prospectus that are not statements of either historical or current facts are forward-looking statements.

Forward-looking statements appear in a number of places and include statements with respect to, among other things:

•	LNG market trends, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of LNG carriers;

•	our anticipated growth strategies;

•	the effect of the worldwide economic slowdown;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs and bunker prices;

•	forecasts of our ability to make cash distributions on our common units or any increases in our cash distributions;

•	our future financial condition or results of operations and our future revenues and expenses;

•	the repayment of debt and settling of interest rate swaps;

•	our ability to make additional borrowings and to access debt and equity markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	our ability to maintain long-term relationships with major LNG traders;

•	our ability to leverage our Sponsor’s relationships and reputation in the shipping industry;

•	our ability to realize the expected benefits from acquisitions;

•	our ability to purchase vessels from our Sponsor in the future, including the Optional Vessels;

•	our continued ability to enter into long-term time charters;

•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charters;

•	future purchase prices of newbuildings and secondhand vessels and timely deliveries of such vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	acceptance of a vessel by its charterer;

•	termination dates and extensions of charters;

•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	availability of skilled labor, vessel crews and management;

•	our anticipated incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under the fleet management agreements and the administrative services agreement with our Manager;

•	the anticipated taxation of our partnership and distributions to our unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our common units in the public market;

•	our business strategy and other plans and objectives for future operations; and

•	other factors detailed in this prospectus and from time to time in our periodic reports.

RISK FACTORS

An investment in our Notes involves substantial risks. You should consider carefully the following risk factors, as well as the other information contained in this prospectus, before making an investment in our Notes. Any of the risk factors described below could significantly and negatively affect our business, financial condition or operating results. In that case, the trading price of our Notes could decline, and you may lose part or all of your investment.

Risks of Investing in our Notes and Risks Related to our Other Indebtedness

Your investment in our Notes is subject to our credit risk.

Our Notes are unsubordinated unsecured general obligations of ours and are not, either directly or indirectly, an obligation of any third party. Our Notes will rank equally with all of our other unsecured and unsubordinated debt obligations, except as such obligations may be preferred by operation of law. Any payment to be made on our Notes, including the return of the principal amount at maturity or any redemption date, as applicable, depends on our ability to satisfy our obligations as they come due. As a result, our actual and perceived creditworthiness may affect the market value of our Notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of our Notes.

The amount of our debt could limit our liquidity and flexibility in obtaining additional financing and in pursuing other business opportunities.

As of June 30, 2014, we had total outstanding long-term secured debt of $335.0 million consisting of amounts borrowed under our $340 million Senior Secured Revolving Credit Facility. We expect that a large portion of our cash flow from operations will be used to repay the principal and interest on our bank debt. In addition, we may enter into other new debt arrangements or issue additional debt securities in the future. So long as our net borrowings do not equal or exceed 75% of our total assets, the indenture under which the Notes will be issued will permit us to incur additional indebtedness, subject to certain limitations in our other debt agreements.

Our current indebtedness and future indebtedness that we may incur could affect our future operations, as a large portion of our cash flow from operations will be dedicated to the payment of interest and principal on such debt and will not be available for other purposes. Covenants contained in our debt agreements may affect our flexibility in planning for, and reacting to, changes in our business or economic conditions, limit our ability to dispose of assets or place restrictions on the use of proceeds from such dispositions, withstand current or future economic or industry downturns and compete with others in our industry for strategic opportunities, and limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes and our ability to pay minimum quarterly distributions to our unitholders and principal and interest on the Notes to noteholders.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or eliminating distributions to our unitholders, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Our subsidiaries conduct the substantial majority of our operations and own our operating assets, and your right to receive payments on our Notes is structurally subordinated to the rights of the lenders of our subsidiaries.

Our subsidiaries conduct the substantial majority of our operations and own our operating assets. As a result, our ability to make required payments on our Notes depends in part on the operations of our subsidiaries and our subsidiaries’ ability to distribute funds to us. To the extent our subsidiaries are unable to distribute, or are restricted from distributing, funds to us, we may be unable to fulfill our obligations under our Notes. Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due on our Notes or to make funds available for that purpose. Our Notes will not be guaranteed by any of our subsidiaries or any other person.

The rights of holders of our Notes will be structurally subordinated to the rights of our subsidiaries’ lenders. A default by a subsidiary under its debt obligations would result in a block on distributions from the affected subsidiary to us. Our Notes will be effectively junior to all existing and future liabilities of our subsidiaries. In the event of a bankruptcy, liquidation or reorganization of any of our subsidiaries, creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As of June 30, 2014, we, through our subsidiaries, had $335.0 million of outstanding indebtedness (all of which was secured indebtedness). In addition, the indenture under which our Notes will be issued will permit our subsidiaries to incur additional debt, subject to the limitations set forth therein. Please read “Description of Notes—Certain covenants—Limitations on Total Borrowings.”

We may be unable to comply with covenants in our credit facilities or any future financial obligations that impose operating and financial restrictions on us.

Certain of our existing and future credit facilities, which are secured by mortgages on our vessels, impose and will impose certain operating and financial restrictions on us, mainly to ensure that the market value of the mortgaged vessel under the applicable credit facility does not fall below a certain percentage of the outstanding amount of the loan, which we refer to as the asset coverage ratio. In addition, certain of our credit facilities require us to satisfy certain other financial covenants, including maintenance of minimum cash liquidity levels.

The operating and financial restrictions contained in our credit facilities prohibit or otherwise limit our ability to, among other things:

•	obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes on favorable terms, or at all;

•	make distributions to unitholders when an event of default exists, as applicable;

•	incur additional indebtedness, create liens or issue guarantees;

•	charter our vessels or change the terms of our existing charter agreements;

•	sell, transfer or lease our assets or vessels or the shares of our vessel-owning subsidiaries;

•	make investments and capital expenditures;

•	reduce our share capital; and

•	undergo a change in ownership or Manager.

Therefore, we may need to seek permission from our lenders in order to engage in some actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay minimum quarterly distributions on our common units and interest on our Notes, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

A violation of any of the financial covenants contained in our existing or future credit facilities may constitute an event of default under such credit facility, which, unless cured or waived or modified by our lenders, provides our lenders with the right to, among other things, require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our Fleet, reclassify our indebtedness as current liabilities and accelerate our indebtedness and foreclose their liens on our vessels and the other assets securing the credit facilities, which would impair our ability to continue to conduct our business.

Please see “Description of Other Indebtedness” for more information on our existing loan facilities.

Our Notes will be unsecured obligations and will be effectively subordinated to our secured debt.

Our Notes are unsecured and therefore will be effectively subordinated to any secured debt we maintain or may incur to the extent of the value of the assets securing the debt. In the event of a bankruptcy or similar proceeding involving us, the assets that serve as collateral will be available to satisfy the obligations under any secured debt before any payments are made on our Notes. As of June 30, 2014, we had $335.0 million of outstanding indebtedness (all of which is secured indebtedness). We will continue to have the ability to incur additional secured debt, subject to limitations in our credit facilities and the indenture relating to our Notes. Please read “Description of Other Indebtedness.”

We may not have the ability to raise the funds necessary to purchase our Notes as required upon a change of control, and our existing and future debt may contain limitations on our ability to purchase our Notes.

Following a change of control as described under “Description of Notes—Change of Control Permits Holders to Require us to Purchase Notes,” holders of Notes will have the right to require us to purchase their Notes for cash. A change of control may also constitute an event of default or prepayment under, and result in the acceleration of the maturity of, our then existing indebtedness. We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the change of control purchase price in cash with respect to any Notes surrendered by holders for purchase upon a change of control. In addition, restrictions in our then existing credit facilities or other indebtedness, if any, may not allow us to purchase the Notes upon a change of control. Our failure to purchase the Notes upon a change of control when required would result in an event of default with respect to the Notes which could, in turn, constitute a default under the terms of our other indebtedness, if any. If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and purchase the Notes.

Some significant restructuring transactions may not constitute a change of control, in which case we would not be obligated to offer to purchase the Notes.

Upon the occurrence of a change of control, you have the right to require us to purchase your Notes. However, the change of control provisions will not afford protection to holders of Notes in the event of certain transactions that could adversely affect the Notes. For example, transactions such as leveraged recapitalizations, refinancings or certain restructurings would not constitute a change of control requiring us to repurchase the Notes. In the event of any such transaction, holders of the Notes would not have the right to require us to purchase their Notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting holders of the Notes.

Our Notes do not have an established trading market, which may negatively affect their market value and your ability to transfer or sell your Notes.

Our Notes are a new issuance of securities with no established trading market. We intend to apply to list our Notes on the NYSE, but there can be no assurance that the NYSE will accept our Notes for listing. Even if our Notes are approved for listing by the NYSE, an active trading market on the NYSE for our Notes may not develop or, even if it develops, may not last, in which case the trading price of our Notes could be adversely affected and your ability to transfer your Notes will be limited. If an active trading market does develop on the NYSE, our Notes may trade at prices lower than the offering price. The trading price of our Notes will depend on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic and financial market conditions;

•	our issuance of debt or preferred equity securities; and

•	our financial condition, results of operations and prospects.

We have been advised by the underwriters that they intend to make a market in our Notes pending any listing of the Notes on the NYSE, but they are not obligated to do so and may discontinue market-making at any time without notice.

Our Notes have not been rated, and ratings of any of our other securities may affect the trading price of our Notes.

We have not sought to obtain a rating for our Notes, and our Notes may never be rated. It is possible, however, that one or more credit rating agencies might independently determine to assign a rating to our Notes or that we may elect to obtain a rating of our Notes in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to our Notes in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, or if ratings for such other securities would imply a lower relative value for our Notes, could adversely affect the market for, or the market value of, our Notes. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including our Notes. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of our Notes may not reflect all risks related to us and our business, or the structure or market value of our Notes.

Our management will have broad discretion over the use of the proceeds to us from this offering and might not apply the proceeds of this offering in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. They may not apply the net proceeds of this offering in ways that increase the value of your investment. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. We currently expect to use the net proceeds from this offering for general partnership purposes, which may include funding vessel acquisitions. Please read “Use of Proceeds.”

Servicing our current or future indebtedness limits funds available for other purposes and if we cannot service our debt, we may lose our vessels.

Borrowing under our current or future credit facilities requires, or will require, us to dedicate a part of our cash flow from operations to paying interest on our indebtedness under such facilities. These payments limit funds available for working capital, capital expenditures and other purposes, including further equity or debt financing in the future. Amounts borrowed under our current or future credit facilities bear interest at variable rates. Increases in prevailing rates could increase the amounts that we would have to pay to our lenders, even though the outstanding principal amount remains the same, and our net income and cash flows would decrease. If we do not generate or reserve enough cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	seeking to raise additional capital;

•	refinancing or restructuring our debt;

•	selling our LNG carriers; or

•	reducing or delaying capital investments.

However, these alternative financing plans, if necessary, may not be sufficient to allow us to meet our debt obligations. If we are unable to meet our debt obligations or if some other default occurs under our credit facilities, our lenders could elect to declare that debt, together with accrued interest and fees, to be immediately due and payable and proceed against the collateral vessels securing that debt even though the majority of the proceeds used to purchase the collateral vessels did not come from our credit facilities.

We expect to be exposed to volatility in the London Interbank Offered Rate, or LIBOR, and may consider selectively enter into derivative contracts, which can result in higher than market interest rates and charges against our income.

We expect the loans under our secured credit facilities to be generally advanced at a floating rate based on LIBOR, which has been stable, but was volatile in prior years, which can affect the amount of interest payable on our debt, and which, in turn, could have an adverse effect on our earnings and cash flow. In addition, in recent years, LIBOR has been at relatively low levels, and may rise in the future as the current low interest rate environment comes to an end. Our financial condition could be materially adversely affected at any time that we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and any other financing arrangements we may enter into in the future, including those we enter into to finance a portion of the amounts payable with respect to newbuildings. Moreover, even if we have entered into interest rate swaps or other derivative instruments for purposes of managing our interest rate exposure, our hedging strategies may not be effective and we may incur substantial losses.

We may consider selectively enter into derivative contracts to hedge our overall exposure to interest rate risk exposure. Entering into swaps and derivatives transactions is inherently risky and presents various possibilities for incurring significant expenses. The derivatives strategies that we employ in the future may not be successful or effective, and we could, as a result, incur substantial additional interest costs. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a description of our expected interest rate swap arrangements.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are formed under the laws of the Republic of The Marshall Islands and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have no operations in the United States. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

We do not have the same flexibility as other types of organizations to accumulate cash, which may limit cash available to service the Notes or to repay them at maturity.

Unlike a corporation, pursuant to our partnership agreement we distribute, on a quarterly basis, 100% of our available cash to our unitholders of record and our general partner. Available cash is generally defined to mean, for each quarter cash generated from our business less the amount of cash reserves established by our Board of Directors at the date of determination of available cash for the quarter to provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future credit needs subsequent to that quarter), comply with applicable law, any of our debt instruments or other agreements; and provide funds for distributions to our unitholders and to our General Partner for any one or more of the next four quarters, plus, if our Board of Directors so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter. Our Board of Directors will determine the amount and timing of such distributions and has broad discretion to establish and make additions to our reserves or the reserves of our operating partnerships in amounts the general partner determines in its reasonable discretion to be necessary or appropriate:

•	to provide for the proper conduct of our business and the businesses of our operating partnerships (including reserves for future capital expenditures and for our anticipated future credit needs);

•	to provide funds for distributions to our unitholders and the general partner for any one or more of the next four calendar quarters; or

•	to comply with applicable law or any of our loan or other agreements.

Although our payment obligations to our unitholders are subordinate to our payment obligations to you, the value of our units will decrease in direct correlation with decreases in the amount of cash we distribute per unit. Accordingly, if we experience a liquidity problem in the future, we may not be able to issue equity to recapitalize.

Risks Relating to Our Partnership

Our Fleet consists of four LNG carriers. Any limitation in the availability or operation of these vessels could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce or eliminate our ability to pay the minimum quarterly distribution on our common units and subordinated units and principal and interest on the Notes.

Our Fleet consists of only four LNG carriers. If any of our vessels are unable to generate revenues as a result of off-hire time, early termination of the applicable time charter or otherwise, our business, results of operations financial condition and ability to pay minimum quarterly distributions to unitholders and interest on the Notes to noteholders could be materially adversely affected.

We currently derive all our revenue and cash flow from three charterers and the loss of either of these charterers could cause us to suffer losses or otherwise adversely affect our business.

We currently derive all of our revenue and cash flow from three charterers, BG Group, Gazprom and Statoil. For the year ended December 31, 2013, BG Group accounted for 61% and Gazprom accounted for 39% of our total revenue. For the six month period ended June 30, 2014, BG Group accounted for 63%, Gazprom accounted for 36% and Statoil accounted for 1% of our total revenue. All of the charters for our Fleet have fixed terms, but may be terminated early due to certain events, such as a charterer’s failure to make charter payments to us because of financial inability, disagreements with us or otherwise. The ability of each of our counterparties to perform its obligations under a charter with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the LNG shipping industry, prevailing prices for natural gas and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under an agreement with us, we may be unable to realize revenue under that charter and could sustain losses, which could have a material adverse effect on our business, financial condition, results of operations and ability to pay minimum quarterly distribution to our unitholders and interest on the Notes to noteholders.

In addition, a charterer may exercise its right to terminate the charter if, among other things:

•	the vessel suffers a total loss or is damaged beyond repair;

•	we default on our obligations under the charter, including prolonged periods of vessel off-hire;

•	war or hostilities significantly disrupt the free trade of the vessel;

•	the vessel is requisitioned by any governmental authority; or

•	a prolonged force majeure event occurs, such as war or political unrest, which prevents the chartering of the vessel.

In addition, the charter payments we receive may be reduced if the vessel does not perform according to certain contractual specifications. For example, charter hire may be reduced if the average vessel speed falls below the speed we have guaranteed or if the amount of fuel consumed to power the vessel exceeds the guaranteed amount.

If any of our charters are terminated, we may be unable to re-deploy the related vessel on terms as favorable to us as our current charters, or at all. If we are unable to re-deploy a vessel for which the charter has been terminated, we will not receive any revenues from that vessel, and we may be required to pay ongoing expenses necessary to maintain the vessel in proper operating condition. Any of these factors may decrease our revenue and cash flows. Further, the loss of any of our charterers, charters or vessels, or a decline in charter hire under any of our charters, could have a material adverse effect on our business, results of operations, financial condition and ability to pay minimum quarterly distributions to our unitholders and interest on the Notes to our noteholders.

We are subject to certain risks with respect to our contractual counterparties, and failure of such counterparties to perform their obligations under such contracts could cause us to sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have entered into, and may enter in the future, contracts, charters, conversion contracts with shipyards, credit facilities with banks, interest rate swaps, foreign currency swaps and equity swaps. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions and the overall financial condition of the counterparty. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay the minimum quarterly distribution on our common units, subordinated units and General Partner units and principal and interest on the Notes to noteholders.

We may not have sufficient cash from operations to pay the minimum quarterly distribution on our common units, subordinated units and General Partner units and principal and interest payments on the Notes to noteholders. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based on the risks described in this section, including, among other things:

•	the rates we obtain from our charters;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the continued availability of natural gas production;

•	demand for LNG;

•	supply of LNG carriers;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash available for distribution to our unitholders will depend on other factors, including:

•	the level of capital expenditures we make, including for maintaining or replacing vessels, building new vessels, acquiring secondhand vessels and complying with regulations;

•	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	our debt service requirements and restrictions on distributions contained in our debt instruments;

•	the level of debt we will incur to fund future acquisitions, including if we exercise our option to purchase any or all of the remaining six Optional Vessels that we have the right to purchase pursuant to the terms and subject to the conditions of the Omnibus Agreement. See “Certain Relationships and Related Party Transactions—Omnibus Agreement”;

•	fluctuations in interest rates;

•	fluctuations in our working capital needs;

•	variable tax rates;

•	our ability to make, and the level of, working capital borrowings; and

•	the amount of any cash reserves established by our Board of Directors.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

Our future growth depends on our ability to expand relationships with existing charterers, establish relationships with new customers and obtain new time charter contracts, for which we will face substantial competition from established companies with significant resources and potential new entrants.

We will seek to enter into additional multi-year time charter contracts upon the expiration or early termination of our existing charter arrangements, and we may also seek to enter into additional multi-year time charter contracts in connection with an expansion of our Fleet. The process of obtaining multi-year charters for LNG carriers is highly competitive and generally involves an intensive screening procedure and competitive bids, which often extends for several months. We believe LNG carrier time charters are awarded based upon a variety of factors relating to the ship and the ship operator, including:

•	size, age, technical specifications and condition of the ship;

•	efficiency of ship operation;

•	LNG shipping experience and quality of ship operations;

•	shipping industry relationships and reputation for customer service;

•	technical ability and reputation for operation of highly specialized ships;

•	quality and experience of officers and crew;

•	safety record;

•	the ability to finance ships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing marine transportation services for potential LNG projects from a number of experienced companies, including other independent ship owners as well as state-sponsored entities and major energy companies that own and operate LNG carriers and may compete with independent owners by using their fleets to carry LNG for third parties. Some of these competitors have significantly greater financial resources and larger fleets than we have. A number of marine transportation companies—including companies with strong reputations and extensive resources and experience—have entered the LNG transportation market in recent years, and there are other ship owners and managers who may also attempt to participate in the LNG market in the future. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing charterers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

We will be required to make substantial capital expenditures to expand the size of our Fleet. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions or pay principal and interest on the Notes may be diminished, our financial leverage could increase or our unitholders could be diluted.

We will be required to make substantial capital expenditures to expand the size of our Fleet. We may be required to make significant installment payments for retrofitting of LNG carriers and acquisitions of LNG carriers. If we choose to purchase any other LNG carriers, we plan to finance the cost either through cash from operations, borrowings or debt or equity financings.

Use of cash from operations to expand our Fleet will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions or pay principal and interest on the Notes. Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to pay the minimum quarterly distribution to unitholders and interest payments on the Notes to our noteholders, which could have a material adverse effect on our ability to make cash distributions or pay principal and interest on the Notes.

We may be unable to make or realize expected benefits from acquisitions, which could have an adverse effect on our expected plans for growth.

Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

If we acquire secondhand vessels, as opposed to newbuildings, we may be exposed to additional risks. Unlike newbuildings, secondhand vessels typically do not carry warranties as to their condition. While we generally inspect secondhand vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity and could have an adverse effect on our expected plans for growth.

Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the credit agreements secured by the Optional Vessels. If our Sponsor fails to perform its obligations under its loan agreements, our business and expected plans for growth may be materially affected.

Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the credit agreements secured by the Optional Vessels. Failure on behalf of our Sponsor to perform its obligations under its credit agreements, including paying scheduled installments and complying with certain covenants, may constitute an event of default under these secured loan agreements. If an event of default occurs under these loan agreements, our Sponsor’s lenders could accelerate the outstanding loans and declare all amounts borrowed due and payable. In this case, if our Sponsor is unable to obtain a waiver or amendment or does not otherwise have enough cash on hand to repay the outstanding borrowings, its lenders may, among other things, foreclose their liens on the Optional Vessels. In this case, we may not be able to exercise our rights under the Omnibus Agreement to acquire the Optional Vessels, which would likely have a material adverse effect on our business and our expected plans for growth.

In addition, since our Sponsor is a private company and there is little or no publicly available information about it, we or an investor could have little advance warning of potential financial or other problems that might affect our Sponsor that could have a material adverse effect on us.

We are dependent on our affiliated Manager for the management of our Fleet.

We have entered into the Management Agreements with our affiliated Manager for the commercial and technical management of our Fleet, including crewing, maintenance and repair. The loss of our Manager’s services or its failure to perform its obligations to us could materially and adversely affect the results of our operations. In addition, our Manager provides us with significant management, administrative, financial and other support services. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services. Our business will be harmed if our Manager fails to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us.

Our Sponsor, our General Partner and their respective affiliates own a controlling interest in us and have conflicts of interest and limited duties to us and our common unitholders, which may permit them to favor their own interests to your detriment.

Members of the Prokopiou Family control our Sponsor, our Manager and our General Partner. Our Sponsor currently owns 610,000 of our common units and all of our subordinated units, representing approximately 43.9% of the outstanding common and subordinated units in aggregate, and our General Partner owns a 0.1% General Partner interest in us and 100% of our incentive distribution rights and therefore may have considerable influence over our actions. The interests of our Sponsor and the members of the Prokopiou family may be different from your interests and the relationships described above could create conflicts of interest. We cannot assure you that any conflicts of interest will be resolved in your favor.

Conflicts of interest may arise between our Sponsor and its affiliates on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our Sponsor and its affiliates may favor their own interests over the interests of our unitholders. Although a majority of our directors will over time be elected by our common unitholders, our General Partner will have influence on decisions made by our Board of Directors. Our Board of Directors has a conflicts committee comprised of independent directors. Our Board of Directors may, but is not obligated to, seek approval of the conflicts committee for resolutions of conflicts of interest that may arise as a result of the relationships between our Sponsor and its affiliates, on the one hand, and us and our unaffiliated limited partners, on the other. There can be no assurance that a conflict of interest will be resolved in favor of us.

These conflicts include, among others, the following situations:

•	neither our Partnership Agreement nor any other agreement requires our Sponsor or our General Partner or their respective affiliates to pursue a business strategy that favors us or utilizes our assets, and their officers and directors have a fiduciary duty to make decisions in the best interests of their respective unitholders, which may be contrary to our interests;

•	our Partnership Agreement provides that our General Partner may make determinations or take or decline to take actions without regard to our or our unitholders’ interests. Specifically, our General Partner may exercise its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in exchange for resetting the target distribution levels related to the incentive distribution rights, consent or withhold consent to any merger or consolidation of the company, appoint any directors or vote for the election of any director, vote or refrain from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraw from the Partnership, transfer (to the extent permitted under our Partnership Agreement) or refrain from transferring its units, the General Partner interest or incentive distribution rights or vote upon the dissolution of the Partnership;

•	our General Partner and our directors and officers have limited their liabilities and any fiduciary duties they may have under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by the General Partner and our directors and officers, all as set forth in the Partnership Agreement;

•	our General Partner and our Manager are entitled to reimbursement of all reasonable costs incurred by them and their respective affiliates for our benefit; our Partnership Agreement does not restrict us from paying our General Partner and our Manager or their respective affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•	our General Partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

•	Although a majority of our directors will over time be elected by common unitholders, our General Partner will likely have substantial influence on decisions made by our Board of Directors.

The control of our General Partner may be transferred to a third party without unitholder consent.

Our General Partner may transfer its General Partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. In addition, our Partnership Agreement does not restrict the ability of the members of our General Partner from transferring their respective membership interests in our General Partner to a third party.

Our Sponsor and its affiliates may compete with us.

Pursuant to the Omnibus Agreement with our Sponsor and our General Partner, our Sponsor and its affiliates (other than us, and our subsidiaries) generally have agreed not to acquire, own, operate or contract for any LNG carriers acquired or placed under contracts with an initial term of four or more years. The Omnibus

Agreement, however, contains significant exceptions that may allow our Sponsor or any of its affiliates to compete with us, which could harm our business. Our Sponsor and its affiliates may compete with us, subject to the restrictions contained in the Omnibus Agreement, and could own and operate LNG carriers under charters of four years or more that may compete with our vessels if we do not acquire such vessels when they are offered to us pursuant to the terms of the Omnibus Agreement. See “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Noncompetition.”

Mr. Tony Lauritzen, our Chief Executive Officer, Mr. Michael Gregos, our Chief Financial Officer, and certain other officers will not devote all of their time to our business, which may hinder our ability to operate successfully.

Mr. Tony Lauritzen, our Chief Executive Officer, Mr. Michael Gregos, our Chief Financial Officer and certain other officers, will be involved in other business activities with our Sponsor and its affiliates, which may result in their spending less time than is appropriate or necessary to manage our business successfully. Based solely on the anticipated relative sizes of our Fleet and the fleet owned by our Sponsor and its affiliates over the next twelve months, we estimate that Mr. Lauritzen, Mr. Gregos, and certain other officers may spend a substantial portion of their monthly business time on our business activities and their remaining time on the business of our Sponsor and its affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. This could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Fees and cost reimbursements, which our Manager will determine for services provided to us, will be substantial, will be payable regardless of our profitability and will reduce our cash available to repay debt.

Our Manager which is wholly-owned by Mr. George Prokopiou, is responsible for the commercial and technical management of the vessels in our Fleet pursuant to the Management Agreements. We currently pay our Manager a fee of $2,575 per day for each vessel for providing our ship owning subsidiaries with technical, commercial, insurance, accounting, financing, provisions, crewing, bunkering services and general administrative services. In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire and the ballast bonus, which is the amount paid to the shipowner as compensation for all or part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer. We paid an aggregate of approximately $3.7 million to our Manager in connection with the management of our Initial Fleet for the year ended December 31, 2013. Pursuant to the Management Agreement, our Manager also provides us with certain administrative and support services.

The management fee increases by 3% annually unless otherwise agreed, between us, with approval of our conflicts committee, and our Manager. In addition we will pay Dynagas Ltd. a commercial management fee equal to 1.25% of the gross freight, demurrage and charter hire collected from the employment of our vessels. The management fees payable for the vessels may be further increased if our Manager has incurred material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our conflicts committee.

For a description of our Management Agreements, see “Certain Relationships and Related Party Transactions—Vessel Management Agreements.” The fees and expenses payable pursuant to the management agreement will be payable without regard to our financial condition or results of operations. The payment of fees to could adversely affect our ability to pay cash distributions to you.

We can borrow money to pay distributions, which would reduce the amount of credit available to operate our business.

Our Partnership Agreement allows us to make working capital borrowings to pay distributions. Accordingly, if we have available borrowing capacity, we can make distributions on all our units even though cash generated by our operations may not be sufficient to pay such distributions. Any working capital borrowings by us to make distributions will reduce the amount of working capital borrowings we can make for operating our business. For more information, see “Description of Other Indebtedness.”

We depend on our Manager to assist us in operating and expanding our business.

We subcontract the commercial and technical management of our Fleet, including crewing, maintenance and repair, to our Manager; the loss of our Manager’s services or its failure to perform its obligations to us could materially and adversely affect the results of our operations.

Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services. Our business will be harmed if our service providers fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us.

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with our Manager and its reputation and relationships in the shipping industry. If our Manager suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	obtain financing on commercially acceptable terms;

•	maintain access to capital under the Sponsor credit facility; or

•	maintain satisfactory relationships with suppliers and other third parties.

Our current time charters and our $340.0 Million Senior Secured Revolving Credit Facility prevent us from changing our Manager.

Our ability to change our Manager with another affiliated or third-party Manager, is prohibited by provisions in our current time charters with BG Group, Gazprom, and Statoil and our $340.0 Million Senior Secured Revolving Credit Facility, without the prior consent of BG Group, Gazprom, Statoil and our lenders. In addition, we cannot assure you that future debt agreements or time charter contracts with our existing or new lenders or charterers, respectively, will not contain similar provisions.

Since our Manager is a privately held company and there is little or no publicly available information about it, an investor could have little advance warning of potential financial and other problems that might affect our Manager that could have a material adverse effect on us.

The ability of our Manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our Manager’s financial strength, and because it is privately held, it is unlikely that information about its financial strength would become public unless our Manager began to default on its obligations. As a result, an investor in our common units might have little advance warning of problems affecting our Manager, even though these problems could have a material adverse effect on us.

We may be unable to attract and retain key management personnel in the LNG industry, which may negatively impact the effectiveness of our management and our results of operation.

Our success depends to a significant extent upon the abilities and the efforts of our senior executives. While we believe that we have an experienced management team, the loss or unavailability of one or more of our senior executives for any extended period of time could have an adverse effect on our business and results of operations.

A shortage of qualified officers and crew could have an adverse effect on our business and financial condition.

LNG carriers require a technically skilled officer staff with specialized training. As the world LNG carrier fleet continues to grow, the demand for technically skilled officers and crew has been increasing, which has led to a shortfall of such personnel. Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our Fleet. If we or our third-party ship Managers are unable to employ technically skilled staff and crew, we will not be able to adequately staff our vessels. A material decrease in the supply of technically skilled officers or an inability of our Manager to attract and retain such qualified officers could impair our ability to operate, or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to pay minimum quarterly distributions to our unitholders and interest payments on the Notes to our Noteholders.

The derivative contracts we may enter into, in the future, to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and charges against our income.

As of June 30, 2014, we had total outstanding long-term debt of $335.0 million, which in its entirety is exposed to a floating interest rate. In order to manage our current or future exposure to interest rate fluctuations, we may use interest rate swaps to effectively fix a part of our floating rate debt obligations. As of June 30, 2014, we had not entered into interest rate swap agreements to fix the interest rate on our floating rate bank debt. Any future hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

We are a holding company, and our ability to make cash distributions to our unitholders or pay principal and interest on the Notes will be limited by the value of investments we currently hold and by the distribution of funds from our subsidiaries.

We are a holding company whose assets mainly consist of equity interests in our subsidiaries. As a result, our ability to make cash distributions to our unitholders or pay principal and interest on the Notes will depend on the performance of our operating subsidiaries. If we are not able to receive sufficient funds from our subsidiaries, we will not be able to pay distributions unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common units and Notes less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. We have elected to take advantage of the reduced reporting obligations, including the extended transition period for complying with new or revised accounting standards under Section 102 of the JOBS Act, and as a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. In addition, as an “emerging growth company” we are exempt from having our independent auditor assess our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act. We cannot predict if investors will find our common units and Notes less attractive because we may rely on these exemptions. If some investors find our common units and Notes less attractive as a result, there may be a less active trading market for our common units and our share price may be more volatile.

Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.

Our cash distribution policy, which is consistent with our Partnership Agreement, requires us to distribute all of our available cash (as defined in our Partnership Agreement) each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

In determining the amount of cash available for distribution, our Board of Directors approves the amount of cash reserves to set aside, including reserves for future maintenance and replacement capital expenditures, working capital and other matters. We also rely upon external financing sources, including commercial borrowings, to fund our capital expenditures. Accordingly, to the extent we do not have sufficient cash reserves or are unable to obtain financing, our cash distribution policy may significantly impair our ability to meet our financial needs or to grow.

If capital expenditures are financed through cash from operations or by issuing debt or equity securities, our ability to make cash distributions or pay principal and interest on the Notes may be diminished, our financial leverage could increase or our unitholders may be diluted.

Use of cash from operations to expand or maintain our fleet will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders or pay principal and interest on the Notes. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to maintain our current level of quarterly distributions to unitholders, both of which could have a material adverse effect on our ability to make cash distributions or pay principal and interest on the Notes.

Due to our lack of diversification, adverse developments in our LNG shipping business could reduce our ability to make distributions to our unitholders or pay principal and interest on the Notes.

We rely exclusively on the cash flow generated from our LNG carriers. Due to our lack of diversification, an adverse development in the LNG shipping industry could have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of businesses.

We may experience operational problems with vessels that reduce revenue and increase costs.

LNG carriers are complex and their operation technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders or pay principal and interest on the Notes.

Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash.

During the subordination period, which we define elsewhere in this prospectus, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.365 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. See “Our Cash Distribution Policy and Restrictions on Distributions—Subordination Period,” “—Distributions of Available Cash From Operating Surplus During the Subordination Period” and “—Distributions of Available Cash From Operating Surplus After the Subordination Period.”

Because the Public Company Accounting Oversight Board is not currently permitted to inspect our independent accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies are required by law to undergo periodic Public Company Accounting Oversight Board, or PCAOB, inspections that assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. Certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries, even if they are part of major international firms. Accordingly, unlike for most U.S. public companies, the PCAOB is prevented from evaluating our auditor’s performance of audits and its quality control procedures, and, unlike shareholders of most U.S. public companies, we and our unitholders are deprived of the possible benefits of such inspections.

We may be adversely affected by the introduction of new accounting rules for leasing.

International and U.S. accounting standard-setting boards (the International Accounting Standards Board and the Financial Accounting Standards Board (“FASB”)) have issued new exposure drafts in their joint project that would require lessees to record most leases on their balance sheets as lease assets and liabilities. Entities would still classify leases, but classification would be based on different criteria and would serve a different purpose than it does today. Lease classification would determine how entities recognize lease-related revenue and expense, as well as what lessors record on the balance sheet. Classification would be based on the portion of the economic benefits of the underlying asset expected to be consumed by the lessee over the lease term proposed changes to the accounting for operating and finance leases. If the proposals are adopted, they would be expected generally to have the effect of bringing most off-balance sheet leases onto a lessee’s balance sheet as liabilities which would also change the income and expense recognition patterns of those items. Financial statement metrics such as leverage and capital ratios, as well as EBITDA, may also be affected, even when cash flow and business activity have not changed. This may in turn affect covenant calculations under various contracts (e.g., loan agreements) unless the affected contracts are modified. The IASB’s and FASB’s deliberations on certain topics is expected to extend through much of 2014 and an effective date has not yet been determined to reconsider their original proposals to address concerns raised by constituents. Accordingly, the timing and ultimate effect of those proposals on the Partnership is uncertain.

We have been organized as a limited partnership under the laws of the Marshall Islands, which does not have a well-developed body of partnership law.

We are organized in the Republic of the Marshall Islands, which does not have a well-developed body of case law or bankruptcy law and, as a result, unitholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the United States. Our partnership affairs are governed by our Partnership Agreement and by the Marshall Islands Act. The provisions of the Marshall Islands Act resemble the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Partnership Act and, so long as it does not conflict with the Marshall Islands Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law (or case law) of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our General Partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our General Partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States. Further, the Republic of the Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of a bankruptcy of our Partnership, there may be a delay of bankruptcy proceedings and the ability of unitholders and creditors to receive recovery after a bankruptcy proceeding.

We are a “foreign private issuer” under Nasdaq and NYSE rules, and as such we are entitled to exemption from certain corporate governance standards of Nasdaq the NYSE applicable to domestic companies, and holders of our common units and Notes may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq and NYSE corporate governance requirements.

We are a “foreign private issuer” under the securities laws of the United States and the rules of Nasdaq and the NYSE. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants, as well as different financial reporting requirements. Under Nasdaq and NYSE rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of Nasdaq and the NYSE permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of Nasdaq and the NYSE.

A majority of our directors qualify as independent under the independence requirements of Nasdaq and NYSE rules. However, we cannot assure you that we will continue to maintain an independent board in the future. In addition, we may have one or more non-independent directors serving as committee members on our compensation committee. As a result, non-independent directors may among other things, participate in fixing the compensation of our management, making share and option awards and resolving governance issues regarding our Partnership.

Accordingly, in the future, holders of our common units and our Notes may not have the same protections afforded to shareholders or bondholders of companies that are subject to all of Nasdaq’s and the NYSE’s corporate governance requirements.

For a description of our corporate governance practices, please see “Management—Corporate Governance Practices.”

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and substantially all of our assets are located outside of the United States. In addition, our directors and officers generally are or will be non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors or officers. For more information regarding the relevant laws of the Marshall Islands, see “Service of Process and Enforcement of Civil Liabilities.”

Our Partnership Agreement designates the Court of Chancery of the State of Delaware as the sole and exclusive forum, unless otherwise provided for by Marshall Islands law, for certain litigation that may be initiated by our unitholders, which could limit our unitholders’ ability to obtain a favorable judicial forum for disputes with the Partnership.

Our Partnership Agreement provides that, unless otherwise provided for by Marshall Islands law, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any claims that:

•	arise out of or relate in any way to the Partnership Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the Partnership Agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	are brought in a derivative manner on our behalf;

•	assert a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our General Partner, or owed by our General Partner, to us or the limited partners;

•	assert a claim arising pursuant to any provision of the Partnership Act; or

•	assert a claim governed by the internal affairs doctrine

regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. Any person or entity purchasing or otherwise acquiring any interest in our common units shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision may limit our unitholders’ ability to obtain a judicial forum that they find favorable for disputes with us or our directors, officers or other employees or unitholders.

Risks Relating to Our Industry

Our future growth and performance depends on continued growth in LNG production and demand for LNG and LNG shipping.

A complete LNG project includes production, liquefaction, storage, regasification and distribution facilities, in addition to the marine transportation of LNG. Increased infrastructure investment has led to an expansion of LNG production capacity in recent years, but material delays in the construction of new liquefaction facilities could constrain the amount of LNG available for shipping, reducing ship utilization. While global LNG demand has continued to rise, it has risen at a slower pace than previously predicted and the rate of its growth has fluctuated due to several factors, including the global economic crisis and continued economic uncertainty, fluctuations in the price of natural gas and other sources of energy, the continued acceleration in natural gas production from unconventional sources in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects, including liquefaction projects. Continued growth in LNG production and demand for LNG and LNG shipping could be negatively affected by a number of factors, including:

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

•	increases in the production levels of low-cost natural gas in domestic natural gas consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

•	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price, decreases in the price of alternative energy sources or other factors making consumption of natural gas less attractive;

•	any significant explosion, spill or other incident involving an LNG facility or carrier;

•	infrastructure constraints such as delays in the construction of liquefaction facilities, the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities, as well as community or political action group resistance to new LNG infrastructure due to concerns about the environment, safety and terrorism;

•	labor or political unrest or military conflicts affecting existing or proposed areas of LNG production or regasification;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	new taxes or regulations affecting LNG production or liquefaction that make LNG production less attractive; or

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG and LNG shipping or any reduction or limitation in LNG production capacity, could have a material adverse effect on our ability to secure future multi-year time charters upon expiration or early termination of our current charter arrangements, or for any new ships we acquire, which could harm our business, financial condition, results of operations and cash flows, including cash available for distribution to our unitholders.

Fluctuations in overall LNG demand growth could adversely affect our ability to secure future time charters.

Over the past three years, global LNG demand has continued to rise, but at a slower pace than previously predicted. Preliminary estimates by Drewry suggest that global LNG trade in 2013 was at a level similar to 2012, in part because of supply disruptions in Nigeria and the shutdown of one LNG production train in Qatar. Continued economic uncertainty and the continued acceleration of unconventional natural gas production could have an adverse effect on our ability to secure future term charters.

Demand for LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

Gas prices are volatile and are affected by numerous factors beyond our control, including but not limited to the following:

•	worldwide demand for natural gas;

•	the cost of exploration, development, production, transportation and distribution of natural gas;

•	expectations regarding future energy prices for both natural gas and other sources of energy;

•	the level of worldwide LNG production and exports;

•	government laws and regulations, including but not limited to environmental protection laws and regulations;

•	local and international political, economic and weather conditions;

•	political and military conflicts; and

•	the availability and cost of alternative energy sources, including alternate sources of natural gas in gas importing and consuming countries.

Seasonality in demand, peak-load demand, and other short-term factors such as pipeline gas disruptions and maintenance schedules of utilities affect charters of less than two years and rates. In general, reduced demand for LNG, LNG carriers or LNG shipping would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Hire rates for LNG carriers are not generally publicly available and may fluctuate substantially. If rates are lower when we are seeking a new charter, our revenues and cash flows may decline.

Our ability from time to time to charter or re-charter any ship at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry. Hire rates for LNG carriers are not generally publicly available and may fluctuate over time as a result of changes in the supply-demand balance relating to current and future ship capacity. This supply-demand relationship largely depends on a number of factors outside our control. The LNG charter market is connected to world natural gas prices and energy markets, which we cannot predict. A substantial or extended decline in demand for natural gas or LNG could adversely affect our ability to re-charter our vessels at acceptable rates or to acquire and profitably operate new ships. Hire rates for newbuildings are correlated with the price of newbuildings. Hire rates at a time when we may be seeking new charters may be lower than the hire rates at which our vessels are currently chartered. If hire rates are lower when we are seeking a new charter, our revenues and cash flows, including cash available for distributions to our unitholders, may decline, as we may only be able to enter into new charters at reduced or unprofitable rates or we may have to secure a charter in the spot market, where hire rates are more volatile. Prolonged periods of low charter hire rates or low ship utilization could also have a material adverse effect on the value of our assets.

Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss.

Factors that influence vessel values include:

•	prevailing economic conditions in the natural gas and energy markets;

•	a substantial or extended decline in demand for LNG;

•	increases in the supply of vessel capacity;

•	the size and age of a vessel; and

•	the cost of retrofitting or modifying secondhand vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business and operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures. Moreover, the cost of a replacement vessel would be significant. If a charter terminates, we may be unable to re-deploy the affected vessels at attractive rates and, rather than continue to incur costs to maintain and finance them, we may seek to dispose of them. Our inability to dispose of vessels at a reasonable value could result in a loss on their sale and adversely affect our ability to purchase a replacement vessel, results of operations and financial condition and ability to pay minimum quarterly distributions to our unitholders and interest payments on the Notes to our noteholders.

An oversupply of ships or delays or abandonment of planned projects may lead to a reduction in the charter hire rates we are able to obtain when seeking charters in the future.

Due to an increase in LNG production capacity, the market supply of LNG carriers has been increasing as a result of the construction of new ships. According to Drewry, during the period from 2007 to 2014, the global fleet of LNG carriers grew from 250 vessels to 368 vessels due to the construction and delivery of new LNG carriers and low levels of vessel demolition. Although the global newbuilding orderbook dropped steeply in 2009 and 2010, according to Drewry, orders for 64 newbuilding LNG carriers were placed during 2012 and 2013. As of February 2014, 126 LNG carriers, with an aggregate carrying capacity of 20.6 million cbm, were on order for delivery for the period between 2014 to 2017, while the existing fleet consisted of 368 vessels with an aggregate capacity of 55.0 million cbm.

If charter hire rates are lower when we are seeking new time charters upon expiration or early termination of our current charter arrangements, or for any new vessels we acquire beyond our contracted newbuildings, our revenues and cash flows, including cash available for distributions to our unitholders, may decline.

We may have more difficulty entering into multi-year time charters in the future if an active spot LNG shipping market continues to develop.

One of our principal strategies is to enter into additional LNG carrier time charters of four years or more. Most shipping requirements for new LNG projects continue to be provided on a multi-year basis, though the level of spot voyages and time charters of less than 24 months in duration has grown in the past few years. If an active spot market continues to develop, we may have increased difficulty entering into multi-year time charters upon expiration or early termination of our current charters or for any vessels that we acquire in the future, and, as a result, our cash flow may be less stable. In addition, an active spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed or insufficient funds are available to cover our financing costs for related vessels.

Further technological advancements and other innovations affecting LNG carriers could reduce the charter hire rates we are able to obtain when seeking new employment and this could adversely impact the value of our assets.

The charter rates, asset value and operational life of an LNG carrier are determined by a number of factors, including the ship’s efficiency, operational flexibility and physical life. Efficiency includes speed and fuel economy. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, the ongoing maintenance and the impact of operational stresses on the asset. If more advanced ship designs are developed in the future and new ships are built that are more efficient or more flexible or have longer physical lives than ours, competition from these more technologically advanced LNG carriers could adversely affect the charter hire rates we will be able to secure when we seek to re-charter our vessels upon expiration or early termination of our current charter arrangements and could also reduce the resale value of our vessels. This could adversely affect our revenues and cash flows, including cash available for distributions to you.

Operating costs and capital expenses will increase as our vessels age.

In general, capital expenditures and other costs necessary for maintaining a ship in good operating condition increase as the age of the ship increases. Accordingly, it is likely that the operating costs of our vessels will increase in the future.

Reliability of suppliers may limit our ability to obtain supplies and services when needed.

We rely, and will in the future rely, on a significant supply of consumables, spare parts and equipment to operate, maintain, repair and upgrade our Fleet. Delays in delivery or unavailability of supplies could result in off-hire days due to consequent delays in the repair and maintenance of our Fleet. This would negatively impact our revenues and cash flows. Cost increases could also negatively impact our future operations.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

Historically our revenue has been generated in U.S. Dollars, but we incur capital, operating and administrative expenses in multiple currencies, including, among others, the Euro. If the U.S. Dollar weakens significantly, we would be required to convert more U.S. Dollars to other currencies to satisfy our obligations, which would cause us to have less cash available for distribution. Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar also result in fluctuations in our reported revenues and earnings. In addition, under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash and accounts payable are revalued and reported based on the prevailing exchange rate at the end of the reporting period. This revaluation may cause us to report significant non-monetary foreign currency exchange gains and losses in certain periods.

An increase in operating expenses, dry-docking costs or bunker costs could materially and adversely affect our financial performance.

Our operating expenses and dry-dock capital expenditures depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry. Also, while we do not bear the cost of fuel (bunkers) under our time charters, fuel is a significant expense in our operations when our vessels are, for example, moving to or from dry-dock or when off-hire. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns. These may increase vessel operating and dry-docking costs further. If costs continue to rise, they could materially and adversely affect our results of operations.

The operation of LNG carriers is inherently risky, and an incident involving significant loss of or environmental consequences involving any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	piracy;

•	environmental accidents

•	bad weather;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or environmental damage;

•	delays or failure in the delivery of cargo;

•	loss of revenues from or termination of charter contracts;

•	governmental fines, penalties or restrictions on conducting business;

•	spills, pollution and the liability associated with the same;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these events could result in a material adverse effect on our business, financial condition and operating results. If our vessels suffer damage, they may need to be repaired. The costs of vessel repairs are unpredictable and can be substantial. We may have to pay repair costs that our insurance policies do not cover. The loss of earnings while these vessels are being repaired, as well as the actual cost of these repairs, would decrease our results of operations. If any of our vessels is involved in an accident with the potential risk of environmental consequences, the resulting media coverage could have a material adverse effect on our business, results of operations and cash flows, which in turn could weaken our financial condition and negatively affect our ability to pay minimum quarterly distributions to our unitholders and interest payments on the Notes to our noteholders.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of LNG carriers is inherently risky. Although we carry protection and indemnity insurance consistent with industry standards, all risks may not be adequately insured against, and any particular claim may not be paid. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, upon renewal or expiration of our current policies, the insurance that may be available to us may be significantly more expensive than our existing coverage.

Our vessels may suffer damage and we may face unexpected costs and off-hire days.

In the event of damage to our owned vessels, the damaged ship would be off-hire while it is being repaired, which would decrease our revenues and cash flows, including cash available for distributions to our unitholders. In addition, the costs of ship repairs are unpredictable and can be substantial. In the event of repair costs that are not covered by our insurance policies, we may have to pay such repair costs, which would decrease our earnings and cash flows.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing or refinance our future credit facilities on acceptable terms, which may hinder or prevent us from operating or expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions, have made, and will likely continue to make, it difficult to obtain additional financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing unitholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available to the extent required, or that we will be able to refinance our future credit facilities, on acceptable terms or at all. If financing or refinancing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete the acquisition of our newbuildings and additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

As of the date of this prospectus, we have not secured any financing in connection with the potential acquisition of the Optional Vessels, since it is uncertain if and when such purchase options will be exercised. Our Sponsor has entered into loan agreements in connection with the six Optional Vessels. In the event we acquire the Optional Vessels in the future, we may enter into agreements with our Sponsor to novate these loan agreements to us. Any such novation would be subject to each respective lender’s consent.

In addition, volatility and uncertainty concerning current global economic conditions may cause our customers to defer projects in response to tighter credit, decreased capital availability and declining customer confidence, which may negatively impact the demand for our vessels and services and could also result in defaults under our current charters. A tightening of the credit markets may further negatively impact our operations by affecting the solvency of our suppliers or customers which could lead to disruptions in delivery of supplies such as equipment for conversions, cost increases for supplies, accelerated payments to suppliers, customer bad debts or reduced revenues.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial LNG carrier must be classed by a classification society. The classification society certifies that the ship has been built and maintained in accordance with the applicable rules and regulations of that classification society. Moreover, every ship must comply with all applicable international conventions and the regulations of the ship’s flag state as verified by a classification society. Finally, each ship must successfully undergo periodic surveys, including annual, intermediate and special surveys performed under the classification society’s rules.

If any ship does not maintain its class, it will lose its insurance coverage and be unable to trade, and the ship’s owner will be in breach of relevant covenants under its financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders.

The LNG shipping industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

Our operations are materially affected by extensive and changing international, national, state and local environmental laws, regulations, treaties, conventions and standards which are in force in international waters, or in the jurisdictional waters of the countries in which our vessels operate and in the countries in which our vessels are registered. These requirements relate to equipping and operating ships, providing security and to minimizing or addressing impacts on the environment from ship operations. We have incurred, and expect to continue to incur, substantial expenses in complying with these requirements, including expenses for ship modifications and changes in operating procedures. We also could incur substantial costs, including cleanup costs, civil and criminal penalties and sanctions, the suspension or termination of operations and third-party claims as a result of violations of, or liabilities under, such laws and regulations.

In addition, these requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, necessitate ship modifications or operational changes or restrictions or lead to decreased availability of insurance coverage for environmental matters. They could further result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. We are required to obtain governmental approvals and permits to operate our vessels. Delays in obtaining such governmental approvals may increase our expenses, and the terms and conditions of such approvals could materially and adversely affect our operations.

Additional laws and regulations may be adopted that could limit our ability to do business or increase our operating costs, which could materially and adversely affect our business. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases) as well as ballast water treatment and ballast water handling may be adopted. The United States has enacted legislation and regulations that require more stringent controls of air and water emissions from ocean-going ships. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) in order for us to maintain our vessels’ compliance with international and/or national regulations. We also may become subject to additional laws and regulations if we enter new markets or trades.

We also believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements as well as greater inspection and safety requirements on all LNG carriers in the marine transportation market. These requirements are likely to add incremental costs to our operations, and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on, insurance or to obtain the required certificates for entry into the different ports where we operate.

Some environmental laws and regulations, such as the U.S. Oil Pollution Act of 1990, or “OPA”, provide for potentially unlimited joint, several, and/or strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages. OPA applies to discharges of any oil from a ship in U.S. waters, including discharges of fuel and lubricants from an LNG carrier, even if the ships do not carry oil as cargo. In addition, many states in the United States bordering on a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. We also are subject to other laws and conventions outside the United States that provide for an owner or operator of LNG carriers to bear strict liability for pollution, such as the Convention on Limitation of Liability for Maritime Claims of 1976, or the “London Convention.”

Some of these laws and conventions, including OPA and the London Convention, may include limitations on liability. However, the limitations may not be applicable in certain circumstances, such as where a spill is caused by a ship owner’s or operators’ intentional or reckless conduct. In addition, in response to the Deepwater Horizon oil spill, the U.S. Congress is currently considering a number of bills that could potentially modify or eliminate the limits of liability under OPA.

Compliance with OPA and other environmental laws and regulations also may result in ship owners and operators incurring increased costs for additional maintenance and inspection requirements, the development of contingency arrangements for potential spills, obtaining mandated insurance coverage and meeting financial responsibility requirements.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risks of climate change, a number of countries and the International Maritime Organization, or “IMO”, have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from ships. These regulatory measures may include adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the “Kyoto Protocol”, a new treaty may be adopted in the future that includes additional restrictions on shipping emissions to those already adopted under the International Convention for the Prevention of Marine Pollution from Ships (MARPOL), and some countries have made voluntary pledges to control the emissions of greenhouse gasses. The IMO has already approved two sets of mandatory requirements to address greenhouse gases from ships: the Energy Efficiency Design Index, or EEDI, and the Ship Energy Efficiency Management plan, or SEEMP, discussed in detail in “Business—Regulation of Greenhouse Gases.” Compliance with future changes in laws and regulations relating to climate change could increase the costs of operating and maintaining our vessels and could require us to install new emission controls, as well as acquire allowances, pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil and gas production industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas production industry could have significant financial and operational adverse impacts on our business that we cannot predict with certainty at this time.

We operate our vessels worldwide, which could expose us to political, governmental and economic instability that could harm our business.

Because we operate our vessels worldwide in the geographic areas where our customers do business, our operations may be affected by economic, political and governmental conditions in the countries where our vessels operate, where they are registered, or where our customers are located. Any disruption caused by these factors could harm our business, financial condition, results of operations and cash flows. In particular, our vessels frequent LNG terminals in countries including Egypt, Equatorial Guinea and Trinidad as well as transit through the Gulf of Aden and the Strait of Malacca. In addition, we, either directly or indirectly through our customer Gazprom, an international energy company based in Russia, may be affected by increased political tension in Europe due to Russia’s recent annex of Crimea. Economic, political and governmental conditions in these and other regions have from time to time resulted in military conflicts, terrorism, attacks on ships, mining of waterways, piracy and other efforts to disrupt shipping. Future hostilities or other political instability in the geographic regions where we operate or may operate could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders. In addition, our business could also be harmed by tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia, Russia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries.

Failure to comply with the U.S. Foreign Corrupt Practices Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Terrorist attacks, international hostilities and piracy could adversely affect our business, financial condition, results of operations and cash flows.

Terrorist attacks such as the attacks on the United States on September 11, 2001 and more recent attacks in other parts of the world, as well as the continuing response of the United States and other countries to these attacks and the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, financial condition, results of operations and cash flows, including cash available for distributions to our unitholders. The current turmoil in Iran and the uncertainty surrounding the Strait of Hormuz, as well as tension in Afghanistan, North Korea, Russia and the Ukraine, and the continuing hostilities in the Middle East, may lead to additional acts of terrorism, further regional conflicts and other armed actions around the world, which may contribute to further instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all or impact the shipyards constructing our Sponsor’s six LNG carrier newbuildings.

In the past, political conflicts have also resulted in attacks on ships, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected ships trading in regions such as the South China Sea and the Gulf of Aden. Since 2008, the frequency of piracy incidents against commercial shipping vessels has increased significantly, particularly in the Gulf of Aden and off the coast of Somalia. In 2012 “M/T Smyrni”, a vessel managed by an affiliated company, was hijacked by pirates and was released after almost one year in captivity. Any terrorist attacks targeted at our ships may in the future negatively materially affect our business, financial condition, results of operations and cash flows and could directly impact our vessels or our customers. We may not be adequately insured to cover losses from these incidents. In addition, crew costs, including those due to employing onboard security guards, could increase in such circumstances.

In addition, LNG facilities, shipyards, ships, pipelines and gas fields could be targets of future terrorist attacks or piracy. Any such attacks could lead to, among other things, bodily injury or loss of life, as well as damage to the ships or other property, increased ship operating costs, including insurance costs, reductions in the supply of LNG and the inability to transport LNG to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the production, storage or transportation of LNG to be shipped by us could entitle our customers to terminate our charter contracts in certain circumstances, which would harm our cash flows and our business.

Terrorist attacks, or the perception that LNG facilities and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG. Concern that LNG facilities may be targeted for attack by terrorists has contributed significantly to local community and environmental group resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving an LNG facility or LNG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect the construction of additional LNG facilities and could lead to the temporary or permanent closing of various LNG facilities currently in operation.

The vessels we own or manage could be required by our charterers’ instructions to call on ports located in countries that are subject to restrictions imposed by the United States and other governments.

Although no vessels operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on our charterers’ instructions. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies such as ours and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, in 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran’s petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person’s vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (“JPOA”). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The U.S. has since extended the JPOA until November 24, 2014. Although it is our intention to comply with the provisions of the JPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JPOA.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common units may adversely affect the price at which our common units trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common units may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries. In addition, charterers and other parties that we have previously entered into contracts with regarding our vessels may be affiliated with persons or entities that are now or may soon be the subject of sanctions imposed by the Obama administration and/or the European Union or other international bodies in 2014 in response to recent events relating to Russia, Crimea and the Ukraine. If we determine that such sanctions require us to terminate existing contracts or if we are found to be in violation of such sanctions, we may suffer reputational harm and our results of operations may be adversely affected.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

The government of a jurisdiction where one or more of our vessels are registered could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a ship and becomes its owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition ships in other circumstances. Although we would expect to be entitled to government compensation in the event of a requisition of one or more of our vessels, the amount and timing of payments, if any, would be uncertain. A government requisition of one or more of our vessels would result in off-hire days under our time charters and may cause us to breach covenants in our credit facilities, and could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to our unitholders.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert “sister ship” liability against a vessel in our Fleet for claims relating to another of our vessels.

We may be subject to litigation that could have an adverse effect on us.

We may in the future be involved from time to time in litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, toxic tort claims, employment matters and governmental claims for taxes or duties as well as other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome of any claim or other litigation matter. The ultimate outcome of any litigation matter and the potential costs associated with prosecuting or defending such lawsuits, including the diversion of management’s attention to these matters, could have an adverse effect on us and, in the event of litigation that could reasonably be expected to have a material adverse effect on us, could lead to an event of default under our credit facilities.

Tax Risks

In addition to the following risk factors, you should read “Material U.S. Federal Income Tax Considerations” and “Non-United States Tax Considerations” for a more complete discussion of the material Marshall Islands and United States federal income tax consequences of owning and disposing of our Notes.

We will be subject to taxes, which will reduce our cash available to pay amounts due on the Notes.

We and our subsidiaries may be subject to tax in the jurisdictions in which we are organized or operate. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing the cash available to pay amounts due on the Notes. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

We may have to pay tax on United States-source income, which would reduce our earnings and cash flow.

Under the Code, the United States source gross transportation income of a ship-owning or chartering corporation, such as ourselves, generally is subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under a tax treaty or Section 883 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Based on advice we received from Seward & Kissel LLP, our United States counsel, we believe we currently qualify for this statutory tax exemption and we intend to take this position for United States federal income tax reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to the 4% United States federal income tax described above. For example, if the holders of 5% or more of the voting power and value of our common units, or 5% Unitholders, were to come to own 50% or more of our common units, then we would not qualify for exemption under Section 883. It is noted that holders of our common units are limited to owning 4.9% of the voting power of such common units. Assuming that such limitation is treated as effective for purposes of determining voting power under Section 883, then we would not have any 5% Unitholders to own 50% or more of our common units. If contrary to these expectations, our 5% Unitholders were to own 50% or more of the common units, then we would not qualify for exemption under Section 883 unless we could establish that among the closely-held group of 5% Unitholders, there are sufficient 5% Unitholders that are qualified stockholders for purposes of Section 883 to preclude non-qualified 5% Unitholders in the closely-held group from owning 50% or more of our common units for more than half the number of days during the taxable year. In order to establish this, sufficient 5% Unitholders that are qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. These requirements are onerous and there can be no assurance that we would be able to satisfy them. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings and cash available to pay amounts due on the Notes.

USE OF PROCEEDS

We will receive net proceeds of approximately $         million (or approximately $         million if the underwriters exercise their option to purchase additional Notes in full), after deducting underwriting discounts and commissions, structuring fees and estimated offering expenses payable by us, from the issuance of the Notes in this offering. We intend to use the net proceeds from this offering for general partnership purposes, which may include funding vessel acquisitions.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our unaudited ratio of our consolidated earnings to our consolidated fixed charges for the periods indicated.

	Six months ended June 30,		Year ended December 31,
	2014		2013		2012		2011
Earnings:
Income from continuing operations before taxes	21,247		45,620		29,836		18,820
Add: Fixed charges	3,608		9,298		9,141		3,894
Add: Depreciation of capitalized interest	173		349		350		349

Total earnings	25,028		55,627		39,327		23,063

Fixed Charges:
Interest charges, whether expensed or capitalized	3,372		8,248		8,551		3,794
Amortization and write-off of deferred financing fees	236		1,050		590		100

Total fixed charges	3,608		9,298		9,141		3,894

Ratio of earnings to fixed charges	6.94	x	5.94	x	4.30	x	5.92	x

CAPITALIZATION

The following table sets forth our consolidated capitalization as of June 30, 2014:

•	On an actual basis;

•	On an as adjusted basis, as of August 5, 2014, to give effect to the quarterly cash distribution declared on July 22, 2014 for the second quarter of 2014, but expected to be paid on or about August 12, 2014, to all unitholders of record as of August 5, 2014.

•	On an as further adjusted basis, to give effect to the issuance and sale of the Notes.

There have been no significant adjustments to our capitalization since June 30 2014, as so adjusted. You should read this table in conjunction with the annual audited consolidated financial statements and the related notes, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds” included elsewhere in this prospectus.

	As of June 30, 2014
	Actual	As adjusted	As further adjusted
	(in thousands of U.S. dollars)
Debt:
Secured Debt-$340 Million Senior Revolving Credit Facility	$335,000	$335,000
Unsecured Debt(1) Senior Notes offered hereby	—	—
Total debt obligations (including current portion):	$335,000	$335,000

Partners’ Equity:
Common unitholders: 20,505,000 units issued and outstanding as at June 30, 2014	$305,863	$298,379
Subordinated unitholders: 14,985,000 units issued and outstanding as at June 30, 2014	$51,852	46,382
General partner: 33,526 units issued and outstanding as at June 30, 2014	$223	210
Total Partners’ Equity:	$357,938	$344,971

Total capitalization	$692,938	$679,971

(1)	Unsecured debt does not include the $30.0 Million Sponsor Loan, which is fully undrawn as of June 30, 2014.

PRICE RANGE OF OUR COMMON UNITS

Our common units started trading on NASDAQ under the symbol “DLNG” on November 13, 2013. The following table sets forth the high and low prices for the common units on the NASDAQ since the date of listing for the periods indicated.

For the Year Ended	High (US$)	Low (US$)
December 31, 2013*	23.79	16.75

*	For the period beginning November 13, 2013

For the Quarter Ended:	High (US$)	Low (US$)
December 31, 2013*	23.79	16.75
March 31, 2014	22.77	20.71
June 30, 2014	22.77	20.71

*	For the period beginning November 13, 2013

Most Recent Six Months:	High (US$)	Low (US$)
February 2014	22.74	20.87
March 2014	22.50	20.82
April 2014	22.40	20.85
May 2014	24.40	21.59
June 2014	25.27	22.79
July 2014	25.00	22.52
August 2014 (through and including August 5, 2014)	24.34	22.33

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy and restrictions on distributions in conjunction with specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

General

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing our available cash rather than retaining it because, in general, we plan to finance any expansion capital expenditures from external financing sources. Our cash distribution policy is consistent with the terms of our Partnership Agreement, which requires that we distribute all of our available cash quarterly. Available cash is generally defined to mean, for each quarter cash generated from our business less the amount of cash reserves established by our Board of Directors at the date of determination of available cash for the quarter to provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future credit needs subsequent to that quarter), comply with applicable law, any of our debt instruments or other agreements; and provide funds for distributions to our unitholders and to our General Partner for any one or more of the next four quarters, plus, if our Board of Directors so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our cash distribution policy is subject to certain restrictions and may be changed at any time. Set forth below are certain factors that influence our cash distribution policy:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our Partnership Agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our Board of Directors to establish reserves and other limitations.

•	We are subject to restrictions on distributions under our existing financing arrangements as well as under any new financing arrangements that we may enter into in the future. Our financing arrangements contain financial and other covenants that must be satisfied prior to paying distributions in order to declare and pay such distributions. If we are unable to satisfy the requirements contained in any of our financing arrangements or are otherwise in default under any of those agreements, it could have a material adverse effect on our financial condition and our ability to make cash distributions to you notwithstanding our cash distribution policy. See “Description of Other Indebtedness” for a discussion of the financial and other covenants contained in our debt agreements.

•	We are required to make substantial capital expenditures to maintain and replace our Fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our Partnership Agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•

Although our Partnership Agreement requires us to distribute all of our available cash, our Partnership Agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our Partnership Agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our Partnership Agreement may be amended with the approval of a majority of the outstanding common units, including those held by our Sponsor. Our Sponsor owns approximately 3.0% of our common units and all of our subordinated units. See “The Partnership Agreement—Amendment of the Partnership Agreement.”

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our Board of Directors, taking into consideration the terms of our Partnership Agreement.

•	Under Section 57 of the Marshall Islands Act, we may not make a distribution to you if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel or increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures, or anticipated cash needs. See “Risk Factors” for a discussion of these factors.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable limited partnership and limited liability company laws in the Marshall Islands and other laws and regulations.

Distributions of Available Cash

General

Within 45 days after the end of each quarter, we will distribute all of our available cash (defined below) to unitholders of record on the applicable record date.

Definition of Available Cash

Available cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less, the amount of cash reserves established by our Board of Directors at the date of determination of available cash for the quarter to:

•	provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future credit needs subsequent to that quarter);

•	comply with applicable law, any of our debt instruments or other agreements; and

•	provide funds for distributions to our unitholders and to our General Partner for any one or more of the next four quarters;

•	plus, all cash on hand (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own) on the date of determination of available cash for the quarter resulting from (1) working capital borrowings made after the end of the quarter and (2) cash distributions received after the end of the quarter from any equity interest in any person (other than a subsidiary of us), which distributions are paid by such person in respect of operations conducted by such person during such quarter. Working capital borrowings are generally borrowings that are made under a revolving credit facility and in all cases are used solely for working capital purposes or to pay distributions to partners.

Intent to Distribute the Minimum Quarterly Distribution

We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.365 per unit, or $1.46 per unit on an annualized basis, to the extent we have sufficient cash from our operations after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our General Partner.

Our management has recommended to our Board of Directors and on July 31, 2014, our Board of Directors approved, an increase in our quarterly cash distribution of $0.025 (an annualized increase of $0.10 per unit to $1.56 per unit), based on the additional revenue we expect to receive following our acquisition of the Arctic Aurora, which will become effective for our distribution with respect to the quarter ending September 30, 2014.

There is no guarantee that we will pay the minimum quarterly distribution on the common, subordinated and general partner units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our Board of Directors, taking into consideration the terms of our Partnership Agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default then exists, under our financing arrangements. See “Description of Other Indebtedness” for a discussion of the restrictions contained in our credit facilities, and “Description of Notes” for a description of the restrictions contained in our Notes, that may restrict our ability to make distributions.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either “operating surplus” or “capital surplus.” We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Definition of Operating Surplus

Operating surplus for any period generally means:

•	$27,000,000; plus

•	all of our cash receipts (including our proportionate share of cash receipts of certain subsidiaries we do not wholly own; and provided, that cash receipts from the termination of an interest rate, currency or commodity hedge contract prior to its specified termination date will be included in operating surplus in equal quarterly installments over the remaining scheduled life of such hedge contract), excluding cash from (1) borrowings, other than working capital borrowings, (2) sales of equity and debt securities, (3) sales or other dispositions of assets outside the ordinary course of business, (4) capital contributions or (5) corporate reorganizations or restructurings; plus

•	working capital borrowings (including our proportionate share of working capital borrowings for certain subsidiaries we do not wholly own) made after the end of a quarter but before the date of determination of operating surplus for the quarter; plus

•	interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), in each case, to finance all or any portion of the construction, replacement or improvement of a capital asset (such as a vessel) in respect of the period from such financing until the earlier to occur of the date the capital asset is put into service or the date that it is abandoned or disposed of; plus

•	interest paid on debt incurred (including periodic net payments under related hedge contracts) and cash distributions paid on equity securities issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights and our proportionate share of such interest and cash distributions paid by certain subsidiaries we do not wholly own), in each case, to pay the construction period interest on debt incurred (including periodic net payments under related interest rate swap agreements), or to pay construction period distributions on equity issued, to finance the construction projects described in the immediately preceding bullet; less

•	all of our “operating expenditures” (which includes estimated maintenance and replacement capital expenditures and is further described below) of us and our subsidiaries (including our proportionate share of operating expenditures by certain subsidiaries we do not wholly own); less

•	the amount of cash reserves (including our proportionate share of cash reserves for certain subsidiaries we do not wholly own) established by our Board of Directors to provide funds for future operating expenditures; less

•	any cash loss realized on dispositions of assets acquired using investment capital expenditures; less

•	all working capital borrowings (including our proportionate share of working capital borrowings by certain subsidiaries we do not wholly own) not repaid within twelve months after having been incurred.

If a working capital borrowing, which increases operating surplus, is not repaid during the 12-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will not be treated as a reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

As described above, operating surplus includes a provision that will enable us, if we choose, to distribute as operating surplus up to $27,000,000 of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity securities or interest payments on debt in operating surplus would be to increase operating surplus by the amount of any such cash distributions or interest payments. As a result, we may also distribute as operating surplus up to the amount of any such cash distributions or interest payments of cash we receive from non-operating sources.

Operating expenditures generally means all of our cash expenditures, including, but not limited to taxes, employee and director compensation, reimbursement of expenses to our General Partner, repayment of working capital borrowings, debt service payments and payments made under any interest rate, currency or commodity hedge contracts (provided that payments made in connection with the termination of any hedge contract prior to the expiration of its stipulated settlement or termination date shall be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such hedge contract), provided that operating expenditures will not include:

•	deemed repayments of working capital borrowings deducted from operating surplus pursuant to the last bullet point of the definition of operating surplus above when such repayment actually occurs;

•	payments (including prepayments and payment penalties) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures, investment capital expenditures or actual maintenance and replacement capital expenditures (which are discussed in further detail under “—Capital Expenditures” below);

•	payment of transaction expenses (including taxes) relating to interim capital transactions; or

•	distributions to partners.

Capital Expenditures

For purposes of determining operating surplus, maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long-term the operating capacity of or the revenue generated by our capital assets, and expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by our capital assets. In our Partnership Agreement, we refer to these maintenance and replacement capital expenditures as “maintenance capital expenditures.” To the extent, however, that capital expenditures associated with acquiring a new vessel or improving an existing vessel increase the revenues or the operating capacity of our Fleet, those capital expenditures would be classified as expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance and replacement capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of equity securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes.

Examples of maintenance and replacement capital expenditures include capital expenditures associated with dry-docking, modifying an existing vessel or acquiring a new vessel to the extent such expenditures are incurred to maintain the operating capacity of or the revenue generated by our Fleet. Maintenance and replacement capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including the amount of any incremental distributions made to the holders of our incentive distribution rights) to finance the construction of a replacement vessel and paid in respect of the construction period, which we define as the period beginning on the date that we enter into a binding construction contract and ending on the earlier of the date that the replacement vessel commences commercial service or the date that the replacement vessel is abandoned or disposed of. Debt incurred to pay or equity issued to fund construction period interest payments, and distributions on such equity (including the amount of any incremental distributions made to the holders of our incentive distribution rights), will also be considered maintenance and replacement capital expenditures.

Because our maintenance and replacement capital expenditures can be very large and vary significantly in timing, the amount of our actual maintenance and replacement capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus, adjusted operating surplus, and available cash for distribution to our unitholders if we subtracted actual maintenance and replacement capital expenditures from operating surplus each quarter. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our Partnership Agreement requires that an amount equal to an estimate of the average quarterly maintenance and replacement capital expenditures necessary to maintain the operating capacity of or the revenue generated by our capital assets over the long-term be subtracted from operating surplus each quarter, as opposed to the actual amounts spent. In our Partnership Agreement, we refer to these estimated maintenance and replacement capital expenditures to be subtracted from operating surplus as “estimated maintenance capital expenditures.” The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our Board of Directors at least once a year, provided that any change must be approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance and replacement capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will affect our Fleet. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance and replacement capital expenditures, see “Our Cash Distribution Policy and Restrictions on Distributions.”

The use of estimated maintenance and replacement capital expenditures in calculating operating surplus has the following effects:

•	reduces the risk that actual maintenance and replacement capital expenditures in any one quarter will be large enough to make operating surplus less than the minimum quarterly distribution to be paid on all the units for that quarter and subsequent quarters;

•	it may reduce the need for us to borrow to pay distributions;

•	it may be difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions to our General Partner; and

•	it reduces the likelihood that a large maintenance and replacement capital expenditure in a period will prevent our Sponsor from being able to convert some or all of its subordinated units into common units since the effect of an estimate is to spread the expected expense over several periods, mitigating the effect of the actual payment of the expenditure on any single period.

Definition of Capital Surplus

Capital surplus generally will be generated only by:

•	borrowings other than working capital borrowings;

•	sales of debt and equity securities; and

•	sales or other dispositions of assets for cash, other than inventory, accounts receivable and other current assets sold in the ordinary course of business or non-current assets sold as part of normal retirements or replacements of assets.

Characterization of Cash Distributions

We treat all available cash distributed on our common and subordinated units as coming from operating surplus until the sum of all available cash distributed since we began operations equals the operating surplus as of the most recent date of determination of available cash. We treat any amount distributed in excess of operating surplus, regardless of its source, as capital surplus. As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders. For example, it includes a provision that enables us, if we choose, to distribute as operating surplus up to $27,000,000 of cash we receive in the future from non-operating sources, such as asset sales, issuances of securities and long-term borrowings, that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Subordination Period

General

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.365 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units.

Definition of Subordination Period

The subordination period will extend until the second business day following the distribution of available cash from operating surplus in respect of any quarter, ending on or after December 31, 2016, that each of the following tests are met:

•	distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distributions on all of the outstanding common units and subordinated units during those periods on a fully diluted weighted average basis and the related distribution on the 0.1% General Partner interest during those periods; and

•	there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units.

If the unitholders remove our General Partner without cause, the subordination period may end before December 31, 2016.

For purposes of determining whether the tests in the bullets above have been met, the three consecutive four-quarter periods for which the determination is being made may include one or more quarters with respect to which arrearages in the payment of the minimum quarterly distribution on the common units have accrued, provided that all such arrearages have been repaid prior to the end of each such four-quarter period. If the expiration of the subordination period occurs as a result of us having met the tests described above, each outstanding subordinated unit will convert into one common unit and will then participate pro rata with the other common units in distributions of available cash.

In addition, at any time on or after December 31, 2016, provided that there are no outstanding arrearages in payment of the minimum quarterly distribution on the common units and subject to approval by our conflicts committee, the holder or holders of a majority of our outstanding subordinated units will have the option to convert each subordinated unit into a number of common units determined by multiplying the number of outstanding subordinated units to be converted by a fraction, (i) the numerator of which is equal to the aggregate amount of distributions of available cash from operating surplus (not to exceed adjusted operating surplus) on the outstanding subordinated units (“historical distributions”) for the four fiscal quarters preceding the date of conversion (the “measurement period”) and (ii) the denominator of which is equal to the aggregate amount of distributions that would have been required during the measurement period to pay the minimum quarterly distribution on all outstanding subordinated units during such four-quarter period; provided, that if the forecasted distributions to be paid from forecasted operating surplus (not to exceed forecasted adjusted operating surplus) on the outstanding subordinated units for the four fiscal quarter period immediately following the measurement period (“forecasted distributions”), as determined by our conflicts committee, is less than historical distributions, then the numerator shall be forecasted distributions; provided, further, however, that the subordinated units may not convert into common units at a ratio that is greater than one-to-one. If the option to convert the subordinated units into common units is exercised as described above, the outstanding subordinated units will convert into the prescribed number of common units and will then participate pro rata with other common units in distributions of available cash.

Definition of Adjusted Operating Surplus

Operating surplus for any period generally means:

•	operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet point under “—Operating Surplus and Capital Surplus—Definition of Operating Surplus” above); less

•	the amount of any net increase in working capital borrowings (including our proportionate share of any changes in working capital borrowings of certain subsidiaries we do not wholly own) with respect to that period; less

•	the amount of any net reduction in cash reserves for operating expenditures (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) over that period not relating to an operating expenditure made during that period; plus

•	the amount of any net decrease in working capital borrowings (including our proportionate share of any changes in working capital borrowings of certain subsidiaries we do not wholly own) with respect to that period; plus

•	the amount of any net increase in cash reserves for operating expenditures (including our proportionate share of cash reserves of certain subsidiaries we do not wholly own) over that period required by any debt instrument for the repayment of principal, interest or premium; plus

•	the amount of any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods.

Effect of Removal of Our General Partner on the Subordination Period

If the unitholders remove our General Partner other than for cause and units held by our General Partner and its affiliates are not voted in favor of such removal:

•	the subordination period will end and each subordinated unit will immediately convert into one common unit and will then participate pro rata with the other common units in distributions of available cash;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our General Partner will have the right to convert its General Partner interest and its incentive distribution rights into common units or to receive cash in exchange for that interest.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will make distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 99.9% to the common unitholders, pro rata, and 0.1% to our General Partner, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 99.9% to the common unitholders, pro rata, and 0.1% to our General Partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 99.9% to the subordinated unitholders, pro rata, and 0.1% to our General Partner, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest” and “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that our General Partner maintains its 0.1% General Partner interest and that we do not issue additional classes of equity securities.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will make distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 99.9% to all unitholders, pro rata, and 0.1% to our General Partner, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—General Partner Interest” and “—Incentive Distribution Rights” below.

The preceding paragraph is based on the assumption that our General Partner maintains its 0.1% General Partner interest and that we do not issue additional classes of equity securities.

General Partner Interest

Our Partnership Agreement provides that our General Partner initially will be entitled to 0.1% of all distributions that we make prior to our liquidation. Our General Partner has the right, but not the obligation, to contribute a proportionate amount of capital to us to maintain its 0.1% General Partner interest if we issue additional units. Our General Partner’s 0.1% interest, and the percentage of our cash distributions to which it is entitled, will be proportionately reduced if we issue additional units in the future and our General Partner does not contribute a proportionate amount of capital to us in order to maintain its 0.1% General Partner interest. Our General Partner will be entitled to make a capital contribution in order to maintain its 0.1% General Partner interest in the form of the contribution to us of common units based on the current market value of the contributed common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our General Partner currently holds the incentive distribution rights. The incentive distribution rights may be transferred separately from our General Partner interest, subject to restrictions in the Partnership Agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our General Partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our General Partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2016. See “The Partnership Agreement—Transfer of Incentive Distribution Rights.” Any transfer by our General Partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

If for any quarter:

•	we have distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our General Partner in the following manner:

•	first, 99.9% to all unitholders, pro rata, and 0.1% to our General Partner, until each unitholder receives a total of $0.420 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, 0.1% to our General Partner and 14.9% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.456 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, 0.1% to our General Partner and 24.9% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.548 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, 0.1% to our General Partner and 49.9% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that our General Partner maintains its 0.1% General Partner interest and that we do not issue additional classes of equity securities.

Percentage Allocations of Available Cash From Operating Surplus

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our General Partner and the holders of the incentive distribution rights up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders, our General Partner and the holders of the incentive distribution rights in any available cash from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders, our General Partner and the holders of the incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our General Partner include its 0.1% General Partner interest only and assume that our General Partner has contributed any capital necessary to maintain its 0.1% General Partner interest.

	Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

General Partner’s Right to Reset Incentive Distribution Levels

Our General Partner, as the initial holder of all of our incentive distribution rights, has the right under our Partnership Agreement to elect to relinquish the right of the holders of our incentive distribution rights to receive incentive distribution payments based on the initial cash target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and cash target distribution levels upon which the incentive distribution payments to our General Partner would be set. Our General Partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to our General Partner are based may be exercised, without approval of our unitholders or the conflicts committee of our Board of Directors, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for each of the prior four consecutive fiscal quarters. If at the time of any election to reset the minimum quarterly distribution amount and the target distribution levels our General Partner and its affiliates are not the holders of a majority of the incentive distribution rights, then any such election to reset shall be subject to the prior written concurrence of our General Partner that the conditions described in the immediately preceding sentence have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our General Partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our General Partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our General Partner of incentive distribution payments based on the target cash distributions prior to the reset, our General Partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the average cash distributions related to the incentive distribution rights received by our General Partner for the two quarters prior to the reset event as compared to the average cash distributions per common unit during this period. We will also issue an additional amount of General Partner Units in order to maintain the General Partner’s ownership interest in us relative to the issuance of the additional common units.

The number of common units that our General Partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to (x) the average amount of cash distributions received by our General Partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election divided by (y) the average of the amount of cash distributed per common unit during each of these two quarters. The issuance of the additional common units will be conditioned upon approval of the listing or admission for trading of such common units by the national securities exchange on which the common units are then listed or admitted for trading.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

•	first, 99.9% to all unitholders, pro rata, and 0.1% to our General Partner, until each unitholder receives an amount equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•	second, 85.0% to all unitholders, pro rata, 0.1% to our General Partner and 14.9% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•	third, 75.0% to all unitholders, pro rata, 0.1% to our General Partner, and 24.9% to the holders of the incentive distribution rights, pro rata, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, 0.1% to our General Partner and 49.9% to the holders of the incentive distribution rights, pro rata.

Assuming that it continues to hold a majority of our incentive distribution rights, our General Partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when the holders of the incentive distribution rights have received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that the holders of incentive distribution rights are entitled to receive under our Partnership Agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

We will make distributions of available cash from capital surplus, if any, in the following manner:

•	first, 99.9% to all unitholders, pro rata, and 0.1% to our General Partner, until the minimum quarterly distribution is reduced to zero, as described below;

•	second, 99.9% to the common unitholders, pro rata, and 0.1% to our General Partner, until we distribute for each common unit, an amount of available cash from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions of available cash from capital surplus as if they were from operating surplus.

The preceding paragraph is based on the assumption that our General Partner maintains its 0.1% General Partner interest and that we do not issue additional classes of equity securities.

Effect of a Distribution from Capital Surplus

The Partnership Agreement treats a distribution of capital surplus as the repayment of the consideration for the issuance of the units, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the distribution had to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution, after any of these distributions are made, it may be easier for our General Partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and the target distribution levels to zero, we will then make all future distributions 50% to the holders of units, 0.1% to our General Partner and 49.9% to the holders of the incentive distribution rights (initially, our General Partner). The 0.1% interests shown for our General Partner assumes that our General Partner maintains its 0.1% General Partner interest.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our units into fewer units or subdivide our units into a greater number of units, we will proportionately adjust:

•	the minimum quarterly distribution;

•	the target distribution levels; and

•	the initial unit price.

For example, if a two-for-one split of the common and subordinated units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price, would each be reduced to 50% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine our subordinated units or subdivide our subordinated units, using the same ratio applied to the common units. We will not make any adjustment by reason of the issuance of additional units for cash or property.

Distributions of Cash Upon Liquidation

If we dissolve in accordance with the Partnership Agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will apply the proceeds of liquidation in the manner set forth below. If, as of the date three trading days prior to the announcement of the proposed liquidation, the average closing price for our common units for the preceding 20 trading days (or the current market price) is greater than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	the minimum quarterly distribution;

then the proceeds of the liquidation will be applied as follows:

•	first, 99.9% to the common unitholders, pro rata, and 0.1% to our General Partner, until we distribute for each outstanding common unit an amount equal to the current market price of our common units;

•	second, 99.9% to the subordinated unitholders, pro rata, and 0.1% to our General Partner, until we distribute for each subordinated unit an amount equal to the current market price of our common units; and

•	thereafter, 50.0% to all unitholders, pro rata, 49.9% to holders of incentive distribution rights and 0.1% to our General Partner.

If, as of the date three trading days prior to the announcement of the proposed liquidation, the current market price of our common units is equal to or less than the sum of:

•	any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; plus

•	the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

then the proceeds of the liquidation will be applied as follows:

•	first, 99.9% to the common unitholders, pro rata, and 0.1% to our General Partner, until we distribute for each outstanding common unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation);

•	second, 99.9% to the common unitholders, pro rata, and 0.1% to our General Partner, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

•	third, 99.9% to the subordinated unitholders and 0.1% to our General Partner, until we distribute for each outstanding subordinated unit an amount equal to the initial unit price (less any prior capital surplus distributions and any prior cash distributions made in connection with a partial liquidation); and

•	thereafter, 50.0% to all unitholders, pro rata, 49.9% to holders of incentive distribution rights and 0.1% to our General Partner.

The immediately preceding paragraph is based on the assumption that our General Partner maintains its 0.1% General Partner interest and that we do not issue additional classes of equity securities.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table summarizes our selected historical consolidated financial and other operating data. Our historical consolidated financial statements have been prepared according to a transaction that constitutes a reorganization of companies under common control and has been accounted for in a manner similar to a pooling of interests, as the Sponsor Controlled Companies were indirectly wholly-owned by the Prokopiou family prior to the transfer of ownership of these companies to us. Accordingly, our financial statements have been presented, giving retroactive effect to the transaction described above, using consolidated financial historical carrying costs of the assets and liabilities of Dynagas LNG Partners and the Sponsor Controlled Companies as if Dynagas LNG Partners and the Sponsor Controlled Companies were consolidated for all periods presented.

The selected historical consolidated financial data in the table as of December 31, 2013, 2012 and 2011 and for the years then ended are derived from our audited consolidated financial statements which have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The selected historical consolidated financial data in the table as of and for the six months ended June 30, 2014 and 2013 have been derived from our unaudited interim consolidated financial information. The following financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the notes thereto included elsewhere or incorporated by reference in this prospectus.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of our Sponsor in the periods prior to our IPO for which historical financial data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(In thousands of U.S. Dollars, except for unit and per unit data)
Income Statement Data
Voyage revenues	$41,872	$42,444	$85,679	$77,498	$52,547

Voyage expenses(1)	(903)	(832)	(1,686)	(3,468)	(1,353)
Vessel operating expenses	(6,585)	(6,232)	(11,909)	(15,722)	(11,350)
General and administrative expenses	(1,021)	(21)	(387)	(278)	(54)
Management fees	(1,419)	(1,358)	(2,737)	(2,638)	(2,529)
Depreciation	(6,852)	(6,733)	(13,579)	(13,616)	(13,579)
Dry-docking and special survey costs	—	—	—	(2,109)	—

Operating income	$25,092	$27,268	$55,381	$39,667	$23,682

Interest income	—	—	—	1	4
Interest and finance costs	(3,999)	(4,591)	(9,732)	(9,576)	(3,977)
Loss on derivative financial instruments	—	—	—	(196)	(824)
Other, net	154	51	(29)	(60)	(65)

Net Income	$21,247	$22,728	$45,620	$29,836	$18,820

Earnings per unit (basic and diluted):
Common Units (basic and diluted)	$0.74	$1.04	$2.95	$1.37	$0.87

Subordinated Units (basic and diluted)	$0.65	$1.04	$1.52	$1.37	$0.87

General Partner Units (basic and diluted):	$0.70	$1.04	$1.52	$1.37	$0.87

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(In thousands of U.S. Dollars, except for unit and per unit data)
Weighted average number of units outstanding (basic and diluted):
Common units	15,381,464	6,735,000	7,729,521	6,735,000	6,735,000
Subordinated units	14,985,000	14,985,000	14,985,000	14,985,000	14,985,000
General Partner units	30,397	30,000	30,000	30,000	30,000
Cash distributions per unit	$0.365	—	$0.1746 (2)	$—	$—
Balance Sheet Data:
Total current assets	$21,361		$7,606	$8,981	$3,453
Vessels, net	655,885		453,175	466,754	480,370
Total assets	705,891		488,735	476,275	484,363
Total current liabilities	31,212		14,903	398,434	439,024
Total long term debt, including current portion	335,000		219,585	380,715	402,189
Total partners’ equity	357,938		257,699	75,175	45,339
Cash Flow Data:
Net cash provided by operating activities	$33,158	$17,728	$44,204	$27,902	$28,974
Net cash used in investing activities	(209,562)	—	—	—	—
Net cash provided by/ (used in) financing activities	190,350	(17,728)	(38,527)	(27,902)	(28,974)
Fleet Data:
Number of vessels at the end of the year/period	4	3	3	3	3
Average number of vessels in operation(3)	3	3	3	3	3
Average age of vessels in operation at end of period (years)	5.4	5.9	6.4	5.4	4.4
Available days(4)	550.5	543.0	1,095.0	1,056.0	1,095.0
Time Charter Equivalent(5)	$74,421	$76,634	$76,706	$70,104	$46,753
Fleet utilization(6)	100%	100%	100%	99.5%	99.5%
Other Financial Data:
Adjusted EBITDA(7)	$33,006	$34,052	$68,931	$53,223	$37,196

(1)	Voyage expenses include commissions of 1.25% paid to our Manager and third party ship brokers.
(2)	Corresponds to a prorated fourth quarter distribution for the period beginning on November 18, 2013 and ending on December 31, 2013. The prorated cash distribution was declared on January 31, 2013 and paid on February 14, 2014.
(3)	Represents the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of calendar days in the period.
(4)	Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or drydockings.
(5)

Time charter equivalent rates, or TCE rates, is a measure of the average daily revenue performance of a vessel. For time charters, this is calculated by dividing total voyage revenues, less any voyage expenses, by the number of Available days during that period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses. However, we may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during dry-docking or due to other unforeseen circumstances. The TCE rate is not a measure of financial performance under U.S. GAAP (non-GAAP measure), and should not be considered as an alternative to voyage revenues, the most directly comparable GAAP measure, or any other measure of financial performance presented in accordance with U.S. GAAP. However, TCE rate is standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance and assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rates may not be comparable to that reported by other companies. The following table reflects the calculation of our TCE rates for the six month periods ended June 30, 2014 and 2013 and for the years ended December 31, 2013, 2012 and 2011 (amounts in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars and Available days):

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(In thousands of U.S. Dollars)
Voyage revenues	$41,872	$42,444	$85,679	$77,498	$52,547

Voyage expenses	(903)	(832)	(1,686)	(3,468)	(1,353)

Time charter equivalent revenues	40,969	41,612	83,993	74,030	51,194
Total Available days	550.5	543.0	1,095	1,056	1,095

Time charter equivalent (TCE) rate	$74,421	$76,634	$76,706	$70,104	$46,753

(6)	We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are offhire for reasons other than scheduled off-hires for vessel upgrades, drydockings or special or intermediate surveys.
(7)	Adjusted EBITDA is defined as earnings before interest and finance costs, net of interest income, gains/losses on derivative financial instruments, taxes (when incurred), depreciation and amortization (when incurred) and significant non-recurring items, such as accelerated time charter amortization. Adjusted EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as our investors, to assess our operating performance. We believe that Adjusted EBITDA assists our management and investors by providing useful information that increases the comparability of our performance operating from period to period and against the operating performance of other companies in our industry that provide Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including Adjusted EBITDA as a measure of operating performance benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength in assessing whether to continue to hold common units.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, does not represent and should not be considered as an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income and these measures may vary among other companies. Therefore, Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following table reconciles Adjusted EBITDA to net income, the most directly comparable U.S. GAAP financial measure, for the periods presented:

	Six Months Ended June 30,		Year Ended December 31,
	2014	2013	2013	2012	2011
	(In thousands of U.S. Dollars)
Reconciliation to Net Income
Net Income	$21,247	$22,728	$45,620	$29,836	$18,820

Net interest expense (including loss from derivative instruments)	3,763	4,323	8,682	9,181	4,697
Depreciation	6,852	6,733	13,579	13,616	13,579
Amortization and write-off of deferred finance fees	236	268	1,050	590	100
Non-recurring expense from accelerated time charter amortization	908	—	—	—	—

Adjusted EBITDA	$33,006	$34,052	$68,931	$53,223	$37,196

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS

OF OPERATIONS

The following management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Historical Consolidated Financial and Operating Data” and the accompanying audited consolidated financial statements and the related notes included elsewhere in this prospectus. Amounts relating to percentage variations in period—on—period comparisons shown in this section are derived from the actual numbers in our books and records. The following discussion contains forward-looking statements that reflect our future plans, estimates, beliefs and expected performance. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside our control. Our actual results could differ materially from those discussed in these forward-looking statements. See “Risk Factors” and “Forward-Looking Statements.” In light of these risks, uncertainties and assumptions, the forward-looking events discussed may not occur.

Our Business

We are a growth-oriented limited partnership focused on owning and operating LNG carriers. Our vessels are employed on multi-year time charters, which we define as charters of two years or more, with international energy companies such as BG Group, Gazprom and Statoil, providing us with the benefits of stable cash flows and high utilization rates. We intend to leverage the reputation, expertise, and relationships of our Sponsor and Dynagas Ltd., our Manager, in maintaining cost-efficient operations and providing reliable seaborne transportation services to our customers. In addition, we intend to make further vessel acquisitions from our Sponsor and from third parties. There is no guarantee that we will grow the size of our Fleet or the per unit distributions that we intend to pay or that we will be able to make further vessel acquisitions from our Sponsor or third parties.

On October 29, 2013, we acquired from our Sponsor three LNG carriers, the Clean Energy, the Ob River and the Clean Force, which we refer to as our Initial Fleet, in exchange for 6,735,000 of our common units and all of our subordinated units.

On November 18, 2013, we completed our underwritten initial public offering of 8,250,000 common units, together with 4,250,000 common units offered by our Sponsor, at $18.00 per common unit, and in December 2013, the underwriters in the IPO exercised in full their option to purchase an additional 1,875,000 common units from our Sponsor. Our common units trade on the NASDAQ under the symbol “DLNG.”

In connection with the closing of our IPO, we entered into the following agreements: (i) an Omnibus Agreement with our Sponsor and our General Partner that provides us with the right to purchase six LNG carrier vessels from our Sponsor, which we refer to as the Optional Vessels, within 24 months of their delivery to our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement; (ii) a $30 million revolving credit facility with our Sponsor to be used for general partnership purposes; and (iii) the 2013 Senior Secured Revolving Credit Facility.

We used borrowings of $214.1 million under our 2013 Senior Secured Revolving Credit Facility to fully repay the outstanding indebtedness under our $150 million Clean Energy and our $128 million Clean Force Credit Facilities, and for general partnership purposes.

On June 11, 2014, we completed our underwritten public offering of 4,800,000 common units at $22.79 common per unit, and on June 18, 2014, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same public offering price. The proceeds of the offering were used to finance a portion of the purchase price of the Arctic Aurora.

On June 19, 2014, we entered into a $340.0 Million Senior Secured Revolving Credit Facility with an affiliate of Credit Suisse to refinance all of our outstanding indebtedness at that time under our 2013 Senior Secured Credit Facility and to fund the balance of the purchase price for the Arctic Aurora and the related charter.

As of June 30, 2014 and December 31, 2013, we had a borrowing capacity of $30.0 million and $72.5 million, respectively. See “—Description of Other Indebtedness.”

The LNG carriers that comprise our Fleet have an average age of 5.5 years and are under time charters with an average remaining term of 6.0 years, as of August 6, 2014. Our Fleet is managed by our Manager, Dynagas Ltd., a company controlled by Mr. George Prokopiou. See “Certain Relationships and Related Party Transactions.”

On February 14, 2014, we paid a partial cash distribution for the fourth quarter of 2013 of $0.1746 per unit, prorated from the IPO closing date through December 31, 2013. This distribution corresponds to a quarterly distribution of $0.365 per outstanding unit, or $1.46 per outstanding unit on an annualized basis, which is consistent with the partnership’s minimum quarterly distribution.

On May 12, 2014, we paid a cash distribution for the first quarter of 2014 of $0.365 per unit to all unitholders of record as of May 5, 2014.

On July 22, 2014, we declared a cash distribution for the second quarter of 2014 of $0.365 per unit payable on or about August 12, 2014 to all unitholders of record as of August 5, 2014.

On July 31, 2014, the Partnership’s Board of Directors approved management’s recommendation to increase the quarterly cash distribution by $0.025 (an annualized increase of $0.10 per unit to $1.56 per unit), which will become effective for our distribution with respect to the quarter ending September 30, 2014. This represents an increase in our cash distributions on an annualized basis of 6.8% from our minimum quarterly distribution of $1.46 per unit.

Our Fleet

We currently own and operate a fleet of four LNG carriers, consisting of the three LNG carriers, the Clean Energy, the Ob River and the Clean Force, or our “Initial Fleet,” and a 2013-built Ice Class LNG carrier that we acquired from our Sponsor in June 2014, the Arctic Aurora, which we refer to collectively as our “Fleet.” The vessels in our Fleet are employed under multi-year charters with BG Group, Gazprom and Statoil with an average remaining charter term of approximately 6.0 years. Of these vessels, the Clean Force, the Ob River and the Arctic Aurora have been assigned with Lloyds Register Ice Class notation 1A FS, or Ice Class, designation for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. According to Drewry Consultants Ltd., or Drewry, only six LNG carriers, representing 1.6% of the LNG vessels in the global LNG fleet, have an Ice Class designation or equivalent rating. Moreover, we are the only company in the world that is currently transiting the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, with LNG carriers. In addition, we believe that each of the vessels in our Fleet is optimally sized with a carrying capacity of between approximately 150,000 and 155,000 cbm, which allows us to maximize operational flexibility as such medium-to-large size LNG vessels are compatible with most existing LNG terminals around the world. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater diversity in the trading routes available to our charterers.

We believe that the key characteristics of each of the vessels in our Fleet include the following:

•	optimal sizing with a carrying capacity of between approximately 150,000 and 155,000 cbm (which is a medium- to large-size class of LNG carrier) that maximizes operational flexibility as such vessel is compatible with most existing LNG terminals around the world;

•	three of the four vessels in our Fleet are sister vessels, which are vessels built at the same shipyard, or HHI, that share (i) a near-identical hull and superstructure layout, (ii) similar displacement, and (iii) roughly comparable features and equipment;

•	utilization of a membrane containment system that uses insulation built directly into the hull of the vessel with a membrane covering inside the tanks designed to maintain integrity and that uses the vessel’s hull to directly support the pressure of the LNG cargo, which we refer to as a “membrane containment system” (see “The International Liquefied Natural Gas (LNG) Shipping Industry—The LNG Fleet” for a description of the types of LNG containment systems); and

•	double-hull construction, based on the current LNG shipping industry standard.

According to Drewry, there are only 39 LNG carriers currently in operation, including the vessels in our Fleet, with a carrying capacity of between 149,000 and 155,000 cbm and a membrane containment system, representing 8.8% of the global LNG fleet and a total of 127 LNG carriers on order of which 5 are being constructed with these specifications.

The following table sets forth additional information about our Fleet as of August 6, 2014:

Vessel Name	Shipyard	Year Built	Capacity (cbm)	Ice Class	Flag State	Charterer	Charter Commencement Date	Earliest Charter Expiration	Latest Charter Expiration Including Non-Exercised Options
Clean Energy	HHI	2007	149,700	No	Marshall Islands	BG Group	February 2012	April 2017	August 2020(1)

Ob River	HHI	2007	149,700	Yes	Marshall Islands	Gazprom	September 2012	September 2017	May 2018(2)

Clean Force	HHI	2008	149,700	Yes	Marshall Islands	BG Group Gazprom	October 2010 Expected July 2015	June 2015 June 2028	July 2015(3) August 2028(4)

Arctic Aurora	HHI	2013	155,000	Yes	Marshall Islands	Statoil	August 2013	July 2018	Renewal Options(5)

*	As used in this prospectus, “HHI” refers to Hyundai Heavy Industries Co. Ltd., the shipyard where the ships in our Fleet are built.
(1)	BG Group has the option to extend the duration of the charter for an additional three-year term until August 2020 at an escalated daily rate, upon notice to us before January 2016.
(2)	Gazprom has the option to extend the duration of the charter until May 2018 on identical terms, upon notice to us before March 2017.
(3)	On January 2, 2013, BG Group exercised its option to extend the duration of the charter by an additional three-year term at an escalated daily rate, commencing on October 5, 2013.
(4)	In anticipation of entering a new contract, we agreed with BG Group, at no cost to us, to amend the expiration date of the existing charter, which changed the vessel redelivery date from the third quarter of 2016 to end of the second quarter of 2015 or beginning of the third quarter of 2015. On April 17, 2014, we entered into a new 13-year time-charter contract with Gazprom. The new Gazprom charter is expected to commence in July 2015 shortly after the early expiration of the current charter with BG Group at a rate in excess of the current time charter rate under the BG Group charter.
(5)	Statoil may renew its charter for consecutive additional one-year periods each year following the initial five year period.

Our Charters

We principally deploy our vessels on multi-year, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year time charters. We have secured multi-year fixed rate time charter contracts for the four LNG carriers in our Fleet. The following table summarizes our current time charters for the vessels in our Fleet and the expirations and extension options, as of August 6, 2014:

Vessel Name	Charterer	Contract Backlog (in millions)	Charter Commencement Date	Earliest Charter Expiration Date	Latest Charter Expiration Including Non-Exercised Options
Clean Energy	BG Group	$83.4	February 2012	April 2017	August 2020(1)
Ob River	Gazprom	$98.2	September 2012	September 2017	May 2018(2)
Clean Force	BG Group	$20.6	October 2010	June 2015	July 2015(3)
	Gazprom	$311.1	Expected July 2015	June 2028	August 2028(4)
Arctic Aurora	Statoil	$112.0	August 2013	July 2018	Renewal Options(5)

(1)	BG Group has the option to extend the duration of the charter for an additional three-year term until August 2020 at an escalated daily rate, upon notice to us before January 2016.
(2)	Gazprom has the option to extend the duration of the charter until May 2018 on identical terms, upon notice to us before March 2017.
(3)	On January 2, 2013, BG Group exercised its option to extend the duration of the charter by an additional three-year term at an escalated daily rate, commencing on October 5, 2013.
(4)	In anticipation of entering a new contract, we agreed with BG Group, at no cost to us, to amend the expiration date of the existing charter, which changed the vessel redelivery date from the third quarter of 2016 to end of the second quarter of 2015 or beginning of the third quarter of 2015. On April 17, 2014, we entered into a new 13 year time-charter contract with Gazprom. The new Gazprom charter is expected to commence in July 2015 shortly after the early expiration of the current charter with BG Group at a rate in excess of the current time charter rate under the BG Group charter.
(5)	Statoil may renew its charter for consecutive additional one-year periods each year following the initial five year period.

The following table summarizes our contracted charter revenues and contracted days for the vessels in our Fleet as of August 6, 2014, assuming the earliest redelivery dates possible under our charters and 365 revenue days per annum per ship and assuming charterers do not exercise any options to extend the time charters of the Clean Force, the Clean Energy, the Ob River and the Arctic Aurora.

	2014	2015	2016	2017
No. of Vessels whose contracts expire	—	—	—	2
Contracted Time Charter Revenues (in millions of U.S. Dollars)	$45.9	$114.2	$115.3	$84.4
Contracted Days	588	1,460	1,460	1,098
Available Days	588	1,460	1,460	1,394
Contracted/Available Days	100%	100%	100%	79%

(1)	Annual revenue calculations are based on: (a) an assumed 365 revenue days per vessel per annum, (b) the earliest redelivery dates possible under our LNG carrier charters and (c) no exercise of any option to extend the terms of those charters except for the option regarding the Clean Force exercised on January 2, 2013.
(2)	Reflects 22 scheduled drydocking days for each of the Clean Energy, the Ob River and the Clean Force in 2017.

Although these expected revenues are based on contracted charter rates, any contract is subject to various risks, including performance by the counterparties or an early termination of the contract pursuant to its terms. If the charterers are unable to make charter payments to us, if we agree to renegotiate charter terms at the request of a charterer or if contracts are prematurely terminated for any reason, our results of operations and financial condition may be materially adversely affected. Historically, we have had no defaults or early terminations by charterers. For these reasons, the contracted charter revenue information presented is an estimate and should not be relied upon as being necessarily indicative of future results. Readers are cautioned not to place undue reliance on this information. Neither our independent auditors, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the information presented in the table, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the information in the table.

In the year ended December 31, 2013, we received all of our revenues from two charterers, which individually accounted for 61% and 39% of our revenues, respectively, as compared to three charterers in the same period in 2012 which individually accounted for 58%, 16% and 26%, respectively, of our revenues in 2012. For the six month period ended June 30, 2014, BG Group accounted for 63%, Gazprom accounted for 36% and Statoil accounted for 1% of our total revenue.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

We were formed on May 30, 2013 by our Sponsor as a new LNG carrier subsidiary focused on owning and operating LNG carriers that are employed on multi-year time charters with international energy companies. On October 29, 2013, we acquired the Sponsor Controlled Companies from our Sponsor. Our historical consolidated financial statements have been prepared according to a transaction that constitutes a reorganization of companies under common control and has been accounted for in a manner similar to a pooling of interests, as the Sponsor Controlled Companies were indirectly wholly-owned by the Prokopiou family prior to the transfer of ownership of these companies to us. Accordingly, our financial statements have been presented, giving retroactive effect to the transaction described above, using consolidated financial historical carrying costs of the assets and liabilities of the Partnership and the Sponsor Controlled Companies as if the Partnership and the Sponsor Controlled Companies were consolidated for all periods presented.

In addition, on June 23, 2014, we purchased 100% of the ownership interests in the entity that owns and operates the Arctic Aurora, which is currently operating under a time charter with Statoil with an initial term of five years, for an aggregate purchase price of $235.0 million. We purchased only the Arctic Aurora and the related time charter. All of the other assets and liabilities relating to the Sponsor entity that owns the Arctic Aurora remained with our Sponsor and did not form part of the purchase price. We funded the acquisition of the Arctic Aurora using the net proceeds of our underwritten public offering of common units completed in June 2014 and a portion of the proceeds of the $340.0 Million Senior Secured Revolving Credit Facility.

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•	We intend to increase the size of our Fleet by making other acquisitions. Our growth strategy focuses on expanding our Fleet through the acquisition of LNG carriers under multi-year time charters. For example, pursuant to the Omnibus Agreement that we have entered into with our Sponsor and our General Partner, we have the right but not the obligation to purchase each of the six Optional Vessels comprising our Sponsor’s LNG fleet at any time up to 24 months following their respective deliveries from the shipyard. We expect that we will purchase the Optional Vessels if we are able to reach an agreement with our Sponsor regarding the purchase price of the vessels. In order to acquire these vessels or any additional vessels, we may need to issue additional equity or incur additional indebtedness.

•	We expect continued inflationary pressure on crew costs. Due to the specialized nature of operating LNG carriers, the increase in size of the worldwide LNG carrier fleet and the limited pool of qualified officers, we believe that crewing and labor related costs will experience significant increases.

•

Our historical results of operations reflect allocated administrative costs that may not be indicative of future administrative costs. The administrative costs included in our historical results of operations may not be indicative of our future administrative costs, which may include additional costs associated with being an Exchange Act reporting company. We have entered into the Management Agreements pursuant to which our Manager provides us certain administrative services, and our Management Agreements allow management fees to be increased if our Manager has incurred material unforeseen costs of providing the management services.

Principal Factors Affecting Our Results of Operations

The principal factors which have affected our results and are expected to affect our future results of operations and financial position, include:

•	Number of Vessels in Our Fleet. The number of vessels in our Fleet is a key factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. As of June 30, 2014, our Fleet consisted of three LNG carriers we acquired from our Sponsor in connection with the closing of our IPO and the 2013-built LNG carrier we acquired from our Sponsor in June 2014;

•	Charter Rates. Our revenue is dependent on the charter rates we are able to obtain on our vessels. Charter rates on our vessels are based primarily on demand for and supply of LNG carrier capacity at the time we enter into the charters for our vessels, which is influenced by demand and supply for natural gas and in particular LNG as well as the supply of LNG carriers available for employment. The charter rates we obtain are also dependent on whether we employ our vessels under multi-year charters or charters with initial terms of less than two years. The vessels in our Fleet are currently employed under multiyear time charters with staggered maturities, which will make us less susceptible to cyclical fluctuations in charter rates than vessels operated on charters of less than two years. However, we will be exposed to fluctuations in prevailing charter rates when we seek to recharter our vessels upon the expiry of their respective current charters and when we seek to charter vessels that we may acquire in the future;

•	Utilization of Our Fleet. Historically, our Initial Fleet has had a limited number of unscheduled off-hire days. In the periods ended July 30, 2014, December 31, 2013 and 2012 our fleet utilization was 100%, 100% and 99.5%, respectively. However, an increase in annual off-hire days would reduce our utilization. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. If the utilization pattern of our Fleet changes, our financial results would be affected;

•	The level of our vessel operating expenses, including crewing costs, insurance and maintenance costs. Our ability to control our vessel operating expenses also affects our financial results. These expenses include commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricating oil costs, tonnage taxes and other miscellaneous expenses. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are paid, can cause our vessel operating expenses to increase;

•	The timely delivery of the Optional Vessels (three of which are currently under construction, two of which were delivered in 2013 and one of which was delivered in June 2014) to our Sponsor and our ability to exercise the options to purchase the six Optional Vessels;

•	The timely delivery of the vessels we may acquire in the future;

•	Our ability to maintain solid working relationships with our existing charterers and our ability to increase the number of our charterers through the development of new working relationships;

•	The performance of our charterer’s obligations under their charter agreements;

•	The effective and efficient technical management of the vessels under our management agreements;

•	Our ability to obtain acceptable debt financing to fund our capital commitments;

•	The ability of our Sponsor to fund its capital commitments and take delivery of the Optional Vessels under construction;

•	Our ability to obtain and maintain regulatory approvals and to satisfy technical, health, safety and compliance standards that meet our charterer’s requirements;

•	Economic, regulatory, political and governmental conditions that affect shipping and the LNG industry, which includes changes in the number of new LNG importing countries and regions, as well as structural LNG market changes impacting LNG supply that may allow greater flexibility and competition of other energy sources with global LNG use;

•	Our ability to successfully employ our vessels at economically attractive rates, as our charters expire or are otherwise terminated;

•	Our access to capital required to acquire additional ships and/or to implement our business strategy;

•	Our level of debt, the related interest expense and the timing of required payments of principal;

•	The level of our general and administrative expenses, including salaries and costs of consultants;

•	Our charterer’s right for early termination of the charters under certain circumstances;

•	Performance of our counterparties and our charterer’s ability to make charter payments to us; and

•	The level of any distribution on our common and subordinated units.

See “Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Time Charter Revenues. Our time charter revenues are driven primarily by the number of vessels in our fleet, the amount of daily charter hire that our LNG carriers earn under time charters and the number of revenue earning days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions, the amount of time that our LNG carriers spend dry-docked undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LNG carrier charter market. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction. Our time charter arrangements have been contracted in varying rate environments and expire at different times. We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter. Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the time charter period. Under time charters, we are responsible for providing the crewing and other services related to the vessel’s operations, the cost of which is included in the daily hire rate, except when off-hire.

Off-hire (Including Commercial Waiting Time). When a vessel is “off-hire”—or not available for service—the charterer generally is not required to pay the time charter hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of a time charter. Our vessels may be out of service, that is, off-hire, for several reasons: scheduled dry-docking, special survey, vessel upgrade or maintenance or inspection, which we refer to as scheduled off-hire; days spent waiting for a charter, which we refer to as commercial waiting time; and unscheduled repairs, maintenance, operational efficiencies, equipment breakdown, accidents, crewing strikes, certain vessel detentions or similar problems, or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew, which we refer to as unscheduled off-hire. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer generally will pay us the hire rate agreed in respect of each vessel for each day in excess of 14 days and with a maximum period of 120 days.

Voyage Expenses. Voyage expenses primarily include port and canal charges, bunker (fuel) expenses and agency fees which are paid for by the charterer under our time charter arrangements or by us during periods of off-hire except for commissions, which are always paid for by us. All voyage expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as our revenues are earned. We may incur voyage related expenses when positioning or repositioning vessels before or after the period of a time charter, during periods of commercial waiting time or while off-hire during a period of dry-docking. Voyage expenses can be higher when vessels trade on charters with initial terms of less than two years due to fuel consumption during idling, cool down requirements, commercial waiting time in between charters and positioning and repositioning costs. From time to time, in accordance with industry practice, we pay commissions ranging up to 1.25% of the total daily charter rate under the charters to unaffiliated ship brokers, depending on the number of brokers involved with arranging the charter. These commissions do not include the fees we pay to our Manager, which are described below under “—Management Fees.”

Available Days. Available days are the total number of calendar days our vessels were in our possession during a period, less the total number of scheduled off-hire days during the period associated with major repairs, or dry-dockings.

Average Number of Vessels. Average number of vessels is the number of vessels that constituted our Fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our Fleet during the period divided by the number of calendar days in the period.

Fleet utilization. We calculate fleet utilization by dividing the number of our revenue earning days, which are the total number of Available Days of our vessels net of unscheduled off-hire days, during a period, by the number of our Available Days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs but excluding scheduled off-hires for vessel upgrades, drydockings or special or intermediate surveys.

Vessel Operating Expenses. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, lubricant costs, statutory and classification expenses, forwarding and communications expenses and other miscellaneous expenses. Vessel operating expenses also include all peripheral expenses incurred while vessels perform their classification special survey and dry-docking such as spare parts, port dues, tugs, service engineer attendance etc.

Vessel operating expenses are paid by the ship-owner under time charters and are recognized when incurred. We expect that insurance costs, dry-docking and maintenance costs will increase as our vessels age. Factors beyond our control, some of which may affect the shipping industry in general—for instance, developments relating to market premiums for insurance and changes in the market price of lubricants due to increases in oil prices—may also cause vessel operating expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar, and may increase or decrease as a result of fluctuation of the U.S. dollar against these currencies.

Dry-docking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. In accordance with industry certification requirements, we drydock our vessels at least every 60 months until the vessel is 15 years old, after which dry-docking takes place at least every 30 months thereafter as required for the renewal of certifications required by classification societies. Special survey and dry-docking costs (mainly shipyard costs, paints and class renewal expense) are expensed as incurred. The number of dry-dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures. We expense costs related to routine repairs and maintenance performed during dry-docking or as otherwise incurred. All three vessels in our Initial Fleet completed their scheduled special survey and dry-docking repairs in 2012. The next scheduled special survey and drydocking repairs for the vessels in our Fleet are due in 2017 and 2018.

Depreciation. We depreciate our LNG carriers on a straight-line basis over their remaining useful economic lives which we estimate to be 35 years from their initial delivery from the shipyard. Vessel residual value is estimated as 12% of the initial vessel cost and represents Management’s best estimate of the current selling price assuming the vessels are already of age and condition expected at the end of its useful life. The assumptions made reflect our experience, market conditions and the current practice in the LNG industry; however they required more discretion since there is a lack of historical references in scrap prices of similar types of vessels.

Interest and Finance Costs. We incur interest expense on outstanding indebtedness under our existing credit facilities which we include in interest and finance costs. Interest expense depends on our overall level of borrowings and may significantly increase when we acquire or refinance ships. Interest expense may also change with prevailing interest rates, although interest rate swaps or other derivative instruments may reduce the effect of these changes. We also incur financing and legal costs in connection with establishing credit facilities, which are deferred and amortized to interest and finance costs using the effective interest method. We will incur additional interest expense in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities, please see “—Our Borrowing Activities.”

Vessels Lives and Impairment. Vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long lived asset is not recoverable on an undiscounted cash flow basis, impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals as considered necessary. As of December 31, 2013 and 2012, there were no events or changes in circumstances indicating that the carrying amount of the vessels may not be recoverable and, accordingly, no impairment loss was recorded these years.

Insurance

Hull and Machinery Insurance. We have obtained hull and machinery insurance on all our vessels to insure against marine and war risks, which include the risks of damage to our vessels, salvage and towing costs, and also insures against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss or the constructive total loss of a vessel. The agreed deductible on each vessel averages $500,000.

Loss of Hire Insurance. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 120 days. The number of deductible days for the vessels in our Fleet is 14 days per vessel.

Protection and Indemnity Insurance. Protection and indemnity insurance, which covers our third-party legal liabilities in connection with our shipping activities, is provided by a mutual protection and indemnity association, or P&I club. This includes third-party liability and other expenses related to the injury or death of crew members, passengers and other third-party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third-party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Our current protection and indemnity insurance coverage is unlimited, except for pollution, which is limited to $1 billion per vessel per incident.

Critical Accounting Policies and estimates

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. We are an “emerging growth company,” as defined in the JOBS Act. We have elected to take advantage of the reduced reporting obligations, including the extended transition period for complying with new or revised accounting standards under Section 102 of the JOBS Act, and as such, the information that we provide to our unitholders may be different from information provided by other public companies and our financial statements may not be comparable to companies that comply with public company effective dates. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included elsewhere in this prospectus.

Time Charter Revenues

We recognize revenues from time charters over the term of the charter as the applicable vessel operates under the charter. Under time charters, revenue is not recognized during days a vessel is off-hire. Revenue is recognized from delivery of the vessel to the charterer, until the end of the time charter period. Under time charters, we are responsible for providing the crewing and other services related to vessel’s operations, the cost of which is included in the daily hire rate, except when off-hire. Revenues are affected by hire-rates and the number of days a vessel operates.

Our time charter revenues are driven primarily by the number of vessels in our Fleet, the amount of daily charter hire that our vessels earn under time charters and the number of revenue earning days during which our vessels generate revenues. These factors are, in turn, affected by our decisions relating to vessel acquisitions, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the LNG carrier charter market.

Our LNG carriers are employed through multi-year time charter contracts, which for accounting purposes are considered as operating leases and are thus recognized on a straight line basis as the average minimum lease revenue over the rental periods of such charter agreements, as service is performed. Revenues under our time charters are recognized when services are performed, revenue is earned and the collection of the revenue is reasonably assured. The charter hire revenue is recognized on a straight-line basis over the term of the relevant time charter.

Advance payments under time charter contracts are classified as liabilities until such time as the criteria for recognizing the revenue are met. Our revenues will be affected by the acquisition of any additional vessels in the future subject to time charters. Our revenues will also be affected if any of our charterers cancel a time charter or if we agree to renegotiate charter terms during the term of a charter resulting in aggregate revenue reduction or increase. Our time charter arrangements have been contracted in varying rate environments and expire at different times. Rates payable in the market for LNG carriers have been uncertain and volatile as has the supply and demand for LNG carriers.

Vessels Lives and Impairment

The carrying value of a vessel represents its historical acquisition or construction cost, including capitalized interest, supervision, technical and delivery cost, net of accumulated depreciation and impairment loss, if any. Expenditures for subsequent conversions and major improvements are capitalized provided that such costs increase the earnings capacity or improve the efficiency or safety of the vessels.

We depreciate the original cost, less an estimated residual value, of our LNG carriers on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in hire rates and the cost of newbuilds. Both hire rates and newbuild costs tend to be cyclical in nature.

We review vessels for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable, which occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel’s carrying value. In developing estimates of future cash flows, we must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and the five-year historical average of charter rates for the unfixed days. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset is less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Historically, there was no indication of impairment for any of the four vessels in our Fleet. Our impairment test exercise is sensitive to variances in the time charter rates. The use of the most recent three and one year historical average rates to determine the charter revenues for the unfixed days would not result to impairment.

We determine the fair value of our vessels based on our estimates and assumptions and by making use of available market data and taking into consideration third party valuations. As of December 31, 2013, the aggregate charter-free market value of our vessels substantially exceeded their aggregate carrying value as of the same date. A decrease of the estimated fair market value by 10% would not result in any impairment loss as of December 31, 2013. We employ our LNG carriers on fixed-rate charters with major companies. These charters typically have original terms of two or more years in length. Consequently, while the market value of a vessel may decline below its carrying value, the carrying value of a vessel may still be recoverable based on the future undiscounted cash flows the vessel is expected to obtain from servicing its existing and future charters.

Depreciation on our LNG carriers is calculated using an estimated useful life of 35 years, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in the depreciation and potentially resulting in an impairment loss. The estimated useful life of our LNG carriers takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future hire rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated hire rates are based on rates under existing vessel charters and the five-year average historical charter rates for the unfixed periods. Our estimates of vessel utilization, including estimated off-hire time are based on historical experience of trading our vessels and our projections of future chartering prospects. Our estimates of operating expenses and dry-docking expenditures are based on our historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are based on our estimation over our vessels sale price at the end of their useful life, being a product of a vessel’s lightweight tonnage and an estimated scrap rate and the estimated resale price of certain equipment and material. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculation of depreciation.

Certain assumptions relating to our estimates of future cash flows are more predictable by their nature in our experience, including estimated revenue under existing charter terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future hire rates beyond the firm period of existing charters and vessel residual values, due to factors such as the volatility in vessel hire rates and the lack of historical references in scrap prices of similar type of vessels. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel hire rates or vessel values, will be accurate.

If we conclude that a vessel is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The fair value at the date of the impairment becomes the new cost basis and will result in a lower depreciation expense than for periods before the vessel impairment.

The table set forth below indicates (i) the historical acquisition cost of our vessels and (ii) the carrying value of each of our vessels as of June 30, 2014, December 31, 2013 and December 31, 2012.

Vessel	Capacity (cbm)	Year Purchased	Acquisition Cost	Carrying Value (in millions of U.S. dollars)
				June 30, 2014	December 31, 2013	December 31, 2012
LNG
Clean Energy	149,700	2007	$178.2	$145.3	$147.5	$152.0
Ob River	149,700	2007	176.0	145.1	147.3	151.7
Clean Force	149,700	2008	186.3	156.0	158.4	163.1
Arctic Aurora	155,000	2014	209.6	209.5	—	—

TOTAL	604,100		$750.1	$655.9	$453.2	$466.8

The market value of each vessel individually and in the aggregate substantially exceeds the respective carrying value of each vessel as of December 31, 2013 and December 31, 2012. As such, the Partnership is not required to perform an impairment test. We refer you to the risk factor entitled “Vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of vessels, we may incur a loss” and the discussion herein under the heading “Risks relating to our Partnership.”

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

•	reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;

•	news and industry reports of similar vessel sales;

•	news and industry reports of sales of vessels that are not similar to our vessels where we have made certain adjustments in an attempt to derive information that can be used as part of our estimates;

•	approximate market values for our vessels or similar vessels that we have received from shipbrokers, whether solicited or unsolicited, or that shipbrokers have generally disseminated;

•	offers that we may have received from potential purchasers of our vessels; and

•	vessel sale prices and values of which we are aware through both formal and informal communications with ship-owners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of basic market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

Depreciation

We depreciate our LNG carriers on a straight-line basis over their remaining useful economic lives which we estimate to be 35 years from their initial delivery from the shipyard. A vessel’s residual value is estimated as

12% of the initial vessel cost, being approximate to vessel’s light weight multiplied by the then estimated scrap price per metric ton adjusted to reflect the premium from the value of stainless steel material and represents management’s best estimate of the current selling price assuming the vessel is already of age and condition expected at the end of its useful life. The assumptions made reflect our experience, market conditions and the current practice in the LNG industry. However such assumptions required more discretion since there is a lack of historical references in scrap prices of similar type of vessels. A decrease of 10% in estimated scrap price would result to $0.2 million of increase in depreciation cost in the year ended December 31, 2013.

We depreciate our vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Recent Accounting Pronouncements

There are no recent accounting pronouncements issued in 2013, whose adoption would have a material impact on our consolidated financial statements in the current year or are expected to have a material impact in future years.

Results of Operations

Year ended December 31, 2013 compared to the year ended December 31, 2012

During the years ended December 31, 2013 and 2012, we had an average of three vessels in our Fleet. In the year ended December 31, 2013 our Fleet Available Days totaled 1,095 days as compared to 1,056 days in the year ended December 31, 2012. The increase of 3.7% is attributable to the lack of dry-docking repairs in 2013 since all three LNG carriers in our Fleet completed their initial scheduled special survey and dry-docking repairs in 2012. Revenue earning days are the primary driver of voyage revenue and vessel operating expenses.

Revenues. The following table sets forth details of our time charter revenues for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Time charter revenues	$85,679	$77,498	$8,181	10.6%

Total revenues increased by 10.6%, or $8.2 million, to $85.7 million during the year ended December 31, 2013, from $77.5 million during the year ended December 31, 2012. The increase in revenues was primarily attributable to the escalated time charter rate earned by the LNG carrier Clean Force, following the exercise by the Charterer of a minimum three year extension period under its current time charter contract as well as the higher charter rate earned by the LNG Carrier Ob River, soon after entering its current five year time charter contract in September, 2012.

Voyage Expenses. The following table sets forth details of our voyage expenses, not including voyage expenses set forth under “Voyage Expenses—related Party” for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Commissions	618	819	(201)	(24.5%)
Bunkers	—	1,361	(1,361)	(100%)
Port Expenses	57	307	(250)	(81.4%)

Voyage Expenses	$675	$2,487	$(1,812)	(72.9%)

Voyage expenses decreased by 72.9%, or $1.8 million, to $0.7 million during the year ended December 31, 2013 from $2.5 million during the year ended December 31, 2012. The decrease was mainly attributable to the lack of dry-dock related voyage expenses in 2013. During the year ended December 31, 2012, all of our three vessels underwent their mandatory initial special survey and dry-docking survey and as a result incurred $1.4 million in bunker expenses and $0.2 million in port expenses in connection with positioning the vessels to the shipyards compared to nil bunker expenses and negligible port expenses in 2013. The decrease was also attributable to $0.2 million of fewer commissions charged by third party brokers in the year ended December 31, 2013, pursuant to the Ob River charter agreement discussed above, that provides for no third party brokerage commission charges.

Voyage Expenses—related party. The following table sets forth details of our voyage expenses charged by our Manager for commercial services. For the years ended December 31, 2013 and 2012 pursuant to the management agreements under which Dynagas Ltd. earned a 1.25% commission on gross time charter income:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Voyage Expenses—related party (commissions)	1,011	981	30	3.1%

Voyage expenses charged by our Manager increased slightly by 3.1% or $0.03 million between the two periods, as a result of the increased time charter revenues earned by our vessels during 2013.

Vessels’ Operating Expenses. The following table sets forth details of our vessel operating expenses for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Crew wages and related costs	8,618	9,755	(1,137)	(11.7%)
Insurance	1,554	1,488	66	4.4%
Spares and consumable stores	1,086	2,561	(1,475)	(57.6%)
Repairs and maintenance	323	1,340	(1,017)	(75.9%)
Tonnage taxes	96	18	78	433.3%
Other operating expenses	232	560	(328)	(58.6%)

Total	$11,909	$15,722	$(3,813)	(24.3%)

Vessels’ operating expenses decreased by 24.3%, or $3.8 million, to $11.9 million during the year ended December 31, 2013 from $15.7 million during the year ended December 31, 2012. The decrease is primarily the result of the peripheral operating expenses (mainly comprising of store, repair and incremental labor costs) of approximately $1.7 million we incurred in 2012 in relation to the initial special survey and dry-docking repairs of our three vessels. Peripheral expenses for dry-docking include all expenses related to the dry-docking of the vessel, except for shipyard, paint and classification society survey cost such as spare parts, service engineer attendances, stores and consumable stores. The overall decrease in operating expenses was also due to significantly lower crew training expenses we incurred during the year ended December 31, 2013 compared to the prior year.

General and Administrative Expenses. The following table sets forth details of our general and administrative expenses for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
General and administrative costs	$387	$278	$109	39.2%

General and administrative expenses increased by 39.2%, or $0.1 million, to $0.4 million during the year ended December 31, 2013, from $0.3 million during the year ended December 31, 2012. The increase in the year ended December 31, 2013 is mainly attributable to the expenses we incurred in relation to us serving as a public company since November 18, 2013, which were expensed as incurred.

Management Fees. The following table sets forth details of our management fees for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Management fees	$2,737	$2,638	$99	3.8%

Management fees increased by 3.8%, or $0.1 million, to $2.7 million during the year ended December 31, 2013, from $2.6 million during the year ended December 31, 2012. The increase in the year ended December 31, 2013 is attributable to the slightly increased daily management fee that was charged by our Manager to each of the vessels in our Fleet in 2013, pursuant to the new management agreements effective from January 1, 2013.

Depreciation. The following table sets forth details of our depreciation expense for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Depreciation	$13,579	$13,616	$(37)	(0.3)%

Depreciation expense remained substantially the same during the year ended December 31, 2013 compared to the year ended December 31, 2012.

Drydocking and Special survey costs. The following table sets forth details of our drydocking and special survey expenses for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Drydocking and Special Survey Costs	$—	$2,109	$(2,109)	100%

All our vessels completed their initial scheduled drydocking and special surveys during the year ended December 31, 2012. The vessels undergo dry-dock or special survey approximately every five years during the first fifteen years of their life and every two and a half years within their following useful life.

We drydock our vessels when the next special survey becomes due. As we dry-docked all our Initial Fleet in 2012, we expect the next scheduled dry-dockings to occur in 2017, 2017 and 2018 for the Clean Energy, the Ob River, the Clean Force and the Arctic Aurora, respectively. We expect that our Fleet will average 22 days on drydock per ship, at which time we perform class renewal surveys and make any necessary repairs or retrofittings.

Interest and Finance Costs. The following table sets forth details of our interest and finance costs for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Interest on long-term debt	8,248	8,551	(303)	(3.5)%
Amortization and write-off of financing fees	1,050	590	460	78.0%
Commitment fees	327	372	(45)	(12.1)%
Other	107	63	44	69.8%

Total	$9,732	$9,576	$156	1.6%

Interest and finance costs increased by 1.6%, to $9.7 million during the year ended December 31, 2013, from $9.6 million during the year ended December 31, 2012. Interest expense decreased by 3.5%, to $8.2 million during the year ended December 31, 2013, from $8.6 million during the year ended December 31, 2012. Such decrease in loan interest expense, driven by lower weighted average debt balance of $342.2 million during the year ended December 31, 2013, as compared to $369.2 million in the year ended December 31, 2012, was counterbalanced by the $0.5 million increase in the amortization and write-off of financing fees, attributable to the full repayment of all loans outstanding at the IPO closing date.

Our weighted average interest rate for the years ended December 31, 2013 and 2012 was 2.4% and 2.3%, respectively.

Realized and Unrealized Loss on Derivative Financial Instruments. The following table sets forth details of our realized and unrealized loss on derivative instruments for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012	Change	% Change
	(in thousands of U.S. dollars)
Realized and Unrealized Loss on Derivative Financial Instruments	$—	$196	$(196)	(100)%

The $0.2 million loss on derivative financial instruments during the year ended December 31, 2012, was primarily related to realized and unrealized losses on three interest rate swap contracts of $285.6 million notional amount due to declining long-term interest rates. These three interest rate swap agreements matured in March, July and June 2012. No new financial instruments have been entered into by the Partnership since then.

Other. Other expenses decreased to $0.03 million during the year ended December 31, 2013, from $0.06 million during the year ended December 31, 2012.

Year ended December 31, 2012 compared to the year ended December 31, 2011

During the years ended December 31, 2012 and 2011, we had an average of three vessels in our Fleet. In the year ended December 31, 2012 our Fleet Available Days totaled 1,056 days as compared to 1,095 days in the twelve month period ended December 31, 2011, the decrease of 3.6% attributable to scheduled dry-docking repairs completed in 2012. Revenue earning days are the primary driver of voyage revenue and vessel operating expenses.

Revenues. The following table sets forth details of our time charter revenues for the years ended December 31, 2011 and 2012:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Time charter revenues	$77,498	$52,547	$24,951	47.5%

Total revenues increased by 47.5%, or $25.0 million, to $77.5 million during the year ended December 31, 2012, from $52.5 million during the year ended December 31, 2011. The increase in revenues was primarily attributable to an increase in time charter rates for two of our vessels. The Clean Energy in 2011 was employed on a time charter contract entered into in 2010, which was at historically low levels and which ended in the first quarter of 2012. The Clean Energy was subsequently employed under its present time charter contract at a significantly higher time charter rate, effective as of February 2012. The increase in revenues was also attributable to the increase in the time charter rates attained by the Ob River which was employed on a historically low time charter rate in the first quarter of 2011 and subsequently was employed at a higher rate until September 2012. In September 2012, the Ob River was employed on its present time charter contract at a rate which is 15% higher than the charter rate under its previous charter.

Voyage Expenses. The following table sets forth details of our voyage expenses, not including voyage expenses set forth under “Voyage Expenses—related Party” for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Commissions	819	446	373	83.6%
Bunkers	1,361	117	1,244	1,063.2%
Port Expenses	307	152	155	102.0%

Voyage Expenses	$2,487	$715	$1,772	247.8%

Voyage expenses increased by 247.8%, or $1.8 million, to $2.5 million during the year ended December 31, 2012 from $0.7 million during the year ended December 31, 2011. The increase was mainly attributable to the fact that during the year ended December 31, 2012 all of our three vessels underwent their mandatory special survey and dry-docking survey and as a result incurred $1.4 million in bunker expenses in connection with positioning the vessels to the shipyards compared to negligible bunker expense for 2011. The increase was also attributable to the increase of $0.4 million in commissions paid to third party brokers in the year ended December 31, 2012 as a result of the higher time charter revenues during 2012 and to port expenses payable during the vessel’s mandatory dry-docking and special survey.

Voyage Expenses—related party. The following table sets forth details of our voyage expenses paid to our Manager for commercial services. For the years ended December 31, 2012 and 2011 pursuant to the management agreements under which Dynagas Ltd. earned a 1.25% commission on gross time charter income:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Voyage Expenses—related party (commissions)	981	638	343	53.8%

Voyage expenses paid to our Manager increased by 53.8% or $0.3 million, to $1 million during the year ended December 31, 2012 from $0.6 million during the year ended December 31, 2011. The increase was attributable to the higher time charter revenues during 2012.

Vessels’ Operating Expenses. The following table sets forth details of our vessel operating expenses for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Crew wages and related costs	9,755	8,040	1,715	21.3%
Insurance	1,488	1,587	(99)	(6.2)%
Spares and consumable stores	2,561	1,102	1,459	132.4%
Repairs and maintenance	1,340	356	984	276.4%
Tonnage taxes	18	28	(10)	(35.7)%
Other operating expenses	560	237	323	136.3%

Total	$15,722	$11,350	$4,372	38.5%

Vessels’ operating expenses increased by 38.5%, or $4.4 million, to $15.7 million during the year ended December 31, 2012 from $11.4 million during the year ended December 31, 2011. The increase was primarily attributable to the increase in spares and consumables stores and peripheral maintenance and repair expenses related to the dry-docking of our three vessels in 2012. Peripheral expenses for dry-docking include all expenses related to the dry-docking of the vessel, except for shipyard, paint and classification society survey cost such as spare parts, service engineer attendances, stores and consumable stores which totaled to $1.7 million. The increase is also attributable to an increase in crew wages and related costs of $1.7 million to $9.8 million during the twelve month period ended December 31, 2012 from $8 million during the year ended December 31, 2011 as a result of continued inflationary crew costs and increased training expenses.

General and Administrative Expenses. The following table sets forth details of our general and administrative expenses for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
General and administrative costs	$278	$54	$224	414.8%

General and administrative expenses increased by 414.8%, or $0.22 million, to $0.27 million during the year ended December 31, 2012, from $0.05 million during the year ended December 31, 2011. The increase in the year ended December 31, 2012 is mainly attributable to the expenses incurred in connection with the preparations for the IPO, which were expensed as incurred.

Management Fees. The following table sets forth details of our management fees for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Management fees	$2,638	$2,529	$109	4.3%

Management fees increased by 4.3%, or $0.1 million, to $2.6 million during the year ended December 31, 2012, from $2.5 million during the year ended December 31, 2011. The increase in the year ended December 31, 2012 is attributable to the year-to-year increase in management fees payable to our Manager.

Depreciation. The following table sets forth details of our depreciation expense for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Depreciation	$13,616	$13,579	$37	0.3%

Depreciation expense remained substantially the same during the year ended December 31, 2012 compared to the year ended December 31, 2011.

Drydocking and Special survey costs. The following table sets forth details of our drydocking and special survey expenses for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Drydocking and Special Survey Costs	$2,109	$—	$2,109	100%

Dry-docking and special survey costs comprised of the repair cost paid to the yards, paints and class expenses and are expensed in the period incurred. Costs relating to routine repairs and maintenance are also expensed as incurred and are included in “Vessel Operating Expenses.” All our vessels completed their scheduled drydocking and special surveys during the year ended December 31, 2012. The vessels undergo dry-dock or special survey approximately every five years during the first fifteen years of their life and every two and a half years within their following useful life.

We drydock our vessels when the next special survey becomes due. As we drydocked all our Fleet in 2012, we expect the next scheduled dry-dockings to occur in 2017, 2017 and 2018 for the Clean Energy, the Ob River, the Clean Force and the Arctic Aurora, respectively. We expect that our Initial Fleet will average 22 days on drydock per ship, at which time we perform class renewal surveys and make any necessary repairs or retrofittings.

Interest Income. Interest income for the year ended December 31, 2012 of $0.001 million was substantially similar to interest income of $0.004 million for the year ended December 31, 2011.

Interest and Finance Costs. The following table sets forth details of our interest and finance costs for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Interest on long-term debt	8,551	3,794	4,757	125.4%
Amortization and write-off of financing fees	590	100	490	490.0%
Commitment fees	372	54	318	588.9%
Other	63	29	34	117.2%

Total	$9,576	$3,977	$5,599	140.8%

Interest and finance costs increased by 140.8%, or $5.6 million, to $9.6 million during the year ended December 31, 2012, from $4 million during the year ended December 31, 2011. Interest expense increased by $4.8 million to $8.6 million during the year ended December 31, 2012, from $3.8 million during the year ended December 31, 2011. The increase is mainly attributable to the higher average debt balance and interest margin costs during the year ended December 31, 2012 as compared to the year ended December 31, 2011 as a result of the refinancing of the Clean Energy and Ob River in 2012. The increase in amortization and write-off of financing fees of $0.5 million was attributable to financing fees incurred in connection with the refinancing of Clean Energy and Ob River in 2012 and the increase in commitment fees of $0.3 million attributable to our refinancing activities during the year ended December 31, 2012.

During the year ended December 31, 2012, we had an average of $369.2 million of outstanding indebtedness with a weighted average interest rate of 2.3%, and during the year ended December 31, 2011, we had an average of $295.6 million of outstanding indebtedness with a weighted average interest rate of 1.3%.

Realized and Unrealized Loss on Derivative Financial Instruments. The following table sets forth details of our realized and unrealized loss on derivative instruments for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011	Change	% Change
	(in thousands of U.S. dollars)
Realized and Unrealized Loss on Derivative Financial Instruments	$196	$824	$(628)	(76.2)%

The loss on derivative financial instruments during the years ended December 31, 2012 and December 31, 2011, respectively, was primarily related to realized and unrealized losses on three interest rate swap contracts of $285.6 million notional amount due to declining long-term interest rates. These three interest rate swap agreements matured in March, July and June 2012, resulting in a decrease of $0.6 million in the loss from derivative financial instruments to $0.2 million during the year ended December 31, 2012, as compared to $0.8 million during the year ended December 31, 2011.

Other. Other Income decreased to $0.06 million during the year ended December 31, 2012, from $0.07 million during the year ended December 31, 2011.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our principal sources of funds are our operating cash flows, borrowings under our $340 Million Senior Secured Revolving Credit Facility and our $30 Million Revolving Credit Facility with our Sponsor and equity contributions by our unitholders. Our liquidity requirements relate to servicing our debt and funding capital expenditures and working capital. We frequently monitor our capital needs by projecting our upcoming income, expenses and debt obligations, and seek to maintain adequate cash reserves to compensate for any budget overruns. Our short-term liquidity requirements relate to funding working capital, including vessel operating expenses and payments under our management agreements. Our long-term liquidity requirements relate to funding capital expenditures, including the acquisition of additional vessels and the repayment of our long-term debt.

In addition to paying distributions to our unitholders, our other liquidity requirements relate to servicing our debt, funding potential investments (including the equity portion of investments in the Optional Vessels or other third party acquisitions), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. Because we distribute all of our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures. Cash and cash equivalents are held primarily in U.S. dollars. We have not made use of derivative instruments since July 2012, when all of our swaps matured.

As of December 31, 2013, we had cash of $27.7 million (including cash minimum liquidity requirements imposed by our lenders) which increased by $20.9 million, or 308.6%, compared to $6.8 million, as of December 31, 2012, primarily due to the $16.3 million increase in cash generated from operating activities on a year to year basis and working capital advances provided by our Sponsor and our lenders during 2013 of approximately $11.5 million.

On November 18, 2013, we completed our IPO of 8,250,000 common units at $18.00 per unit and raised gross proceeds of approximately $148.5 million. The net proceeds of this offering, including the underwriting discount and offering costs of $2.7 million, were approximately $136.9 million.

On November 14, 2013, we entered into our 2013 Senior Secured Revolving Credit Facility. See “Description of Other Indebtedness.” At the IPO closing date, a portion of the borrowings of $214.1 million under this facility, together with a portion of the proceeds of IPO, were used to fully repay the then outstanding total indebtedness of $346.1 million.

On June 11, 2014, we completed our underwritten public offering of 4,800,000 common units at $22.79 common per unit, and on June 18, 2014, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same public offering price. The proceeds of the offering were used to finance a portion of the purchase price of the Arctic Aurora.

On June 19, 2014, we entered into a $340.0 Million Senior Secured Revolving Credit Facility with an affiliate of Credit Suisse Securities (USA) LLC, or Credit Suisse, to refinance all of our outstanding indebtedness at that time and to fund a portion of the purchase price for the Arctic Aurora and the related charter. This facility is secured by a first priority or preferred cross-collateralized mortgage on each of the Clean Force, OB River, Clean Energy and Arctic Aurora, a specific assignment of the existing charters and a first assignment of earnings and insurances in relation to the vessels. The facility bears interest at LIBOR plus a margin and is payable in 28 consecutive equal quarterly payments of $5.0 million each beginning on June 30, 2014 and a balloon payment of $200.0 million at maturity in March 2021. Please see “Description of Other Indebtedness.”

As of December 31, 2013, we had $219.6 million of indebtedness outstanding under our credit agreements and $72.5 million of available borrowing capacity under our 2013 Senior Secured Revolving Credit Facility and our $30 million revolving credit facility with our Sponsor. As of June 30, 2014, following our repayment of $5.5 million under our $30 million Revolving Credit Facility with our Sponsor, the full repayment of our 2013 Senior Secured Revolving Credit Facility and the entering into a $340.0 Million Senior Secured Revolving Credit Facility, we had $335.0 million of indebtedness outstanding under our credit agreements and $30.0 million available borrowing capacity under our Sponsor loan. As of June 30, 2014 and December 31, 2013, we were in compliance with all the financial and liquidity covenants contained in our $340.0 Million Senior Secured Revolving Credit Facility and our 2013 Senior Secured Revolving Credit Facility, which are described under the heading “—Our Borrowing Activities.”

We may exercise our options under the Omnibus Agreements to purchase the Optional Vessels at any time during the 24 months following their delivery. To the extent we exercise any of these options, we will incur additional payment obligations. As of the date of this prospectus, we have not secured any other financing in connection with the potential acquisition of the Optional Vessels since it is uncertain if and when such purchase options will be exercised.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. Our working capital deficit was $7.3 million as of December 31, 2013, compared to a working capital deficit of $389.5 million as of December 31, 2012. Absent our intention to repay the $5.5 million indebtedness towards our Sponsor as of December 31, 2013, our working capital would result in a deficit of $1.8 million. The deficit decrease is mainly due to the repayment of all bank debt outstanding at the IPO closing date which, subject to violations with certain financial covenants and minimum liquidity requirements contained in our loan agreements as of December 31, 2012, was otherwise classified as current, and our commitment under our 2013 Senior Secured Revolving Credit Facility which did not call for any payments prior to June 30, 2016.

Based on our fixed-rate charters, we anticipate that we will internally generate sufficient cash from operations to fund the operations of our Fleet, including the normal working capital requirements, and make at least the minimum quarterly distribution in accordance with our Partnership Agreement.

Estimated Maintenance and Replacement Capital Expenditures

Our Partnership Agreement requires our Board of Directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures, such as dry-docking and vessel replacement. Because of the substantial capital expenditures we are required to make to maintain our Fleet, our initial annual estimated maintenance and replacement capital expenditures for purposes of estimating maintenance and replacement capital expenditures will be $12.0 million per year, which is composed of $2.8 million for dry-docking and $9.2 million, including financing costs, for replacing our vessels at the end of their useful lives. The $9.2 million for future vessel replacement is based on assumptions and estimates regarding the remaining useful lives of our vessels, a long term net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions and residual value of the vessels at the end of their useful lives based on current steel prices. The actual cost of replacing the vessels in our Fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. Our Board of Directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase the amount of estimated maintenance and replacement capital expenditures. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012
	(in thousands of U.S. dollars)
Net cash provided by operating activities	$44,204	$27,902
Net cash provided by (used in) investing activities	—	—
Net cash used in financing activities	(38,527)	(27,902)
Cash and cash equivalents at beginning of year	—	—

Cash and cash equivalents at end of year	$5,677	$—

Net Cash Provided by Operating Activities. Net cash flows provided by operating activities increased by $16.3 million, or 58.4%, to $44.2 million for the year ended December 31, 2013, compared to $27.9 million for the year ended December 31, 2012. The increase is primarily attributable to the significantly reduced settlements that we performed during the year ended December 31, 2013 towards our Manager, the increase in cash generated from charter revenues and the lack of dry dock related expenditures, counterbalanced by the increase in settlements towards our suppliers of approximately $7.0 million.

Net Cash Provided by (Used in) Investing Activities. Net cash used in investing activities was nil in the years ended December 31, 2013 and December 31, 2012.

Net Cash Used in Financing Activities. Net cash used in financing activities was $38.5 million for the year ended December 31, 2013, consisting mainly of debt repayment of $380.7 million, increase in restricted cash by $15.2 million and payment of $1.0 million in financing costs in relation with our 2013 Senior Secured Revolving Credit Facility, which were offset by the $214.1 million proceeds from such facility, the $138.8 million net cash proceeds from the IPO we completed in November 2013 and the $5.5 million outstanding under our $30 million revolving facility with our Sponsor. Net cash used in financing activities was $27.9 million for the year ended December 31, 2012, consisting mainly of debt repayment of $124.9 million, payment of $116.6 million in outstanding principal in connection with the unsecured loan given to us by a corporation controlled by the Prokopiou Family in previous years, payment of $2 million in financing costs and an increase of $4.5 million in restricted cash, which were offset by the proceeds from the refinancing of Ob River and Clean Energy of $220 million.

Distributions

On February 14, 2014, we paid a partial cash distribution for the fourth quarter of 2013 of $5.2 million or $0.1746 per unit, prorated from the IPO closing date through December 31, 2013 to all unitholders on record as of February 10, 2014, based on the Board of Directors’ decision made on January 31, 2014. This distribution corresponds to a quarterly distribution of $0.365 per outstanding unit, or $1.46 per outstanding unit on an annualized basis. In the future, the declaration and payment of distributions, if any, will always be subject to the discretion of our Board of Directors.

On May 12, 2014, we paid a cash distribution for the first quarter of 2014 of $0.365 per unit to all unitholders of record as of May 5, 2014.

On July 22, 2014, we declared a cash distribution for the second quarter of 2014 of $0.365 per unit payable on or about August 12, 2014 to all unitholders of record as of August 5, 2014.

Our Borrowing Activities

For a description of our credit facilities, please see “Description of Other Indebtedness.”

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations

The following table sets forth our contractual obligations and their maturity dates as of June 30, 2014:

	Payments due by period
Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands of Dollars)
Long Term Debt	$335,000	$20,000	$40,000	$40,000	$235,000
Interest on long term debt(1)	58,895	10,574	19,238	16,628	12,455
Management Fees & commissions payable to the Manager(2)	34,951	5,236	10,793	9,538	9,384
Executive Services fee(3)	3,217	734	1,469	1,014	—

Total	$432,063	$36,544	$71,500	$67,180	$256,839

(1)	Our long-term bank debt outstanding as of June 30, 2014 bears variable interest at a margin over LIBOR. The calculation of interest payments has been made assuming interest rates based on the 3-month period LIBOR, the LIBOR specific to our facility as of June 30, 2014 and our applicable margin rate.
(2)	On December 21, 2012, we entered into new management agreements with the Manager effective from January 1, 2013 with an eight year term pursuant to which we agreed to pay a management fee of $2,500 per day with an annual increase of 3%, subject to further annual increases to reflect material unforeseen costs increases of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our conflicts committee. The Management Agreements also provide for commissions of 1.25% of charter-hire revenues arranged by the Manager. The agreements will terminate automatically after a change of control of the applicable shipping subsidiary and/or of the owner’s ultimate parent, in which case an amount equal to fees of at the least 36 months and not more than 60 months, will become payable to the Manager.
(3)	On March 21, 2014, we entered into the Executive Services Agreement with our Manager, with retroactive effect to the date of the closing of our IPO, pursuant to which our Manager provides us with the services of our executive officers, who report directly to our Board of Directors. Under the Executive Services Agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments. The agreement has an initial term of five years and will automatically be renewed for successive five year terms unless terminated earlier. The calculation of the contractual services fee set forth in the table above assumes an exchange rate of €1.000 to $1.3652, the EURO/USD exchange rate as of June 30, 2014 and does not include any incentive compensation which our Board of Directors may agree to pay.

Capital Commitments

Possible Acquisitions of Other Vessels

We have the right to purchase the Optional Vessels from our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement within 24 months of their delivery to our Sponsor. We also have the right, but not the obligation, to purchase from our Sponsor any LNG carriers acquired or placed under contracts with an initial term of four or more years, for so long as the Omnibus Agreement is in full force and effect.

Subject to the terms of our loan agreements, we could elect to fund any future acquisitions with equity or debt or cash on hand or a combination of these forms of consideration. Any debt incurred for this purpose could make us more leveraged and subject us to additional operational or financial covenants.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including foreign currency fluctuations, changes in interest rates and credit risk. Our policy is to hedge our exposure to these risks where possible, within boundaries deemed appropriate by management. We accomplish this by entering into appropriate derivative instruments and contracts to maintain the desired level of risk exposure.

Our activities expose us primarily to the financial risks of changes in foreign currency exchange rates and interest rates as described below.

Interest Rate Risk

The international shipping industry is capital intensive, requiring significant amounts of investment provided in the form of long-term debt. Our debt usually contains floating interest rates that fluctuate with changes in the financial markets and in particular changes in LIBOR. Increasing interest rates could increase our interest expense and adversely impact our future earnings. In the past we have managed this risk by entering into interest rate swap agreements in which we exchanged fixed and variable interest rates based on agreed upon notional amounts. We have used such derivative financial instruments as risk management tools and not for speculative or trading purposes. In addition, the counterparties to our derivative financial instruments have been major financial institutions, which helped us to manage our exposure to nonperformance of our counterparties under our debt agreements. We expect our sensitivity to interest rate changes to increase in the future since all of our interest rate swaps matured during 2012. As of December 31, 2013, our net effective exposure to floating interest rate fluctuations on our outstanding debt was $214.1 million since there was no interest rate swap effective as of that date.

Our interest expense is affected by changes in the general level of interest rates, particularly LIBOR. As an indication of the extent of our sensitivity to interest rate changes, an increase in LIBOR of 1% would have decreased our net income and cash flows during the year ended December 31, 2013 by approximately $3.5 million based upon our debt level during 2013. We expect our sensitivity to interest rate changes to increase in the future if we enter into additional debt agreements in connection with our potential acquisition of the Optional Vessels.

Inflation and Cost Increases

Although inflation has had a moderate impact on operating expenses, interest costs, dry-docking expenses and overhead, we do not expect inflation to have a significant impact on direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs. It is anticipated that insurance costs, which have increased over the last three years, will continue to rise over the next few years and rates may exceed the general level of inflation. LNG transportation is a specialized area and the number of vessels has increased rapidly. Therefore, there has been an increased demand for qualified crews, which has, and may continue to, put inflationary pressure on crew costs.

Foreign Currency Exchange Risk

We generate all of our revenue in U.S. dollars, and the majority of our expenses are denominated in U.S. dollars. However, a portion of our ship operating, voyage and the majority of our dry-docking related expenses, primarily ship repairs and spares, consumable stores, port expenses and the majority of our administrative expenses, are denominated in currencies other than the U.S. dollar. For the year ended December 31, 2013, we incurred approximately 14.0% of our operating expenses and the majority of our general and administrative expenses in currencies other than the U.S. dollar as compared to 24.7% for the year ended December 31, 2012, including dry dock expenses. For accounting purposes, expenses incurred in currencies other than the U.S. dollar are converted into U.S. dollars at the exchange rate prevailing on the date of each transaction. Because a significant portion of our expenses are incurred in currencies other than the U.S. dollar, our expenses may from time to time increase relative to our revenues as a result of fluctuations in exchange rates, which could affect the amount of net income that we report in future periods. As of December 31, 2013 and 2012, the net effect of a 1% adverse movement in U.S. dollar exchange rates would not have a material effect on our net income.

We do not currently hedge movements in currency exchange rates, but our management monitors exchange rate fluctuations on a continuous basis. We may seek to hedge this currency fluctuation risk in the future.

Concentration of Credit Risk

The market for our services is the seaborne transportation of LNG, and the charterers consist primarily of major gas companies, oil and gas traders and independent and government-owned gas producers. For the years ended December 31, 2013 and 2012, two and three charterers, respectively, accounted for all of our revenues:

Charterer	2013	2012
BG Group	61%	58%
Gazprom	39%	16%
Qatar Gas	—	26%

Total	100%	100%

Ongoing credit evaluations of our charterers are performed and we generally do not require collateral in our business agreements. Typically, under our time charters, the customer pays for the month’s charter the first day of each month, which reduces our level of credit risk. Provisions for potential credit losses are maintained when necessary.

We have bank deposits that expose us to credit risk arising from possible default by the counterparty. We manage the risk by using credit-worthy financial institutions.

Lack of Historical Operating Data for Vessels Before Their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we will not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common units in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset. Although vessels are generally acquired free of charter, we may acquire vessels with existing time charters. In June 2014, we purchased from our Sponsor only the Arctic Aurora and the related time charter with Statoil. All of the other assets and liabilities relating to the Sponsor entity that owns the Arctic Aurora remained with our Sponsor and did not form part of the purchase price.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	acquisition and disposition of vessels;

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	on board safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of vessels, which is provided to us pursuant to the Management Agreements with our Manager, requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and charterers.

The principal factors that may affect our profitability, cash flows and unitholders’ return on investment include:

•	rates and periods of charter hire;

•	levels of vessel operating expenses;

•	depreciation expenses

•	financing costs; and

•	fluctuations in foreign exchange rates.

THE INTERNATIONAL LIQUEFIED NATURAL GAS (LNG) SHIPPING INDUSTRY

All the information and data presented in this section, including the analysis of the various sectors of the international liquefied natural gas (LNG) shipping industry has been provided by Drewry Consultants, Ltd., or Drewry, an independent consulting and research company. Drewry has advised that the statistical and graphical information contained herein is drawn from its database and other sources. In connection therewith, Drewry has advised that: (a) certain information in Drewry’s database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in Drewry’s database; (c) while Drewry has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

Overview of Natural Gas Market

Natural gas is one of the key sources of global energy, the others including oil, coal and nuclear power. In the last three decades, demand for natural gas has grown faster than the demand for any other fossil fuel, and it is the only fossil fuel for which the International Energy Agency (IEA) expects demand to grow in the future. Since the early 1970s, natural gas’ share of total global primary energy consumption has risen from 18% in 1970 to a provisional 25% in 2013.

Natural Gas Share of Primary Energy Consumption: 1970-2013

(%—Based On Million Tonnes Oil Equivalent)

(1)	Provisional assessment

Source: Industry sources, Drewry

Natural gas has a number of advantages that will make it a competitive source of energy in the future. Apart from plentiful supplies, which will help to keep gas prices competitive, it is the fossil fuel least affected by policies to curb greenhouse gas emissions because it is the lowest carbon-intensive fossil fuel. In recent years, consumption of natural gas has risen steadily due to global economic growth and increasing energy demand, consumers’ desires to diversify energy sources, market deregulation, competitive pricing and recognition that natural gas is a cleaner energy source as compared to coal and oil. Carbon dioxide emissions and other pollutants from gas are half the level produced from coal when used in power generation.

Natural gas is used principally in power generation (electricity) and for heating. It is an abundant energy source, with worldwide reserves estimated at 208 trillion cubic metres, which is enough for 250 years of supply at current rates of consumption. Over the past decade, global LNG demand has risen over 2.5% per annum, with growth of over 6% per annum in the Middle East, Africa and Asia-Pacific.

In the last decade a large part of the growth in natural gas consumption has been accounted for by countries, in Asia and the Middle East, where gas consumption more than doubled between 2000 and 2012.

World Natural Gas Consumption: 1970-2012

(Million Tons Oil Equivalent)

Source: Industry sources, Drewry

The IEA has reported that global reserves of natural gas are large enough to accommodate rapid expansion of gas demand for several decades. Gas reserves and production are widely geographically spread and the geographical disparity between areas of production and areas of consumption has been the principal stimulus of international trade in gas.

World Natural Gas Production: 1970-2012

(Million Tons Oil Equivalent)

Source: Industry sources, Drewry

Gas production in North America has increased due to the emergence of shale gas reserves and new techniques to access and extract these reserves. U.S. domestic gas production now exceeds domestic gas consumption for a large part of the year which may reduce future gas import rates. Additionally, rising U.S. domestic production may drive down domestic gas prices and raise the likelihood of U.S. gas exports.

As a result of these developments the North American gas market is moving in a different cycle from the rest of the world and has larger price differentials than other markets (see the chart below). Regional price differentials create the opportunity for arbitrage and also act as a catalyst for the construction of new productive capacity. Given these conditions, interest in exporting LNG from the U.S. has grown and a number of new liquefaction plants are now planned.

Natural Gas Prices: 2005-2014

(U.S.$ per Mbtu)

Source: Drewry

The LNG Market

To turn natural gas into a liquefied form, natural gas must be super cooled to a temperature of approximately minus 260 degrees Fahrenheit. This process reduces the gas to approximately 1/600th of its original volume in a gaseous state. Reducing the volume enables economical storage and transportation by ship over long distances. LNG is transported by sea in specially built tanks on double-hulled ships to a receiving terminal, where it is unloaded and stored in heavily insulated tanks. Next, in regasification facilities at the receiving terminal, the LNG is returned to its gaseous state, or regasified, to be shipped by pipeline for distribution to natural gas customers.

LNG Supply

In February 2014 world LNG production capacity was approximately 300 million tons per annum, and a further 121 million tons of capacity was under construction. In addition, there are a number of planned developments, which, if they all came to fruition, would more than double global world LNG productive capacity.

LNG Supply Chain

During 2011 and 2012 considerable investments were made in LNG productive capacity, and further expansion plans were announced in 2013. Approximately 121 million tons of new LNG productive capacity was under construction in February 2014. In addition, firm plans have been announced for another 192 million tons of new LNG production capacity. There are also another 261 million tons of potential LNG productive capacity for which no confirmed plans exist.

World LNG Production Capacity—February 2014

(Million Tons Per Annum)

Source: Drewry

We expect that LNG production capacity will grow due to the number of new production facilities which are now under construction and due on stream in the next few years. As spare shipping capacity among the existing LNG fleet is limited, we expect that there will be additional demand for LNG carriers. Generally, every additional one million tons of LNG productive capacity creates demand for up to two LNG carriers in the 150,000 cbm size range.

In the last decade, more countries have entered the LNG exportation market. In 2013, there were 20 producers and exporters of LNG compared with just 12 in 2002. As a result, world trade in LNG has risen from 109 million tons in 2002 to 237 million tons in 2013.

LNG Exports: 2002-2013

(Million Tons)

Source: Drewry

Historically, LNG exporters were located in just three regions: Algeria and Libya in North Africa, Indonesia, Malaysia, Brunei and Australia in Southeast Asia/Australasia, and Abu Dhabi and Qatar in the Middle East (excluding smaller scale LNG exports from Alaska). However, the entry of Trinidad & Tobago, Nigeria and Norway has added a significant regional diversification to LNG exports. Equally, the addition of Oman as an exporter and the rapid expansion of Qatari production have also positioned the Middle East as an increasingly significant player in the global LNG business. Qatar is now the world’s largest producer and exporter of LNG, accounting for close to one-third of all trade in LNG.

Currently, U.S. LNG exports are confined to an established plant in Alaska. In time, it is expected that the U.S. will also export LNG from the Sabine Pass project in the U.S. Gulf of Mexico, which has received U.S. regulatory approval. Initial shipments from the first phase of this 12.2 cbm plant are planned to commence in 2015/2016, which we believe will create demand for 10-12 LNG carriers with capacity of at least 150,000 cbm. A second phase is also planned which will add a similar level of productive capacity. If and when the second phase of the Sabine Pass project is completed, we believe that it could create demand for additional 10-12 LNG carriers with capacity of at least 150,000 cbm.

Currently, the main obstacle preventing regulatory permission of these plans is the absence of free trade agreements with potential importers. Elsewhere there are a number of other LNG projects under discussion, including further development of new facilities in Australia and Russia, both of which have the potential to add large export volumes. In Russia, several sources of such volumes are located in Arctic ice bound areas where ice classed vessels would be required.

LNG Demand

In tandem with the growth in the number of LNG suppliers there has been a corresponding increase in the number of importers. In 2000 there were just 10 countries importing LNG, but by early 2013 this number had increased to 27.

LNG imports by country between 2002 and 2013 are shown in the table below. Despite diversification in the number of importers, Japan, and to a lesser extent South Korea, provide the backbone of LNG trades, collectively accounting for 54% of total LNG imports. Elsewhere, there has been strong growth in European imports, as LNG has provided a source of gas supplies during periods of high winter demand.

LNG Imports by Country 2002-2013

(Million Tons)

Importer	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	2012	2013
Argentina							0.3	0.7	1.3	3.2	3.4	5.2
Belgium	2.4	2.3	2.1	2.2	3.1	2.3	2.1	4.8	4.7	4.8	3.3	3.3
Brazil								0.3	2.0	0.8	2.5	4.1
Canada								0.7	1.5	2.4	1.3	0.6
Chile								0.5	2.2	2.8	3.0	3.0
China					0.7	2.8	3.2	5.6	9.3	12.1	14.6	18.0
Dom. Rep.		0.2	0.1	0.2	0.2	0.3	0.3	0.4	0.6	0.7	0.9	1.0
France	8.4	7.2	5.6	9.4	10.1	9.5	9.2	9.5	10.2	10.6	7.5	5.7
Greece	0.4	0.4	0.4	0.3	0.4	0.6	0.7	0.5	0.9	0.9	0.7	0.4
India			1.9	4.4	5.8	7.3	7.9	9.2	8.9	12.5	15.0	10.9
Italy	4.2	4.0	4.3	1.8	2.3	1.8	1.1	2.1	6.6	6.4	5.2	2.4
Japan	53.1	58.2	56.2	55.7	59.8	64.8	67.3	62.7	68.2	78.1	88.0	87.6
Kuwait								0.7	2.0	2.3	2.0	2.0
Mexico					0.7	1.6	2.6	2.6	4.2	3.0	3.5	5.5
Netherlands										0.6	0.6	0.7
Portugal	0.3	0.6	1.0	1.2	1.4	1.7	1.9	2.1	2.2	2.2	1.5	1.3
Puerto Rico	0.5	0.5	0.5	0.5	0.5	0.5	0.6	0.6	0.6	0.5	1.0	0.9
South Korea	17.5	19.1	21.8	22.2	24.9	25.1	26.7	25.1	32.4	36.0	36.3	40.1
Spain	9.0	11.0	12.8	16.0	17.8	17.7	21.0	19.7	20.1	17.6	15.1	12.0
Taiwan	5.1	5.5	6.7	7.0	7.4	8.0	8.8	8.6	10.9	11.9	12.3	15.8
Thailand										0.7	1.0	1.2
Turkey	3.9	3.6	3.1	3.6	4.2	4.4	3.9	4.2	5.8	4.5	5.7	4.0
UAE									0.1	1.0	1.0	1.0
UK				0.4	2.6	1.1	0.8	7.5	13.6	18.5	10.0	7.5
USA	4.7	10.5	13.5	13.0	12.1	15.9	7.3	9.3	8.9	7.3	3.6	1.9
World Total	109.3	123.3	129.9	137.8	154.1	165.3	165.6	177.2	217.3	241.5	239.0	236.2

Source: Drewry

Chinese imports of LNG commenced in 2006 and have risen rapidly. The Chinese government has a stated target to double the share of gas in total Chinese energy demand by 2015. To support this objective imports of LNG have risen from less than 1 million tons in 2006 to 18.0 million tons in 2013.

Further expansion of regasification and terminal import infrastructure which is now underway will support the continued growth in Chinese LNG imports. China is not dissimilar from the U.S. in that it has large deposits of shale gas, but geological structures in China are far more complicated. Additionally, China lacks the infrastructure to support the rapid development of domestic gas supplies. As such, this will create an opportunity for imported LNG. Monthly trends in LNG imports among Asian importers between January 2000 and January 2014 are shown in the chart below.

Asian LNG Imports: 2000-2014

(tonnes)

Source: Drewry

In Europe the market is dominated by three large importers—Spain, the United Kingdom and France.

International Trade in Natural Gas

Generally, a pipeline is the most economical way of transporting natural gas from a producer to a consumer, provided that the pipeline is not too distant from the natural gas reserves. However, for some areas, such as the Far East, the lack of an adequate pipeline infrastructure means that natural gas must be turned into a liquefied form (LNG), as this is the only economical and feasible way it can be transported over long distances. Additionally, sea transportation of LNG is a more flexible solution than pipeline as it can accommodate required changes in trade patterns that are economically or politically driven.

International trade in natural gas more than doubled between 2000 and 2013. During this period, LNG trade increased by 133%. As a result, LNG captured a growing share of international gas trade, with key drivers of this growth being the diversification of consumers, flexibility among producers, cost efficient transport and access to competitively priced gas.

Source: Drewry

LNG Shipping Routes

Although the number of LNG shipping routes has increased in recent years due to growth in the number of LNG suppliers and consumers, demand for shipping services remains heavily focused on a number of key trade routes. In 2014, the principal trade routes for LNG shipping include: the South Pacific (Indonesia, Malaysia, Australia and Brunei) and the Middle East (Qatar, Oman and the UAE) to the North Pacific (Japan, South Korea, Taiwan and increasingly China), North Africa and Nigeria to Europe and the U.S., and Trinidad to the U.S., South America and Europe.

One important result of the geographical shifts in LNG production and consumption is that demand for shipping services, expressed in terms of ton miles, has grown much faster that the underlying increase in LNG trade. Ton miles are derived by multiplying the volume of cargo by the distance between the load and discharge port on each voyage.

LNG Seaborne Trade 2003-2013

Source: Drewry

Between 2003 and 2013, total demand for LNG shipping services, expressed in terms of ton miles, increased by 238%. As result of geographical shifts in the pattern of trade and growth in longer haul movements, average voyage distances also increased from just over 3,000 miles in 2000 to 5,500 miles in 2013.

LNG Trades Requiring Ice Class Tonnage

Ice Class Vessel Classifications

Ice class is assigned where a ship is strengthened to navigate in specific ice conditions. Ice class vessels are governed by different ice class rules and regulations depending on their area of operations.

Baltic Sea

•	Bay and Gulf of Bothnia, Gulf of Finland—Finnish-Swedish Ice Class Rules (FSICR)

•	Gulf of Finland (Russia territorial waters)—Russian Maritime Register (RMR) Ice Class Rules

Arctic Ocean

•	Barents, Kara, Laptev, East Siberian and Chukchi Seas—Russian Maritime Register (RMR) Ice Class Rules

•	Beaufort Sea, Baffin Bay, etc—Canadian Arctic Shipping Pollution Prevention Rules (CASPPR)

•	RMR Ice Class Rules

There are also ice class rules and regulations for commercial ship operations on inland lakes, mainly the Great Lakes/St. Lawrence Seaway.

In the context of current commercial newbuilding orders, the FSICR have become the de facto standard for new tonnage. Four ice classes are defined in the FSICR, which determines the corresponding fairway dues (fees)

and icebreaker escort maritime authority requirements for commercial vessels traversing the Gulf of Bothnia and the Gulf of Finland. The FSICR fairway due ice classes along with the design notional level thicknesses, in order of strength from high to low, are:

Class	Standard
1A Super (1AS)	Design notional level ice thickness of 1.0m. For extreme harsh ice conditions.
1A	Design notional level ice thickness of 0.8m. For harsh ice conditions.
1B	Design notional level ice thickness of 0.6m. For medium ice conditions.
1C	Design notional level ice thickness of 0.4m. For mild ice conditions.

The FSICR and the system of ice navigation operated during the winter months in the Northern Baltic are the most well developed criteria and standards for ice navigation. The system of ice navigation comprises three fundamental elements:

•	Ice class merchant vessels (compliant with the FSICR for navigation in the Northern Baltic);

•	Fairway navigation channels; and

•	Ice breaker assistance.

Year-round navigation and continuity of trade using the above three fundamental elements was first introduced in the northern Baltic sea areas during the 1960s, and the current FSICR Rule set, as well as the system of ice navigation, has evolved over the years to its current formulation.

Requirement for Ice Class Tonnage

The FSICR include technical requirements for hull and machinery scantlings as well as for the minimum propulsion power of ships. The hull of ice class vessels and the main propulsion machinery must be safe. The vessel must have sufficient power for safe operation in ice-covered waters. During the vessels’ normal operations, they encounter various ice interaction loadings, which calls for strengthened hull structures.

In addition to class rules, ships have to fulfill requirements set by maritime authorities in various jurisdictions. For example, the Russian marine operations headquarters accept ships with ice-strengthening according to or at least the equivalent of FSICR 1B to operate in the Northern Sea Route, if they fulfill additional requirements on crewing and icebreaker assistance.

Ice Class LNG Fleet

The number of ships in the international LNG fleet with an ice class standard is very low. As of February 2014, there were only six LNG carriers with Ice Class 1A standard in operation and a further four vessels with Ice Class 1A on order. Currently, the only company other than us that has experience with and performed Northern Sea Route transits with LNG carriers is our Manager, Dynagas Ltd.

Northern Sea Route

Currently there are two major cargo flows that dominate the Northern Sea Route: oil and gas exports and the export of minerals. in particular coal and ore. The demand for shipping these commodities in the region has been increasing in recent years, driven by several key factors:

•	decreased level of sea ice has lengthened the summer shipping season in the Arctic and is making some areas more navigable;

•	increase in mineral resource development in the Arctic;

•	commodity demand growth in Asia and high commodity prices;

•	technological developments which have made Northern Sea Route a more feasible shipping route than in the past; and

•	chronic political problems in the Middle East, piracy in North Africa and non-transparent commercial disputes over the Suez in Egypt.

These factors have made the Northern Sea Route a promising alternative.

Northern Sea Route

Source: Drewry

As a result, the Northern Sea Route has significant exponential growth in trade volumes between 2010 and 2012. The table below illustrates this development. The year 2012 set a record both in the number of vessels and in the amount of cargoes registered on this route.

Northern Sea Route—Seaborne Traffic

	2010	2011	2012
Number of Vessels	4	34	46
Total Cargo Volume (tons)	111,000	820,789	1,261,545
Dry Bulk Volume (tons)	N/A	108,344	322,956
Dry Bulk Share %	N/A	13.2	25.6

Source: Drewry, Centre for High North Logistics

Currently, the most suitable LNG terminal for loading LNG for transport to the Far East is located in Northern Norway. The Northern Sea Route to Japan is shorter than traditional shipping routes generally sailing through the Suez Canal. The Northern Sea Route allows ships to save on time, fuel, and environmental emissions. In Northern Russia, located within the Northern Sea Route, there are large gas reserves that are being planned for LNG exports.

In general, ships below 1A ice class will not be allowed to trade on the Northern Sea Route. This affords an advantage to those owners with ice class tonnage. Furthermore, owners/operators with experience of operating in ice conditions will have an advantage over the traditional spot operators who make occasional forays into the region during the winter months.

The LNG Fleet

LNG carriers are specialist vessels designed to transport LNG between liquefaction facilities and import terminals. They are double-hulled vessels with a sophisticated containment system that holds and insulates LNG to maintain it in liquid form. Any LNG that evaporates during the voyage and converts to natural gas (normally referred to as boil-off) can be used as fuel to help propel the ship.

Among the existing fleet there are several different types of containment systems used on LNG carriers, but the two most popular systems are:

•	The Moss Rosenberg spherical system, which was designed in the 1970s and is used by a large portion of the existing LNG fleet. In this system, multiple self-supporting, spherical tanks are built independent of the carrier and arranged inside its hull.

•	The Gaz Transport membrane system, which is built inside the carrier and consists of insulation between thin primary and secondary barriers. The membrane is designed to accommodate thermal expansion and contraction without overstressing the membrane.

However, it is the case that most new vessels are being built with membrane systems such as the Gaz Transport system. This trend is primarily a result of lower Suez Canal fees and related costs associated with passage through the canal (which is required for many long-haul trade routes) for carriers with membrane systems. In addition, membrane system ships tend to operate more efficiently since the spheres on the Moss Rosenberg systems create more wind resistance. Generally, membrane ships achieve better speed consumption due to improved hull utilization, reduced cool down time and better terminal capacity.

The cargo capacity of an LNG carrier is measured in cubic meters (cbm). As of February 2014, the worldwide fleet totaled 368 ships with a combined capacity of 55.0 million cbm. The breakdown of the fleet by vessel size is shown below.

The LNG Fleet by Vessel Size: February 2014

Size	No.	000 Cbm
18-49,999 cbm	7	154
50-74,999 cbm	4	276
75-119,999 cbm	10	881
120-144,999 cbm	221	30,592
145-199,999 cbm	82	13,016
200-219,999 cbm	30	6,391
220,000+cbm	14	3,715

Total	368	55,025

Source: Drewry

Within the current fleet there are only 6 vessels with ice class certification, making these ships a niche part of the market.

The age profile of the existing fleet as of February 2014 is shown below. The average age of all LNG carriers in service is 11.6 years, with fleet age generally increasing as ship size decreases.

LNG Fleet Age Profile: February 2014

Source: Drewry

Due to high quality construction and in most cases high quality maintenance, LNG carriers tend to have longer trading lives than oil tankers; it is not unusual to see ships older than 35 years still in service. However, there is some anecdotal evidence to suggest that older ships may find it harder to find employment in the future. Ships built before 1990 will likely become candidates for replacement in the not too distant future.

LNG Shipping Arrangements

LNG carriers are usually chartered for a fixed period of time with the charter rate payable to the owner on a monthly basis. Shipping arrangements are normally based on charters of five years or more because:

•	LNG projects are expensive and typically involve an integrated chain of dedicated facilities. Accordingly, the overall success of an LNG project depends heavily on long-term planning and coordination of project activities, including marine transportation.

•	LNG carriers are expensive to build, and the cash-flow from long-term fixed-rate charters supports vessel financing.

Most end users of LNG are utility companies, power stations or petrochemical producers that depend on reliable and uninterrupted delivery of LNG. Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages (typically consisting of a single voyage) and time charters of four years or less have become a feature of the market in recent years. However, it should be noted that the LNG spot market is different from the tanker spot market. In the tanker market, the term “spot trade” refers to a single voyage, which is arranged at a short notice. In the LNG market, it relates to the transport of one or more cargoes, sometimes within a specified time period between one and six months, with a set-up time of possibly several months.

Newbuilding Prices

Similar to other types of vessels, newbuilding prices for LNG carriers rose steeply in the late 1980s and early 1990s, and then began to drift downwards in the mid-1990s and fall sharply in the late 1990s. At the beginning of 1992, the price of a 125,000 cbm ship from a Far East yard was reported to be approximately $270 million to $290 million, compared with a low of $120 million at the end of 1986. However, by early 2000 new orders were being struck at a new low of around $150 million.

After the lows of early 2000, prices crept above $165 million in the first half of 2001, but fell back to the $160 million to $165 million range in the second half of the year. Further pressure on newbuilding prices in general pushed typical prices closer to $160 million in 2002, and by 2003 prices fell to just above $150 million. However, a host of factors, including constrained shipbuilding capacity, currency movements and high steel prices led to an increase in prices in 2004 to around $180 million. Prices rose above $200 million in 2005 and renewed pressure on shipbuilding prices pushed prices close to $220 million in 2006.

LNG Carrier Newbuilding Prices: 2000-2014(1)

(End Period—U.S.$ Million)

(1)	Price for 160-173,000 cbm ship from 2009 to 2013, prior prices based on 125-155,000 cbm ship
(2)	End February 2014

Source: Drewry

Prices for larger sized LNG carriers of 210-220,000 cbm were around $215 million when first ordered in late 2004 and increased to $235 million in the summer of 2005.

Newbuilding prices reached an all-time high mark of $250 million around mid-2008, influenced by a number of factors, including the declining dollar exchange rate, increased availability of financing, high steel prices and tight shipbuilding capacity. However, newbuilding prices then fell in the wake of little new ordering, but leveled out in 2012. In 2013 prices firmed slightly, but they still remain below the last market peak.

LNG Safety

LNG shipping is generally safe relative to other forms of commercial marine transportation. In the past forty years, there have been no significant accidents or cargo spillages involving an LNG carrier, even though over 40,000 plus LNG voyages have been made during that time.

LNG is non-toxic and non-explosive in its liquid state. It only becomes explosive or inflammable when heated and vaporized, and then only when in a confined space within a narrow range of concentrations in the air (5% to 15%). The risks and hazards from an LNG spill vary depending on the size of the spill, environmental conditions and the site at which the spill occurs.

BUSINESS

We are a growth-oriented limited partnership focused on owning and operating LNG carriers. Our vessels are employed on multi-year time charters, which we define as charters of two years or more, with international energy companies such as BG Group, Gazprom and Statoil, providing us with the benefits of stable cash flows and high utilization rates. We intend to leverage the reputation, expertise, and relationships of our Sponsor and Dynagas Ltd., our Manager, in maintaining cost-efficient operations and providing reliable seaborne transportation services to our customers. In addition, we intend to make further vessel acquisitions from our Sponsor and from third parties. There is no guarantee that we will grow the size of our fleet or the per unit distributions that we intend to pay or that we will be able to make further vessel acquisitions from our Sponsor or third parties.

On October 29, 2013, we acquired from our Sponsor three LNG carriers, the Clean Energy, the Ob River and the Clean Force, which we refer to as our Initial Fleet, in exchange for 6,735,000 of our common units and all of our subordinated units.

On November 18, 2013, we completed our underwritten initial public offering of 8,250,000 common units, together with 4,250,000 common units offered by our Sponsor, at $18.00 per common unit, and in December 2013, the underwriters in the IPO exercised in full their option to purchase an additional 1,875,000 common units from our Sponsor. Our common units trade on the NASDAQ under the symbol “DLNG.”

In connection with the closing of our IPO, we entered into the following agreements: (i) an Omnibus Agreement with our Sponsor and our General Partner that provides us with the right to purchase six LNG carrier vessels from our Sponsor, which we refer to as the Optional Vessels, within 24 months of their delivery to our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement; (ii) a $30.0 million revolving credit facility with our Sponsor to be used for general partnership purposes; and (iii) the 2013 Senior Secured Revolving Credit Facility.

On June 11, 2014, we completed our underwritten public offering of 4,800,000 common units at $22.79 common per unit, and on June 18, 2014, the underwriters in the offering exercised their option to purchase an additional 720,000 common units at the same price. The proceeds of the offering were used to partially finance the purchase price of the Arctic Aurora.

On July 31, 2014, the Partnership’s Board of Directors approved management’s recommendation to increase the quarterly cash distribution by $0.025 (an annualized increase of $0.10 per unit to $1.56 per unit), which will become effective for our distribution with respect to the quarter ending September 30, 2014. This represents an increase in our cash distributions on an annualized basis of 6.8% from our minimum quarterly distribution of $1.46 per unit.

We believe that we will have the opportunity to grow our business by making additional acquisitions of LNG carriers from our Sponsor or from third parties.

The LNG carriers that comprise our Fleet have an average age of 5.5 years and are under time charters with an average remaining term of 6.0 years, as of August 6, 2014. Our Fleet is managed by our Manager, Dynagas Ltd., a company controlled by Mr. George Prokopiou. See “Certain Relationships and Related Party Transactions.”

Our Fleet

We currently own and operate a fleet of four LNG carriers, consisting of the three LNG carriers in our Initial Fleet, the Clean Energy, the Ob River and the Clean Force, and a 2013-built Ice Class LNG carrier that we acquired from our Sponsor in June 2014, the Arctic Aurora, which we refer to collectively as our “Fleet.” The vessels in our Fleet are employed under multi-year charters with BG Group, Gazprom and Statoil with an average remaining charter term of approximately 6.0 years, as of August 6, 2014. Of these vessels, the Clean Force, the Ob River and the Arctic Aurora have been assigned with Lloyds Register Ice Class notation 1A FS, or Ice Class, designation for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. According to Drewry Consultants Ltd., or Drewry, only six LNG carriers, representing 1.6% of the LNG vessels in the global LNG fleet, have an Ice Class designation or equivalent rating. Moreover, we are the only company in the world that is currently transiting the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, with LNG carriers. In addition, we believe that each of the vessels in our Fleet is optimally sized with a carrying capacity of approximately 150,000 cbm, which allows us to maximize operational flexibility as such medium-to-large size LNG vessels are compatible with most existing LNG terminals around the world. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater diversity in the trading routes available to our charterers.

We believe that the key characteristics of each of the vessels in our Initial Fleet include the following:

•	optimal sizing with a carrying capacity of between approximately 150,000 and 155,000 cbm (which is a medium- to large-size class of LNG carrier) that maximizes operational flexibility as such vessel is compatible with most existing LNG terminals around the world;

•	three of the four vessels in our Fleet are sister vessels, which are vessels built at the same shipyard, HHI, that share (i) a near-identical hull and superstructure layout, (ii) similar displacement, and (iii) roughly comparable features and equipment;

•	utilization of a membrane containment system that uses insulation built directly into the hull of the vessel with a membrane covering inside the tanks designed to maintain integrity and that uses the vessel’s hull to directly support the pressure of the LNG cargo, which we refer to as a “membrane containment system” (see “The International Liquefied Natural Gas (LNG) Shipping Industry—The LNG Fleet” for a description of the types of LNG containment systems); and

•	double-hull construction, based on the current LNG shipping industry standard.

According to Drewry, there are only 39 LNG carriers currently in operation, including the vessels in our Fleet, with a carrying capacity of between 149,000 and 155,000 cbm and a membrane containment system, representing 8.8% of the global LNG fleet and a total of 127 LNG carriers on order of which 5 are being constructed with these specifications.

The following table sets forth additional information about our Fleet as of August 6, 2014:

Vessel Name	Shipyard	Year Built	Capacity (cbm)	Ice Class	Flag State	Charterer	Charter Commencement Date	Earliest Charter Expiration	Latest Charter Expiration Including Non-Exercised Options
Clean Energy	HHI	2007	149,700	No	Marshall Islands	BG Group	February 2012	April 2017	August 2020(1)

Ob River	HHI	2007	149,700	Yes	Marshall Islands	Gazprom	September 2012	September 2017	May 2018(2)

Clean Force	HHI	2008	149,700	Yes	Marshall Islands	BG Group Gazprom	October 2010 Expected July 2015	June 2015 June 2028	July 2015(3) August 2028(4)

Arctic Aurora	HHI	2013	155,000	Yes	Marshall Islands	Statoil	August 2013	July 2018	Renewal Options(5)

*	As used in this prospectus, “HHI” refers to Hyundai Heavy Industries Co. Ltd., the shipyard where the ships in our Fleet are built.
(1)	BG Group has the option to extend the duration of the charter for an additional three-year term until August 2020 at an escalated daily rate, upon notice to us before January 2016.

(2)	Gazprom has the option to extend the duration of the charter until May 2018 on identical terms, upon notice to us before March 2017.
(3)	On January 2, 2013, BG Group exercised its option to extend the duration of the charter by an additional three-year term at an escalated daily rate, commencing on October 5, 2013.
(4)	In anticipation of entering a new contract, we agreed with BG Group, at no cost to us, to amend the expiration date of the existing charter, which changed the vessel redelivery date from the third quarter of 2016 to end of the second quarter of 2015 or beginning of the third quarter of 2015. On April 17, 2014, we entered into a new 13-year time-charter contract with Gazprom. The new Gazprom charter is expected to commence in July 2015 shortly after the early expiration of the current charter with BG Group at a rate in excess of the current time charter rate under the BG Group charter.
(5)	Statoil may renew its charter for consecutive additional one-year periods each year following the initial five year period.

The Optional Vessels

The Optional Vessels consist of six fully winterized newbuilding LNG carriers, three of which have been contracted to operate under multi-year charters with Gazprom and Cheniere. Each of the six newbuilds has or is expected to have upon their delivery the Ice Class designation, or its equivalent, for hull and machinery. Three of these vessels were delivered to our Sponsor in July 2013 and October 2013, one of these vessels was delivered to our Sponsor in June 2014, and the remaining three vessels are scheduled to be delivered to our Sponsor, as follows: one in 2014 and two in 2015. The two vessels delivered in 2013 are sister-vessels, each with a carrying capacity of 155,000 cbm, and the four other vessels, including the vessel that was delivered in June 2014, are sister-vessels, each with a carrying capacity of 162,000 cbm. In the event we acquire the Optional Vessels in the future, we believe the staggered delivery dates of these newbuilding LNG carriers will facilitate a smooth integration of the vessels into our Fleet, contributing to our annual fleet growth through 2017.

The Optional Vessels are compatible with a wide range of LNG terminals, providing charterers with the flexibility to trade the vessels worldwide. Each vessel is equipped with a membrane containment system. The compact and efficient utilization of the hull structure reduces the required principal dimensions of the vessel compared to earlier LNG designs and results in higher fuel efficiency and smaller quantities of LNG required for cooling down vessels’ tanks. In addition, the Optional Vessels will be equipped with a tri-fuel diesel electric propulsion system, which is expected to reduce both fuel costs and emissions.

The following table provides certain information about the Optional Vessels as of August 6, 2014.

Vessel Name / Hull Number	Shipyard	Delivery Date / Expected Delivery Date	Capacity Cbm	Ice Class	Sister Vessels	Charter Commencement	Charterer	Earliest Charter Expiration	Latest Charter Expiration
Yenisei River(1)	HHI	Q3-2013	155,000	Yes	B	Q3 2013	Gazprom	Q3 2018	Q3 2018
Lena River(1)	HHI	Q4-2013	155,000	Yes	B	Q4 2013	Gazprom	Q4 2018	Q4 2018
Clean Ocean(1)	HHI	Q2-2014	162,000	Yes	C	Q2 2015	Cheniere	Q2 2020	Q3 2022
Clean Planet	HHI	Q3-2014	162,000	Yes	C
Hull 2566	HHI	Q1-2015	162,000	Yes	C
Hull 2567	HHI	Q2-2015	162,000	Yes	C

(1)	In July 2013, our Sponsor took delivery of the Yenisei River , which was subsequently delivered to their charterers. In October 2013, our Sponsor took delivery of the Lena River, which was subsequently delivered to its charterer. In June 2014, our Sponsor took delivery of the Clean Ocean.
(2)	Statoil may renew its charter for consecutive additional one-year periods each year following the initial five year period.

Rights to Purchase Optional Vessels

We have the right to purchase the Optional Vessels from our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement. These purchase rights expire 24 months following the respective delivery of each Optional Vessel from the shipyard. If we are unable to agree with our

Sponsor on the purchase price of any of the Optional Vessels, the respective purchase price will be determined by an independent appraiser, such as an investment banking firm, broker or firm generally recognized in the shipping industry as qualified to perform the tasks for which such firm has been engaged, and we will have the right, but not the obligation, to purchase each vessel at such price. The independent appraiser will be mutually appointed by our Sponsor and a committee comprised of certain of our independent directors, or the conflicts committee. Please see “Certain Relationships and Related Party Transactions—Agreements Governing the Transactions—Omnibus Agreement—Rights to Purchase Optional Vessels” for information on how the purchase price is calculated.

The purchase price of the Optional Vessels, as finally determined by an independent appraiser, may be an amount that is greater than what we are able or willing to pay or we may be unwilling to proceed to purchase such vessel if such acquisition would not be in our best interests. We will not be obligated to purchase the Optional Vessels at the determined price, and, accordingly, we may not complete the purchase of such vessels, which may have an adverse effect on our expected plans for growth. In addition, our ability to purchase the Optional Vessels, should we exercise our right to purchase such vessels, is dependent on our ability to obtain additional financing to fund all or a portion of the acquisition costs of these vessels.

On June 23, 2014, we acquired the Arctic Aurora from our Sponsor, which vessel was an Optional Vessel. As of the date of this prospectus, we have not secured any financing in connection with the potential acquisition of the other Optional Vessels.

Our Sponsor has entered into loan agreements in connection with the six Optional Vessels. In the event we acquire the Optional Vessels in the future, we may enter into agreements with our Sponsor to novate these loan agreements to us. Any such novation would be subject to each respective lender’s consent. Please see “Risk Factors—Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the credit agreements secured by the Optional Vessels. If our Sponsor fails to perform its obligations under its loan agreements, our business and expected plans for growth may be materially affected.”

Our Relationship with Our Sponsor and Members of the Prokopiou Family

We believe that one of our principal strengths is our relationships with our Sponsor, our Manager and members of the Prokopiou Family, including Mr. George Prokopiou, the Chairman of our Board of Directors, and his daughters Elisavet Prokopiou, Johanna Prokopiou, Marina Kalliope Prokopiou and Maria Eleni Prokopiou, (who in addition to Mr. Prokopiou, own 100% of the interests in our Sponsor), which provide us access to their long-standing relationships with major energy companies and shipbuilders and their technical, commercial and managerial expertise. As of August 6, 2014, our Sponsor’s LNG carrier fleet consisted of three LNG carriers that were delivered in the third and fourth quarters of 2013 and the second quarter of 2014 and three newbuildings on order with expected deliveries in 2014 and 2015. While our Sponsor intends to utilize us as its primary growth vehicle to pursue the acquisition of LNG carriers employed on time charters of four or more years, we can provide no assurance that we will realize any benefits from our relationship with our Sponsor or the Prokopiou Family and there is no guarantee that their relationships with major energy companies and shipbuilders will continue. Our Sponsor, our Manager and other companies controlled by members of the Prokopiou Family are not prohibited from competing with us pursuant to the terms of the Omnibus Agreement that we have entered into with our Sponsor and our General Partner. Our General Partner, which is wholly-owned by our Sponsor, owns 100% of the 35,526 general partner units, representing a 0.1% general partner interest in us, or the General Partner Units, and 100% of the incentive distribution rights. Please see “—Summary of Conflicts of Interest and Fiduciary Duties” below and the section entitled “Conflicts of Interest and Fiduciary Duties” which appears later in this prospectus.

Positive Industry Fundamentals

We believe that the following factors collectively present positive industry fundamental prospects for us to execute our business plan and grow our business:

Natural gas and LNG are vital and growing components of global energy sources. According to Drewry natural gas accounted for 25% of the world’s primary energy consumption in 2013. Over the last two decades, natural gas has been one of the world’s fastest growing energy sources, increasing at twice the rate of oil consumption over the same period. We believe that LNG, which accounted for approximately 46% of overall cross-border trade of natural gas in 2013, according to Drewry, will continue to increase its share in the mid-term future. A cleaner burning fuel than both oil and coal, natural gas has become an increasingly attractive fuel source in the last decade.

Demand for LNG shipping is experiencing growth. The growing distances between the location of natural gas reserves and the nations that consume natural gas have caused an increase in the percentage of natural gas traded between countries. This has resulted in an increase in the portion of natural gas that is being transported in the form of LNG, which provides greater flexibility and generally lowers capital costs of shipping natural gas, as well as a reduction in the environmental impact compared to transportation by pipeline. Increases in planned capacity of liquefaction and regasification terminals are anticipated to increase export capacity significantly, requiring additional LNG carriers to facilitate transportation activity. According to Drewry, based on the current projections of liquefaction terminals that are planned or under construction, liquefaction capacity is expected to increase by approximately 105% to 610 million tonnes. Approximately one million tonnes of LNG export capacity creates demand for approximately one to two LNG carriers with carrying capacity of 160,000 to 165,000 cbm each. According to Drewry, as of February 2014, global liquefaction capacity was 297 million tonnes, and an additional 121 million tonnes of liquefaction capacity was under construction and scheduled to be available by the end of 2016. Over the past three years, global LNG demand has continued to rise, but at a slower pace than previously predicted. Drewry estimates that LNG trade decreased by 0.4% in 2013 primarily due to supply disruptions. Based primarily on current construction projects in Australia and the United States, LNG supply is expected to increase, and to have a beneficial impact on demand for shipping capacity, however, continued economic uncertainty and continued acceleration of unconventional natural gas production could have an adverse effect on our business.

A limited newbuilding orderbook and high barriers to entry should restrict the supply of new LNG carriers. According to Drewry, the current orderbook of LNG carriers represents 37% of current LNG carrier fleet carrying capacity. As of February 2014, 126 LNG carriers, with an aggregate carrying capacity of 20.6 million cbm, were on order for delivery for the period between 2014 to 2017, while the existing fleet consisted of 368 vessels with an aggregate capacity of 55.0 million cbm. We believe that the current orderbook is limited due to constrained construction capacity at high-quality shipyards and the long lead-time required for the construction of LNG carriers. While we believe this has restricted additional supply of new LNG carriers in the near-term, any increase in LNG carrier supply may place downward pressure on charter rates. In addition, we believe that there are significant barriers to entry in the LNG shipping sector, which also limit the current orderbook due to large capital requirements, limited availability of qualified vessel personnel, and the high degree of technical management required for LNG vessels.

Stringent customer certification standards favor established, high-quality operators. Major energy companies have developed stringent operational, safety and financial standards that LNG operators generally are required to meet in order to qualify for employment in their programs. Based on our Manager’s track record and long established operational standards, we believe that these rigorous and comprehensive certification standards will be a barrier to entry for less qualified and less experienced vessel operators and will provide us with an opportunity to establish relationships with new customers.

Increasing ownership of the global LNG carrier fleet by independent owners. According to Drewry, as of March 31, 2014, 74% of the LNG fleet was owned by independent shipping companies, 14% was owned by LNG producers and 13% was owned by energy majors and end-users, respectively. We believe that private and state-

owned energy companies will continue to seek high-quality independent owners, such as ourselves, for their growing LNG shipping needs in the future, driven in part by large capital requirements, and level of expertise necessary, to own and operate LNG vessels.

We can provide no assurance that the industry dynamics described above will continue or that we will be able to capitalize on these opportunities. Please see “Risk Factors” and “The International Liquefied Natural Gas (LNG) Shipping Industry.”

Competitive Strengths

We combine a number of features that we believe distinguish us from other LNG shipping companies.

Management

Broad based Sponsor experience. Under the leadership of Mr. George Prokopiou, our founder and Chairman, we, through our Sponsor and Manager, have developed an extensive network of relationships with major energy companies, leading LNG shipyards, and other key participants throughout the shipping industry. Although we were formed in May 2013, we believe that these longstanding relationships with shipping industry participants, including chartering brokers, shipbuilders and financial institutions, should provide us with profitable vessel acquisition and employment opportunities in the LNG sector, as well as access to financing that we will need to grow our Partnership. Since entering the shipping business in 1974, Mr. Prokopiou has founded and controlled various companies, including Dynacom Tankers Management Ltd., or Dynacom Tankers Management, a Liberian company engaged in the management and operation of crude oil tankers and refined petroleum product tankers, Sea Traders S.A., or Sea Traders, a Panamanian company that manages and operates drybulk carriers and container vessels, and our Manager. Please see “Business—Our Relationship with our Sponsor and members of the Prokopiou Family.”

Strong management experience in the LNG shipping sector. Our management has managed and operated LNG carriers since 2004, and we believe that, through our Sponsor and Manager, we have acquired significant experience in the operation and ownership of LNG carriers. Our senior executives and our Chairman have an average of 25 years of shipping experience, including experience in the LNG sector. In addition, one of the vessels in our Fleet, the Ob River, while operated by our Manager, became the world’s first LNG carrier to complete an LNG shipment via the Northern Sea Route, which is a shipping lane from the Atlantic Ocean to the Pacific Ocean entirely in Arctic waters, demonstrating its extensive Ice Class capabilities. During this voyage, it achieved a significant reduction in navigation time, compared to the alternative route through the Suez Canal, and accordingly, generated significant cost savings for its charterer, Gazprom. We believe this expertise, together with our reputation and track record in LNG shipping, positions us favorably to capture additional commercial opportunities in the LNG industry.

Cost-competitive and efficient operations. Our Manager provides the technical and commercial management of our Fleet and we expect it will provide the same services for any other vessels we may acquire in the future. We believe that our Manager, through comprehensive preventive maintenance programs and by retaining and training qualified crew members, is and will continue to be able to manage our vessels efficiently, safely and at a competitive cost.

Demonstrated access to financing. Our Sponsor funded the construction of its six identified LNG Carriers that we have the right to purchase pursuant to the terms and subject to the conditions of the Omnibus Agreement, or the Optional Vessels, through debt financing as well as equity provided by entities owned and controlled by members of the Prokopiou Family. Should we exercise our right to purchase any of the six Optional Vessels, our Sponsor may novate to us the loan agreements secured by the Optional Vessels, subject to each respective lender’s consent. We believe that our access to financing will improve our ability to capture future market opportunities and make further acquisitions, which we expect will increase the quarterly distribution to our unitholders. In addition, in connection with the closing of our IPO in November 2013, our Sponsor provided us with a $30.0 million revolving credit facility, which we may at anytime utilize for general partnership purposes, including working capital. This facility is interest free and has a term of five years, which commenced on the closing of our IPO. We currently have maximum borrowing capacity under this facility. As of June 30, 2014, we had outstanding borrowings of $335.0 million under our $340.0 Million Senior Secured Revolving Credit Facility.

Fleet

Modern and high specification fleet. Three of the four vessels in our Fleet, the Clean Force, the Ob River and the Arctic Aurora, have been assigned with the Ice Class designation, or its equivalent, for hull and machinery and are fully winterized, which means that they are designed to call at ice-bound and harsh environment terminals and to withstand temperatures up to minus 30 degrees Celsius. In addition, all of the Optional Vessels have been and are being constructed with the same characteristics and all of the Optional Vessels have or are expected to have upon their delivery the Ice Class designation, or its equivalent. We believe that these attractive characteristics should provide us with a competitive advantage in securing future charters with customers and enhance our vessels’ earnings potential. According to Drewry, only six LNG carriers, representing 1.6% of the LNG vessels in the global LNG fleet, have an Ice Class designation or equivalent rating. Moreover, we are the only company in the world that is currently transiting the Northern Sea Route with LNG carriers. We believe that these specifications enhance our trading capabilities and future employment opportunities because they provide greater flexibility in the trading routes available to our charterers. In addition, each of the Optional Vessels is being constructed with an efficient tri-fuel diesel electric propulsion system, which is expected to reduce both fuel costs and emissions. There is no guarantee that we will ever purchase the Optional Vessels and for so long as we do not own these vessels, we will be in competition with these vessels.

Sister vessel efficiencies. The six Optional Vessels consist of two series of sister vessels, vessels of the same type and specification, and with respect to our Fleet three of the four LNG carriers consist of a series of sister vessels, which we believe will enable us to benefit from more chartering opportunities, economies of scale and operating and cost efficiencies in ship construction, crew training, crew rotation and shared spare parts. We believe that more chartering opportunities will be available to us because many charterers prefer sister vessels due to their interchangeability and ease of cargo scheduling associated with the use of sister vessels.

Built-in opportunity for fleet growth. We have the right to purchase the Optional Vessels from our Sponsor. We believe the staggered delivery dates of the six Optional Vessels will facilitate a smooth integration of these vessels into our Fleet if we purchase and take delivery of the vessels. Additionally, we have the right to acquire from our Sponsor any LNG carrier it owns and employs under a charter with an initial term of four or more years. We believe these acquisition opportunities will provide us with a way to grow our cash distributions per unit. While we intend to acquire the Optional Vessels, we can make no assurances regarding our ability to acquire the Optional Vessels from our Sponsor or our ability to increase cash distributions per unit as a result of any such acquisition. As of the date of this prospectus, we have not secured any financing in connection with the potential acquisition of any of the Optional Vessels, since it is uncertain if and when such purchase options will be exercised. Please see “Description of Other Indebtedness” and “Certain Relationships and Related Party Transactions—Omnibus Agreement.”

Commercial

Capitalize on growing demand for LNG shipping. We believe our Sponsor’s and our Manager’s industry reputation and relationships position us well to further expand our Fleet to meet the growing demand for LNG shipping. We intend to leverage the relationships that we, our Sponsor and our Manager have with a number of major energy companies beyond our current customer base and explore relationships with other leading energy companies, with an aim to supporting their growth programs.

Pursue a multi-year chartering strategy. We currently focus on, and have entered into, multi-year time charters with international energy companies, which provide us with the benefits of stable cash flows and high utilization rates. All of the vessels in our Fleet are currently time chartered on multi-year contracts, which should result in 100% of our calendar days being under charter coverage in 2014, 2015 and 2016 and 75% of our calendar days in 2017 and, as of August 6, 2014, are expected to provide us with total contracted revenue of $625.3 million, excluding options to extend and assuming full utilization for the full term of the charter. The actual amount of revenues earned and the actual periods during which revenues are earned may differ from the amounts and periods described above due to, for example, off-hire for maintenance projects, downtime, scheduled or unscheduled dry-docking and other factors that result in lower revenues than our average contract backlog per day. In the LNG sector, shipowners generally tend to employ their vessels on multi-year charters for steady and secure returns. Charterers also want to have access to vessels for secured supply of cargoes at pre-determined charter rates which can meet their contractual sale and purchase commitments.

Strengthen relationships with customers. We, through our Sponsor and our Manager, have, over time, established relationships with several major LNG industry participants. The vessels in our Initial Fleet have, in the past, been chartered to numerous major international energy companies and conglomerates, in addition to our current charterers, BG Group, Gazprom and Statoil. We expect that BG Group, Gazprom and Statoil will further expand their LNG operations, and that their demand for additional LNG shipping capacity will also increase. While we cannot guarantee that BG Group, Gazprom and Statoil will further expand their LNG operations or that they will use our services, we believe we are well positioned to support them in executing their growth plans if their demand for LNG carriers and services increases in the future. We intend to continue to adhere to the highest standards with regard to reliability, safety and operational excellence.

Vessel Management

Our Manager provides us with commercial and technical management services for our Fleet and certain corporate governance and administrative and support services, pursuant to four identical agreements with our four wholly-owned vessel owning subsidiaries, or the Management Agreements. Our Manager is wholly-owned by our Chairman, Mr. George Prokopiou and has been providing these services for the vessels in our Fleet for over nine years. In addition, our Manager performs the commercial and technical management of each of the Optional Vessels, which also includes the supervision of the construction of these vessels. Through our Manager, we have had a presence in LNG shipping for over nine years, and during that time we believe our Manager has established a track record for efficient, safe and reliable operation of LNG carriers.

We currently pay our Manager a technical management fee of $2,575 per day for each vessel, pro-rated for the calendar days we own each vessel, for providing the relevant vessel owning subsidiaries with services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.

In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire, ballast bonus which is the amount paid to the ship owner as compensation for all or a part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer, or other income earned during the course of the employment of our vessels, during the term of the management agreements, for providing the relevant vessel-owning subsidiary with services, including chartering, managing freight payment, monitoring voyage performance, and carrying out other necessary communications with the shippers, charterers and others. In addition to such fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, in accordance with the Management Agreements.

We paid an aggregate of approximately $3.7 million to our Manager in connection with the management of our Initial Fleet under the Management Agreements for the year ended December 31, 2013.

The term of the Management Agreements with our Manager will expire on December 31, 2020, and will renew automatically for successive eight-year terms thereafter unless earlier terminated. The technical management fee of $2,500 per day for each vessel was fixed until December 31, 2013 and thereafter increases annually by 3%, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our conflicts committee.

Under the terms of the Management Agreements, we may terminate the Management Agreements upon written notice if our Manager fails to fulfill its obligations to us under the Management Agreements. The Management Agreements terminate automatically following a change of control in us. If the Management Agreements are terminated as a result of a change of control in us, then we will have to pay our Manager a termination penalty. For this purpose a change of control means (i) the acquisition of fifty percent or more by any individual, entity or group of the beneficial ownership or voting power of the outstanding shares of us or our vessel owning subsidiaries, (ii) the consummation of a reorganization, merger or consolidation of us and/or our vessel owning subsidiaries or the sale or other disposition of all or substantially all of our assets or those of our vessel owning subsidiaries and (iii) the approval of a complete liquidation or dissolution of us and/or our vessel owning subsidiaries. Additionally, the Management Agreements may be terminated by our Manager with immediate effect if, among other things, (i) we fail to meet our obligations and/or make due payments within ten business days from receipt of invoices, (ii) upon a sale or total loss of a vessel (with respect to that vessel), or (iii) if we file for bankruptcy.

Pursuant to the terms of the Management Agreements, liability of our Manager to us is limited to instances of negligence, gross negligence or willful default on the part of our Manager. Further, we are required to indemnify our Manager for liabilities incurred by our Manager in performance of the Management Agreements, except in instances of negligence, gross negligence or willful default on the part of our Manager.

Additional LNG carriers that we acquire in the future may be managed by our Manager or other unaffiliated management companies.

How The Liquefied Natural Gas (“LNG”) Shipping Industry Works and Specifics about our Fleet

Time Charters

We provide the LNG marine transportation services of the Clean Energy, Clean Force, Ob River, and Arctic Aurora under time charters with BG Group and Gazprom, respectively. A time charter is a contract for the use of the vessel for a fixed period of time at a specified daily rate. Under our time charters, the vessel owner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate, and the customer is responsible for substantially all of the vessel voyage costs (including fuel, port and canal fees and LNG boil-off). The following discussion describes the material terms of our LNG carrier time charters.

Initial Term; Extensions

Clean Energy. The initial term of the charter with BG Group commenced in February 2012 and will expire during the second quarter of 2017. BG Group has the option to extend the duration of the charter by an additional three-year term at a further escalated daily gross rate for the period up to August 2020.

Clean Force. The initial term of the charter with BG Group commenced in October 2010 and will expire subject to the mutually agreed early redelivery of the vessel in July 2015. On April 17, 2014, we entered into a new thirteen year time charter contract with Gazprom, which is expected to commence in July 2015 shortly after the early expiration of the current charter with BG Group. The latest expiration of the new charter is August 2028.

Ob River. The initial term of the charter with Gazprom Group began in September 2012 and will terminate in the third quarter of 2017 assuming the earliest redelivery.

Arctic Aurora. The initial term of the charter with Statoil commenced in August 2013 and will expire in July 2018. Statoil may renew its charter for consecutive additional one-year periods each year following the initial five year period.

Hire Rate

“Hire” rate refers to the basic payment from the customer for use of the ship. Under all of our time charters, the hire rate is payable to us monthly in advance in U.S. dollars.

Expenses

Under all of our LNG carrier charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils, brokers, commissions and communication expenses and the cost of providing all of these items and services. The customer generally pays the voyage expenses, which include all expenses relating to particular voyages, including any bunker fuel expenses, LNG boil-off, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

Off-hire

When the vessel is “off-hire”—or not available for service—the charterer generally is not required to pay the hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter.

A vessel generally will be deemed off-hire if there is a specified time it is not available for the customer’s use due to, among other things:

•	operational deficiencies, dry-docking for repairs, maintenance or inspection, equipment breakdowns, or delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew

Vessels are drydocked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. Our vessels are considered to be off-hire under our time charters during such periods.

Ship Management and Maintenance

Under the charters, we are responsible for the technical management of our vessels, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements. Our Manager provides these services to our subsidiaries for all our vessels.

Termination and Cancellation

Under our time charters, each party has certain termination rights which include, among other things, the automatic termination of a charter upon loss of the relevant ship. Either party may elect to terminate a charter upon the occurrence of specified defaults or upon the outbreak of war or hostilities involving two or more major nations, such as the United States or the People’s Republic of China, if such war or hostilities materially and adversely affect the trading of the ship for a period of at least 30 days. In addition, our charterers have the option to terminate a charter if the relevant ship is off-hire for any reason other than scheduled dry-docking for a period exceeding 90 consecutive days, or for more than 90 days or 110 days, depending on the charter, in any one-year period. Certain of our charters give the charterer a termination option for shorter periods of off-hire, if such off-hire is due to an uncured breach of our obligations to maintain the applicable ship.

Newbulding vessels construction

A newbuilding vessel is defined as a new vessel currently under construction in a shipyard or just completed. A purchaser may decide to enter the shipbuilding market instead of acquiring a secondhand vessel for several different reasons, including the desire to construct a new vessel with certain technical specifications to meet specific business objectives. Unlike a secondhand vessel which is readily available in the open market, a newbuilding vessel is acquired through a shipbuilding contract between the purchaser and the shipyard and the delivery ranges between 1-3 years depending on, among other things, on the shipyard orderbook and capacity. In connection with the contracting of newbuildings, purchasers generally are required to make installment payments prior to their delivery. Purchasers typically must pay a percentage of the purchase price upon signing the purchase contract. Purchasers are also required to pay similar installments throughout the construction of the vessel, which are usually connected with certain shipbuilding milestones.

Classification, Inspection and Maintenance

Every large, commercial seagoing vessel must be “classed” by a classification society. A classification society certifies that a vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

For maintenance of the class certificate, regular and special surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Vessels are dry-docked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. Vessels under five years of age can waive dry docking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the shipowner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the flag state.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies (the IACS). In 2012, the IACS issued draft harmonized Common Structure Rules that align with IMO goal standards, and are expected to be adopted in 2013. All of the vessels in our Fleet are certified by Lloyds Register, have been awarded ISM certification and are currently “in class.”

Our Manager carries out inspections of the ships on a regular basis, both at sea and while the vessels are in port. The results of these inspections result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance and improvement for our vessels and their systems.

Safety, Management of Ship Operations and Administration

Safety is our top operational priority. Our vessels are operated in a manner intended to protect the safety and health of the crew, the general public and the environment. We actively manage the risks inherent in our business and are committed to preventing incidents that threaten safety, such as groundings, fires and collisions. We are also committed to reducing emissions and waste generation. We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets. Our Manager’s shore staff performs a full range of technical, commercial and business development services for us. This staff also provides administrative support to our operations in finance, accounting and human resources.

Crewing and Staff

As of December 31, 2013, we did not employ any onshore or offshore staff. Our Manager has provided and continues to provide us with commercial and technical management services, including all necessary crew-related services, to our vessel owning subsidiaries pursuant to the Management Agreements. Please see “Certain Relationships and Related Party Transactions—Vessel Management.”

Risk of Loss, Insurance and Risk Management

The operation of any vessel, including LNG carriers, has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries or hostilities. In addition, there is always an inherent possibility of marine disaster, including explosion, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. We believe that our present insurance coverage is adequate to protect us against the accident related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice. However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

We have obtained hull and machinery insurance on all our vessels against marine and war risks, which include the risks of damage to our vessels, salvage or towing costs, and also insure against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible. We have also arranged additional total loss coverage for each vessel. This coverage, which is called hull interest and freight interest coverage, provides us additional coverage in the event of the total loss of a vessel. The agreed deductible on each vessel averages $500,000.

We have also obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policies, our insurer will pay us the daily rate agreed in respect of each vessel for each day, in excess of a certain number of deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 120 days. The number of deductible days varies from 14 days to 120 days, depending on the type of damage, machinery or hull damage. The number of deductible days for the vessels in our Fleet is 14 days per vessel.

Protection and indemnity insurance, which covers our third party legal liabilities in connection with our shipping activities, is provided by a mutual protection and indemnity association, or P&I club. This includes third party liability and other expenses related to the injury or death of crew members, passengers and other third party persons, loss or damage to cargo, claims arising from collisions with other vessels or from contact with jetties or wharves and other damage to other third party property, including pollution arising from oil or other substances, and other related costs, including wreck removal. Subject to the capping discussed below, our coverage, except for pollution, is unlimited. Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The thirteen P&I clubs that comprise the International Group of Protection and Indemnity Clubs insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each P&I club has capped its exposure in this pooling agreement so that the maximum claim covered by the pool and its reinsurance would be approximately $5.45 billion per accident or occurrence. We are a member of the North of England P&I Club and the Standard P&I Club. As a member of these P&I clubs, we are subject to a call for additional premiums based on the clubs’ claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I clubs have reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

Environmental and Other Regulations

General

Governmental and international agencies extensively regulate the carriage, handling, storage and regasification of LNG. These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels now or, in the future, will operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local port authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry, charterers, terminal operators and LNG producers.

International Maritime Regulations of LNG Vessels

The IMO is the United Nations’ agency that provides international regulations governing shipping and international maritime trade, including, but not limited to, the International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended and generally referred to as CLC), the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended and generally referred to MAROL) including the designation of Emission Control Areas, or ECAs, thereunder. The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations, and participation at IMO meetings. The requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention (the ISM Code) promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. We are compliant with the requirement to hold a Document of Compliance under the ISM Code.

Vessels that transport gas, including LNG carriers are also subject to regulation under the International Gas Carrier Code (or the IGC Code) published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our vessels is in compliance with the IGC Code and each of our newbuilding/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

The IMO also promulgates ongoing amendments to the International Convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as SOLAS. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watch-keeping standard, afloat and at shore stations, and relates to the International Convention on Standards of Training, Certification and Watch-keeping for Seafarers (or STCW) also promulgated by the IMO. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance. May 2012 SOLAS amendments entered into force as of January 1, 2014.

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the International Ship and Port Facilities Security Code (ISPS) as a new chapter to that convention. The objective of the ISPS, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. Our Manager has developed Security Plans, appointed and trained Ship and Office Security Officers and all of our vessels have been certified to meet the ISPS Code. See “—Vessel Security Regulations” for a more detailed discussion about these requirements.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with these types of IMO regulations may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form.

The IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, and the new regulation applies to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

In 2012, the IMO’s Marine Environmental Protection Committee, or MEPC, adopted a resolution amending the International Code for the Construction of Equipment of Ships Carrying Dangerous Chemicals in Bulk, or the IBC Code. The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code. We may need to make certain financial expenditures to comply with these amendments.

In 2013, the MEPC adopted a resolution amending MARPOL Annex I Consolidated Assessment Scheme , or CAS. These amendments, which are expected to become effective on October 1, 2014, pertain to revising references to the inspection of bulk carriers and tankers after the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or ESP Code, which provides for enhanced inspection programs, becomes mandatory. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September 1997, the IMO adopted MARPOL 73/78 Annex VI “Regulations for the prevention of Air Pollution” (or Annex VI) to address air pollution from ships. Annex VI came into force on May 19, 2005. It applies to all ships, fixed and floating drilling rigs and other floating platforms and sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, and prohibits deliberate emissions of ozone depleting substances, such as chlorofluoro carbons. Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Prevention Certificate (or an IAPP Certificate). Annex VI has been ratified by some but not all IMO member states. Annex VI came into force in the United States on January 8, 2009. All the vessels in our Fleet have been issued with IAPP Certificates.

On July 1, 2010 amendments to Annex VI to the MARPOL Convention that require progressively stricter limitations on sulfur emissions from ships proposed by the United States, Norway and other IMO member states took effect. Beginning on January 1, 2012, fuel used to power ships may contain no more than 3.5% sulfur. This cap will then decrease progressively until it reaches 0.5% by January 1, 2020. However, in ECAs limitations on sulfur emissions require that fuels contain no more than 1% sulfur and will be further reduced to 0.1% on January 1, 2015. For example, in August 2012, the North American ECA became enforceable. The Baltic Sea and the North Sea have also been designated ECAs. The North American ECA includes areas subject to the exclusive sovereignty of the United States and Canada. Consequently, in August 2012, when the North American ECA became effective, the sulfur limit in marine fuel was capped at 1%, which is the capped amount for all other ECA areas since July 1, 2010. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Further, the European directive 2005/33/EU, which became effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance , where necessary, by being arranged to burn gas only in their boilers when alongside. Marine Gas Oil and Low Sulfur Marine Gas Oil, or MGO and LSMGO, respectively, have been purchased as the only fuel for the Diesel Generators.

Additionally, as discussed above, more stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO’s Marine Environment Protection Committee (MEPC), as discussed in “—U.S. Clean Air Act” below. U.S. air emissions standards are now equivalent to these amended Annex VI requirements, and once these amendments become effective, we may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems.

Ballast Water Management Convention

The IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping tonnage. To date, there has not been sufficient adoption of this standard for it to take force, but it is close and papers were recently submitted to the IMO proposing solutions to implementation problems. Many of the implementation dates originally written into the BWM Convention have already passed, so on December 4, 2013, the IMO Assembly passed a resolution revising the dates of applicability of the requirements of the BWM Convention so that they are triggered by the entry into force dated, and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date ‘existing vessels,’ and delayed the date for installation of ballast water management systems on vessels until the first renewal survey following entry into force of the convention. Upon entry into force of the BWM Convention mid-ocean ballast exchange would become mandatory. When mid-ocean ballast exchange or ballast water treatment requirements become mandatory the cost of compliance could increase for ocean carriers, and the costs of ballast water treatment may be material.

As referenced below, the U.S. Coast Guard issued new ballast water management rules on March 23, 2012. Under the requirements of the convention for units with ballast water capacity more than 5000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the Convention.

Bunkers Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001 (or the Bunker Convention) entered into force in State Parties to the Convention on November 21, 2008. The Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Convention requires the ship owner liable to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Convention (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended) and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State issued certificate must be carried on board at all times.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended by different Protocol in 1976, 1984, 1992 and as amended in 2000, or the “CLC.” Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limited liability protections are forfeited under the CLC where the spill is caused by the owner’s personal fault and under the 1992 Protocol where the spill is caused by the owner’s personal act or omission by intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict –liability basis.

P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance cover is in force.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the antifouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-Fouling Convention and do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

United States Environmental Regulation of LNG Vessels

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, increases our overall cost of business.

Oil Pollution Act and CERCLA

The U.S. Oil Pollution Act of 1990 (OPA 90) established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) applies to the discharge of hazardous substances whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

•	injury to, destruction or loss of, or loss of use of, natural resources and the costs of assessment thereof;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsibility party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners’ responsibilities under these laws.

CERCLA, which also applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages for releases of “hazardous substances.” Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue. As with OPA 90, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA 90, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90/CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90/CERCLA. Each of our shipowning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility, supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted certificates of financial responsibility from the U.S. Coast Guard for each of our vessels that is required to have one.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. For example, effective on August 15, 2012, the U.S. Bureau of Safety and Environmental Enforcement (BSEE) issued a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practice. Furthermore, on February 24, 2014, the U.S Bureau of Ocean Energy Management (BOEM) proposed a rule increasing the limits of liability of damages for off-shore facilities under the OPA based on inflation. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

Clean Water Act

The United States Clean Water Act (or CWA) prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In additional, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent that U.S. federal law. The EPA recently proposed revisions to the CWA.

The EPA requires a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within U.S. waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009, to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in U.S. waters. On March 28, 2013, the EPA re-issued the VGP for another 5 years. This VGP took effect on December 19, 2013. The VGP focuses on authorizing discharges incidental to operations of commercial vessels and the new VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for gas scrubbers and the use of environmentally acceptable lubricants.

U.S. Coast Guard, or USCG, regulations adopted, and proposed for adoption, under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

Notwithstanding the foregoing, as of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

Compliance with the VGP could require the installation of equipment on our Vessel to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our Vessel from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We submit NOIs for our Vessel where required and do not believe that the costs associated with obtaining and complying with the VGP have a material impact on our operations.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended (or the CAA) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines will apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides (or NOx) will apply from 2016. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

Other Regulations

The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced parallel requirements in the European Union to those in MARPOL Annex VI in respect of the sulfur content of marine fuels. In addition, it has introduced a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports, effective January 1, 2010.

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger.

We cannot predict what regulations, if any, may be adopted by the European Union or any other country or authority.

Regulations of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol. In December 2009, more than 27 nations, including the United States and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. In addition, in December 2011, the Conference of the Parties to the United Nations Convention on Climate Change adopted the Durban Platform which calls for a process to develop binding emissions limitations on both developed and developing countries under the United Nations Framework Convention on Climate Change applicable to all Parties. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012, the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In April 2013, the European Parliament rejected proposed changes to the European Union Emissions Law regarding carbon trading. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union Strategy to reduce greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council large vessels using European Union ports would be required to monitor, report, and verify their carbon dioxide emissions beginning in January 2018. In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships. For 2020, the EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member stated by 20% of 1990 levels. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period, from 2013 to 2020.

As of January 1, 2013, all ships must comply with mandatory requirements adopted by MEPC in July 2011 relating to greenhouse gas emissions. The amendments to MARPOL Annex VI Regulations for the prevention of air pollution from ships add a new Chapter 4 to Annex VI on Regulations on energy efficiency requiring the EEDI, for new ships, and the SEEMP for all ships. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all ships of 400 gross tonnage and above. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and SEEMP standards could cause us to incur additional compliance costs. The IMO is also planning to implement market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. It is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time.

In the United States, the EPA has issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations that regulate the emission of greenhouse gases. In 2009 and 2010, EPA adopted greenhouse reporting requirements for various onshore facilities, and also adopted a rule potentially imposing control technology requirements on certain stationary sources subject to the federal Clean Air Act. The

EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have recently been considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 came into force on August 20, 2013. The ratification of MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Act of 2002 (or MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain port and facilities, some of which are regulated by the EPA. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate (or ISSC) from a recognized security organization approved by the vessel’s flag state.

Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept onboard showing a vessel’s history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from obtaining USCG-approved MTSA vessel security plans provided such vessels have on board an ISSC that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

Our Manager has developed Security Plans, appointed and trained Ship and Office Security Officers and each of our vessels in our Combined Fleet complies with the requirements of the ISPS Code, SOLAS and the MTSA.

Other Regulation

Our LNG vessels may also become subject to the 2010 HNS Convention, if it is entered into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (or HNS), including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights (or SDR). If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

In-House Inspections

Our Manager carries out ship audits and inspections of the ships on a regular basis; both at sea and while the vessels are in port. The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, our Manager has created and implemented a program of continual maintenance for our vessels and their systems.

Inspection by Classification Societies

Every large, commercial seagoing vessel must be “classed” by a classification society. A classification society certifies that a vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

For maintenance of the class certificate, regular and special surveys of hull, machinery, including the electrical plant and any special equipment classed, are required to be performed by the classification society, to ensure continuing compliance. Vessels are dry-docked at least once during a five-year class cycle for inspection of the underwater parts and for repairs related to inspections. Vessels under five years of age can waive dry docking in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the shipowner within prescribed time limits. The classification society also undertakes on request of the flag state other surveys and checks that are required by the regulations and requirements of that flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society, which is a member of the International Association of Classification Societies

(the IACS). In 2013 the IACS adopted harmonized Common Structure Rules that align with IMO goal standards, which will apply to oil tankers and bulk carriers to be constructed on or after July 1, 2015. All of the vessels in our Combined Fleet are certified by Lloyds Register, have been awarded ISM certification and are currently “in class.” Our Manager carries out inspections of the ships on a regular basis; both at sea and while the vessels are in port. The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations we create and implement a program of continual maintenance and improvement for our vessels and their systems.

Properties

Other than our vessels, we do not own any material property.

Legal Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

Company Information

The address of our principal executive offices is 97 Poseidonos Avenue & 2 Foivis Street, Glyfada 16674 Greece. Our telephone number at that address is 011 30 210 8917 260. We maintain a website at www.dynagaspartners.com. Information contained on our website does not constitute part of this prospectus. We own our vessels through separate wholly-owned subsidiaries that are incorporated in the Republic of the Marshall Islands, Republic of Malta, Republic of Liberia and the Island of Nevis.

MANAGEMENT

Management of Dynagas LNG Partners LP

Pursuant to the terms of our Partnership Agreement, our General Partner has delegated to our Board of Directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our General Partner is wholly-owned by our Sponsor. Our executive officers, who are employed by us from our Manager, manage our day-to-day activities consistent with the policies and procedures adopted by our Board of Directors.

Our Board of Directors consists of five members appointed by our General Partner, George Prokopiou, Tony Lauritzen, Levon A. Dedegian, Alexios Rodopoulos and Evangelos Vlahoulis. Our Board of Directors has determined that all of the directors, other than George Prokopiou and Tony Lauritzen, satisfy the independence standards established by Nasdaq and the NYSE, as applicable to us. Following our first annual meeting of unitholders, our board will consist of five members, two of whom will be appointed by our General Partner in its sole discretion and three of whom will be elected by our common unitholders. Directors appointed by our General Partner will serve as directors for terms determined by our General Partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Three of the five directors initially appointed by our General Partner will serve until our first annual meeting in 2014, at which time they will be replaced by three directors nominated by our General Partner and elected by our common unitholders. One of the three directors elected by our common unitholders will be designated as the Class I elected director and will serve until our annual meeting of unitholders in 2015, another of the three directors will be designated as the Class II elected director and will serve until our annual meeting of unitholders in 2016, and the remaining director will be designated as our Class III elected director and will serve until our annual meeting of unitholders in 2017. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders will be nominated by the Board of Directors or by any limited partner or group of limited partners that holds at least 15% of the outstanding common units.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes under our Partnership Agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our General Partner, its affiliates and persons who acquired common units with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. For more information, see “The Partnership Agreement—Voting Rights.”

Directors and Senior Management

The following provides information about each of our directors and senior management. The business address for these individuals is 97 Poseidonos Avenue & 2 Foivis Street, Glyfada 16674 Greece.

Name	Age	Position
George Prokopiou	68	Director and Chairman of the Board of Directors
Tony Lauritzen	37	Chief Executive Officer and Director
Michael Gregos	42	Chief Financial Officer
Levon Dedegian	62	Director
Alexios Rodopoulos	65	Director
Evangelos Vlahoulis	68	Director

Certain biographical information about each of our directors and executive officers is set forth below.

George Prokopiou. Mr. George Prokopiou has served as our Chairman of our Board of Directors since our inception. Since entering the shipping business in 1974, Mr. Prokopiou has managed a shipping fleet consisting in excess of 250 vessels and is among other, the founder of Dynacom Tankers Management, Sea Traders and Dynagas Ltd., our Manager. Dynacom was founded in 1991 to manage tankers and Sea Traders SA was founded in 1974 to manage bulk carriers. Since 2002, companies controlled by Mr. Prokopiou have built more than 93 vessels at shipyards in South Korea, Japan and China. Mr. Prokopiou holds a civil engineering degree from the National Technical University of Athens. Mr. Prokopiou has also served as Chairman of the North of England P&I Association. He is Chairman of the Greek committee of Bureau Veritas, as well as member of the Greek committees of Germanischer Lloyd, Det Norske Veritas, Lloyd’s Register and ABS. In 2005 Dynacom was awarded Tanker Company of the Year award in 2005 by Lloyd’s List.

Tony Lauritzen. Mr. Tony Lauritzen has served as our Chief Executive Officer since our inception. Mr. Lauritzen has served on our Board of Directors since our inception. Mr. Lauritzen has been the commercial manager of our Sponsor’s LNG activities from 2006 to date. He joined the company when the first vessel was delivered in 2007. He worked for the shipowner and shipmanager Bernhard Schulte Shipmanagement Ltd. from 2004 until 2007 where he was project manager with a focus on the gas shipping segment. Prior to that, he worked for Westshore Shipbrokers AS in the offshore shipbroking segment. He holds a Master of Science in Shipping Trade and Finance from Cass Business School, London from 2003 and a Master of Arts in Business and Finance from Heriot Watt University, Edinburgh from 2002. Mr. Lauritzen is married to Marina Kalliope Prokopiou, daughter of our Chairman George Prokopiou.

Michael Gregos. Mr. Michael Gregos has served as our Chief Financial Officer since our inception. From 2010 until 2014, Mr. Gregos served on the board of Ocean Rig UDW Inc. (NASDAQ: ORIG). Mr. Gregos has served as commercial manager of the activities of Dynacom Tankers Management since 2009. From 2007 to 2009, Mr. Gregos served as Chief Operating Officer of OceanFreight Inc. a shipping transportation company listed on NASDAQ. Prior to that, Mr. Gregos was commercial manager of the activities of Dynacom Tankers Management. Mr. Gregos has also worked for Oceania Maritime Agency, a shipping transportation company in Connecticut, USA and ATE Finance the corporate finance arm of Agricultural Bank of Greece responsible for the implementation of initial public offerings in the Greek equities market. He is a graduate of Queen Mary University in London and holds an M.Sc. in Shipping, Trade and Finance from City University.

Levon A. Dedegian. Mr. Levon A. Dedegian has served as one of our directors since the closing of our IPO in November 2013 and also serves as Chairman of our conflicts committee. Mr. Dedegian has been involved in shipping since 1975 with various companies and positions. From 1978 to 1984, he served as general manager of Sea Traders. In 1985, he joined S.S.R.S. Ltd., a member of the Manley Hopkins Group of Companies. In 1987 he was transferred to Hong Kong, where he stayed until 1988 as a Managing Director of each of Gapco Trading and Agencies Limited, Bridge Energy ASA and Elf Agriculture. He was relocated to Greece at the end of 1988 as Managing Director of the Greek office of P. Wigham Richardson Shipbrokers and in 1989 he rejoined Sea Traders and Dynacom Tankers Management as general manager where he remained until December 31, 2009. Mr. Dedegian is a graduate of Pierce College (the American College of Greece) and holds a Bsc in Business Administration and Economics.

Alexios Rodopoulos. Mr. Alexios Rodopoulos has served as one of our directors since the closing of our IPO in November 2013 and also serves as Chairman of our audit committee. Mr. Rodopoulos is an independent shipping business consultant, operating through his family-owned company, Rodofin Business Consultants Ltd. From 1999 until 2011 Mr. Rodopoulos served as the Head of Shipping (Piraeus) of Royal Bank of Scotland (RBS). Mr. Rodopoulos is a graduate of the Economic University of Athens, Greece.

Evangelos Vlahoulis. Mr. Evangelos Vlahoulis has served as one of our directors since the closing of our IPO in November 2013 and also serves as Chairman of the compensation committee. Since 2005, Mr. Vlahoulis has served as Chief Executive Officer of Finship S.A. which provides maritime financing services including to

Deutsche Bank in connection with their shipping activities in Greece. From 1984 until 2005 Mr. Vlahoulis served as the representative for Greek shipping of Deutsche Schiffsbank (the predecessor to Commercebank AB). Mr. Vlahoulis is a graduate of London University and holds a BA in Economics.

Committees

Audit Committee. We have an audit committee that, among other things, reviews our external financial reporting function, engages our external auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of two directors, Evangelos Vlahoulis and Alexios Rodopoulos. Our Board of Directors has determined that Mr. Vlahoulis and Mr. Rodopoulos satisfy the independence standards established by Nasdaq and the NYSE. Mr. Rodopoulos qualifies as an “audit committee expert” for purposes of SEC rule and regulations.

Conflicts Committee. We have a conflicts committee comprised of two members of our Board of Directors. The conflicts committee will be available at the board’s discretion to review specific matters that the board believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by Nasdaq and the NYSE to serve on an audit committee of a Board of Directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. Our conflicts committee is currently comprised of Messrs. Dedegian and Rodopoulos. For additional information about the conflicts committee, please see “Conflicts of Interest and Fiduciary Duties.”

Compensation Committee. We have a compensation committee comprised of two members of our Board of Directors. The compensation committee is responsible for carrying out the Board’s responsibilities relating to compensation of our executive officers and providing such other guidance with respect to compensation matters as the Committee deems appropriate.

Corporate Governance Practices

We have certified to Nasdaq and the NYSE that our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of Nasdaq’s and the NYSE’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification to Nasdaq and the NYSE of non-compliance with Nasdaq and NYSE corporate governance practices, prohibition on disparate reduction or restriction of shareholder voting rights, and the establishment of an audit committee satisfying NASDAQ Listing Rule 5605(c)(3) and the applicable NYSE Rule and ensuring that such audit committee’s members meet the independence requirement of such rules. The practices we follow in lieu of Nasdaq’s corporate governance rules applicable to U.S. domestic issuers are as follows:

Audit Committee. Nasdaq and the NYSE require, among other things, that a listed U.S. company have an audit committee with a minimum of three members, all of whom are independent. As permitted by Rule 10A-3 under the Exchange Act, our audit committee is comprised of two independent directors.

Nominating/Corporate Governance Committee. Nasdaq and the NYSE require that director nominees be selected, or recommended for the board’s selection, either by a nominating committee comprised solely of independent directors or by a majority of independent directors. Each listed company also must certify that it has adopted a formal charter or board resolution addressing the nominations process. As permitted under Marshall Islands law and our Partnership Agreement, we do not currently have a nominating or corporate governance committee.

Executive Sessions. Nasdaq and the NYSE require that non-management directors meet regularly in executive sessions without management. Nasdaq also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law and our Partnership Agreement, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

Corporate Governance Guidelines. Nasdaq and the NYSE require that a listed U.S. Company adopt a code of conduct applicable to all directors and officers, which must provide for an enforcement mechanism. Disclosure of any director or officer’s waiver of the code and the reasons for such waiver is required. We are not required to adopt such guidelines under Marshall Islands law and we have adopted such guidelines.

Proxies. As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq or the NYSE pursuant to Nasdaq or NYSE corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law and as provided in our Partnership Agreement, we will notify our unitholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our Partnership Agreement provides that unitholders must give us between 150 and 180 days advance notice to properly introduce any business at a meeting of unitholders.

Other than as noted above, we are in compliance with all Nasdaq and NYSE corporate governance standards applicable to U.S. domestic issuers. We believe that our established corporate governance practices satisfy Nasdaq’s and the NYSE’s listing standards.

Executive Compensation

Our executive officers are provided to us by our Manager under an Executive Services Agreement with retroactive effect from the closing date of our IPO, pursuant to which Dynagas Ltd. provides the services of our executive officers, who report directly to our Board of Directors. Under the agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for the initial five year term, payable in equal monthly installments and automatically renews for successive five year terms unless terminated earlier.

Compensation of Directors

Our chief executive officer who also serves as our director will not receive additional compensation for his service as director. Each non-management director will receive compensation for attending meetings of our Board of Directors, as well as committee meetings. Non-management directors will receive director fees of approximately $140,000 per year, in aggregate. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors or committees. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Reimbursement of Expenses of Our General Partner

Our General Partner will not receive compensation from us for any services it provides on our behalf, although it will be entitled to reimbursement for expenses incurred on our behalf.

Employees

As of December 31, 2013, we did not employ any onshore or offshore staff. Our Manager has provided and continues to provide us with commercial and technical management services, including all necessary crew-related services, to our vessel owning subsidiaries pursuant to the Management Agreements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units as of August 6, 2014 held by beneficial owners of 5% or more of our common units and by all of our directors and officers as a group. All of our unitholders, including the unitholders listed in the table below, are entitled to one vote for each unit held, subject to certain limitations.

Name and Address of Beneficial Owner	Common Units Beneficially Owned
	Number	Percentage
Dynagas Holding Ltd.(1)	610,000	3.0%
Kayne Anderson Capital Advisors LP(2)	3,744,678	18.3%
Goldman Sachs Asset Management LP(3)	1,839,500	9.0%
Zimmer Partners, LP(4)	1,168,563	5.7%
Our directors and executive officers as a group	*	*

*	Less than 1.0% of our outstanding common units.
(1)	Dynagas Holding Ltd. owns 14,985,000 subordinated units, representing all of our subordinated units, and is beneficially owned by the Prokopiou family, including George Prokopiou and his daughters Elisavet Prokopiou, Johanna Prokopiou, Marina Kalliope Prokopiou, and Maria Eleni Prokopiou, which collectively have a business address at 97 Poseidonos Avenue & 2 Foivis Street Glyfada, 16674, Greece.
(2)	Based on information contained in the Schedule 13G/A that was filed with the SEC on July 10, 2014 by Kayne Anderson Capital Advisors LP.
(3)	Based on information contained in the Schedule 13G/A that was filed with the SEC on April 10, 2014 by Goldman Sachs Asset Management LP.
(4)	Based on information contained in the Schedule 13G that was filed with the SEC on February 14, 2014 by Zimmer Partners, LP.

As of August 4, 2014, we had one unitholder of record located in the United States, CEDE & CO., a nominee of The Depository Trust Company, which held an aggregate of 19,895,000 common units, representing 97% of our outstanding common units. We believe that the shares held by CEDE & CO. include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Our Sponsor owns 610,000 common units and all of the subordinated units, representing a 43.9% limited partner interest in us. In addition, our General Partner owns a 0.1% general partner interest in us and 100% of our incentive distribution rights. Our General Partner’s ability to control the appointment of two of the five members of our Board of Directors and to approve certain significant actions we may take, and our Sponsor’s common and subordinated unit ownership and its right to vote the subordinated units as a separate class on certain matters, means that both our General Partner and Sponsor, together with their affiliates, have the ability to exercise influence regarding our management.

Distributions and Payments to our General Partner and Its Affiliates

The following table summarizes the distributions and payments made by us to our General Partner and its affiliates in connection with our formation, and payments we expect to make to our General Partner and its affiliates in connection with our ongoing operation and any liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm’s-length negotiations.

Formation Stage

The consideration received by our General Partner and its affiliates in exchange for the transfer to us of the vessels in our Initial Fleet.

6,735,000 common units and 14,985,000 subordinated units issued to our Sponsor; plus

30,000 general partner units representing a 0.1% General Partner interest in us and 100% of our incentive distribution rights issued to our General Partner.

Operational Stage

Distributions of available cash to our General Partner and its affiliates

We will generally make cash distributions of 99.9% of available cash to unitholders (including our Sponsor, the holder of 610,000 common units and 14,985,000 subordinated units) and the remaining 0.1% to our General Partner.

In addition, if distributions exceed the minimum quarterly distribution and other higher target levels, our General Partner, as the holder of the incentive distribution rights, will be entitled to increasing percentages of the distributions, up to 49.9% of the distributions above the highest target level. We refer to the rights to the increasing distributions as “incentive distribution rights.” See “Our Cash Distribution Policy and Restrictions on Distributions” for more information regarding the incentive distribution rights.

Assuming we have sufficient available cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, but no distributions in excess of the full minimum quarterly distribution, our General Partner would receive an annual distribution of approximately $51,868 on its 0.1% General Partner interest and our Sponsor would receive an annual distribution of approximately $22.8 million on its common and subordinated units.

Payments to our General Partner and its affiliates

Our General Partner will not receive compensation from us for any services it provides on our behalf. Our General Partner and its other affiliates will be entitled to reimbursement for all direct and indirect expenses they incur on our behalf. In addition, we will pay fees to our Manager for commercial and technical management services and certain administrative support services.

Withdrawal or removal of our General Partner	If our General Partner withdraws or is removed, its General Partner interest will either be sold to the new General Partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. See “The Partnership Agreement—Withdrawal or Removal of our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our General Partner, will be entitled to receive liquidating distributions as described in “The Partnership Agreement—Liquidation and Distribution of Proceeds.”

Omnibus Agreement

On November 18, 2013, we entered into the Omnibus Agreement with the other parties thereto. The following discussion describes certain provisions of the Omnibus Agreement.

Noncompetition

Under the Omnibus Agreement, our Sponsor has agreed, and has caused its affiliates (other than us, and our subsidiaries) to agree, not to acquire, own, operate or contract for any LNG carrier operating under a charter with an initial term of four or more years after the closing of our IPO. We refer to these LNG carriers, together with any related contracts, as “Four-Year LNG carriers” and to all other LNG carriers, together with any related contracts, as “Non-Four-Year LNG carriers.” The restrictions in this paragraph will not prevent our Sponsor or any of its controlled affiliates (including us and our subsidiaries) from:

(1)	acquiring, owning, operating or chartering Non-Four-Year LNG carriers;

(2)	acquiring or owning one or more Four-Year LNG carrier(s) if our Sponsor offers to sell the LNG carrier to us for the acquisition price plus any administrative costs (including reasonable legal costs) associated with the transfer to us at the time of the acquisition and we do not fulfill our obligations to purchase the LNG carrier in accordance with the terms of the Omnibus Agreement;

(3)	employing a Non-Four-Year LNG carrier under a charter with a term of four or more years if our Sponsor offers to sell the LNG carrier to us at fair market value (x) promptly after becoming a Four-Year LNG carrier and (y) at each renewal or extension of that contract for four or more years;

(4)	acquiring one or more Four-Year LNG carrier(s) as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering for such LNG carrier(s); provided, however, that if a majority of the value of the business or assets acquired is attributable to Four-Year LNG carriers, as determined in good faith by the Board of Directors of our Sponsor, it must offer to sell such Four-Year LNG carrier(s) to us at a purchase price pursuant to the terms and conditions of the Omnibus Agreement plus any additional tax or other similar costs that our Sponsor incurs in connection with the acquisition and the transfer of such LNG carriers to us separate from the acquired business;

(5)	acquiring a non-controlling interest in any company, business or pool of assets;

(6)	acquiring, owning, operating or chartering any Four-Year LNG carrier if we do not fulfill our obligation to purchase such LNG carrier in accordance with the terms of the Omnibus agreement;

(7)	acquiring, owning, operating or chartering a Four-Year LNG carrier that is subject to the offers to us described in paragraphs (2), (3) and (4) above pending our determination whether to accept such offers and pending the closing of any offers we accept;

(8)	providing vessel management services relating to LNG carriers;

(9)	owning or operating any Four-Year LNG carrier that our Sponsor owned and operated as of the closing date of our IPO, and that was not included in the Initial Fleet; and

(10)	acquiring, owning, operating or chartering any Four-Year LNG carrier if we have previously advised our Sponsor that we consent to such acquisition, operation or charter.

If our Sponsor or any of its controlled affiliates (other than us or our subsidiaries) acquires, owns, operates or contracts for Four-Year LNG carriers pursuant to any of the exceptions described above, it may not subsequently expand that portion of its business other than pursuant to those exceptions.

Under the Omnibus Agreement we are not be restricted from acquiring, operating or chartering Non-Four-Year LNG carriers.

Upon a change of control of us or our General Partner, the noncompetition provisions of the Omnibus Agreement will terminate immediately. Upon a change of control of our Sponsor, the noncompetition provisions of the Omnibus Agreement applicable to our Sponsor will terminate at the time that is the later of (1) the date of the change of control of our Sponsor and (2) the date on which all of our outstanding subordinated units have converted to common units. In addition, on the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our General Partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the noncompetition provisions applicable to our Sponsor shall terminate immediately.

Rights to Purchase Optional Vessels

We have the right to purchase the Optional Vessels from our Sponsor at a purchase price to be determined pursuant to the terms and conditions of the Omnibus Agreement. These purchase rights expire 24 months following the respective delivery of each Optional Vessel from the shipyard. If we are unable to agree with our Sponsor on the purchase price of any of the Optional Vessels, the respective purchase price will be determined by an independent appraiser, such as an investment banking firm, broker or firm generally recognized in the shipping industry as qualified to perform the tasks for which such firm has been engaged, and we have the right, but not the obligation, to purchase each vessel at such price. The independent appraiser will be mutually appointed by our Sponsor and our conflicts committee. Please see “Risk Factors—Our Sponsor may be unable to service its debt requirements and comply with the provisions contained in the credit agreements secured by the Optional Vessels. If our Sponsor fails to perform its obligations under its loan agreements, our business and expected plans for growth may be materially affected.”

Rights of First Offer on LNG carriers

Under the Omnibus Agreement, we and our subsidiaries have granted to our Sponsor the right of first offer on any proposed sale, transfer or other disposition of any LNG carrier owned by us. Under the Omnibus Agreement, our Sponsor has agreed (and will cause their subsidiaries to agree) to grant a similar right of first offer to us for any Four-Year LNG carriers they own. These rights of first offer will not apply to (a) with respect to the Sponsor, a sale, transfer or other disposition of assets between or among any of its subsidiaries (other than us) and with respect to us, a sale, transfer or other disposition of assets between or among any of our subsidiaries (other than the Sponsor, if applicable), or pursuant to the terms of any contract or other agreement with a contractual counterparty existing at the time of the closing of our IPO or (b) a merger with or into, or sale of substantially all of the assets to, an unaffiliated third-party.

Prior to engaging in any negotiation regarding any LNG carrier’s disposition with respect to a Four-Year LNG carrier with a non-affiliated third party, we or our Sponsor, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and our Sponsor will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or our Sponsor, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-contract the LNG carrier to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or our Sponsor as the case may be, than those offered pursuant to the written notice.

Upon a change of control of us or our General Partner, the right of first offer provisions of the Omnibus Agreement will terminate immediately.

Upon a change of control of our Sponsor, the right of first offer provisions applicable to our Sponsor under the Omnibus Agreement will terminate at the time that is the later of the date of the change of control and the date on which all of our outstanding subordinated units have converted to common units. On the date on which a majority of our directors ceases to consist of directors that were (1) appointed by our General Partner prior to our first annual meeting of unitholders and (2) recommended for election by a majority of our appointed directors, the provisions related to the rights of first offer granted to us by our Sponsor shall terminate immediately.

For purposes of the Omnibus Agreement a “change of control” means, with respect to any “applicable person”, any of the following events: (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the applicable person’s assets to any other person, unless immediately following such sale, lease, exchange or other transfer such assets are owned, directly or indirectly, by the applicable person; (b) the consolidation or merger of the applicable person with or into another person pursuant to a transaction in which the outstanding voting securities of the applicable person are changed into or exchanged for cash, securities or other property, other than any such transaction where (i) the outstanding voting securities of the applicable person are changed into or exchanged for voting securities of the surviving person or its parent and (ii) the holders of the voting securities of the applicable person immediately prior to such transaction own, directly or indirectly, not less than a majority of the outstanding voting securities of the surviving person or its parent immediately after such transaction; and (c) a “person” or “group” (within the meaning of Sections 13(d) or 14(d)(2) of the Exchange Act), other than our Sponsor or its Affiliates with respect to the General Partner, being or becoming the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 50% of all of the then outstanding voting securities of the applicable person, except in a merger or consolidation which would not constitute a change of control under clause (b) above.

Indemnification

Under the Omnibus Agreement, our Sponsor indemnifies us for a period of five years from the closing of the IPO against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to us to the extent arising prior to or at the time they were contributed or sold to us.

Liabilities resulting from a change in law after the closing of our IPO are excluded from the environmental indemnity. There is an aggregate cap of $5 million on the amount of indemnity coverage provided by our Sponsor for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case our Sponsor is liable for claims only to the extent such aggregate amount exceeds $500,000.

Our Sponsor also indemnifies us for liabilities related to:

•	certain defects in title to our Sponsor’s assets contributed or sold to us and any failure to obtain, prior to the time they were contributed or sold to us, certain consents and permits necessary to conduct, own and operate such assets, which liabilities arise within three years after the closing of our IPO (or, in the case of the six Optional Vessels which we have rights to purchase, within three years after our purchase of them, if applicable); and

•	tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold.

Amendments

The Omnibus Agreement may not be amended without the prior approval of the conflicts committee of our Board of Directors if the proposed amendment will, in the reasonable discretion of our Board of Directors, adversely affect holders of our common units.

Vessel Management

Our Manager provides us with commercial and technical management services for our Fleet and certain corporate governance and administrative and support services, pursuant to four identical agreements with our four wholly-owned vessel owning subsidiaries, or the Management Agreements. Our Manager is wholly-owned by Mr. George Prokopiou and has been providing these services for the vessels in our Initial Fleet for over nine years. In addition, our Manager performs the commercial and technical management of each of the Optional Vessels, including the Arctic Aurora, which also includes the supervision of the construction of these vessels. It is our expectation that our Manager will continue to provide these vessel management services for the Arctic Aurora following our purchase of such vessel, which is subject to important conditions. Through our Manager, we have had a presence in LNG shipping for over nine years, and during that time we believe our Manager has established a track record for efficient, safe and reliable operation of LNG carriers.

We currently pay our Manager a technical management fee of $2,575 per day for each vessel, pro-rated for the calendar days we own each vessel, for providing the relevant vessel owning subsidiaries with services, including engaging and providing qualified crews, maintaining the vessel, arranging supply of stores and equipment, arranging and supervising periodic dry-docking, cleaning and painting and ensuring compliance with applicable regulations, including licensing and certification requirements.

In addition, we pay our Manager a commercial management fee equal to 1.25% of the gross charter hire, ballast bonus which is the amount paid to the ship owner as compensation for all or a part of the cost of positioning the vessel to the port where the vessel will be delivered to the charterer, or other income earned during the course of the employment of our vessels, during the term of the management agreements, for providing the relevant vessel-owning subsidiary with services, including chartering, managing freight payment, monitoring voyage performance, and carrying out other necessary communications with the shippers, charterers and others. In addition to such fees, we pay for any capital expenditures, financial costs, operating expenses and any general and administrative expenses, including payments to third parties, in accordance with the Management Agreements.

We paid an aggregate of approximately $3.7 million to our Manager in connection with the management of our Initial Fleet under the Management Agreements for the year ended December 31, 2013.

The term of the Management Agreements with our Manager will expire on December 31, 2020, and will renew automatically for successive eight-year terms thereafter unless earlier terminated. The technical management fee of $2,500 per day for each vessel was fixed until December 31, 2013 and thereafter increases annually by 3%, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between us and our Manager, which amount will be reviewed and approved by our conflicts committee.

Under the terms of the Management Agreements, we may terminate the Management Agreements upon written notice if our Manager fails to fulfill its obligations to us under the Management Agreements. The Management Agreements terminate automatically following a change of control in us. If the Management Agreements are terminated as a result of a change of control in us, then we will have to pay our Manager a termination penalty. For this purpose a change of control means (i) the acquisition of fifty percent or more by any individual, entity or group of the beneficial ownership or voting power of the outstanding shares of us or our vessel owning subsidiaries, (ii) the consummation of a reorganization, merger or consolidation of us and/or our vessel owning subsidiaries or the sale or other disposition of all or substantially all of our assets or those of our vessel owning subsidiaries and (iii) the approval of a complete liquidation or dissolution of us and/or our vessel owning subsidiaries. Additionally, the Management Agreements may be terminated by our Manager with immediate effect if, among other things, (i) we fail to meet our obligations and/or make due payments within ten business days from receipt of invoices, (ii) upon a sale or total loss of a vessel (with respect to that vessel), or (iii) if we file for bankruptcy.

Pursuant to the terms of the Management Agreements, liability of our Manager to us is limited to instances of negligence, gross negligence or willful default on the part of our Manager. Further, we are required to indemnify our Manager for liabilities incurred by our Manager in performance of the Management Agreements, except in instances of negligence, gross negligence or willful default on the part of our Manager.

Additional LNG carriers that we acquire in the future may be managed by our Manager or other unaffiliated management companies.

Contribution Agreement

On October 29, 2013, we entered into a contribution and conveyance agreement, or the Contribution Agreement, with our Sponsor, our General Partner, Dynagas Operating GP LLC, Dynagas Operating LP and Dynagas Equity Holding Ltd. Pursuant to this agreement, our Sponsor made a capital contribution to us of all of the issued and outstanding shares, or the Vessel Interests, of Dynagas Equity Holding Ltd., the sole owner of all of the shares of the entities owning the vessels in our Initial Fleet, in exchange for all of our common units and subordinated units, and we, in turn, made a capital contribution of such Vessel Interests to Dynagas Operating LP, our wholly-owned subsidiary.

$30 Million Revolving Credit Facility

In connection with the closing of the IPO, our Sponsor provided us with a $30 million revolving credit to be used for general partnership purposes, including working capital. This revolving credit facility is interest free and has a term of five years. The loan may be drawn and prepaid in whole or in part at any time during its term. As of December 31, 2013, $5.5 million was outstanding under the facility. This amount was repaid in full in January 2014. Please see “Description of Other Indebtedness—Our Borrowing Activities.”

Executive Services Agreement

Our executive officers are provided to us by our Manager under an Executive Services Agreement with retroactive effect from the closing date of our IPO, pursuant to which Dynagas Ltd. provides the services of our executive officers, who report directly to our Board of Directors. Under the agreement, our Manager is entitled to an executive services fee of €538,000 per annum, for an initial five year term, payable in equal monthly installments. This agreement automatically renews for successive five year terms unless terminated earlier.

Share Purchase Agreement

On June 23, 2014, pursuant to a Share Purchase Agreement, we purchased from our Sponsor 100% of the ownership interests in the entity that owns and operates the Arctic Aurora, which is currently operating under a time charter with Statoil with an initial term of five years, for an aggregate purchase price of $235.0 million. We purchased on the Arctic Aurora and the related time charter. All of the other assets and liabilities relating to the Sponsor entity that owns the Arctic Aurora remained with the Sponsor and did not form part of the purchase price. We funded the acquisition of the Arctic Aurora with the net proceeds of our underwritten public offering completed in June 2014 and a portion of the proceeds from our $340 Million Senior Secured Revolving Credit Facility.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of interest exist and may arise in the future as a result of the relationships between our General Partner and its affiliates, including Dynagas Holding Ltd., on the one hand, and us and our unaffiliated limited partners, on the other hand. Our General Partner has a fiduciary duty to make any decisions relating to our management in a manner beneficial to us and our unitholders. Similarly, our Board of Directors has fiduciary duties to manage us in a manner beneficial to us, our General Partner and our limited partners. Certain of our officers and directors will also be officers of our Sponsor or its affiliates and will have fiduciary duties to our Sponsor or its affiliates that may cause them to pursue business strategies that disproportionately benefit our Sponsor or its affiliates or which otherwise are not in the best interests of us or our unitholders. As a result of these relationships, conflicts of interest may arise between us and our unaffiliated limited partners on the one hand, and our Sponsor and its affiliates, including our General Partner, on the other hand. The resolution of these conflicts may not be in the best interest of us or our unitholders.

Our partnership affairs are governed by our Partnership Agreement and the Partnership Act. The provisions of the Partnership Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. We are not aware of any material difference in unitholder rights between the Partnership Act and the Delaware Revised Uniform Limited Partnership Act. The Partnership Act also provides that it is to be applied and construed to make it uniform with the Delaware Revised Uniform Limited Partnership Act and, so long as it does not conflict with the Partnership Act or decisions of the Marshall Islands courts, interpreted according to the non-statutory law or “case law” of the courts of the State of Delaware. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Partnership Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in Delaware. For example, the rights of our unitholders and fiduciary responsibilities of our General Partner and its affiliates under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. Due to the less-developed nature of Marshall Islands law, our public unitholders may have more difficulty in protecting their interests or seeking remedies in the face of actions by our General Partner, its affiliates or our controlling unitholders than would unitholders of a limited partnership organized in the United States.

Our Partnership Agreement contains provisions that modify and limit the fiduciary duties of our General Partner and our directors to the unitholders under Marshall Islands law. Our Partnership Agreement also restricts the remedies available to unitholders for actions taken by our General Partner or our directors that, without those limitations, might constitute breaches of fiduciary duty.

Neither our General Partner nor our Board of Directors will be in breach of their obligations under the Partnership Agreement or their duties to us or the unitholders if the resolution of the conflict is:

•	approved by our conflicts committee, although neither our General Partner nor our Board of Directors are obligated to seek such approval;

•	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our General Partner or any of its affiliates, although neither our General Partner nor our Board of Directors is obligated to seek such approval;

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties, but neither our General Partner nor our Board of Directors is required to obtain confirmation to such effect from an independent third party; or

•	fair and reasonable to us, taking into account the totality of the relationships between the parties involved, including other transactions that may be particularly favorable or advantageous to us.

Our General Partner or our Board of Directors may, but are not required to, seek the approval of such resolution from the conflicts committee of our Board of Directors or from the common unitholders. If neither our General Partner nor our Board of Directors seeks approval from the conflicts committee, and our Board of Directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the third and fourth bullet points above, then it will be presumed that, in making its decision, our Board of Directors, including the board members affected by the conflict, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. When our Partnership Agreement requires someone to act in good faith, it requires that person to reasonably believe that he is acting in the best interests of the partnership, unless the context otherwise requires. See “Management—Management of Dynagas LNG Partners LP—Committees” for information about the composition and formation of the conflicts committee of our Board of Directors.

Conflicts of interest could arise in the situations described below, among others.

Actions taken by our Board of Directors may affect the amount of cash available for distribution to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our Board of Directors regarding such matters as:

•	the amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	estimates of maintenance and replacement capital expenditures;

•	the issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our General Partner or our directors to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our General Partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our Partnership Agreement permits us to borrow funds, which would enable us to make this distribution on all outstanding units.

Our Partnership Agreement provides that we and our subsidiaries may borrow funds from our General Partner and its affiliates. Our General Partner and its affiliates may not borrow funds from us or our subsidiaries.

Neither our Partnership Agreement nor any other agreement requires our Sponsor to pursue a business strategy that favors us or utilizes our assets or dictates what markets to pursue or grow. Our Sponsor’s directors and executive officers have a fiduciary duty to make these decisions in the best interests of the shareholders of our Sponsor, which may be contrary to our interests.

Because we expect that certain of our officers and directors will also be officers of our Sponsor and its affiliates, such directors have fiduciary duties to our Sponsor and its affiliates that may cause them to pursue business strategies that disproportionately benefit our Sponsor, or which otherwise are not in the best interests of us or our unitholders.

Our General Partner is allowed to take into account the interests of parties other than us, such as our Sponsor.

Our Partnership Agreement contains provisions that reduce the standards to which our General Partner would otherwise be held by Marshall Islands fiduciary duty law. For example, our Partnership Agreement permits our General Partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our General Partner. This entitles our General Partner to consider only the interests and factors that it desires, and it has no duty or obligations to give any consideration to any interest of or factors affecting us, our affiliates or any unitholder. Decisions made by our General Partner in its individual capacity will be made by its sole owner, Dynagas Holding Ltd. Specifically, our General Partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights, registration rights or right to make a determination to receive common units in a resetting of the target distribution levels related to its incentive distribution rights, consents or withholds consent to any merger or consolidation of the partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our Partnership Agreement that require a vote of the outstanding units, voluntarily withdraws from the partnership, transfers (to the extent permitted under our Partnership Agreement ) or refrains from transferring its units, General Partner interest or incentive distribution rights it owns or votes upon the dissolution of the partnership.

Certain of our officers face conflicts in the allocation of their time to our business.

Certain of our officers who perform executive officer functions for us are not required to work full-time on our affairs and also perform services for affiliates of our General Partner, including our Sponsor. The affiliates of our General Partner, including our Sponsor, conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to our General Partner’s affiliates, which could have a material adverse effect on our business, results of operations and financial condition.

We will reimburse our General Partner and its affiliates for expenses.

We will reimburse our General Partner and its affiliates for costs incurred, if any, in managing and operating us. Our Partnership Agreement provides that our General Partner will determine the expenses that are allocable to us in good faith.

Our General Partner intends to limit its liability regarding our obligations.

Our Partnership Agreement directs that liability of our General Partner for the contractual arrangements of the partnership are limited (to the maximum extent permitted under the law) so that the other party has recourse only to our assets and not against our General Partner or its assets or any affiliate of our General Partner or its assets. Our Partnership Agreement provides that any action taken by our General Partner or by our directors to limit the liability of our General Partner or our directors is not a breach of the fiduciary duties of our General Partner or our directors, even if we could have obtained terms that are more favorable without the limitation on liability.

Common unitholders will have no right to enforce obligations of our General Partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our General Partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our General Partner and its affiliates in our favor.

Contracts between us, on the one hand, and our General Partner and its affiliates, on the other, will not be the result of arm’s-length negotiations.

Neither our Partnership Agreement nor any of the other agreements, contracts and arrangements between us and our General Partner and its affiliates are or will be the result of arm’s-length negotiations. Our Partnership Agreement generally provides that any affiliated transaction, such as an agreement, contract or arrangement between us and our General Partner and its affiliates, must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

Our Manager, which will provide certain management and administrative services to us, may also enter into additional contractual arrangements with any of its affiliates on our behalf; however, there is no obligation of any affiliate of our Manager to enter into any contracts of this kind.

Common units are subject to our General Partner’s limited call right.

Our General Partner may exercise its right to call and purchase common units as provided in the Partnership Agreement or assign this right to one of its affiliates or to us. Our General Partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. Our General Partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, a common unitholder may have common units purchased from the unitholder at an undesirable time or price.

We may choose not to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our Board of Directors. Attorneys, independent accountants and others who perform services for us are selected by our Board of Directors or the conflicts committee and may perform services for our General Partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our General Partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Our General Partner’s affiliates, including our Sponsor, may compete with us.

Our Partnership Agreement provides that our General Partner will be restricted from engaging in any business activities other than acting as our General Partner and those activities incidental to its ownership of interests in us. In addition, our Partnership Agreement provides that our General Partner, for so long as it is General Partner of our partnership, will cause its affiliates not to engage in, by acquisition or otherwise, the businesses described above. Similarly, under the Omnibus Agreement, our Sponsor has agreed not to engage in the businesses described above. Except as provided in our Partnership Agreement and the Omnibus Agreement, affiliates of our General Partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us.

Fiduciary Duties

Our General Partner and its affiliates are accountable to us and our unitholders as fiduciaries. Fiduciary duties owed to unitholders by our General Partner and its affiliates are prescribed by law and the Partnership Agreement. The Partnership Act provides that Marshall Islands partnerships may, in their Partnership Agreement, restrict or expand the fiduciary duties owed by our General Partner and its affiliates to the limited partners and the partnership. Our directors are subject to the same fiduciary duties as our General Partner, as restricted or expanded by the Partnership Agreement.

Our Partnership Agreement contains various provisions restricting the fiduciary duties that might otherwise be owed by our General Partner or by our directors. We have adopted these provisions to allow our General Partner and our directors to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because our officers and directors have fiduciary duties to our Sponsor, as well as to our unitholders. These modifications disadvantage the common unitholders because they restrict the rights and remedies that would otherwise be available to unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below. The following is a summary of:

•	the fiduciary duties imposed on our General Partner and our directors by the Partnership Act;

•	material modifications of these duties contained in our Partnership Agreement; and

•	certain rights and remedies of unitholders contained in the Partnership Act.

Marshall Islands law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a Partnership Agreement providing otherwise, would generally require a General Partner and the directors of a Marshall Islands limited partnership to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a Partnership Agreement providing otherwise, would generally prohibit a General Partner or the directors of a Marshall Islands limited partnership from taking any action or engaging in any transaction where a conflict of interest is present.

Partnership Agreement modified standards	Our Partnership Agreement contains provisions that waive or consent to conduct by our General Partner and its affiliates and our directors that might otherwise raise issues as to compliance with fiduciary duties under the laws of the Marshall Islands. For example, our Partnership Agreement provides that when our General Partner is acting in its capacity as our General Partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under the laws of the Marshall Islands. In addition, when our General Partner is acting in its individual capacity, as opposed to in its capacity as our General Partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards reduce the obligations to which our General Partner and our Board of Directors would otherwise be held. Our Partnership Agreement generally provides that affiliated transactions and resolutions of conflicts of interest not involving a vote of unitholders and that are not approved by our conflicts committee of our Board of Directors must be:

•	on terms no less favorable to us than those generally being provided to or available from unrelated third parties; or

•	“fair and reasonable” to us, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to us).

If our Board of Directors does not seek approval from the conflicts committee, and our Board of Directors determines that the resolution or course of action taken with respect to the conflict of interest satisfies either of the standards set forth in the bullet points above, then it will be presumed that, in making its decision, our Board of Directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards reduce the obligations to which our Board of Directors would otherwise be held.

In addition to the other more specific provisions limiting the obligations of our General Partner and our directors, our Partnership Agreement further provides that our General Partner and our officers and directors, will not be liable for monetary damages to us or our limited partners for errors of judgment or for any acts or omissions unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that our General Partner or our officers or directors engaged in actual fraud or willful misconduct.

Rights and remedies of unitholders	The provisions of the Partnership Act resemble the provisions of the limited partnership act of Delaware. For example, like Delaware, the Partnership Act favors the principles of freedom of contract and enforceability of Partnership Agreement and allows the Partnership Agreement to contain terms governing the rights of the unitholders. The rights of our unitholders, including voting and approval rights and our ability to issue additional units, are governed by the terms of our Partnership Agreement.

As to remedies of unitholders, the Partnership Act permits a limited partner to institute legal action on behalf of the partnership to recover damages from a third party where a General Partner or a Board of Directors has refused to institute the action or where an effort to cause a General Partner or a Board of Directors to do so is not likely to succeed. These actions include actions against a General Partner for breach of its fiduciary duties or of the Partnership Agreement.

In becoming one of our limited partners, a common unitholder effectively agrees to be bound by the provisions in the Partnership Agreement, including the provisions discussed above. The failure of a limited partner or transferee to sign a Partnership Agreement does not render the Partnership Agreement unenforceable against that person.

Under the Partnership Agreement, we must indemnify our General Partner and our directors and officers to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our General Partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons engaged in actual fraud or willful misconduct. We also must provide this indemnification for criminal proceedings when our General Partner or these other persons acted with no reasonable cause to believe that their conduct was unlawful. Thus, our General Partner and our directors and officers could be indemnified for their negligent acts if they met the requirements set forth above. To the extent that these provisions purport to include indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, in the opinion of the Securities and Exchange Commission, such indemnification is contrary to public policy and therefore unenforceable. See “The Partnership Agreement—Indemnification.”

DESCRIPTION OF NOTES

The following description is only a summary of certain provisions of the Notes and the Indenture. You should read those documents in their entirety because they, and not this description, define your rights as holders of the Notes. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (or the TIA), and to all of the provisions of the Indenture and those terms made a part of the Indenture by reference to the TIA. Unless the context requires otherwise, all references to “we,” “us,” “our” and the “Partnership” in this section refer solely to Dynagas LNG Partners LP, the issuer of the Notes, and not to any of its subsidiaries, and all references to the “Co-Issuer,” refer to Dynagas Finance Inc., the co-issuer of the Notes. Dynagas LNG Partners LP and Dynagas Finance Inc. shall together be referred to as the “Issuers” of the Notes.

General

The Notes will be issued under an indenture to be dated as of                     , 2014 (or the Base Indenture), between the Issuers and                     , as trustee (or the Trustee), as supplemented by a first supplemental indenture to be dated as of                     , 2014, between the Issuers and the Trustee (or the Supplemental Indenture and, together with the Base Indenture, the Indenture).

The Notes will initially be limited to $             million in aggregate principal amount (or $             million if the underwriters exercise their option to purchase additional Notes in full). The Indenture will not limit the amount of debt securities that the Issuers may issue under the Indenture and will provide that debt securities may be issued from time to time in one or more series. The Issuers may from time to time, without giving notice to or seeking the consent of the holders of the Notes, issue debt securities having the same interest rate, maturity and other terms (except for the issue date, the public offering price and the first interest payment date) as, and ranking equally and ratably with, the Notes. Any additional debt securities having such similar terms, together with the Notes, will constitute a single series of debt securities under the Indenture, including for purposes of voting and redemptions, and any additional debt securities issued as part of the same series as the Notes will be fungible with the Notes for United States federal income tax purposes. No such additional debt securities may be issued if an Event of Default has occurred and is continuing with respect to the Notes. For the avoidance of doubt, so long as no default or Event of Default hereunder would result therefrom, nothing contained herein shall prohibit the Partnership from entering into commercial loans or bank debt, whether secured or unsecured, including without limitation, such debt that may be syndicated.

Other than as described under “—Certain Covenants,” the Indenture and the terms of the Notes will not contain any covenants restricting the operation of our business, our ability to pay dividends, our ability to incur debt or grant liens on our assets or that are designed to afford holders of the Notes protection in a highly leveraged or other transaction involving us that may adversely affect holders of the Notes.

Interest on the Notes will accrue from                     , 2014 until maturity on October 30, 2019. The Issuers will make interest payments on the Notes quarterly on January 30, April 30, July 30 and October 30 of each year, beginning on October 30, 2014, to holders of record at the close of business on January 15, April 15, July 15 or October 15 (whether or not that date is a business day), as the case may be, immediately preceding such interest payment date, and on the maturity date. Interest on the Notes will be computed on the basis of a 360-day year composed of twelve 30-day months.

If any interest payment date would otherwise be a day that is not a business day, that interest payment date will be postponed to the next date that is a business day. If the maturity date of the Notes falls on a day that is not a business day, the related payment of principal and interest will be made on the next business day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next business day.

The Notes will not be entitled to the benefit of any sinking fund.

The Notes will be issued only in fully registered form without coupons and in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The Notes will be represented by one or more global securities registered in the name of a nominee of DTC. Except as described under “—Book-entry System; Delivery and Form,” the Notes will not be issuable in certificated form.

Ranking

The Notes will be our unsubordinated unsecured obligations and will rank equally in right of payment with all our existing and future unsubordinated unsecured indebtedness.

The Notes will rank senior in right of payment to all of our existing and future subordinated indebtedness.

The Notes will effectively rank junior to our current and any future secured indebtedness incurred by us, to the extent of the value of the assets securing such indebtedness. Assuming the Issuers had completed this offering on June 30, 2014, after giving effect to the issuance of our Notes and assuming we held all of the net proceeds of the offering as cash, we and our subsidiaries would have had an aggregate of approximately $             million of debt outstanding (or approximately $             million if the underwriters exercise their option to purchase additional Notes in full). Of such amount, approximately $335.0 million would have been secured debt of our subsidiaries. Please read “Risk Factors Risks of Investing in our Notes—Our Notes will be unsecured obligations and will be effectively subordinated to our secured debt and debt of our subsidiaries.”

The Notes will be obligations of the Issuers and will not be guaranteed by any of our subsidiaries. Accordingly, the Notes will effectively rank junior to all liabilities of our subsidiaries (excluding any amounts owed by such subsidiaries to us). We derive substantially all of our operating income and cash flow from our investments in our subsidiaries. Claims of creditors of our subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including holders of the Notes. As a result, the Notes will be effectively subordinated to creditors, including trade creditors and preferred unitholders, if any, other than us, of our subsidiaries. Please read “Risk Factors—Risks of Investing in our Notes.”

Listing

We intend to apply to list the Notes on the NYSE under the symbol “             .” We expect trading in the Notes to begin within 90 days after                     , 2014, the original issue date of the Notes.

Trading Characteristics

The Notes are expected to trade at a price that takes into account the value of accrued but unpaid interest, if any; thus, purchasers will not pay and sellers will not receive accrued and unpaid interest with respect to the Notes that is not included in the trading price thereof. Any portion of the trading price of a Note received that is attributable to accrued interest will be treated as ordinary interest income for federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss on the disposition of the Note.

Optional Redemption

Except as described under “—Optional Redemption for Changes in Withholding Taxes,” the Notes will not be redeemable at the option of the Issuers prior to maturity.

We or our affiliates may purchase Notes from investors who are willing to sell them from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices. Notes that we or they purchase may, at our or their discretion, be held, resold or canceled.

Additional Amounts

All payments made by or on behalf of either Issuer under or with respect to the Notes will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (or Taxes) unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of the government of the Republic of Marshall Islands or any political subdivision or any authority or agency therein or thereof having power to tax, or any other jurisdiction in which either Issuer (including any successor entity) is organized or is otherwise resident for tax purposes, or any jurisdiction from or through which payment is made (including, without limitation, the jurisdiction of each paying agent) (each a Specified Tax Jurisdiction), will at any time be required to be made from any payments made under or with respect to the Notes, such Issuer will pay such additional amounts (or the Additional Amounts) as may be necessary so that the net amount received in respect of such payments by a holder (including Additional Amounts) after such withholding or deduction will not be less than the amount such holder would have received if such Taxes had not been withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to:

(1)	any Taxes that would not have been so imposed but for the holder or beneficial owner of the Notes having any present or former connection with the Specified Tax Jurisdiction (other than the mere acquisition, ownership, holding, enforcement or receipt of payment in respect of the Notes);

(2)	any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge;

(3)	any Taxes payable other than by deduction or withholding from payments under, or with respect to, the Notes;

(4)	any Taxes imposed as a result of the failure of the holder or beneficial owner of the Notes, to the extent it is legally entitled to do so, to complete, execute and deliver to the Partnership any form or document to the extent applicable to such holder or beneficial owner that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered to the Partnership in order to enable the Issuers to make payments on the Notes without deduction or withholding for Taxes, or with deduction or withholding of a lesser amount, which form or document will be delivered within 60 days of a written request therefor by the Partnership;

(5)	any Taxes that would not have been so imposed but for the beneficiary of the payment having presented a note for payment (in cases in which presentation is required) more than 30 days after the date on which such payment or such note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the holder would have been entitled to Additional Amounts had the note been presented on the last day of such 30-day period);

(6)	any Taxes imposed on or with respect to any payment by the Issuers to the holder if such holder is a fiduciary or partnership or person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment would not have been entitled to Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual holder of such note;

(7)	any Taxes that are required to be deducted or withheld on a payment pursuant to European Council Directive 2003/48/EC or any law implementing, or introduced in order to conform to, such directive; or

(8)	any combination of items (1) through (7) above.

If either Issuer becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes, the Partnership will deliver to the Trustee and paying agent at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Partnership will notify the Trustee and paying agent promptly thereafter but in no event later than two business days prior to the date of payment) an Officer’s

Certificate stating the fact that Additional Amounts will be payable and the amount so payable. The Officer’s Certificate must also set forth any other information necessary to enable the paying agent to pay Additional Amounts to holders on the relevant payment date. The Trustee and paying agent will be entitled to rely solely on such Officer’s Certificate as conclusive proof that such payments are necessary. The Partnership will provide the Trustee and paying agent with documentation satisfactory to the Trustee and paying agent evidencing the payment of Additional Amounts.

Each Issuer will make all withholdings and deductions required by law and will remit the full amount deducted or withheld to the relevant governmental authority on a timely basis in accordance with applicable law. As soon as practicable, the Partnership will provide the Trustee and paying agent with an official receipt or, if official receipts are not obtainable, other documentation satisfactory to the Trustee and paying agent evidencing the payment of the Taxes so withheld or deducted. Upon request, copies of those receipts or other documentation, as the case may be, will be made available by the Trustee and paying agent to the holders of the Notes.

Whenever in the Indenture there is referenced, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, interest or any other amount payable under, or with respect to, the Notes, such reference will be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Each Issuer will indemnify a holder, within 10 business days after written demand therefor, for the full amount of any Taxes paid by such holder to a governmental authority of a Specified Tax Jurisdiction, on or with respect to any payment by on or account of any obligation of such Issuer to withhold or deduct an amount on account of Taxes for which such Issuer would have been obliged to pay Additional Amounts hereunder and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant governmental authority. A certificate as to the amount of such payment or liability delivered to the Partnership by a holder will be conclusive absent manifest error.

Each Issuer will pay any present or future stamp, court, issue, registration, value added, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any Specified Tax Jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Notes, other than, for the avoidance of doubt, any Transfer Taxes, as defined below in “—Transfer and Exchange” (each such tax, a Note Issuance Tax), and such Issuer will indemnify the holders for any such Note Issuance Taxes paid by such holders.

The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor person to either Issuer is organized or any political subdivision or authority or agency thereof or therein.

Optional Redemption for Changes in Withholding Taxes

The Issuers may redeem the Notes, at their option, at any time in whole but not in part, upon not less than 30 nor more than 60 days’ notice (which notice will be irrevocable) by the Partnership, at a redemption price equal to 100% of the outstanding principal amount of Notes, plus accrued and unpaid interest (if any) to, but excluding, the applicable redemption date and all Additional Amounts (if any) then due and which will become due on the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date and Additional Amounts (if any) in respect thereof), in the event that the Partnership determines in good faith that either Issuer has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, Additional Amounts and such obligation cannot be avoided by taking reasonable measures available to such Issuer (including making payment through a paying agent located in another jurisdiction), as a result of:

(1)	a change in or an amendment to the laws (including any regulations or rulings promulgated thereunder) of any Specified Tax Jurisdiction affecting taxation, which change or amendment is announced and becomes effective on or after the date of the Indenture; or

(2)	any change in or amendment to any official position of a taxing authority in any Specified Tax Jurisdiction regarding the application, administration or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment is announced and becomes effective on or after the date of the Indenture.

Notwithstanding the foregoing, no such notice of redemption may be given earlier than 60 days prior to the earliest date on which such Issuer would be obligated to pay Additional Amounts if a payment in respect of the Notes were then due. Before the Partnership publishes, mails or delivers notice of redemption of the Notes as described above, the Partnership will deliver to the Trustee and paying agent (a) an Officer’s Certificate stating that the Partnership is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the applicable Issuer to so redeem have occurred and (b) an opinion of independent legal counsel of recognized standing satisfactory to the Trustee and paying agent that either Issuer has or will become obligated to pay Additional Amounts as a result of the circumstances referred to in clause (1) or (2) of the preceding paragraph.

The Trustee and paying agent will accept and will be entitled to conclusively rely upon the Officer’s Certificate and opinion of counsel sufficient evidence of the satisfaction of the conditions precedent described above, in which case they will be conclusive and binding on the holders.

Certain Covenants

The Indenture includes the following restrictive covenants. Certain defined terms relevant to the covenants are set forth under “—Certain Definitions and Interpretations” below.

(1)	Pari passu ranking. The Partnership’s payment obligations under the Notes shall at all times rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors save for those whose claims that are preferred solely by any bankruptcy, insolvency, liquidation or other similar laws of general application and for other obligations that are mandatorily preferred by law applying to companies generally.

(2)	Mergers. The Partnership shall not, and shall ensure that no Group Company shall, carry out any merger or other business combination or corporate reorganization involving consolidating the assets and obligations of any of the Group Companies with any other companies or entities not being a member of the Group if such transaction would reasonably be expected to have a Material Adverse Effect.

(3)	De-mergers. The Partnership shall not, and shall ensure that no Group Company shall, carry out any de merger or other corporate reorganization involving splitting any Group Company into two or more separate companies or entities, if such transaction would reasonably be expected to have a Material Adverse Effect.

(4)	Continuation of business. The Partnership shall procure that no material change is made to the general nature or scope of the business of the Group from that carried on at the date of the Indenture, as described in this prospectus, and any business reasonably related, ancillary or complimentary thereto, including without limitation any business in the marine energy transportation sector.

(5)	Disposal of business. The Partnership shall not, and shall ensure that no Group Company shall, sell or otherwise dispose of all or a substantial part of the Group’s aggregate assets or operations, unless:

(a)	the transaction is carried out at fair market value, as determined in good faith by the board of directors of the Partnership; and

(b)	such transaction would not reasonably be expected to have a Material Adverse Effect.

(6)	Related party transactions. The Partnership shall not engage in, or permit any member of the Group to engage in, directly or indirectly, any transaction with any affiliate of Dynagas Holding Ltd. that is not a Group Company (including, without limitation, the purchase, sale or exchange of assets or the rendering of any service), except (i) pursuant to existing agreements and arrangements with such affiliates or (ii) transactions that are (A) approved by a majority of the members of the conflicts committee of the Partnership’s board of directors, (B) on terms no less favorable to the Partnership or such Group member than those generally being provided to or available from unrelated third parties, (C) fair and reasonable to the Partnership or such Group member, as determined in good faith by the board of directors of the Partnership or (D) immaterial in amount or significance to the Partnership or the Group.

(7)	Restricted Payments. The Partnership shall not, and shall not permit any Group Company to, declare or make, or agree to pay or make, directly or indirectly, any Restricted Payment, except (a) Restricted Payments payable solely in equity interests issued by the Partnership and not in cash, (b) a Subsidiary of the Partnership may make Restricted Payments to the Partnership or another Subsidiary and (c) any other Restricted Payments in cash in accordance with applicable law so long as after giving effect thereto no Event of Default has occurred and is continuing and no Default or Event of Default will result therefrom.

(8)	Corporate status. The Partnership shall not, and shall ensure that no Group Company shall change its type of organization or jurisdiction of organization unless (i) such change in type or jurisdiction of organization would not reasonably be expected to have a Material Adverse Effect and (ii) in the case of the Partnership or the Co-Issuer, such change is made pursuant to and in accordance with “—Consolidation, Merger and Sale of Assets.”

(9)	Compliance with laws. The Partnership shall (and shall ensure that all Group Companies shall) comply in all material respects with all laws and regulations it or they may be subject to from time to time (including any environmental laws and regulations) if such failure to comply would reasonably be expected to have a Material Adverse Effect.

(10)	Free Liquidity. The Partnership shall, at any time during the term of the Notes, ensure that the Group on a consolidated basis maintains aggregate Free Liquidity of a minimum of $20,000,000.

(11)	Limitation on Total Borrowings. The Partnership shall not permit Total Borrowings to equal or exceed 75% of Total Assets.

(12)	Limitation on minimum Net Worth. The Partnership shall ensure that Net Worth always exceeds $250,000,000.

(13)

Limitation on Activities of Co-Issuer. Other than as set forth in the indenture governing these notes, the Co-Issuer may not hold any material assets, become liable for any material obligations, engage in any material trade or business, or conduct any material business activity, other than (i) the issuance of its capital stock or other ownership interests to the Partnership, (ii) obtaining money or arranging financing for the Group and (iii) activities incidental thereto; provided that the foregoing restrictions and limitations shall not apply upon the merger or consolidation of the Co-Issuer with the Partnership. So long as the Partnership or any successor to the Partnership under the Notes is an entity other than a corporation there shall be a co-issuer of the Notes that is a wholly owned Subsidiary of the Partnership that is a corporation organized and existing under the laws of the Marshall Islands.

Compliance with clauses (10)-(12) in the preceding paragraph is measured on the last day of each of our fiscal quarters, commencing September 30, 2014. Within 60 days after the end of the first three fiscal quarters each fiscal year and within 120 days after the end of each fiscal year (in each case subject to any extensions or waivers), the Partnership is required to deliver to the Trustee an Officer’s Certificate confirming compliance with each of the covenants described above. Each such certificate will be made available to the holders of the Notes upon request to the Trustee. The Partnership shall mail, within 10 Business Days of the discovery thereof, to all holders of the Notes and Trustee, notice of any Default in compliance with the covenants described above.

Certain Definitions and Interpretations

For purposes of the foregoing provisions, the following definitions shall apply:

“Cash and Cash Equivalents” means, as of a given date, the Partnership’s cash and cash equivalents as determined in accordance with GAAP.

“Default” means an Event of Default or any event or circumstance specified under “—Events of Default” which would (with the giving of notice, lapse of time, determination of materiality or the fulfillment of any other applicable condition or any combination of the foregoing) be an Event of Default under the Indenture.

“Encumbrance” means any encumbrance, mortgage, pledge, lien, charge (whether fixed or floating), assignment by way of security, finance lease, sale and repurchase or sale and leaseback arrangement, sale of receivables on a recourse basis or security interest or any other agreement or arrangement having the effect of conferring security (provided that the foregoing shall not include a pledge of deposit accounts to the extent such pledge does not restrict withdrawal from such accounts).

“Event of Default” means the occurrence of an event or circumstance specified under “—Events of Default.”

“Exchange” means the securities exchange or other reputable marketplace for securities, on which the Notes are listed, or where the Partnership has applied for listing of the Notes.

“Free Liquidity” means, at any time, (i) cash, cash equivalents and marketable securities (with investment grade rating from S&P and/or Moody’s Investors Service) of maturities less than one (1) year, to which the Group shall have free, immediate and direct access each as reflected in the Partnership’s most recent annual or quarterly, consolidated financial statements or (ii) undrawn committed revolving credit lines available to the Group. For the avoidance of doubt, Free Liquidity shall not be subject to any Encumbrance; provided, however, that Free Liquidity shall include cash presented as “Restricted Cash” on the consolidated balance sheet of the Partnership solely as a result of the requirements set forth in the $340.0 million Senior Secured Revolving Credit Facility.

“GAAP” means generally accepted accounting principles in the United States of America, in force on the date of the Indenture.

“General Partner” means Dynagas GP LLC, a limited liability company organized under the laws of the Marshall Islands, which is the general partner of the Partnership.

“Group” means the Partnership and its Subsidiaries, and a “Group Company” means the Partnership or any of its Subsidiaries (as applicable).

“Intangible Assets” means, in respect of the Partnership as of a given date, the intangible assets of the Partnership, if any, presented in the Partnership’s consolidated balance sheet.

“Material Adverse Effect” means a material adverse effect on: (a) the business, financial condition or operations of the Group taken as a whole, (b) the Partnership’s ability to perform and comply with its obligations under the Indenture or the Notes; or (c) the validity or enforceability of the Indenture or the Notes.

“Material Subsidiary” means:

(1)	any Subsidiary whose total consolidated assets represent at least 10% of the total consolidated assets of the Group, or

(2)	any Subsidiary whose total consolidated revenues represent at least 10% of the total consolidated net revenue of the Group.

“Net Worth” means, as of a given date, the result of, without duplication:

(1)	Total Assets; less

(2)	Intangible Assets; less

(3)	Total Borrowings (without giving effect to any fair value adjustments pursuant to FASB’s Accounting Standards Codification 820).

“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any units or shares of any class of capital stock of or other ownership interests in the Partnership or any Subsidiary (as the case may be), or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such shares of capital stock of or other ownership interests in the Partnership or any Subsidiary or any option, warrant or other right to acquire any such shares of capital stock of or other ownership interests in the Partnership or any Subsidiary other than any such payments that may be made by and between or among one or more of the Group Companies.

“Subsidiary” means an entity over which another entity or person has a determining influence due to (i) direct and indirect ownership of shares or other ownership interests, (ii) control of the general partner of any such other entity that is a limited partnership and/or (iii) agreement, understanding or other arrangement. An entity shall always be considered to be the subsidiary of another entity or person if such entity or person has such number of shares or ownership interests so as to represent the majority of the votes in the entity, or has the right to elect or dismiss a majority of the directors in the entity.

“Total Assets” means, in respect of the Partnership on a consolidated basis, as of a given date the aggregate of the following, without duplication:

(1)	all of the assets of the Partnership of the types presented on its consolidated balance sheet; less

(2)	Cash and Cash Equivalents.

“Total Borrowings” means, at any time, on a consolidated basis of the Group, the following, without duplication:

(1)	the outstanding principal amount of any moneys borrowed; plus

(2)	the outstanding principal amount of any acceptance under any acceptance credit; plus

(3)	the outstanding principal amount of any bond, note, debenture or other similar instrument; plus

(4)	the book values of indebtedness under a lease, charter, hire purchase agreement or other similar arrangement which would, in accordance with GAAP, be treated as a finance or capital lease; plus

(5)	the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis or which otherwise meet any requirements for de-recognition under GAAP); plus

(6)	the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (except trade payables) other than any such indebtedness arising from an agreement or arrangement with an affiliate of any member of the Group; plus

(7)	the outstanding principal amount of any indebtedness of any person of a type referred to in the above clauses of this definition which is the subject of a guarantee given by the Partnership to the extent that such guaranteed indebtedness is determined and given a value in respect of the Partnership on a consolidated basis in accordance with GAAP (without duplication); less

(8)	Cash and Cash Equivalents.

Notwithstanding the foregoing, “Total Borrowings” shall not include indebtedness or obligations arising from derivative transactions, such as protecting against interest rate, commodities or currency fluctuations.

Change of Control Permits Holders to Require the Issuers to Purchase Notes

If a Change of Control (as defined below) occurs at any time, you will have the right, at your option, to require the Issuers to purchase for cash any or all of your Notes, or any portion of the principal amount thereof, that is equal to $1,000 or multiple of $1,000. The price the Issuers are required to pay (or the Change of Control Purchase Price) is equal to 101% of the principal amount of the Notes to be purchased plus accrued and unpaid interest to but excluding the Change of Control Purchase Date (unless the Change of Control Purchase Date is after a record date and on or prior to the interest payment date to which such record date relates, in which case the Issuers will instead pay the full amount of accrued and unpaid interest to the holder of record on such record date and the Change of Control Purchase Price will be equal to 101% of the principal amount of the Notes to be purchased). The “Change of Control Purchase Date” will be a date specified by us that is not less than 20 or more than 35 calendar days following the date of our Change of Control notice as described below. Any Notes purchased by the Issuers will be paid for in cash. A “Change of Control” will be deemed to have occurred at the time after the Notes are originally issued if:

(1)	the General Partner or an affiliate of the General Partner ceases to be the general partner of the Partnership;

(2)	Dynagas Holding Ltd. ceases to own, directly or indirectly, a minimum of fifty percent (50%) of the voting rights in the General Partner; or

(3)	Dynagas Holding Ltd. ceases to own, directly or indirectly, a minimum of fifteen percent (15%) of the Partnership.

On or before the 30th day after the occurrence of a Change of Control, we will provide to all holders of the Notes and the Trustee and paying agent a notice of the occurrence of the Change of Control and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing a Change of Control;

•	the date of the Change of Control;

•	the last date on which a holder may exercise the repurchase right;

•	the Change of Control Purchase Price;

•	the Change of Control Purchase Date;

•	the name and address of the paying agent; and

•	the procedures that holders must follow to require the Issuers to purchase their Notes.

Simultaneously with providing such notice, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our website or through such other public medium as we may select.

To exercise the Change of Control purchase right, you must deliver, on or before the third business day (or as otherwise provided in the notice described above) immediately preceding the Change of Control Purchase Date, the Notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Change of Control Purchase Notice” on the reverse side of the Notes duly completed, to the paying agent. Your purchase notice must state:

•	if certificated, the certificate numbers of your Notes to be delivered for purchase or if not certificated, your notice must comply with appropriate DTC procedures;

•	the portion of the principal amount of Notes to be purchased, which must be $1,000 or a multiple thereof; and

•	that the Notes are to be purchased by the Issuers pursuant to the applicable provisions of the Notes and the Indenture.

You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day immediately preceding the Change of Control Purchase Date. The notice of withdrawal shall state:

•	the principal amount of the withdrawn Notes;

•	if certificated Notes have been issued, the certificate numbers of the withdrawn Notes, or if not certificated, your notice must comply with appropriate DTC procedures; and

•	the principal amount, if any, which remains subject to the purchase notice.

The Issuers will be required to purchase the Notes on the Change of Control Purchase Date. You will receive payment of the Change of Control Purchase Price on the later of the Change of Control Purchase Date or the time of book-entry transfer or the delivery of the Notes. If the paying agent holds money or securities sufficient to pay the Change of Control Purchase Price of the Notes on the Change of Control Purchase Date, then:

•	the Notes will cease to be outstanding and interest, including any additional interest, if any, will cease to accrue (whether or not book-entry transfer of the Notes is made or whether or not the Notes are delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the Change of Control Purchase Price).

In connection with any purchase offer pursuant to a Change of Control purchase notice, the Issuers will, if required, comply with the provisions of the tender offer rules under the Exchange Act that may then be applicable to them.

No Notes may be purchased at the option of holders thereof upon a Change of Control if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to the Change of Control Purchase Date.

The Change of Control purchase rights of the holders could discourage a potential acquirer of us. The Change of Control purchase feature, however, is not the result of management’s knowledge of any specific effort to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions.

The term Change of Control is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that the Issuers offer to purchase the Notes upon a Change of Control may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

If a Change of Control were to occur, the Issuers may not have enough funds to pay the Change of Control Purchase Price. The Issuers ability to repurchase the Notes for cash may be limited by restrictions on our ability to obtain funds for such repurchase through dividends from our subsidiaries, the terms of our then existing borrowing arrangements or otherwise. Please read “Risk Factors—Risks Related to the Notes—We may not have the ability to raise the funds necessary to purchase or repurchase our Notes as required upon a change of control, and our existing and future debt may contain limitations on our ability to purchase or repurchase our Notes.” If the Issuers fail to purchase the Notes when required following a Change of Control, the Issuers will be in Default under the Indenture. In addition, we have, and the Issuers may in the future incur, other indebtedness with similar change in control provisions permitting our holders to accelerate or to require the Issuers to purchase their indebtedness upon the occurrence of similar events or on some specific dates.

Consolidation, Merger and Sale of Assets

Neither the Partnership nor the Co-Issuer may consolidate with or merge with or into, any other person or sell, assign, convey, transfer, lease its properties and assets as an entirety or substantially as an entirety to any person, unless:

•	the successor person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of the Republic of the Marshall Islands, the United States of America, any State of the United States or the District of Columbia, the Commonwealth of the Bahamas, the Republic of Liberia, the Republic of Panama, the Commonwealth of Bermuda, the British Virgin Islands, the Cayman Islands, the Isle of Man, Cyprus, Norway, Greece, Hong Kong, the United Kingdom, Malta, any Member State of the European Union and any other jurisdiction generally acceptable, as determined in good faith by the board of directors of the Partnership, to institutional lenders in the shipping industries, and expressly assumes by supplemental indenture all of the obligations of the Partnership or the Co-Issuer, as applicable, under the Notes and the Indenture;

•	immediately after giving effect to the transaction, no Event of Default shall have occurred and be continuing; and

•	other conditions specified in the Indenture are met.

Upon any consolidation, merger, sale, assignment, conveyance, transfer or lease of the properties and assets of the Partnership or the Co-Issuer, as applicable, in accordance with the foregoing provisions, the successor person formed by such consolidation or into which the Partnership or the Co-Issuer, as applicable, is merged or to which such sale, assignment, conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Partnership or the Co-Issuer, as applicable, under the Indenture; and thereafter, except in the case of a lease, the Partnership or the Co-Issuer, as applicable, shall be released from all obligations and covenants under this Indenture and the Notes.

Events of Default

The Notes are subject to the following events of default:

(1)	failure to pay principal of or any premium when due;

(2)	failure to pay any interest when due, continued for thirty (30) calendar days;

(3)	failure to perform or comply with the provisions of the Indenture relating to mergers and similar events;

(4)	failure to provide notice of a Change of Control or to repurchase Notes tendered for repurchase following the occurrence of a Change of Control in conformity with the covenant set forth under the caption “—Change of Control Permits Holders to Require the Issuers to Purchase Notes;”

(5)	failure to perform any of the other covenants in the Indenture, continued for 60 days after written notice has been given by the Trustee, or the holders of at least 25% in principal amount of the outstanding Notes, as provided in the Indenture;

(6)	any debt for borrowed money of the Group or any Group Member having an aggregate principal amount of $50,000,000 or more in the aggregate for all such debt of all such persons (i) is subject to an event of default that results in such debt being immediately due and payable prior to its scheduled maturity or (ii) is subject to a failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period;

(7)	any final non-appealable judgment or decree for the payment of money in excess of $50,000,000 is entered against any Group Company and remains outstanding for a period of 90 consecutive days following entry of such final non-appealable judgment or decree and is not discharged, waived or stayed; and

(8)	certain events of bankruptcy, insolvency or reorganization affecting the Issuers or any Material Subsidiary.

If an Event of Default, other than an Event of Default described in clause (8) above, occurs and is continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the outstanding Notes may declare the principal amount of the Notes to be due and payable immediately. If an Event of Default described in clause (8) above occurs, the principal amount of the Notes and accrued and unpaid interest, if any, will automatically become immediately due and payable.

After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal and any premium, interest or Additional Amounts which have become due as a result of such acceleration, have been cured or waived.

Notwithstanding the foregoing, if we so elect, the sole remedy under the Indenture for an Event of Default relating to (i) our failure to file with the Trustee pursuant to Section 314(a)(1) of the Trust Indenture Act any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act, or (ii) the failure to comply with our reporting obligations to the Trustee and the SEC, as described under “—Reports” below will, after the occurrence of such an Event of Default, consist exclusively of the right to receive additional interest on the Notes at an annual rate equal to (a) 0.25% per annum of the outstanding principal amount of the Notes for each day during the 90-day period beginning on, and including, the date on which such Event of Default first occurs and on which such Event of Default is continuing; and (b) 0.50% per annum of the outstanding principal amount of the Notes for each day during the 90-day period beginning on, and including, the 91st day following, and including the date on which such Event of Default first occurs and on which such Event of Default is continuing. In the event we do not elect to pay the additional interest upon an Event of Default in accordance with this paragraph, the Notes will be subject to acceleration as provided above. This additional interest will be payable in arrears on the same dates and in the same manner as regular interest on the Notes. On the 181st day after such Event of Default first occurs (if not waived or cured prior to such 181st day), such additional interest will cease to accrue and the Notes will be subject to acceleration as provided above. The provisions of the Indenture described in this paragraph will not affect the rights of holders of Notes in the event of the occurrence of any other Events of Default.

In order to elect to pay additional interest as the sole remedy during the first 180 days after the occurrence of an Event of Default relating to the failure to comply with the reporting obligations in accordance with the immediately preceding paragraph, we must notify all holders of record of Notes and the Trustee and paying agent of such election on or before the close of business on the fifth business day prior to the date on which such Event of Default would otherwise occur. Upon our failure to timely give such notice or pay additional interest, the Notes will be immediately subject to acceleration as provided above.

The Trustee will not be obligated to exercise any of its rights or powers at the request of the holders unless the holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Subject to the Indenture, applicable law and upon providing indemnification satisfactory to the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes. The Indenture will provide that in the event an Event of Default has occurred and is continuing, the Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use in the conduct of such person’s own affairs. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder.

No holder will have any right to institute any proceeding, judicial or otherwise, with respect to or under the Indenture, or for the appointment of a receiver or a Trustee, or for any other remedy under the Indenture unless:

•	the holder has previously given the Trustee written notice of a continuing Event of Default;

•	the holders of not less than 25% in aggregate principal amount of the Notes then outstanding have made a written request and have offered indemnity satisfactory to the Trustee against the costs, expenses and liabilities to be incurred in compliance with such request to institute such proceeding as Trustee; and

•	the Trustee has failed to institute such proceeding within 60 days after such notice, request and offer and has not received from the holders of a majority in aggregate principal amount of the Notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or interest on any Note on or after the applicable due date in accordance with the Indenture.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding Notes may waive any Default or Event of Default unless:

•	the Issuers fail to pay the principal of or any interest on any Note when due;

•	the Issuers fail to comply with any of the provisions of the Indenture that would require the consent of the holder of each outstanding Note affected.

The Indenture provides that within 120 days after the Trustee receives written notice of a Default, the Trustee shall transmit by mail to all holders, notice of such Default hereunder, unless such Default shall have been cured or waived. Except in the case of a Default in the payment of principal of or interest on any note, the Trustee may withhold notice if and so long as the Trustee in good faith determines that withholding notice is in the best interest of the holders.

Each holder shall have the right to receive payment or delivery, as the case may be, of:

•	the principal (including the Change of Control Purchase Price, if applicable) of;

•	accrued and unpaid interest, if any, on; and

•	Additional Amounts, if any, on

its Notes, on or after the respective due dates expressed or provided for in the Indenture, or to institute suit for the enforcement of any such payment or delivery, as the case may be, and such right to receive such payment or delivery, as the case may be, on or after such respective dates shall not be impaired or affected without the consent of such holder.

Modification and Waiver

The Issuers and the Trustee may amend or supplement the Indenture with respect to the Notes with the consent (including consents obtained in connection with any tender offer or exchange offer) of the holders of a majority in aggregate principal amount of the outstanding Notes. In addition, the holders of a majority in aggregate principal amount of the outstanding Notes may waive the Issuers’ compliance in any instance with any provision of the Indenture without notice to the other holders of Notes. However, no amendment, supplement or waiver may be made without the consent of each holder of outstanding Notes adversely affected thereby in any material respect if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of or any interest on the Notes;

•	reduce the principal amount of or interest on the Notes;

•	change the currency of payment of principal of or interest on the Notes or change any Note’s place of payment;

•	impair the right of any holder to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on, or with respect to, the Notes;

•	modify the provisions with respect to the purchase rights of the holders as described above under “—Change of Control Permits Holders to Require the Issuers to Purchase Notes” in a manner adverse to holders of Notes;

•	change the ranking of the Notes;

•	change the Issuers’ obligation to pay Additional Amounts on any Note; or

•	modify provisions with respect to modification, amendment or waiver (including waiver of Events of Default), except to increase the percentage required for modification, amendment or waiver or to provide for consent of each affected holder of the Notes.

The Issuers and the Trustee may amend or supplement the Indenture or the Notes without notice to, or the consent of, the holders of the Notes to:

•	cure any ambiguity, omission, defect or inconsistency that does not adversely affect the rights of any holder of the Notes in any material respect;

•	provide for the assumption by a successor of the Issuers’ obligations under the Indenture;

•	secure the Notes;

•	add to our covenants for the benefit of the holders or surrender any right or power conferred upon the Issuers;

•	to comply with the requirements of the Trust Indenture Act and rules promulgated under the Trust Indenture Act; or

•	make any change that does not adversely affect the rights of any holder in any material respect.

The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, we are required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment.

Satisfaction and Discharge

The Issuers may satisfy and discharge their obligations under the Indenture by delivering to the registrar for cancellation all outstanding Notes or depositing with the Trustee or delivering to the holders, as applicable, after all outstanding Notes have become due and payable, or will become due and payable at their stated maturity within one year, cash sufficient to pay and discharge the entire indebtedness on all of the outstanding Notes and all other sums payable under the Indenture by the Issuers. Such discharge is subject to terms contained in the Indenture.

If the Issuers satisfy and discharge their obligations under the Indenture, the Issuers will be released from their obligations in the provisions described under “Change of Control Permits Holders to Require the Issuers to Purchase Notes.”

Defeasance

The Issuers may terminate at any time all their obligations with respect to the Notes and the Indenture, which we refer to as “legal defeasance,” except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Issuers may also terminate at any time the Issuers’ obligations with respect to the Notes under the covenants described under “—Change of Control Permits Holders to Require the Issuers to Purchase Notes,” “—Certain Covenants” and “—Reports,” and the operation of certain Events of Default, which we refer to as “covenant defeasance.” The Issuers may exercise the legal defeasance option notwithstanding their prior exercise of the covenant defeasance option.

If the Issuers exercise their legal defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise the covenant defeasance option with respect to the Notes, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), clause (5) (with respect to the covenants described under “—Certain Covenants” or “—Reports”), clause (6) or clause (7).

The legal defeasance option or the covenant defeasance option with respect to the Notes may be exercised only if:

(1)	the Issuers irrevocably deposit in trust with the Trustee cash or U.S. Government obligations or a combination thereof for the payment of principal of and interest and Additional Amounts, if any, on the Notes to maturity,

(2)	such defeasance or covenant defeasance does not constitute a default under the Indenture or any other material agreement or instrument binding the Issuers,

(3)	no Event of Default has occurred and is continuing on the date of such deposit and, with respect to defeasance only, at any time during the period ending on the 123rd day after the date of such deposit (other than, if applicable, an Event of Default with respect to the Notes resulting from the borrowing of funds to be applied to such deposits),

(4)	in the case of the legal defeasance option, the Issuers deliver to the Trustee an opinion of counsel stating that:

(a)	the Issuers have received from the IRS a letter ruling, or there has been published by the IRS a revenue ruling, or

(b)	since the date of the Indenture, there has been a change in the applicable U.S. Federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred,

(5)

in the case of the covenant defeasance option, the Issuers deliver to the Trustee an opinion of counsel to the effect that the holders of the Notes will not recognize income, gain or loss for U.S. Federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred,

(6)	the Issuers deliver to the Trustee an opinion of counsel to the effect that, after the 123rd day after the date of deposit, all money and U.S. Government obligations (or other property as may be provided pursuant to the terms of the Indenture) (including the proceeds thereof) deposited or caused to be deposited with the Trustee (or other qualifying trustee) to be held in trust will not be subject to any case or proceeding (whether voluntary or involuntary) in respect of the Partnership under any U.S. Federal or State bankruptcy, insolvency, reorganization or other similar law, or any decree or order for relief in respect of the Partnership issued in connection therewith, and

(7)	we deliver to the Trustee an Officer’s Certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the Notes have been complied with as required by the Indenture.

If the Issuers defease their obligations under the Indenture, the Issuers will be released from their obligations in the provisions described under “—Change of Control Permits Holders to Require the Issuers to Purchase Notes.”

Transfer and Exchange

We will maintain an office in New York City where the Notes may be presented for registration of transfer or exchange. This office will initially be an office or agency of the Trustee. No service charge will be imposed by us, the Trustee or the registrar for any registration of transfer or exchange of Notes, but any tax or similar governmental charge required by law or permitted by the Indenture because a holder requests any Notes to be issued in a name other than such holder’s name will be paid by such holder (each such tax or similar governmental charge, a Transfer Tax). We are not required to transfer or exchange any Note surrendered for purchase except for any portion of that Note not being purchased.

We reserve the right to:

•	vary or terminate the appointment of the security registrar or paying agent;

•	appoint additional paying agents; or

•	approve any change in the office through which any security registrar or any paying agent acts.

Payment and Paying Agents

Payments in respect of the principal and interest on global notes registered in the name of DTC or its nominee will be payable to DTC or its nominee, as the case may be, in its capacity as the registered holder under the Indenture. In the case of certificated Notes, payments will be made in U.S. dollars at the office of the Trustee or, at our option, by check mailed to the holder’s registered address (or, if requested by a holder of more than $1,000,000 principal amount of Notes, by wire transfer to the account designated by such holder). The Issuers will make any required interest payments to the person in whose name each note is registered at the close of business on the record date for the interest payment.

The Trustee will be designated as the Issuers’ paying agent for payments on the Notes. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the Trustee and paying agent shall pay to us upon written request any money held by them for payments on the Notes that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to the Issuers for payment. In that case, all liability of the Trustee or paying agent with respect to that money will cease.

Purchase and Cancellation

The registrar and paying agent (if other than the Trustee) will forward to the Trustee any Notes surrendered to them by holders for transfer, exchange or payment. All Notes delivered to the Trustee shall be cancelled promptly by the Trustee in the manner provided in the Indenture and may not be reissued or resold. No Notes shall be authenticated in exchange for any Notes cancelled, except as provided in the Indenture.

We may, to the extent permitted by law, and directly or indirectly (regardless of whether such Notes are surrendered to us), purchase Notes in the open market or by tender offer at any price or by private agreement.

Reports

So long as any Notes are outstanding, we will (i) file with the SEC within the time periods prescribed by its rules and regulations and applicable to us and (ii) furnish to the Trustee and the holders of the Notes within 15 days after the date on which we would be required to file the same with the SEC pursuant to its rules and regulations (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act):

(1)	all financial information to the extent required of us to be contained in Forms 20-F and, with respect to the annual consolidated financial statements only, a report thereon by our independent auditors.

We shall not be required to file any report or other information with the SEC if the SEC does not permit such filing, although such reports will be required to be furnished to the Trustee. Documents filed by us with the SEC via the EDGAR system will be deemed to have been furnished to the Trustee and the holders of the Notes as of the time such documents are filed via EDGAR; provided, however, that the Trustee shall have no obligation whatsoever to determine whether or not such filing has occurred.

Replacement of Notes

We will replace mutilated, destroyed, stolen or lost Notes at the expense of the holder upon delivery to the Trustee of the mutilated Notes, or evidence of the loss, theft or destruction of the Notes satisfactory to us and the Trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the Trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Notices

Except as otherwise described herein, notice to registered holders of the Notes will be given to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing or electronic delivery. Whenever a notice is required to be given by us, such notice may be given by the Trustee on our behalf (and we will make any notice we are required to give to holders available on our website).

Governing Law

The Indenture and the Notes will be governed by and construed in accordance with the laws of the State of New York without regard to conflicts of laws.

Concerning the Trustee

The Trustee, in its individual and any other capacity, may make loans to, accept deposits from, and perform services for the Issuers as if it were not the Trustee; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture will provide that in case an Event of Default shall occur and be continuing (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of such person’s own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of the Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

                          will be the Trustee under the Indenture. Initially, the Trustee will also act as the paying agent, registrar and custodian for the Notes.

Book-entry System; Delivery and Form

Global Notes

The Issuers will issue the Notes in the form of one or more global notes in definitive, fully registered, book-entry form.

The global notes will be deposited with or on behalf of DTC and registered in the name of Cede & Co., as nominee of DTC.

DTC, Clearstream and Euroclear

Beneficial interests in the global notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may hold interests in the global notes through either DTC (in the United States), Clearstream Banking, société anonyme, Luxembourg, which we refer to as Clearstream, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which we refer to as Euroclear, in Europe, either directly if they are participants in such systems or indirectly through organizations that are participants in such systems. Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC.

We have obtained the information in this section concerning DTC, Clearstream and Euroclear and the book-entry system and procedures from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

We understand that:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under Section 17A of the Exchange Act.

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

•	Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations.

•	DTC is owned by a number of its direct participants and by The New York Stock Exchange, Inc., the American Stock Exchange, LLC and the Financial Industry Regulatory Authority, Inc. (successor to the National Association of Securities Dealers, Inc.).

•	Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly.

•	The rules applicable to DTC and its direct and indirect participants are on file with the SEC.

We understand that Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions between its customers through electronic book-changes in accounts of its customers, thereby eliminating the need for physical movement of certificates. Clearstream provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Section. Clearstream customers are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations and may include the underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer either directly or indirectly.

We understand that Euroclear was created in 1968 to hold securities for participants of Euroclear and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V., which we refer to as the Euroclear Operator, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation, which we refer to as the Cooperative. All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers, and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

We understand that the Euroclear Operator is licensed by the Belgian Banking and Finance Commission to carry out banking activities on a global basis. As a Belgian bank, it is regulated and examined by the Belgian Banking and Finance Commission.

We have provided the descriptions of the operations and procedures of DTC, Clearstream and Euroclear in this prospectus supplement solely as a matter of convenience, and we make no representation or warranty of any kind with respect to these operations and procedures. These operations and procedures are solely within the control of those organizations and are subject to change by them from time to time. None of the Issuers, the underwriters or the Trustee takes any responsibility for these operations or procedures, and you are urged to contact DTC, Clearstream and Euroclear or their participants directly to discuss these matters.

We expect that under procedures established by DTC:

•	upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•	ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

The laws of some jurisdictions may require that purchasers of securities take physical delivery of those securities in definitive form. Accordingly, the ability to transfer interests in the Notes represented by a global note to those persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in Notes represented by a global note to pledge or transfer those interests to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the Notes represented by that global note for all purposes under the Indenture and under the Notes. Except as provided below, owners of beneficial interests in a global note will not be entitled to have Notes represented by that global note registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes and will not be considered the owners or holders thereof under the Indenture or under the Notes for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if that holder is not a direct or indirect participant, on the procedures of the participant through which that holder owns its interest, to exercise any rights of a holder of Notes under the Indenture or a global note.

Neither the Issuers nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by DTC, Clearstream or Euroclear, or for maintaining, supervising or reviewing any records of those organizations relating to the Notes.

Payments on the Notes represented by the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We expect that DTC or its nominee, upon receipt of any payment on the Notes represented by a global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the global note as shown in the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global note held through such participants will be governed by standing instructions and customary practice as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. The participants will be solely responsible for those payments.

Distributions on the Notes held beneficially through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively referred to herein as the Terms and Conditions). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants and has no record of or relationship with persons holding through Euroclear participants.

Distributions on the Notes held beneficially through Euroclear will be credited to the cash accounts of its participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for Euroclear.

Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available funds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds. Secondary market trading between Clearstream customers and/or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream and Euroclear, as applicable, and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream customers or Euroclear participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by the U.S. depositary. Such cross-market transactions, however, will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving the Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream customers and Euroclear participants may not deliver instructions directly to their U.S. depositaries.

Because of time-zone differences, credits of the Notes received in Clearstream or Euroclear as a result of a transaction with a DTC participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. Such credits or any transactions in the Notes settled during such processing will be reported to the relevant Clearstream customers or Euroclear participants on such business day. Cash received in Clearstream or Euroclear as a result of sales of the Notes by or through a Clearstream customer or a Euroclear participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream and Euroclear have agreed to the foregoing procedures to facilitate transfers of the Notes among participants of DTC, Clearstream and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Certificated Notes

The Issuers will issue certificated Notes to each person that DTC identifies as the beneficial owner of the Notes represented by a global note upon surrender by DTC of the global note if:

•	DTC notifies us that it is no longer willing or able to act as a depositary for such global note or ceases to be a clearing agency registered under the Exchange Act, and we have not appointed a successor depositary within 90 days of that notice or becoming aware that DTC is no longer so registered;

•	an Event of Default under the Indenture has occurred and is continuing, and DTC requests the issuance of certificated Notes; or

•	we determine not to have the Notes represented by a global note.

Neither the Issuers nor the Trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in identifying the beneficial owners of the Notes. We and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the certificated Notes to be issued.

DESCRIPTION OF OTHER INDEBTEDNESS

	Amounts Outstanding as of
Our Loan Agreements	June 30, 2014	December 31, 2013	December 31, 2012
	(In millions of U.S. dollars)
$128 Million Clean Force Credit Facility	$—	$—	$87,625
$150 Million Clean Energy Credit Facility	$—	$—	$139,500
$193 Million Ob River Credit Facility	$—	$—	$153,590
2013 Senior Secured Revolving Credit Facility	$—	$214,085	$—
$340 Million Senior Secured Revolving Credit Facility	$335,000	$—	$—

Total interest bearing debt	$335,000	$214,085	$380,715

$140 Million Shareholder Loan

On February 9, 2004, we entered into a $140 million unsecured credit facility with a corporation owned by members of the Prokopiou Family. We used the proceeds from this facility to partially finance the construction costs of the vessels in our Initial Fleet and for working capital to fund general corporate purposes. This facility bore no interest, and was fully repaid in April 2012.

$30 Million Revolving Credit Facility

On November 18, 2013, concurrently with the consummation of our IPO, we entered into an interest free $30.0 million revolving credit facility with our Sponsor, with an original term of five years from the closing date, to be used for general partnership purposes. As of December 31, 2013, $5.5 million was outstanding under the facility, which was repaid early in January 2014.

$128 Million Clean Force Credit Facility

On May 9, 2006 we entered into a $128 million secured credit facility with The Royal Bank of Scotland NV (ex ABN Amro Bank NV), to partly finance the acquisition of the Clean Force. This facility bore interest at LIBOR plus a margin and was repayable in 48 consecutive quarterly installments of $2.1 million each over 12 years plus a balloon payment of $26 million due at maturity. This facility was secured by, among other things, a first priority mortgage over the Clean Force. In connection with our IPO, the then outstanding loan balance of $79.1 million was fully repaid from a portion of the proceeds from the IPO and the proceeds from our 2013 Senior Secured Revolving Credit Facility and the related security under the facility was released.

$129.75 Million Clean Energy Credit Facility

On May 9, 2005 we entered into a $129.75 million secured credit facility with The Royal Bank of Scotland plc. to partly finance the acquisition of the Clean Energy. This facility bore interest at LIBOR plus a margin. This facility was repayable in 40 consecutive quarterly installments of $1.8 million each, plus a balloon payment of $57.8 million due at maturity in 2017. As of December 31, 2011, the outstanding balance of this facility was $95.6 million, which was subsequently repaid and refinanced in full on March 2012 upon our entrance into the $150 Million Clean Energy Credit Facility.

$150 Million Clean Energy Credit Facility

On January 30, 2012, we entered into a secured loan facility for up to $150 million with Credit Suisse to refinance our $129.75 Million Clean Energy Credit Facility. This facility bore interest at LIBOR plus a margin, and was repayable in 20 consecutive quarterly installments of $3.5 million each, plus a balloon payment of $80 million due at maturity in March 2017. This facility was secured by, among other things, a first priority mortgage over the Clean Energy and a 2005-built panamax tanker which is beneficially owned by members of the Prokopiou Family. In connection with our IPO, the then outstanding loan balance of $129 million was fully repaid from a portion of the proceeds of the IPO and our 2013 Senior Secured Revolving Credit Facility and the related security under the facility was released.

$193 Million Ob River Credit Facility

On October 20, 2005 we entered into a ten-year $123 million credit facility with The Royal Bank of Scotland plc to partly finance the acquisition of the Ob River, which we refer to as the First Ob River Credit Facility. On February 29, 2012, we amended and restated the First Ob River Credit Facility to refinance our indebtedness under the loan by increasing the amount available to $193 million. This facility bore interest at LIBOR plus a margin and was repayable in two tranches. Under the first tranche, $92.2 million of existing debt was repayable in 22 quarterly installments of $1.7 million each over 5.5 years, with a balloon payment of $54.6 million due in July 2017. Under the second tranche, $70.0 million of new indebtedness was repayable in 20 quarterly installments of $3.5 million each, beginning October 2012. This facility was secured by, among other things, a first priority mortgage over the Ob River. On October 29, 2013, we agreed with our lender to defer a principal payment installment of $5.2 million payable in October 2013 to the balloon payment due in July 2017. In connection with our IPO, the then outstanding loan balance of $138.0 million was fully repaid from the proceeds of the IPO and our 2013 Senior Secured Revolving Credit Facility and the related security under the facility was released.

The secured credit facilities described above were generally secured by first priority mortgages on our vessels and certain tanker vessels beneficially owned by the Prokopiou Family, guarantees by Dynagas Ltd, assignments of the earnings, insurances and requisition compensation of our vessels, pledges of the operating accounts of our vessels and assignments of rights and interests in charter party agreements. The credit facilities further contained financial and restrictive covenants which required us, among other things, to maintain minimum liquidity of $30 million, maintain an asset coverage ratio of between 125% and 130%, depending on the credit facility, deposit $15 million as collateral into a reserve account at any time the Clean Force is not operating under an approved charter and prohibited us from paying distributions to unitholders, incurring additional indebtedness or reducing our share capital without the prior written consent of our lenders.

As of December 31, 2012 we were not in compliance with certain restrictive and financial covenants in our loan facilities and as a result, all of our outstanding debt was classified as a current liability. On July 19, 2013, one of our lenders declared an event of default under one of our credit facilities. On October 29, 2013, our lenders (i) provided us with their consent to issue guarantees under three of our Sponsor’s credit facilities and to repay the $140 Million Shareholder Loan, and (ii) waived their rights in respect of our non-compliance with the minimum liquidity requirement of $30.0 million contained in the $193 Million Ob River Facility until September 30, 2014, which are described in Note 6 of our audited consolidated financial statements included elsewhere in this prospectus. As also previously discussed, all the above mentioned loans were fully repaid upon consummation of our IPO.

2013 Senior Secured Revolving Credit Facility

On November 14, 2013, in connection with the closing of the IPO, we entered into an agreement with an affiliate of Credit Suisse Securities for a senior secured revolving credit facility of up to $262.1 million of which $214.1 million were drawn upon closing of the IPO, which, together with the net proceeds of the IPO, was used to repay all of our existing outstanding indebtedness at that time, including the $128 Million Clean Force Credit Facility, $150 Million Clean Energy Credit Facility and $193 Million Ob River Credit Facility. We refer to this credit facility as our 2013 Senior Secured Revolving Credit Facility. This facility was secured by a first priority or preferred cross-collateralized mortgage on each of the Clean Force, Clean Energy and Ob River, a first priority assignment of all charters, earnings, insurances and requisition compensation and corporate guarantees. As of December 31, 2013, there was $214.1 million outstanding under this facility and on June 23, 2014 it was repaid in full with a portion of the proceeds under the $340 Million Senior Secured Revolving Credit Facility.

$340 Million Senior Secured Revolving Credit Facility

On June 19, 2014, we entered into an agreement with an affiliate of Credit Suisse Securities (USA) LLC, or Credit Suisse, for a new $340 million senior secured credit facility to refinance $214.1 million then outstanding under our 2013 Senior Secured Revolving Facility and to fund a portion of the purchase price for the Arctic Aurora and the related charter. This facility is secured by a first priority or preferred cross-collateralized mortgage on each of the Clean Force, the Ob River, the Clean Energy and the Arctic Aurora, a specific assignment of the existing charters and a first assignment of earnings and insurances in relation to the vessels. Under this facility, our subsidiaries that directly own the vessels that serve as security under this facility serve as the borrowers and we and Dynagas Equity Holding Ltd. and Dynagas Operating LP, our wholly-owned subsidiaries, serve as guarantors. The facility bears interest at LIBOR plus a margin and is payable in consecutive equal quarterly payments of $5.0 million each commencing on June 30, 2014 and a balloon payment at maturity in March 2021.

Certain of the financial and other covenants require us to:

•	maintain total consolidated liabilities of less than 65% of the total consolidated market value of our adjusted total assets;

•	maintain an interest coverage ratio of at least 3.0 times;

•	maintain minimum liquidity equal to at least $24.0 million;

•	employ at least three vessels in our Fleet on charters with a minimum initial term of at least three years at above breakeven costs;

•	maintain an asset coverage ratio of 130%, meaning that the collateral vessels’ market values shall exceed the total outstanding indebtedness under this facility by 130% at all times; and

•	maintain a hull and machinery and war risks insurance equal to the greater of (i) 120% of the outstanding borrowings under this facility and (ii) the market value of the collateral vessels.

In addition, during the term of this facility, Mr. George Prokopiou, our Chairman, and his family is required to own or control, directly or indirectly, at least 30% of our share capital entitled to vote and 100% of the ownership interests in our General Partner.

Our Sponsor’s Loan Agreements

We had guaranteed three credit agreements of our Sponsor, with outstanding borrowings of an aggregate of up to $795.9 million. The guarantees were provided through certain of our subsidiaries, including the subsidiaries that own the vessels comprising our Fleet. On October 31, 2013 and November 1, 2013, our Sponsor entered into binding commitments with its lenders to amend these three credit agreements and released us from our obligations as guarantor.

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights and privileges available to limited partners under our Partnership Agreement. For a description of the relative rights and privileges of holders of common units and subordinated units in and to partnership distributions, see this section and “Our Cash Distribution Policy and Restrictions on Distributions.” For a description of the rights and privileges of limited partners under our Partnership Agreement, including voting rights, see “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

Computershare Trust Company, N.A. is our registrar and transfer agent for the common units. We pay all fees charged by the transfer agent for transfers of common units, except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If a successor has not been appointed or has not accepted its appointment within 30 days after notice of the resignation or removal, we may, at the direction of our Board of Directors, act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our Partnership Agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our Partnership Agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our Partnership Agreement; and

•	gives the consents and approvals contained in our Partnership Agreement.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our General Partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Please see “Our Cash Distribution Policy and Restrictions on Distributions” for descriptions of the General Partner Interest and the Incentive Distribution Rights.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our Partnership Agreement. We will provide prospective investors with a copy of our Partnership Agreement upon request at no charge.

We summarize the following provisions of our Partnership Agreement elsewhere in this prospectus:

•	with regard to distributions of available cash, see “Our Cash Distribution Policy and Restrictions on Distributions;”

•	with regard to the fiduciary duties of our General Partner and our directors, see “Conflicts of Interest and Fiduciary Duties;” and

•	with regard to the transfer of common units, see “Description of the Common Units—Transfer of Common Units.”

Organization and Duration

We were organized on May 30, 2013 and have perpetual existence.

Purpose

Our purpose under the Partnership Agreement is to engage in any business activities that may lawfully be engaged in by a limited partnership pursuant to the Partnership Act.

Although our Board of Directors has the ability to cause us or our subsidiaries to engage in activities other than liquefied natural gas shipping industry and other maritime LNG infrastructure assets, it has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our General Partner has delegated to our Board of Directors the authority to oversee and direct our operations, management and policies on an exclusive basis.

Cash Distributions

Our Partnership Agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership interests, including to the holders of our incentive distribution rights, as well as to our General Partner in respect of its General Partner interest. For a description of these cash distribution provisions, see “Our Cash Distribution Policy and Restrictions on Distributions.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.” For a discussion of our General Partner’s right to contribute capital to maintain its 0.1% General Partner interest if we issue additional units, see “—Issuance of Additional Securities.”

Voting Rights

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•	during the subordination period, the approval of a majority of the common units, excluding those common units held by our General Partner and its affiliates, voting as a class; and a majority of the subordinated units voting as a single class; and

•	after the subordination period, the approval of a majority of the common units voting as a single class.

In voting their common units and subordinated units our General Partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum or for other similar purposes under our Partnership Agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our General Partner, its affiliates and persons who acquired common units with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

We will hold a meeting of the limited partners every year to elect one or more members of our Board of Directors and to vote on any other matters that are properly brought before the meeting. Our General Partner has the right to appoint two of the five members of our Board of Directors with the remaining three directors being elected by our common unitholders beginning with our 2014 annual meeting of unitholders. Subordinated units will not be voted in the election of the three directors elected by our common unitholders.

Action	Unitholder Approval Required and Voting Rights
Issuance of additional units	No approval rights; Board of Directors approval required for all issuances, which may have a material adverse impact on the General Partner or its interest in our partnership.

Amendment of the Partnership Agreement	Certain amendments may be made by our Board of Directors without the approval of the unitholders. Other amendments generally require the approval of a unit majority. See “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority and approval of our General Partner and our Board of Directors. See “—Merger, Sale, Conversion or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority and approval of our General Partner and our Board of Directors. See “—Termination and Dissolution.”

Reconstitution of our partnership upon dissolution	Unit majority. See “—Termination and Dissolution.”

Election of three of the five members of our Board of Directors	A plurality of the votes of the holders of the common units.

Withdrawal of our General Partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our General Partner and its affiliates, is required for the withdrawal of our General Partner prior to

Action	Unitholder Approval Required and Voting Rights

December 31, 2023 in a manner which would cause a dissolution of our partnership. See “—Withdrawal or Removal of our General Partner.”

Removal of our General Partner	Not less than 66 2/3% of the outstanding units, including units held by our General Partner and its affiliates, voting together as a single class. See “—Withdrawal or Removal of our General Partner.”

Transfer of our General Partner interest in us	Our General Partner may transfer all, but not less than all, of its General Partner interest in us without a vote of our unitholders to an affiliate or another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to such person. The approval of a majority of the common units, excluding common units held by our General Partner and its affiliates, is required in other circumstances for a transfer of the General Partner interest to a third party prior to December 31, 2023. See “—Transfer of General Partner Interest” below.

Transfer of incentive distribution rights	Except for transfers to an affiliate or another person as part of the General Partner’s merger or consolidation with or into, or sale of all or substantially all of its assets to such person, the approval of a majority of the common units, excluding common units held by our General Partner and its affiliates, voting separately as a class, is required in most circumstances for a transfer of the incentive distribution rights to a third party prior to December 31, 2016. See “—Transfer of Incentive Distribution Rights.”

Transfer of ownership interests in our General Partner	No approval required at any time. See “—Transfer of Ownership Interests in General Partner.”

Applicable Law, Forum, Venue and Jurisdiction

Our Partnership Agreement is governed by the Partnership Act. Our Partnership Agreement requires that any claims, suits, actions or proceedings:

•	arising out of or relating in any way to the Partnership Agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the Partnership Agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our General Partner, or owed by our General Partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Partnership Act; and

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, unless otherwise provided for by Marshall Islands law, in connection with any such claims, suits, actions or proceedings; however, a court could rule that such provisions are inapplicable or unenforceable. Any person or entity purchasing or otherwise acquiring any interest in our common units shall be deemed to have notice of and to have consented to the provisions described above. This forum selection provision may limit our unitholders’ ability to obtain a judicial forum that they find favorable for disputes with us or our directors, officers or other employees or unitholders.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Partnership Act and that he otherwise acts in conformity with the provisions of our Partnership Agreement, his liability under the Partnership Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our General Partner;

•	to elect three of our five directors;

•	to approve some amendments to our Partnership Agreement; or

•	to take other action under our Partnership Agreement

constituted “participation in the control” of our business for the purposes of the Partnership Act, then the limited partners could be held personally liable for our obligations under the laws of Marshall Islands, to the same extent as our General Partner. This liability would extend to persons who transact business with us who reasonably believe that the limited partner is a General Partner. Neither our Partnership Agreement nor the Partnership Act specifically provides for legal recourse against our General Partner if a limited partner were to lose limited liability through any fault of our General Partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Marshall Islands case law.

Under the Partnership Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Partnership Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the non-recourse liability. The Partnership Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Partnership Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Partnership Act, a purchaser of units who becomes a limited partner of a limited partnership is liable for the obligations of the transferor to make contributions to the partnership, except that the transferee is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the Partnership Agreement.

Maintenance of our limited liability may require compliance with legal requirements in the jurisdictions in which our subsidiaries conduct business, which may include qualifying to do business in those jurisdictions. Limitations on the liability of limited partners for the obligations of a limited partnership or limited liability company have not been clearly established in many jurisdictions. If, by virtue of our membership interest in an operating subsidiary or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the General Partner, to approve some amendments to the Partnership Agreement, or to take other action under the Partnership Agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our General Partner under the circumstances. We will operate in a manner that our Board of Directors considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Securities

The Partnership Agreement authorizes us to issue an unlimited amount of additional partnership interests and rights to buy partnership interests for the consideration and on the terms and conditions determined by our Board of Directors without the approval of the unitholders. However, our General Partner will be required to approve all issuances of additional partnership interests, which may have a material adverse impact on the General Partner or its interest in us.

We intend to fund acquisitions through borrowings and the issuance of additional common units or other equity securities and the issuance of debt securities. Holders of any additional common units we issue will be entitled to share equally with the then-existing holders of common units in our distributions of available cash. In addition, the issuance of additional common units or other equity securities interests may dilute the value of the interests of the then-existing holders of common units in our net assets.

In accordance with Marshall Islands law and the provisions of our Partnership Agreement, we may also issue additional partnership interests that, as determined by our Board of Directors, have special voting rights to which the common units are not entitled.

Upon issuance of additional partnership interests (other than the issuance of common units upon exercise of the underwriters’ option to purchase additional common units, the issuance of common units in connection with a reset of the incentive distribution target levels or the issuance of partnership interests upon conversion of outstanding partnership interests), our General Partner will have the right, but not the obligation, to make additional capital contributions to the extent necessary to maintain its 0.1% General Partner interest in us. Our General Partner’s interest in us will thus be reduced if we issue additional partnership interests in the future and our General Partner does not elect to maintain its 0.1% General Partner interest in us. Our General Partner and its affiliates will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other equity securities whenever, and on the same terms that, we issue those securities to persons other than our General Partner and its affiliates, to the extent necessary to maintain its and its affiliates’ percentage interest, including its interest represented by common units and subordinated units, that existed immediately prior to each issuance. Other holders of common units will not have similar preemptive rights to acquire additional common units or other partnership interests.

Tax Status

The Partnership has elected to be treated as a corporation for U.S. federal income tax purposes.

Amendment of the Partnership Agreement

General

Amendments to our Partnership Agreement may be proposed only by or with consent of a majority of our Board of Directors. However, our Board of Directors will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, approval of our Board of Directors is required, as well as written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as we describe below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

(1)	increase the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

(2)	increase the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our General Partner or any of its affiliates without the consent of the General Partner, which may be given or withheld at its option;

(3)	change the term of our partnership;

(4)	provide that our partnership is not dissolved upon an election to dissolve our partnership by our General Partner and our Board of Directors that is approved by the holders of a unit majority; or

(5)	give any person the right to dissolve our partnership other than the right of our General Partner and our Board of Directors to dissolve our partnership with the approval of the holders of a unit majority.

The provision of our Partnership Agreement preventing the amendments having the effects described in clauses (1) through (5) above can be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by our General Partner and its affiliates). The owner of our General Partner owns 43.9% of our outstanding common and subordinated units.

No Unitholder Approval

Our Board of Directors may generally make amendments to our Partnership Agreement without the approval of any limited partner to reflect:

(1)	a change in our name, the location of our principal place of business, our registered agent or our registered office;

(2)	the admission, substitution, withdrawal or removal of partners in accordance with our Partnership Agreement;

(3)	a change that our Board of Directors determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any jurisdiction;

(4)	an amendment that is necessary, upon the advice of our counsel, to prevent us or our officers or directors or our General Partner or their or its agents, or trustees from in any manner being subjected to the provisions of the U.S. Investment Company Act of 1940, the U.S. Investment Advisors Act of 1940, or plan asset regulations adopted under the U.S. Employee Retirement Income Security Act of 1974 (or ERISA) whether or not substantially similar to plan asset regulations currently applied or proposed;

(5)	an amendment that our Board of Directors determines to be necessary or appropriate for the authorization of additional partnership interests or rights to acquire partnership interests, including any amendment that our Board of Directors determines is necessary or appropriate in connection with:

•	the adjustments of the minimum quarterly distribution, first target distribution, second target distribution and third target distribution in connection with the reset of our incentive distribution rights as described under “Our Cash Distribution Policy and Restrictions on Distributions—General Partner’s Right to Reset Incentive Distribution Levels;”

•	the implementation of the provisions relating to our General Partner’s right to reset the incentive distribution rights in exchange for common units; or

•	any modification of the incentive distribution rights made in connection with the issuance of additional partnership interests or rights to acquire partnership interests, provided that, any such modifications and related issuance of partnership interests have received approval by a majority of the members of the conflicts committee of our Board of Directors;

(6)	any amendment expressly permitted in the Partnership Agreement to be made by our Board of Directors acting alone;

(7)	an amendment effected, necessitated, or contemplated by a merger agreement that has been approved under the terms of the Partnership Agreement;

(8)	any amendment that our Board of Directors determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by the Partnership Agreement;

(9)	a change in our fiscal year or taxable year and related changes;

(10)	certain mergers or conveyances as set forth in our Partnership Agreement;

(11)	to cure any ambiguity, defect or inconsistency; or

(12)	any other amendments substantially similar to any of the matters described in (1) through (11) above.

In addition, our Board of Directors may make amendments to the Partnership Agreement without the approval of any limited partner or our General Partner if our Board of Directors determines that those amendments:

(1)	do not adversely affect the limited partners (or any particular class of limited partners) or our General Partner in any material respect;

(2)	are necessary or appropriate to satisfy any requirements, conditions, or guidelines contained in any opinion, directive, order, ruling or regulation of any Marshall Islands authority or statute;

(3)	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4)	are necessary or appropriate for any action taken by our Board of Directors relating to splits or combinations of units under the provisions of the Partnership Agreement; or

(5)	are required to effect the intent expressed in this prospectus or the intent of the provisions of the Partnership Agreement or are otherwise contemplated by the Partnership Agreement.

Opinion of Counsel and Unitholder Approval

Our Board of Directors will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “Amendment of the Partnership Agreement—No Unitholder Approval” should occur. No other amendments to our Partnership Agreement will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or privileges of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Action Relating to the Operating Subsidiary

We effectively control, manage and operate our operating subsidiary by being the sole member of its general partner.

Merger, Sale, Conversion or Other Disposition of Assets

A merger or consolidation of us requires the approval of our Board of Directors and the prior consent of our General Partner. However, to the fullest extent permitted by law, our General Partner will have no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In addition, our Partnership Agreement generally prohibits our Board of Directors, without the prior approval of our General Partner and the holders of units representing a unit majority, from causing us to, among other things, sell, exchange, or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation, or other combination, or approving on our behalf the sale, exchange, or other disposition of all or substantially all of the assets of our subsidiaries taken as a whole. Our Board of Directors may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of our assets without the prior approval of the holders of units representing a unit majority. Our General Partner and our Board of Directors may also determine to sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without the approval of the holders of units representing a unit majority.

Our Board of Directors is permitted, without the approval of our unitholders, to convert the Partnership or any of its subsidiaries into a new limited liability entity, to merge the Partnership or any of its subsidiaries into, or convey all of the Partnership’s assets to, another limited liability entity which shall be newly formed and shall have no assets, liabilities or operations at the time of such conversion, merger or conveyance other than those it receives from the Partnership or any of its subsidiaries if (i) the Board of Directors has received an opinion from the Partnership’s counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any limited partner, (ii) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity, and (iii) the governing instruments of the new entity provide the limited partners, the General Partner and the Board of Directors with the same rights and obligations as are herein contained.

If conditions specified in our Partnership Agreement are satisfied, our Board of Directors, with the consent of our General Partner, may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our Partnership Agreement or applicable law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets, or any other transaction or event.

Termination and Dissolution

We will continue as a limited partnership until terminated or converted under our Partnership Agreement. We will dissolve upon:

(1)	the election of our General Partner and our Board of Directors to dissolve us, if approved by the holders of units representing a unit majority;

(2)	at any time there are no limited partners, unless we continue without dissolution in accordance with the Partnership Act;

(3)	the entry of a decree of judicial dissolution of us; or

(4)	the withdrawal or removal of our General Partner or any other event that results in its ceasing to be our General Partner other than by reason of a transfer of its General Partner interest in accordance with the Partnership Agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4), the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in the Partnership Agreement by appointing as General Partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that the action would not result in the loss of limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all of the powers of our Board of Directors that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as provided in “Our Cash Distribution Policy and Restrictions on Distributions—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of our General Partner

Except as described below, it will constitute a breach of our Partnership Agreement by our General Partner to withdraw voluntarily as our General Partner prior to December 31, 2023 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our General Partner and its affiliates, and furnishing an opinion of counsel regarding limited liability. On or after December 31, 2023, our General Partner may withdraw as General Partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the Partnership Agreement. Notwithstanding the foregoing, our General Partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates other than our General Partner and its affiliates. In addition, the Partnership Agreement permits our General Partner in some instances to sell or otherwise transfer all of its General Partner interest in us without the approval of the unitholders. See “—Transfer of General Partner Interest” and “—Transfer of Incentive Distribution Rights.”

Upon withdrawal of our General Partner under any circumstances, other than as a result of a transfer by our General Partner of all or a part of its General Partner interest in us, the holders of a majority of the outstanding common units and subordinated units, voting as separate classes, may select a successor to that withdrawing General Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period of time after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. See “—Termination and Dissolution.”

Our General Partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding common and subordinated units, including units held by our General Partner and its affiliates, voting together as a single class, and we receive an opinion of counsel regarding limited liability. The ownership of more than 33 1/3% of the outstanding units by our General Partner and its affiliates or controlling our Board of Directors would provide the practical ability to prevent our General Partner’s removal. Our General Partner and its affiliates own 44.0% of the outstanding common and subordinated units. Any removal of our General Partner is also subject to the successor general partner being approved by the vote of the holders of a majority of the outstanding common units and subordinated units, voting as a single class.

Our Partnership Agreement also provides that if our General Partner is removed as our General Partner under circumstances where cause does not exist and units held by our General Partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our General Partner will have the right to convert its General Partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our General Partner under circumstances where cause exists or withdrawal of our General Partner where that withdrawal violates the Partnership Agreement, a successor general partner will have the option to purchase the General Partner interest and incentive distribution rights owned by the departing General Partner for a cash payment equal to the fair market value of those interests. Under all other circumstances where our General Partner withdraws or is removed by the limited partners, the departing General Partner will have the option to require the successor general partner to purchase the General Partner interest of the departing General Partner and its incentive distribution rights for their fair market value. In each case, this fair market value will be determined by agreement between the departing General Partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing General Partner and the successor general partner will determine the fair market value. Or, if the departing General Partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing General Partner or the successor general partner, the departing General Partner’s General Partner interest and its incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing General Partner for all amounts due the departing General Partner, including, without limitation, any employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing General Partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our General Partner of all, but not less than all, of its General Partner interest in us to:

•	an affiliate of our General Partner (other than an individual); or

•	another entity as part of the merger or consolidation of our General Partner with or into another entity or the transfer by our General Partner of all or substantially all of its assets to another entity.

Our General Partner may not transfer all or any part of its General Partner interest in us to another person prior to December 31, 2023 without the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our General Partner and its affiliates. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of the General Partner, agree to be bound by the provisions of the Partnership Agreement and furnish an opinion of counsel regarding limited liability.

Our General Partner and its affiliates may at any time transfer units to one or more persons, without unitholder approval.

Transfer of Ownership Interests in General Partner

At any time, the members of our General Partner may sell or transfer all or part of their respective membership interests in our General Partner to an affiliate or a third party without the approval of our unitholders.

Transfer of Incentive Distribution Rights

Our General Partner or its affiliates or a subsequent holder, may transfer its incentive distribution rights to an affiliate of the holder (other than an individual) or another entity as part of the merger or consolidation of such holder with or into another entity, or sale of all or substantially all of its assets to that entity without the prior approval of the unitholders. Prior to December 31, 2016, all other transfers of the incentive distribution rights will require the affirmative vote of holders of a majority of the outstanding common units, excluding common units held by our General Partner and its affiliates. On or after December 31, 2016, the incentive distribution rights may be transferred without unitholder approval.

Change of Management Provisions

The Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Dynagas GP LLC as our General Partner or otherwise change management. If any person or group acquires beneficial ownership of more than 4.9% of any class of units then outstanding, that person or group loses voting rights on all of its units in excess of 4.9% of all such units. Our General Partner, its affiliates and persons who acquired common units with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

The Partnership Agreement also provides that if our General Partner is removed under circumstances where cause does not exist and units held by our General Partner and its affiliates are not voted in favor of that removal:

•	the subordination period will end and all outstanding subordinated units will immediately convert into common units on a one-for-one basis;

•	any existing arrearages in payment of the minimum quarterly distribution on the common units will be extinguished; and

•	our General Partner will have the right to convert its General Partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests

Limited Call Right

If at any time our General Partner and its affiliates hold more than 80% of the then-issued and outstanding partnership interests of any class, our General Partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the remaining partnership interests of the class held by unaffiliated persons as of a record date to be selected by the General Partner, on at least 10 but not more than 60 days’ notice equal to the greater of (x) the average of the daily closing prices of the partnership interests of such class over the 20 trading days preceding the date three days before the notice of exercise of the call right is first mailed and (y) the highest price paid by our General Partner or any of its affiliates for partnership interests of such class during the 90-day period preceding the date such notice is first mailed. Our General Partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right and has no fiduciary duty in determining whether to exercise this limited call right.

As a result of the General Partner’s right to purchase outstanding partnership interests, a holder of partnership interests may have the holder’s partnership interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of common units in the market. See “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Sale, Exchange or Other Disposition of Common Units” and “Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of Non-U.S. Holders—Disposition of Units.”

Our Sponsor owns 3.0% of our common units. At the end of the subordination period, assuming no additional issuances of common units and conversion of all of our subordinated units into common units, our Sponsor will own 43.9% of our common units.

Board of Directors

Under our Partnership Agreement, our General Partner has delegated to our Board of Directors the authority to oversee and direct our operations, policies and management on an exclusive basis, and such delegation will be binding on any successor general partner of the partnership. Our current Board of Directors consists of five members appointed by our General Partner. We expect that Messrs. Levon Dedegian, Alexios Rodopoulos and Evangelos Vlahoulis will satisfy the independence standards as applicable to us. Following our first annual meeting of unitholders, our board will consist of five members, two of whom will be appointed by our General Partner in its sole discretion and three of whom will be elected by our common unitholders. Directors appointed by our General Partner will serve as directors for terms determined by our General Partner. Directors elected by our common unitholders are divided into three classes serving staggered three-year terms. Three of the five directors initially appointed by our General Partner will serve until our annual meeting in 2014, at which time they will be replaced by three directors elected by our common unitholders. One of the three directors elected by our common unitholders will be designated as the Class I elected director and will serve until our annual meeting of unitholders in 2015, another of the three directors will be designated as the Class II elected director and will serve until our annual meeting of unitholders in 2016, and the remaining director will be designated as the Class III elected director and will serve until our annual meeting of unitholders in 2017. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of directors whose terms have expired by a plurality of the votes of the common unitholders. Directors to be elected by our common unitholders will be nominated by the Board of Directors or by any limited partner or group of limited partners that holds at least 15% of the outstanding common units.

In addition, any limited partner or group of limited partners that holds beneficially 15% or more of the outstanding common units is entitled to nominate one or more individuals to stand for election as elected board members at the annual meeting by providing written notice to our Board of Directors not more than 120 days nor less than 90 days prior to the meeting. However, if the date of the annual meeting is not publicly announced by us at least 100 days prior to the date of the meeting, the notice must be delivered to our Board of Directors not later than 10 days following the public announcement of the meeting date. The notice must set forth:

•	the name and address of the limited partner or limited partners making the nomination or nominations;

•	the number of common units beneficially owned by the limited partner or limited partners;

•	the information regarding the nominee(s) proposed by the limited partner or limited partners;

•	the written consent of the nominee(s) to serve as a member of our Board of Directors if so elected; and

•	a certification that the nominee(s) qualify as elected board members.

Our General Partner may remove an appointed board member with or without cause at any time. “Cause” generally means a court’s finding a person liable for actual fraud or willful misconduct in his or its capacity as a director. Any and all of the board members may be removed at any time for cause by the affirmative vote of a majority of the other board members. Any and all of the board members appointed by our General Partner may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding units, voting as a single class. If any appointed board member is removed, resigns or is otherwise unable to serve as a board member, our General Partner may fill the vacancy. Any and all of the board members elected by the common unitholders may be removed for cause at a properly called meeting of the limited partners by a majority vote of the outstanding common units. If any elected board member is removed, resigns or is otherwise unable to serve as a board member, the vacancy may be filled by a majority of the other elected board members then serving.

Meetings, Voting

Except as described below regarding a person or group owning more than 4.9% of any class of units then outstanding, unitholders who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

We will hold a meeting of the limited partners every year to elect one or more members of our Board of Directors and to vote on any other matters that are properly brought before the meeting. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our Board of Directors or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit may vote according to the holder’s percentage interest in us, although additional limited partner interests having special voting rights could be issued. See “—Issuance of Additional Securities.” However, to preserve our ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time any person or group acquires, in the aggregate, beneficial ownership of more than 4.9% of all units then outstanding, that person or group will lose voting rights on all of its units in excess of 4.9% of all such units and those units in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board), determining the presence of a quorum, or for other similar purposes. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our General Partner, its affiliates and persons who acquired common units with the prior approval of our Board of Directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as the Partnership Agreement otherwise provides, subordinated units will vote together with common units as a single class.

Any notice, demand, request report, or proxy material required or permitted to be given or made to record holders of common units under the Partnership Agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Assignee

Except as described above under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions. By transfer of common units in accordance with our Partnership Agreement, each transferee of common units will be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records.

Indemnification

Under the Partnership Agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	our General Partner;

(2)	any departing General Partner;

(3)	any person who is or was an affiliate of our General Partner or any departing General Partner;

(4)	any person who is or was an officer, director, member, fiduciary or trustee of any entity described in (1), (2) or (3) above;

(5)	any person who is or was serving as a director, officer, member, fiduciary or trustee of another person at the request of our Board of Directors, our General Partner or any departing General Partner;

(6)	any person designated by our Board of Directors;

(7)	our officers; and

(8)	the members of our Board of Directors.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our General Partner will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the Partnership Agreement.

Reimbursement of Expenses

Our Partnership Agreement requires us to reimburse the members of our Board of Directors for their out-of-pocket costs and expenses incurred in the course of their service to us. Our Partnership Agreement also requires us to reimburse our General Partner for all expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our General Partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf, and expenses allocated to us or our General Partner by our Board of Directors.

Books and Reports

Our General Partner is required to keep appropriate books and records of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of common units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent chartered accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

Right to Inspect Our Books and Records

The Partnership Agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at the limited partner’s own expense, have furnished to the limited partner:

•	a current list of the name and last known address of each partner;

•	information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of the Partnership Agreement, the certificate of limited partnership of the partnership, and related amendments;

•	information regarding the status of our business and financial position; and

•	any other information regarding our affairs as is just and reasonable.

Our Board of Directors may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our Board of Directors believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under the Partnership Agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws, subject to applicable law, including the regulations of the SEC, any common units proposed to be sold by our Sponsor or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Dynagas GP LLC as our General Partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. In connection with these registration rights, we will not be required to pay any damages or penalties related to any delay or failure to file a registration statement or to the failure to cause a registration statement to become effective. See “Units Eligible for Future Sale.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of material United States federal income tax considerations that may be relevant to prospective holders of our Notes. This discussion is based upon the provisions of the Code, applicable U.S. Treasury Regulations promulgated thereunder, legislative history, judicial authority and administrative interpretations, as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the U.S. federal income tax considerations to vary substantially from those described below.

This discussion applies only to holders of our Notes that purchase our Notes at their issue price (that is the first price at which a substantial amount of the Notes are sold for cash, excluding sales to underwriters or others acting in a similar capacity) as part of the initial offering and hold our Notes as “capital assets” (generally, for investment purposes) and does not comment on all aspects of U.S. federal income taxation that may be important to certain holders in light of their particular circumstances, such as holders subject to special tax rules (e.g., financial institutions, regulated investment companies, real estate investment trusts, insurance companies, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or holders that will hold our Notes as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Notes, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our Notes should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our Notes.

No ruling has been requested from the Internal Revenue Service, or the IRS, regarding any matter affecting us, holders of our Notes, or our shareholders.

This discussion does not address any U.S. estate, gift or alternative minimum tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Holders are urged to consult their own tax advisors regarding the U.S. federal, state, local and other tax consequences of owning and disposing of our Notes.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our Notes that is, for U.S. federal income tax purposes: (a) a U.S. citizen or U.S. resident alien; (b) a corporation, or other entity taxable as a corporation, that was created or organized under the laws of the United States, any state thereof, or the District of Columbia; (c) an estate whose income is subject to U.S. federal income taxation regardless of its source; or (d) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Certain Additional Payments

There are circumstances in which we might be required to make payments on a Note that would increase the yield of the Note, as described under “Description of Notes—Additional Amounts” and “Description of Notes—Change of Control Permits Holders to Require us to Purchase Notes.” We intend to take the position that the possibility of such payments does not result in the Notes being treated as contingent payment debt instruments under the applicable Treasury Regulations. Our position is not binding on the IRS. If the IRS takes a contrary position, you may be required to accrue interest income based upon a “comparable yield” (as defined in the Treasury Regulations) determined at the time of issuance of the Notes (which is not expected to differ significantly from the actual yield on the Notes), with adjustments to such accruals when any contingent payments are made that differ from the projected payments based on the comparable yield. In addition, any income on the sale, exchange, retirement or other taxable disposition of the Notes would likely be treated as interest income rather than as capital gain. You should consult your tax adviser regarding the tax consequences if the Notes were treated as contingent payment debt instruments. The remainder of this discussion assumes that the Notes are not treated as contingent payment debt instruments.

Stated Interest on our Notes

Stated interest on a Note (including Additional Amounts, if any) generally will be taxable to a U.S. Holder as ordinary income at the time it is received or accrued in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Interest paid on our Notes generally will be foreign source income and, depending on your circumstances, treated as either “passive” or “general” category income for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Disposition of Notes

Upon the sale, redemption, exchange, retirement or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the U.S. Holder’s adjusted tax basis in our Notes and the proceeds received on the sale, redemption, exchange, retirement or other taxable disposition (except to the extent such proceeds are attributable to accrued interest which will be taxable as ordinary interest income to the extent not previously included in income). The proceeds you receive will include the amount of any cash and the fair market value of any other property received for our Notes. Your adjusted tax basis in our Notes generally will equal the amount you paid for our Notes. Gain or loss recognized upon a sale, redemption, exchange, retirement or other taxable disposition of our Notes (i) will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, redemption, exchange, retirement or other taxable disposition, or short-term capital gain or loss otherwise, and (ii) generally will be treated as U.S. source gain or loss, as applicable, for U.S. foreign tax credit purposes. Certain U.S. Holders, including individuals, may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. The deductibility of capital losses is subject to limitation.

Information Reporting and Backup Withholding

In general, information reporting will apply to all payments of interest on, and the proceeds of the sale or other disposition (including a retirement or redemption) of, Notes held by a U.S. Holder unless the U.S. Holder is an exempt recipient, such as a corporation. Backup withholding may apply to these payments unless the U.S. Holder provides the appropriate intermediary with a taxpayer identification number, certified under penalties of perjury, as well as certain other information, or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules is allowable as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is timely provided to the IRS.

U.S. Return Disclosure Requirements for Individual U.S. Holders

U.S. Holders who are individuals and who hold certain specified foreign financial assets, including financial instruments issued by a foreign corporation not held in an account maintained by a financial institution, with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their tax return for that taxable year. Penalties apply for failure to properly complete and file Form 8938. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our Notes.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our Notes (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to herein as a non-U.S. Holder.

Interest on our Notes

In general, a non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on interest (including Additional Amounts, if any) on the Notes unless the interest is effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the non-U.S. Holder maintains in the United States). If a non-U.S. Holder is engaged in a U.S. trade or business and the interest is deemed to be effectively connected with that trade or business, the non-U.S. Holder generally will be subject to U.S. federal income tax on the interest in the same manner as if it were a U.S. Holder and, in the case of a non-U.S. Holder that is a corporation, may also be subject to the branch profits tax (currently imposed at a rate of 30% or a lower applicable treaty rate).

Disposition of Notes

In general, a non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain resulting from the sale, redemption, exchange, retirement or other taxable disposition of a Note unless (i) the gain is effectively connected with the non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the non-U.S. Holder maintains in the United States), in which case the non-U.S. Holder will generally be subject to U.S. federal income tax on such gain in the same manner as if such non-U.S. Holder were a U.S. person and, in addition, if the non-U.S. Holder is a foreign corporation, may also be subject to the branch profits tax described above, or (ii) the non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met, in which case the non-U.S. Holder may be subject to tax at a 30% rate on gain resulting from the disposition of our Notes which may be offset by U.S.-source capital losses.

Information Reporting and Backup Withholding

Information reporting and backup withholding generally will not apply to payments of interest on Notes held by a non-U.S. Holder if such interest is paid outside the United States by a non-U.S. payor or a non-U.S. middleman (within the meaning of U.S. Treasury Regulations) or the non-U.S. Holder properly certifies under penalties of perjury, on an applicable IRS Form W-8, as to its non-U.S. status and certain other conditions are met or otherwise establishes an exemption.

Any payment received by a non-U.S. Holder from the sale, redemption or other taxable disposition of a Note to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the non-U.S. Holder properly certifies under penalties of perjury, on an applicable IRS Form W-8, as to its non-U.S. status and certain other conditions are met, or otherwise establishes an exemption. Information reporting and backup withholding generally will not apply to any payment of the proceeds of the sale, redemption or other taxable disposition of a note effected outside the United States by a non-U.S. office of a broker. However, if the broker is considered a U.S. payor or U.S. middleman (within the meaning of U.S. Treasury Regulations), information reporting will apply to the payment of the proceeds of a sale, redemption or other taxable disposition of a note effected outside the United States unless the broker has documentary evidence in its records that the non-U.S. Holder is a non-U.S. Holder and certain other conditions are met. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowed as a credit against the non-U.S. Holder U.S. federal income tax liability, if any, and may entitle the non-U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

MARSHALL ISLANDS TAX CONSIDERATIONS

The following is a discussion of the laws of the Republic of the Marshall Islands, and the current laws of the Republic of the Marshall Islands applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we do not, and we do not expect that we will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to this offering will be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on payments of interest or principal we make to you as a noteholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our Notes, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to the Notes.

Each prospective shareholder is urged to consult its tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of its investment in us. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of it.

UNDERWRITING

Sterne, Agee & Leach, Inc. and DNB Markets, Inc. are acting as joint book-running managers and structuring agents of this offering. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of Notes set forth opposite the underwriter’s name.

Underwriter	Principal Amount
Sterne, Agee & Leach, Inc.	$
DNB Markets, Inc.	$

Total	$

The underwriting agreement provides that the obligations of the underwriters to purchase the Notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the Notes (other than those covered by the underwriters’ option to purchase additional Notes described below) if they purchase any of the Notes.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any Notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $             per note in the case of sales to retail investors, and $             per note in the case of sales to institutional investors. If all the Notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

Subject to certain exceptions, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to $             million additional principal amount of Notes at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a principal amount of additional Notes approximately proportionate to that underwriter’s initial purchase commitment. Any Notes issued or sold under the option will be issued and sold on the same terms and conditions as the other Notes that are the subject of this offering.

We have agreed to pay Sterne, Agee & Leach, Inc. and DNB Markets, Inc. an aggregate structuring fee of $             (or $             if the underwriters exercise their option to purchase additional Notes in full) in connection with this offering.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering.

Paid by Us
	No Exercise	Full Exercise
Per note	$	$
Total	$	$

(1)	For sales to retail investors, the underwriting discount will be $ per note, resulting in proceeds, before expenses, to us of $ per note. For sales to institutional investors, the underwriting discount will be $ per note, resulting in proceeds, before expenses, to us of $ per note.

(2)	Reflects full exercise of the underwriters’ option to purchase $ million additional principal amount of the Notes and assumes the sale of all over-allotment Notes to certain institutions for which the underwriters would receive an underwriting discount of $ per Note.

We estimate that our total expenses for this offering will be approximately $            .

In connection with the offering, the underwriters may purchase and sell the Notes in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the underwriters’ option to purchase additional Notes, and stabilizing purchases.

•	Short sales involve secondary market sales by the underwriters of a greater principal amount of Notes than they are required to purchase in the offering.

•	“Covered” short sales are sales of Notes in an amount up to the principal amount of Notes represented by the underwriters’ option to purchase additional Notes.

•	“Naked” short sales are sales of Notes in an amount in excess of the principal amount of Notes represented by the underwriters’ option to purchase additional Notes.

•	Covering transactions involve purchases of Notes either pursuant to the underwriters’ option to purchase additional Notes or in the open market in order to cover short positions.

•	To close a naked short position, the underwriters must purchase Notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	To close a covered short position, the underwriters must purchase Notes in the open market or must exercise the option to purchase additional Notes. In determining the source of Notes to close the covered short position, the underwriters will consider, among other things, the price of Notes available for purchase in the open market as compared to the price at which they may purchase Notes through the underwriters’ option to purchase additional Notes.

•	Stabilizing transactions involve bids to purchase Notes so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Notes. They may also cause the price of the Notes to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Other Relationships

The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us and to persons and entities with relationships to us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us and to persons and entities with relationships to us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any Notes may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Notes may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representative for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Notes shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Notes to be offered so as to enable an investor to decide to purchase any Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

SERVICE OF PROCESS AND ENFORCEMENT OF CIVIL LIABILITIES

We are organized under the laws of the Marshall Islands as a limited partnership. The Marshall Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a significantly lesser extent.

Most of our directors and officers and those of our subsidiaries are residents of countries other than the United States. Substantially all of our and our subsidiaries’ assets and a substantial portion of the assets of our directors and officers are located outside the United States. As a result, it may be difficult or impossible for United States investors to effect service of process within the United States upon us, our directors or officers, our subsidiaries or to realize against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. However, we have expressly submitted to the jurisdiction of the U.S. federal and New York state courts sitting in the City of New York for the purpose of any suit, action or proceeding arising under the securities laws of the United States or any state in the United States. The Trust Company of the Marshall Islands, Inc., Trust Company Complex, Ajeltake Island, Ajeltake Road, Majuro, Marshall Islands MH96960, as our registered agent, can accept service of process on our behalf in any such action.

In addition, there is uncertainty as to whether the courts of the Marshall Islands would (1) recognize or enforce against us, or our directors or officers judgments of courts of the United States based on civil liability provisions of applicable U.S. federal and state securities laws; or (2) impose liabilities against us or our directors and officers in original actions brought in the Marshall Islands, based on these laws.

LEGAL MATTERS

Certain legal matters with respect to United States Federal and New York law and Marshall Islands law in connection with this offering will be passed upon for us by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004. Certain legal matters with respect to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Dynagas LNG Partners LP at December 31, 2013 and 2012, and for each of the three years in the period ended December 31, 2013, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and are included in reliance upon such report given on the authority of such firm as experts in auditing and accounting. Ernst & Young (Hellas) Certified Auditors-Accountants S.A. is located at 11th km National Road Athens—Lamia, Athens, Greece and is registered as a corporate body with the public register for company auditors-accountants kept with the Body of Certified-Auditors-Accountants (“SOEL”), Greece with registration number 107,257.

This prospectus has been reviewed by Drewry Shipping Consultants Ltd., or Drewry, 15-17 Christopher Street, London, EC2A 2BS, UK and the section in this prospectus entitled “The International Liquefied Natural Gas (LNG) Shipping Industry” has been supplied by Drewry, which has confirmed to us that this prospectus and such sections accurately describe, to the best of its knowledge, the LNG shipping industry, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act, we filed a registration statement relating to the securities offered by this prospectus with the Commission. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports with the Commission. You may read and copy any document that we file and obtain copies at prescribed rates from the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling 1 (800) SEC-0330. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Our filings are also available on our website at http://www.dynagaspartners.com. The information on our website, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus and any applicable prospectus are part of a registration statement that we filed with the Commission and do not contain all of the information in the registration statement. The full registration statement may be obtained from the Commission or us, as indicated below. Statements in this prospectus or any applicable prospectus about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents that are filed as exhibits to this registration statement for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the Commission’s Public Reference Room in Washington, D.C., as well as through the Commission’s website.

Information Incorporated by Reference

We disclose important information to you by referring you to documents that we have previously filed with the Commission. The information incorporated by reference is considered to be part of this prospectus. Some information contained in this prospectus updates the information incorporated by reference. In the case of a conflict or inconsistency between information set forth in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later. We hereby incorporate by reference our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Commission on March 25, 2014, containing our audited consolidated financial statements for the most recent fiscal year for which those statements have been filed and our Report on Form 6-K, filed with the Commission on June 26, 2014, containing financial information for the three months ended March 31, 2014.

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any applicable prospectus as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filing or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

Dynagas LNG Partners LP

97 Poseidonos Avenue & 2 Foivis Street

Glyfada, 16674, Greece

011 30 210 8917 260 (telephone number)

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the main costs and expenses, other than the underwriting discounts and commissions, in connection with this offering, which we will be required to pay.

U.S. Securities and Exchange Commission registration fee	$32,200
Financial Industry Regulatory Authority (Finra) filing fee	38,000
Legal fees and expenses	150,000
Accounting fees and expenses	75,000
Printing and engraving costs	30,000
Advisory and other miscellaneous	250,000

Total	$575,200

*	All amounts are estimated, except the SEC registration fee and Finra fee.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

DYNAGAS LNG PARTNERS LP

Audited Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Partners of Dynagas LNG Partners LP

We have audited the accompanying consolidated balance sheets of Dynagas LNG Partners LP (the “Partnership”) as of December 31, 2013 and 2012, and the related consolidated statements of income, Partners’ equity and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dynagas LNG Partners LP at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

March 24, 2014

DYNAGAS LNG PARTNERS LP

Consolidated Balance Sheets

As of December 31, 2013 and 2012

(Expressed in thousands of U.S. Dollars—except for unit data)

	2013	2012
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$5,677	$—
Restricted cash (Notes 2 & 6)	—	6,773
Trade receivables, net of allowance for doubtful debt	190	371
Prepayments and other assets	283	105
Due from related party (Note 3)	1,456	—
Deferred charges (Note 5)	—	1,732
Total current assets	7,606	8,981

FIXED ASSETS, NET:
Vessels, net (Note 4)	453,175	466,754
Total fixed assets, net	453,175	466,754

OTHER NON CURRENT ASSETS:
Restricted Cash (Note 6(d))	22,000	—
Deferred Revenue	3,627	—
Deferred Charges (Note 5)	1,652	—
Due from related party (Note 3(a))	675	540
Total assets	$488,735	$476,275

LIABILITIES AND PARTNERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 6)	$—	$380,715
Trade payables	3,743	5,040
Loan from related party (Note 3(c))	5,500	—
Due to related party (Note 3(a))	—	3,859
Accrued liabilities	1,041	2,085
Unearned revenue	4,619	6,735
Total current liabilities	14,903	398,434

Deferred revenue	2,048	2,666
Long—Term Debt, net of current portion (Note 6)	214,085	—
Total non-current liabilities	216,133	2,666

Commitments and contingencies (Note 8)	—	—
PARTNERS’ EQUITY:
Common unitholders: 14,985,000 units issued and outstanding as at December 31, 2013 and 6,735,000 units issued and outstanding as at December 31, 2012 (Note 9)	182,969	23,278
Subordinated unitholders: 14,985,000 units issued and outstanding as at December 31, 2013 and 2012 (Note 9)	74,580	51,793
General partner: 30,000 units issued and outstanding as at December 31, 2013 and December 31, 2012 (Note 9)	150	104
Total partners’ equity	257,699	75,175
Total liabilities and partners’ equity	$488,735	$476,275

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Income

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of U.S. Dollars—except for unit and per unit data)

	2013	2012	2011
REVENUES:
Voyage revenues	$85,679	$77,498	52,547
EXPENSES:
Voyage expenses	(675)	(2,487)	(715)
Voyage expenses-related party (Note 3(a))	(1,011)	(981)	(638)
Vessel operating expenses	(11,909)	(15,722)	(11,350)
General and administrative expenses	(387)	(278)	(54)
Management fees-related party (Note 3(a))	(2,737)	(2,638)	(2,529)
Depreciation (Note 4)	(13,579)	(13,616)	(13,579)
Dry-docking and special survey costs	—	(2,109)	—

Operating income	55,381	39,667	23,682

OTHER INCOME/(EXPENSES):
Interest income	—	1	4
Interest and finance costs (Note 6 & 11)	(9,732)	(9,576)	(3,977)
Loss on derivative financial instruments (Note 7)	—	(196)	(824)
Other, net	(29)	(60)	(65)

Total other expenses	(9,761)	(9,831)	(4,862)

Partnership’s Net Income	$45,620	$29,836	$18,820

Common unitholders’ interest in Net Income	$22,787	$9,239	$5,828
Subordinated unitholders’ interest in Net Income	$22,787	$20,556	$12,966
General Partner’s interest in Net Income	$46	$41	$26
Earnings per unit, basic and diluted: (Note 10)
Common unit (basic and diluted)	$2.95	$1.37	$0.87
Subordinated unit (basic and diluted)	$1.52	$1.37	$0.87
General Partner unit (basic and diluted)	$1.52	$1.37	$0.87
Weighted average number of units outstanding, basic and diluted: (Note 10)
Common units	7,729,521	6,735,000	6,735,000
Subordinated units	14,985,000	14,985,000	14,985,000
General Partner units	30,000	30,000	30,000

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Partners’ Equity

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of U.S. Dollars—except for unit data)

	Number of Units			Partners’ Capital
	General	Common	Subordinated	General	Common	Subordinated	Total
BALANCE, December 31, 2010	30,000	6,735,000	14,985,000	$37	$8,211	$18,271	$26,519
—Net income	—	—	—	26	5,828	12,966	18,820

BALANCE, December 31, 2011	30,000	6,735,000	14,985,000	63	14,039	31,237	45,339
—Net income	—	—	—	41	9,239	20,556	29,836

BALANCE, December 31, 2012	30,000	6,735,000	14,985,000	$104	$23,278	$51,793	$75,175
—Net income				46	22,787	22,787	45,620
—Issuance of common units, net of issuance costs (Note 9)	—	8,250,000	—	—	136,904	—	136,904
BALANCE, December 31, 2013	30,000	14,985,000	14,985,000	$150	$182,969	$74,580	$257,699

The accompanying notes are an integral part of these consolidated financial statements.

DYNAGAS LNG PARTNERS LP

Consolidated Statements of Cash Flows

For the years ended December 31, 2013, 2012 and 2011

(Expressed in thousands of U.S. Dollars)

	2013	2012	2011
Cash flows from Operating Activities:
Net income:	$45,620	$29,836	$18,820
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,579	13,616	13,579
Amortization and write-off of deferred financing fees	1,050	590	100
Deferred revenue	(4,245)	2,666	—
Change in fair value of derivative financial instruments	—	(5,692)	(11,256)
Provision for doubtful debt	63	—	—
Changes in operating assets and liabilities:
Trade receivables	118	126	(322)
Prepayments and other assets	(178)	184	245
Due from/to related party	(5,450)	(18,597)	6,567
Trade payables	(3,156)	3,804	307
Accrued liabilities	(1,081)	(701)	(44)
Unearned revenue	(2,116)	2,070	978

Net cash provided by Operating Activities	44,204	27,902	28,974

Cash flows from Investing Activities:
Net cash used in Investing Activities	—	—	—

Cash flows from/(used in) Financing Activities:
Decrease/(increase) in restricted cash	(15,227)	(4,453)	16,982
Issuance of common units, net of issuance costs	138,800	—	—
Proceeds from long-term debt	214,085	220,000	—
Repayment of long-term debt	(380,715)	(124,890)	(22,540)
Loan from related party	5,500	—	—
Repayment of stockholders’ loan	—	(116,584)	(23,416)
Payment of deferred financing fees	(970)	(1,975)	—

Net cash used in Financing Activities	(38,527)	(27,902)	(28,974)

Net increase in cash and cash equivalents	5,677	—	—
Cash and cash equivalents at beginning of the year	—	—	—

Cash and cash equivalents at end of the year	$5,677	$—	$—

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the year for interest	$9,487	$7,775	$3,797

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation and General Information:

The accompanying consolidated financial statements include the accounts of Dynagas LNG Partners LP and its wholly-owned subsidiaries as further discussed below.

Dynagas LNG Partners LP (“Dynagas Partners” or “The Partnership”) was incorporated as a limited Partnership on May 30, 2013 under the laws of the Republic of The Marshall Islands as part of reorganization to acquire, directly or indirectly, the interests in three vessel owning companies, Pegasus Shipholding S.A., Lance Shipping S.A. and Seacrown Maritime Ltd, wholly owned subsidiaries of Dynagas Holding Ltd (“Dynagas Holding” or “the Sponsor” a Company beneficially wholly owned by Mr. George Prokopiou, the Partnership’s Chairman and major unitholder and his close family members, together the “Family”) through the ownership of 100% of the ownership interests in an intermediate holding company, Dynagas Equity Holding Ltd (“Dynagas Equity”).

The Partnership is engaged in the seaborne transportation industry through the ownership and operation of liquefied natural gas vessels and is the sole owner of all outstanding shares or units of the following subsidiaries:

(a)	Pegasus Shipholding S.A. (“Pegasus”), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Clean Energy which was delivered to Pegasus in March 2007.

(b)	Lance Shipping S.A. (“Lance”), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Ob River (renamed from Clean Power in July 2012) which was built and delivered to Lance in July 2007.

(c)	Seacrown Maritime Ltd. (“Seacrown”), a Marshall Islands corporation that owns the Marshall Islands flag, 149,700 cubic meters in carrying capacity, class membrane, LNG carrier Clean Force which was built and delivered to Seacrown in January 2008.

(d)	Quinta Group Corp. (“Quinta”), a Nevis holding Company that owns all of the outstanding capital stock of Pegasus.

(e)	Pelta Holdings S.A. (“Pelta”), a Nevis holding Company that owns all of the outstanding capital stock of Lance.

(f)	Dynagas Equity Holdings Ltd (“Dynagas Equity”), a Liberian holding Company that owns all of the outstanding capital stock of Quinta, Pelta and Seacrown.

(g)	Dynagas Operating GP LLC (“Dynagas Operating GP”), a Marshall Islands Limited Liability Company, in which the Partnership holds 100% membership interests.

(h)	Dynagas Operating LP (“Dynagas Operating”), a Marshall Islands limited partnership that has 100% percentage interests in the Partnership and the Non-Economic General Partner Interest in Dynagas Operating GP.

Dynagas Equity, Quinta, Pelta, Pegasus, Lance and Seacrown are hereinafter referred to as the predecessor companies.

Dynagas Equity was incorporated on July 30, 2012, under the laws of the Republic of Liberia and its only activity is the holding of all the issued and outstanding common stock of Pegasus (through the ownership of all issued and outstanding common stock of Quinta), Lance (through the ownership of all issued and outstanding common stock of Pelta) and Seacrown.

On October 29, 2013, the Family transferred all of the issued and outstanding common stock of Dynagas Equity to Dynagas Holding. On the same date, Dynagas Holding transferred to the Partnership its ownership interest in Dynagas Equity in exchange of a) 6,735,000 of Dynagas Partners’ common units, b) 14,985,000 subordinated units and c) 30,000 general partner units, issued to Dynagas GP LLC (the “General Partner”), a wholly owned subsidiary of Dynagas Holding. On November 18 2013, the Partnership and the Sponsor offered to the public 8,250,000 and 4,250,000 common units respectively, successfully completing its initial public offering (the “IPO” or the “Offering”) on the NASDAQ Global Select Market, whereas, on December 5, 2013, the Sponsor offered an additional 1,875,000 units in connection with the underwriters’ exercise of their over-allotment option. Dynagas Holding owns a 52% of the equity interests in Dynagas Partners, including the 0.01% General Partner interest. As the Family is the sole shareholder of Dynagas Holding, and previously owned 100% of the predecessor companies, there is no change in ownership or control of the business, and therefore the transaction constitutes a reorganization of companies under common control, and is accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of the predecessor companies along with Dynagas Partners, from the date of its inception have been presented using combined historical carrying costs of the assets and liabilities of the predecessor companies, and present the consolidated financial position and results of operations as if Dynagas Partners and the predecessor companies were consolidated for all periods presented.

The technical, administrative and commercial management of the Partnership’s vessels is performed by Dynagas Ltd. (the “Manager”), a related company, wholly owned by the Partnership’s Chairman of the Board of Directors (Note 3(a)).

At the closing of the Offering, the Partnership entered into the following agreements: i) an Omnibus agreement with Dynagas Holding that provides the Partnership the right to purchase LNG carrier vessels from the Sponsor at a purchase price to be determined pursuant to the terms and conditions contained therein (Note 3(d)) and ii) a $30 million revolving credit facility with the Sponsor to be used for general partnership purposes (Note 3(c)).

2. Significant Accounting Policies and Recent Accounting Pronouncements:

(a)	Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of Dynagas Partners and its wholly-owned subsidiaries, on the basis of the reorganization referred to in Note 1, assuming that Dynagas Partners and the predecessor companies were consolidated for all periods presented. All intercompany balances and transactions have been eliminated upon consolidation.

(b)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c)	Other Comprehensive Income: The Partnership follows the provisions of Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) 220, “Comprehensive Income” which requires separate presentation of certain transactions, which are recorded directly as components of equity. The Partnership has no such transactions which affect other comprehensive income and, accordingly, for the years ended December 31, 2013, 2012 and 2011 comprehensive income equals net income.

(d)	Foreign Currency Translation: The functional currency of the Partnership is the U.S. Dollar because the Partnership’s vessels operate in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Partnership’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are translated into U.S. Dollars using the balance sheet date exchange rates. Resulting gains or losses are included in Other, net in the accompanying consolidated statements of income.

(e)	Cash and Cash Equivalents: The Partnership considers highly liquid investments such as time deposits with an original maturity of three months or less to be cash equivalents.

(f)	Restricted cash: Restricted cash comprises of minimum liquidity collateral requirements or minimum required cash deposits, as defined in the Partnership’s loan agreements.

(g)	Trade Receivables, net: The amount shown as trade receivables, net, at each balance sheet date, includes receivables from charterers for hire net of any provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts primarily based on the aging of such balances and any amounts in disputes. Provision for doubtful accounts as of December 31, 2013 and 2012 was $63 and nil, respectively.

(h)	Insurance Claims: The Partnership records insurance claim recoveries for insured losses incurred on damage to fixed assets, loss of hire and for insured crew medical expenses. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Partnership’s vessels suffer insured damages or when crew medical expenses are incurred, when recovery is probable under the related insurance policies, the Partnership can make an estimate of the amount to be reimbursed following submission of the insurance claim and when the claim is not subject to litigation. No significant claims existed in 2013 and 2012.

(i)	Vessels, Net: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon delivery (initial repairs, improvements and delivery expenses, interest expense and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred. The cost of each of the Partnership’s vessels is depreciated beginning when the vessel is ready for her intended use, on a straight-line basis over the vessel’s remaining economic useful life, after considering the estimated residual value (a vessel’s residual value is estimated as 12% of the initial vessel cost, being approximate to a vessel’s light weight multiplied by the then estimated scrap price per metric ton adjusted to reflect the premium from the value of stainless steel material and represents Management’s best estimate of the current selling price assuming the vessels are already of age and condition expected at the end of its useful life). Management estimates the useful life of the Partnership’s vessels to be 35 years from the date of initial delivery from the shipyard. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

(j)

Impairment of Long-Lived Assets: The Partnership follows ASC 360-10-40 “Impairment or Disposals of Long-Lived Assets”, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted projected operating cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, the Partnership should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. The fair values are determined through Level 2 inputs of the fair value hierarchy as defined in ASC 820 “Fair value measurements and disclosures” based on management’s estimates and assumptions and by making use of available market data and taking into consideration third party valuations and other market observable data that allow value to be determined. The Partnership reviews its long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. The Partnership determines undiscounted projected net operating cash flows, for each vessel and compares it to the vessel’s carrying value. In developing estimates of future cash flows, the Partnership must make assumptions about future charter rates, vessel operating expenses, fleet utilization, and the estimated remaining useful life of the vessels. These assumptions are based on historical trends as well as future expectations. The projected net operating cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days and the five-year historical average of charter rates for the unfixed days. Expected outflows for scheduled vessels’ maintenance and vessel operating expenses are based on historical data, and adjusted annually assuming an average annual inflation rate prevailing at the time of test. An estimate is also applied to effective fleet utilization, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (dry-docking and special surveys) and vessels loss of hire from repositioning or other conditions. Estimates for the remaining estimated useful lives of the current fleet and scrap values are identical with those employed as part of the Partnership’s depreciation policy. As of December 31, 2013, 2012 and 2011, the Partnership concluded that there were no events or changes in circumstances indicating that the carrying amount of its vessels may not be recoverable and accordingly no impairment loss was recorded these years.

(k)	Accounting for Special Survey and Dry-Docking Costs: The Partnership follows the direct expense method of accounting for dry-docking and special survey costs where such are expensed in the period incurred. The vessels undergo dry-dock or special survey approximately every five years during the first fifteen years of their life and every two and a half years within their following useful life. Costs relating to routine repairs and maintenance are also expensed as incurred. All three vessels in the Partnership’s fleet completed their initial scheduled special survey repairs in 2012.

(l)	Financing Costs: Costs associated with new loans including fees paid to lenders or required to be paid to third parties on the lender’s behalf for obtaining new loans or refinancing existing ones are recorded as deferred charges. Such fees are deferred and amortized to interest and finance costs during the life of the related debt using the effective interest method. Unamortized fees are presented in the accompanied balance sheets as deferred charges. Unamortized fees relating to loans repaid or refinanced as debt extinguishments and loan commitment fees are expensed as interest and finance costs in the period incurred in the accompanying statements of income.

(m)	Concentration of Credit Risk: Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Partnership performs periodic evaluations of the relative credit standing of those financial institutions. The Partnership limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable.

During 2013 and 2012, charterers that individually accounted for more than 10% of the Partnership’s revenues were as follows:

Charterer	2013	2012
A	61%	58%
B	39%	16%
C	—	26%
	100%	100%

(n)

Accounting for Revenues and Related Expenses: The Partnership generates its revenues from charterers for the chartering of its vessels. All vessels are chartered under time charters, where a contract is entered into for the use of a vessel for a specific period of time and at a specified daily charter hire rate. If a charter agreement exists and collection of the related revenue is reasonably assured, revenue is recognized, as it is earned ratably over the duration of the period of the time charter. Furthermore, revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average minimum lease revenue over the rental periods of such charter agreements, as service is performed with the residual or excess from actually collected hire based on the time charter agreement for each period being classified as deferred revenue in the accompanying consolidated balance sheets. Unearned revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not yet been met as at the balance sheet date and accordingly is related to revenue earned after such date. Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under the time charter arrangements or by the Company during periods of off-hire except for commissions, which are always paid for by the Company. All voyage expenses are expensed as incurred, except for commissions. Commissions paid to brokers are deferred and amortized over the related charter period to the extent revenue has been deferred since commissions are earned as the Partnership’s revenues are earned.

(o)	Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the period incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of income.

(p)	Earnings Per Unit: The Partnership consists of common units, subordinated units, a general partner interest and incentive distribution rights. Our incentive distribution rights are a separate class of non-voting interests that are currently held by our general partner but, subject to certain restrictions, may be transferred or sold apart from general partner’s interest. In this respect the Partnership calculates basic earnings per unit by allocating earnings to the general partner, limited partners and incentive distribution rights holder using the two-class method and by utilizing the contractual terms of the partnership agreement. Basic earnings per unit are computed by dividing net income available to each class of unitholders by the weighted average number of each class of units outstanding during the year. Diluted earnings per unit reflect the potential dilution that could occur if securities or other contracts to issue units were exercised, if any. The Partnership had no dilutive securities outstanding during the three-year period ended December 31, 2013.

(q)	Segment Reporting: The Partnership has determined that it operates under one reportable segment relating to its operations as it operates solely LNG vessels. The Partnership reports financial information and evaluates its operations and operating results by type of vessel and not by the length or type of ship employment for its customers. The Partnership’s management does not use discrete financial information to evaluate operating results for each type of charter. Although revenue can be identified according to these types of charters or for charters with different duration, management cannot and does not identify expenses, profitability or other financial information for these charters. Furthermore, when the Partnership charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, the disclosure of geographic information is impracticable.

(r)	Fair Value Measurements: The Partnership adopted ASC 820, “Fair Value Measurements and Disclosures”, which defines, and provides guidance as to the measurement of fair value. This guidance creates a fair value hierarchy of measurement and indicates that, when possible, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable data that are not corroborated by market data (Level 3), for example, the reporting entity’s own data. Observable market based inputs or unobservable inputs that are corroborated by market data are classified under Level 2 of the fair value hierarchy. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. ASC 820 applies when assets or liabilities in the financial statements are to be measured at fair value, but does not require additional use of fair value beyond the requirements in other accounting principles. Upon issuance of guidance on the fair value option in 2007, the Partnership elected not to report the then existing financial assets or liabilities at fair value that were not already reported as such.

(s)	Commitments and Contingencies: Commitments are recognized when the Partnership has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources embodying economic benefits will be required to settle this obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are reviewed at each balance sheet date and adjusted to reflect the present value of the expenditure expected to be required to settle the obligation. Contingent liabilities are not recognized in the financial statements but are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but are disclosed when an inflow of economic benefits is probable.

(t)	Variable Interest Entities: ASC 810-10, addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The guidance focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a Partnership’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity’s assets and liabilities. Additionally, ASU 2009-17, Consolidations (Topic 810) “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. ASU 2009-17 also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. The Partnership evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements. The Partnership’s evaluation did not result in an identification of variable interest entities as of December 31, 2013 and 2012.

(u)	Accounting for Financial Instruments and Derivatives: The principal financial assets of the Partnership consist of cash and cash equivalents, restricted cash and trade receivables, net. The principal financial liabilities of the Partnership consist of trade payables, accrued liabilities, long-term debt, and interest-rate swaps. Derivative financial instruments are used to manage risk related to fluctuations of interest rates. ASC 815, Derivatives and Hedging, requires all derivative contracts to be recorded at fair value, as determined in accordance with ASC 820, Fair Value Measurements and Disclosures (Note 7). The changes in fair value of a derivative contract are recognized in earnings unless specific hedging criteria are met.

At the inception of a hedge relationship, the Company formally designates and documents the hedge relationship to which the Partnership wishes to apply hedge accounting and the risk management objective and strategy undertaken for the hedge. The documentation includes identification of the hedging instrument, hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting exposure to changes in the hedged item’s cash flows attributable to the hedged risk. A cash flow hedge is a hedge of the exposure to variability in cash flows that is attributable to a particular risk associated with a recognized asset or liability, or a highly probable forecasted transaction that could affect profit or loss. Such hedges are expected to be highly effective in achieving offsetting changes in cash flows and are assessed on an ongoing basis to determine whether they actually have been highly effective throughout the financial reporting periods for which they were designated. All derivatives are recorded on the balance sheet as assets or liabilities and measured at fair value. For derivatives designated as cash flow hedges, the effective portion of the changes in fair value of the derivatives are recorded in Accumulated Other Comprehensive Income/(Loss) and subsequently recognized in earnings when the hedged items impact earnings.

None of the Company’s derivative instruments matured in 2012 (Note 7) met those hedging criteria and, therefore, the changes in fair value were recognized as an increase or decrease in statements of income.

(v)	Recent Accounting Pronouncements: There are no recent accounting pronouncements issued in 2013, whose adoption would have a material impact on the Partnership’s consolidated financial statements in the current year or are expected to have a material impact in future years.

3. Transactions with related parties:

(a) Dynagas Ltd.

Dynagas Ltd. (or the “Manager”), is a Company beneficially owned by the Partnership’s Chairman. The Manager had entered into a separate management agreement with an original duration up to December 31, 2012 with each of the vessel-owning entities of the Partnership in order to provide technical, administrative and commercial management services to the Partnership in exchange for a fixed daily fee. Beginning on the first calendar year after the commencement of the vessel management agreements and each calendar year thereafter, these fees are adjusted upwards by 4% until expiration of the management agreement. As December 31, 2012, daily management fees per vessel ranged from $2.34 to $2.43. The Manager also provided other services under these agreements for which the Partnership pays additional fees, including (i) a commission of 1.25% over charter-hire agreements arranged by the Manager and (ii) a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel plus out of pocket expenses. With effect from January 1, 2013, following the expiration of its’ previous agreements, the Manager entered into an eight year term separate management agreement with each vessel-owning entity of the Partnership in order to provide technical, administrative and commercial management services to the Partnership in exchange for a daily management fee of $2.5. Beginning on the first calendar year after the commencement of the vessel management agreements and each calendar year thereafter, these fees will be adjusted upwards by 3% until expiration of the management agreement, subject to further annual increases to reflect material unforeseen costs of providing the management services, by an amount to be agreed between the Partnership and the Manager, which amount will be reviewed and approved by the conflicts committee. As of December 31, 2013, each vessel was charged the basis daily management fee of $2.5, whereas, for the years ended December 31, 2012 and 2011, daily management fees per vessel ranged from $2.34 to $2.43 and $2.25 to $2.34, respectively. The Manager also provides other services under these agreements for which the Partnership pays additional fees, including: (i) a commission of 1.25% over charter-hire agreements arranged by the Manager and (ii) a lump sum new-building supervision fee of $700 for the services rendered by the Manager in respect of the construction of the vessel plus out of pocket expenses. The agreements will terminate automatically after a change of control of the owners and/or of the owner’s ultimate parent, in which case an amount equal to the estimated remaining fees but in any case not less than for a period of at the least 36 months and not more than 60 months, will become payable to the Manager.

Fees charged in 2013, 2012 and 2011 for technical and administrative services amounted to $2,737, $2,638 and $2,529, respectively, and are separately reflected as Management fees-related party in the accompanying consolidated statements of income. Commissions charged in 2013, 2012 and 2011 for commercial services amounted to $1,011, $981 and $638, respectively, and are separately reflected as Voyage expenses-related party in the accompanying consolidated statements of income. These amounts were fully settled up to December 31, 2013, whereas, in as of December 31, 2012, amounts due to the Manager totaled $3,619 and are included in Due to related party in the accompanying consolidated balance sheets together with $240, relating to liabilities arising out of the fleet operations (current account) As of December 31, 2013, the Partnership had granted to the Manager working capital advances of $1,456 which are separately reflected in Current Assets, Due from related party in the accompanying consolidated balance sheets.

The management agreements provide for an advance equal to three months of management fees per vessel as security. Pursuant to the terms of the separate management agreements discussed above, the security advance payment, effective January 1, 2013, increased from $180 to $225 per vessel, and other than in the case of termination of the management agreement by reason of default by the Manager, the advance is not refundable. Such advances as of December 31, 2013 and 2012 amounted to $675 and $540, respectively, and are separately reflected in Non-Current Assets as Due from related party in the accompanying consolidated balance sheets.

(b) Stockholders’ Loan

On February 9, 2004, Pegasus, Lance and Seacrown entered into an unsecured, interest free credit loan facility agreement with Gregold Compania Maritima S.A a corporation controlled by members of the of the Chairman’s Family for a principal amount up to $140,000 available until December 31, 2012. The amount of $140,000 was drawn at various dates in periods prior to December 31, 2010 and was used to partially finance the vessels’ construction cost and to provide Pegasus, Lance and Seacrown working capital for general corporate purposes. Part of the loan ($23,416) was paid in 2011 and the remaining amount of $116,584 was fully paid in April 2012, using the proceeds from the loans’ refinancing discussed in Note 6(a) and 6(b).

(c) Loan from related party

On November 18, 2013, concurrently with the completion of its’ initial public offering, the Partnership entered into an interest free $30.0 million revolving credit facility with its’ Sponsor, Dynagas Holding, with an original term of five years from the closing date, to be used for general partnership purposes including working capital. The loan may be drawn and be prepaid in whole or in part at any time during the life of the facility. As of December 31, 2013, $5.5 million was outstanding under the facility, which are separately reflected in Current Liabilities, Loan from related party in the accompanying consolidated balance sheets. In January 2014, the total amount drawn under the respective facility was repaid.

(d) Omnibus Agreement

On November 18, 2013, the Partnership entered into an agreement with its Sponsor (the “Omnibus Agreement”) to govern among other things i) the terms and the extent the Partnership and the Sponsor may compete each other, ii) the procedures to be followed for the exercise of Partnership’s options to acquire certain offered optional vessels by its Sponsor, iii) certain rights of first offer to the Sponsor for the acquisition of LNG carriers from the Partnership and iv) Sponsor’s provisions of certain indemnities to the Partnership. As of December 31, 2013, no such option was exercised.

(e) Cross Collateral Guarantee

Reed Trading Ltd. (“Reed”) is a vessel-owning company controlled by members of the Family. One of the Partnership’s lenders has registered a first priority mortgage on Reed’s vessel, the Felicity, in its favor as a cross collateral guarantee on the loan obtained by Pegasus (Note 6(a)). As of December 31, 2012, there were no balances due to /from Reed whilst subsequent to the loan repayment discussed in Note 6(a), Reed was released from its cross collateral guarantee obligations.

(f) Executive Services Agreement

On March 21, 2014, we entered into an executive services agreement with our Manager with retroactive effect from the IPO closing date, pursuant to which our Manager provides to us the services of our executive officers, who report directly to our Board of Directors. Under the agreement, our Manager is entitled to an executive services fee of €538,000 per annum, payable in equal monthly installments. The agreement has an initial term of five years and automatically renews for successive five year terms unless terminated earlier.

4. Vessels, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$540,454	$(60,084)	$480,370
—Depreciation	—	(13,616)	(13,616)
Balance December 31, 2012	$540,454	$(73,700)	$466,754
—Depreciation	—	(13,579)	(13,579)

Balance December 31, 2013	$540,454	$(87,279)	$453,175

As of December 31, 2013, all of the Partnership’s vessels were first priority mortgaged as collateral to secure the bank loan discussed in Note 6.

5. Deferred Charges:

The amounts in the accompanying consolidated balance sheets represent fees paid to the lenders in relation with the bank loans discussed in Note 6 and are analyzed as follows:

Amount
Balance, December 31, 2011 net of accumulated amortization of $529	$347
—Additions	1,975
—Write-offs	(105)
—Amortization	(485)

Balance, December 31, 2012 net of accumulated amortization of $675	$1,732

—Additions	970
—Write-offs	(528)
—Amortization	(522)

Balance, December 31, 2013 net of accumulated amortization of $629	$1,652

The amortization and write-off of financing costs is included in Interest and finance costs in the accompanying consolidated statements of income (Note 11).

6. Long-Term Debt:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

Borrower(s)	Lenders	2013	2012
(a) Pegasus	Royal Bank of Scotland	$—	$—
Pegasus	Credit Suisse AG	—	139,500
(b) Lance	Royal Bank of Scotland	—	153,590
(c) Seacrown	Royal Bank of Scotland	—	87,625
(d) Pegasus-Lance-Seacrown	Credit Suisse AG	214,085	—

Total		$214,085	$380,715
Less current portion		$—	$380,715

Long-term portion		$214,085	$—

(a)	Pegasus: During the period from May 2005 to February 2007, Pegasus borrowed $129,750 to partially finance the construction cost of the Clean Energy, under a ten year term credit facility, repayable in forty equal consecutive quarterly installments of $1,800 each, plus a balloon installment of $57,750 payable together with the last installment. On January 30, 2012, Pegasus entered into a five-year term loan facility with Credit Suisse AG for $150,000 (the “Credit Suisse Facility”) for the purpose of refinancing the then outstanding balance of the loan obtained in February 2007 and for general corporate purposes, repayable in twenty equal consecutive quarterly installments of $3,500 each plus a balloon payment of $80,000 payable together with the last installment in March 2017. The amount was fully drawn in March 2012 and was secured by, amongst other things, a cross collateralized first priority mortgage over the Clean Energy and a panama tanker vessel named Felicity, owned by a related vessel-owning company. On November 18, 2013, the then outstanding loan balance of $129 million was fully repaid from the proceeds of the Offering and the Credit Suisse Senior Secured Revolving Credit Facility (the “Revolving Credit Facility”) discussed under Note 6(d) below and the respective vessel mortgages were released.

(b)	Lance: In July 2007, Lance borrowed the amount of $123,000 to partially finance the construction cost of the Clean Power, under a ten-year term credit facility, repayable in forty equal consecutive quarterly installments of $1,710 each, plus a balloon installment of $54,600 payable together with the last installment. On February 29, 2012, Lance entered an amendatory agreement with the same bank for the purpose of refinancing the then outstanding balance of the loan obtained in July 2007. As a result of the amendatory agreements an additional principal amount of $70,000 was drawn in April 2012 for general corporate purposes, payable in twenty equal consecutive quarterly installments of $3,500, each. On November 18, 2013, the then outstanding loan balance of $138.0 million was fully repaid from the proceeds of the Offering and the Credit Suisse Senior Secured Revolving Credit Facility (the “Revolving Credit Facility”) discussed under Note 6(d) below and the vessel’s mortgage was released.

(c)	Seacrown: In January 2008, Seacrown borrowed $128,000, to partially finance the construction cost of the Clean Force, under a twelve-year term credit facility, repayable in forty eight equal consecutive quarterly installments of $2,125 each plus a balloon payment of $26,000 payable together with the last installment in January 2020. On November 18, 2013, the then outstanding loan balance of $79.1 million was fully repaid from the proceeds of the Offering and the Credit Suisse Senior Secured Revolving Credit Facility (the “Revolving Credit Facility”) discussed under Note 6(d) below and the vessel’s mortgage was released.

The above loans were, amongst others, secured by a first priority mortgage over the vessels, corporate guarantees, and assignments of all charters, earnings and insurances. The loans also contained certain financial covenants relating to the Partnership’s financial position and operating performance including maintaining liquidity above $30.0 million or, if higher, 10% of the total aggregate indebtedness to The Royal Bank of Scotland. In addition, all loan agreements also included a requirement for the value of the vessel secured against the related loan to be in a range of at least 125%-130%, and imposed restrictions on the Partnership’s ability to pay distributions.

As of December 31, 2012, the Partnership was not in compliance with certain restrictive and financial covenants imposed by the above loan agreements:

The issuance of the guarantees discussed in Note 8(c) below without the prior consent of the lenders which resulted in a breach of the respective restrictive covenant under the loan agreements discussed n (a), (b) and (c) above.

The repayment of the loan discussed in Note 3(b) above without the prior consent of the Partnership’s lenders which resulted in a breach of the respective restrictive covenant under the loan agreements discussed in (b) and (c) above.

The Partnership was also not in compliance with the minimum liquidity covenant of $30.0 million contained in its loan agreement discussed in (b) above.

On July 19, 2013, one of the Partnership’s lenders declared an event of default under one of its credit facilities. Although the Partnership believed that the lenders would not demand payment of the loans before their maturity, provided that the Partnership was to pay scheduled loan installments and interest as they fall due under the existing credit facilities, the lenders could have required immediate repayment of the loans. As a result of such events of non-compliance, the Partnership has classified the total outstanding balance of its debt at December 31, 2012 of $380,715 as current liabilities.

On October 29, 2013, subject to satisfactory execution of the relevant documentation, the Partnership’s lenders granted their consent to the issuance of guarantees and the repayment of shareholders’ loan, and waived their rights in respect of the Partnership’s non-compliance with the minimum liquidity requirement of $30.0 million discussed above. As of December 31, 2013, all the loans discussed under Note 6(a), (b) and (c) above, were fully repaid from the proceeds of the IPO and the Revolving Credit Facility discussed under Note 6(d) below.

(d)	Credit Suisse Senior Secured Revolving Credit Facility: On November 14, 2013, the Partnership’s shipowning subsidiaries, entered, on a joint and several basis, into a new Senior Secured Revolving Credit Facility (“Revolving Credit Facility” or “Facility”) with an affiliate of Credit Suisse for $262,125 in order to partially refinance its existing outstanding indebtedness as discussed above. Of this amount, $214,085 was drawn on November 18, 2013 and, together with part of the net proceeds of the initial public offering discussed in Note 9, was used to fully repay the then outstanding principal and interest of the loans discussed in Note 6 under (a), (b) and (c). The Revolving Credit Facility is guaranteed by the Partnership and is secured by, among other things, a first priority or preferred cross-collateralized mortgage on each of the Partnership’s vessels and bears interest at LIBOR plus margin. The Partnership may draw down this facility no more than four times each year, and only so long as the asset cover ratio, which is the ratio of the aggregate market value of its vessels to its outstanding indebtedness under the facility, is not less than 130%. The amount available under the Facility will be reduced each quarter for 14 consecutive quarters by $5,000 for the first 13 quarters and by approximately $197,125 for the fourteenth quarter ending on June 30, 2017. In case that the aggregate outstanding amount of the Facility is greater than the amount available under the Facility as reducing from time to time, the amount exceeded shall be repaid at that point of time. In accordance with the Facility, the Partnership will be required to:

(i)	maintain total consolidated liabilities of less than 65% of the total consolidated market value of its adjusted total assets;

(ii)	maintain an interest coverage ratio of at least 3.0 times,

(iii)	maintain at all times non restricted as to withdrawal minimum liquidity equal to at least $22.0 million. Such amount is reflected under Non-Current Restricted Cash in the accompanying balance sheets and

(iv)	maintain a hull cover ratio, being the aggregate of the vessels’ market values and the net realizable value of any additional security, no less than 130%.

In addition, the Prokopiou Family is required to own or control at least 30% of the Partnership’s capital and voting rights and 100% of the General Partner’s capital and voting rights and the Manager is required to continue to carry out the Partnership’s commercial and technical management. Finally, the Facility restricts the Partnership from paying any distributions if an event of default occurs. Pursuant to the terms of the Revolving Credit Facility, no principal repayments are required to be made during the 2014 and 2015.

As of December 31, 2013, the Partnership was in compliance with all financial debt covenants under the respective facility.

The annual principal payments for the outstanding banks’ debt as of December 31, 2013 required to be made after the balance sheet date were as follows:

Year ending December 31,	Amount
2014	$—
2015	—
2016	11,960
2017	202,125
2018 and thereafter	—

$214,085

The weighted average interest rate of the Partnership’s long-term debt for the years ended December 31, 2013 and 2012 was 2.4% and 2.3%, respectively.

Total interest incurred on long-term debt for 2013, 2012 and 2011 amounted to $8,248, $8,551 and $3,794, respectively. Interest expense on long-term debt, is included in Interest and finance costs (Note 11) in the accompanying consolidated statements of income.

As of December 31, 2013, the Partnership had an unused line of credit under its’ Credit Suisse Revolving Credit Facility of $48.0 million. As of December 31, 2013, the Partnership incurred $327 commitment fees in connection with the undrawn amounts under the respective facility with Credit Suisse. Commitment fees incurred for 2012 and 2011 amounted to $372 and $54, respectively.

7. Fair Value Measurements and Financial Instruments:

The Partnership is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact of such fluctuations on earnings and cash flows of its borrowings. In this respect, from time to time the Partnership uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings.

ASC 815, “Derivatives and Hedging” requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position. The Partnership recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets. The carrying amounts of cash and cash equivalents, restricted cash, trade receivables and trade payables reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable. The fair value of loan from related party is not practicable to be estimated due to the absence of the fixed repayment terms. The fair value of non-current portion of amounts due from related party is not practicable to be estimated given the terms of the management agreements which provide for periodic adjustment of the working capital advance per vessel in line with the changes in the vessels’ daily operating costs. Additionally, the Partnership considers its creditworthiness in determining the fair value of the credit facilities. The carrying value approximates the fair market value for the floating rate loans.

As of December 31, 2011, the Partnership was a party to three interest rate swap agreements of $285.6 million notional amount, which did not qualify for hedge accounting and, as such, the changes in their fair values were recognized in the statement of income. The Partnership made quarterly payments to the counterparties based on decreasing notional amounts at fixed rates of 4.31%, 4.35% and 4.35%, respectively, net of the floating-rate payments at LIBOR due from the counterparty to the Partnership. The swaps matured in June, July and March 2012, respectively, and as such the fair value of derivative financial instruments as of December 31, 2013 and 2012 was nil.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The fair values of the Partnership’s derivative financial instruments equate to the amount that would be paid or received by the Partnership if the agreements were cancelled at the reporting date, taking into account current market data per instrument and the Partnership’s or counterparty’s creditworthiness, as appropriate. The Partnership’s derivative financial instruments are valued using pricing models that are used to value similar instruments by market participants. Where possible, the Partnership verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Partnership’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.

The change in the fair value of the Partnership’s interest rate swaps for each of the years ended December 31, 2013, 2012 and 2011 resulted in nil, $5,692 and $11,256 unrealized gains, respectively, and is separately reflected as adjustment in net income in the accompanying consolidated statements of cash flows. The settlements on the interest rate swaps for the year ended December 31, 2013, 2012 and 2011 resulted in nil, $5,888 and $12,080 realized losses, respectively. The total change in fair value and settlements for the years ended December 31, 2013, 2012 and 2011 aggregate to nil, $196 and $824 losses, respectively, and is separately reflected in Loss on derivative financial instruments in the accompanying consolidated statements of income.

8. Commitments and Contingencies:

(a) Long-term time charters:

As at December 31, 2013, the Partnership has entered into time charter arrangements on all of its vessels. The minimum contractual charter revenues, based on these non-cancelable long-term time charter contracts as of December 31, 2013, gross of brokerage commissions, without taking into consideration any assumed off-hire, are as analyzed below:

Year ending December 31,	Amount
2014	85,775
2015	85,775
2016	78,522
2017	31,524
2018 and thereafter	—

$281,596

(b)	Other: Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Partnership’s vessels. Currently, management is not aware of any such claims not covered by insurance or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Partnership accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Partnership is covered for liabilities associated with the individual vessels’ actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.

(c)	Technical and Commercial Management Agreement: As further disclosed in Note 3 the Partnership has contracted the commercial, administrative and technical management of its’ vessels to Dynagas Ltd. For the commercial services provided under this agreement the Partnership pays a commission of 1.25% over the charter-hire revenues arranged by the Manager. The estimated commission payable to the Manager over the minimum contractual charter revenues, discussed under (a) above, is $3,520. For administrative and technical management fees the Partnership pays a daily management fee of $2.5 per vessel (Note 3(a)). Such management fees for the period from January 1, 2014 to the expiration of the agreements on December 31, 2020, adjusted for 3% inflation as per agreement, are estimated to be $21,623 and are analyzed as follows:

Year ending December 31,	Amount
2014	$2,820
2015	2,904
2016	3,000
2017	3,081
2018	3,173
2019 and on	6,645

$21,623

9. Partners’ Equity:

As described in Note 1, on October 29, 2013, the Partnership issued i) to Dynagas Holding Ltd, 6,735,000 common units and 14,985,000 subordinated units and ii) to Dynagas GP LLC (the “General Partner”), a Company owned and controlled by Dynagas Holding Ltd, 30,000 General Partner Units and all of its incentive distribution rights, which entitle the General Partner to increasing percentages of the cash the Partnership’s distributable cash; in exchange for their beneficial ownership interest in the predecessor companies.

The unit and per unit data included in the accompanying consolidated financial statements have been restated to reflect the issuance of the above units, for all periods presented.

On November 18, 2013, the Partnership completed its’ initial public offering of 8,250,000 common units at a price of $18.00 per unit on the NASDAQ Global Market and raised gross proceeds of $148.5 million. The net IPO proceeds amounted to$136.9 million, after deducting underwriting commission of $8.9 million and equity raising expenditures of $2.7 million are separately reflected in the 2013 statement of partners’ equity. Equity raising expenditures paid up to December 31, 2013 amounts to $0.8 million which along with the underwriting commission have been deducted from proceeds of issuance of common units are presented in the statement of cash flows as of December 31, 2013. Concurrently with the sale of the Partnership’s common units and at the same price per unit, Dynagas Holding Ltd. sold 4,250,000 common units. The Partnership did not receive any proceeds from this sale. On December 5, 2013, the underwriters exercised their over-allotment option granted to them by Dynagas Holding, following which, the Sponsor offered 1,875,000 additional common units to the public on the same terms as in the initial offering. The Partnership did not receive any proceeds from the sale of these additional common units.

There were no distributions to the partners during the year ended 2013. On February 14, 2014 the Partnership paid a cash distribution for the fourth quarter of 2013 of $0.1746 per unit, pro-rated from the Offering closing date through December 31, 2013, which amounted to $5.2 million, to all unitholders on record as of February 10, 2013, pursuant to a decision taken by the Board of Directors on January 31, 2014 (Note 13(a)).

Voting Rights

The following is a summary of the unitholder vote required for the approval of the matters specified below. Matters that require the approval of a “unit majority” require:

during the subordination period, the approval of a majority of the common units, excluding those common units held by the General Partner and its affiliates, voting as a class and a majority of the subordinated units voting as a single class; and

after the subordination period, the approval of a majority of the common units voting as a single class.

In voting their common units and subordinated units, the General Partner and its affiliates will have no fiduciary duty or obligation whatsoever to the Partnership or the limited partners, including any duty to act in good faith or in the best interests of the Partnership or the limited partners.

Each outstanding common unit is entitled to one vote on matters subject to a vote of common unitholders. However, to preserve the Partnership’s ability to be exempt from U.S. federal income tax under Section 883 of the Code, if at any time, any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to the board), determining the presence of a quorum or for other similar purposes under the Partnership Agreement, unless otherwise required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. The General Partner, its affiliates and persons who acquired common units with the prior approval of the board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

The Partnership will hold a meeting of the limited partners every year to elect one or more members of the board of directors and to vote on any other matters that are properly brought before the meeting. The General Partner has the right to appoint two of the five members of the board of directors with the remaining three directors being elected by the Partnership’s common unitholders beginning with the 2014 annual meeting of unitholders. Subordinated units will not be voted in the election of the three directors elected by the Partnership’s common unitholders.

Distributions

General Partner Interest

The Partnership Agreement provides that the General Partner initially will be entitled to 0.1% of all distributions that the Partnership makes prior to its liquidation. The General Partner has the right, but not the obligation, to contribute a proportionate amount of capital to the Partnership to maintain its 0.1% General Partner interest if the Partnership issues additional units. The General Partner’s 0.1% interest, and the percentage of the Partnership’s cash distributions to which it is entitled, will be proportionately reduced if the Partnership issues additional units in the future and the General Partner does not contribute a proportionate amount of capital to the Partnership in order to maintain its 0.1% General Partner interest. The General Partner will be entitled to make a capital contribution in order to maintain its 0.1% General Partner interest in the form of the contribution to the Partnership of common units based on the current market value of the contributed common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Currently, the General Partner holds the incentive distribution rights following completion of the offering. The incentive distribution rights may be transferred separately from the General Partner interest, subject to restrictions in the Partnership Agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of the General Partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of the Partnership’s common units (excluding common units held by the General Partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2016. Any transfer by the General Partner of the incentive distribution rights would not change the percentage allocations of quarterly distributions with respect to such rights.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders, our General Partner and the holders of the incentive distribution rights up to the various target distribution levels:

	Total Quarterly Distribution Target Amount	Unitholders	General Partner	Holders of IDRs
Minimum Quarterly Distribution	$0.365	99.9%	0.1%	0.0%
First Target Distribution	up to $0.420	99.9%	0.1%	0.0%
Second Target Distribution	above $0.420 up to $0.456	85.0%	0.1%	14.9%
Third Target Distribution	Above $0.456 up to $0.548	75.0%	0.1%	24.9%
Thereafter	above $0.548	50.0%	0.1%	49.9%

10. Earnings per Unit:

The Partnership calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for cash available for distribution specified in Dynagas Partners’ partnership agreement, as generally prescribed in Note 9 above.

Under the partnership agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, assuming that there are no cumulative arrearages on common unit distributions, has the right to receive an increasing percentage of cash distributions after the first target distribution (Note 9).

The calculations of the basic and diluted earnings per unit, allocated to each class of partnership interests based on the number of units held by each class of unit holders, are presented below:

	Unitholders
	General Partner	Common	Subordinated
Year ended December 31, 2013
Net income	$46	$22,787	$22,787
Earnings per unit basic and diluted	$1.52	$2.95	$1.52
Weighted average number of units outstanding, basic and diluted	30,000	7,729,521	14,985,000

	Unitholders
	General Partner	Common	Subordinated
Year ended December 31, 2013
Net income	$41	$9,239	$20,556
Earnings per unit basic and diluted	$1.37	$1.37	$1.37
Weighted average number of units outstanding, basic and diluted	30,000	6,735,000	14,985,000

	Unitholders
	General Partner	Common	Subordinated
Year ended December 31, 2013
Net income	$26	$5,828	$12,966
Earnings per unit basic and diluted	$0.87	$0.87	$0.87
Weighted average number of units outstanding, basic and diluted	30,000	6,735,000	14,985,000

11. Interest and Finance Costs:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	2013	2012	2011
Interest expense (Note 6)	$8,248	$8,551	$3,794
Amortization and write off of financing costs (Note 5)	1,050	590	100
Commitment fees	327	372	54
Other	107	63	29

Total	$9,732	$9,576	$3,977

12. Taxes:

Under the laws of the countries of the companies’ incorporation and / or vessels’ registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in Vessel operating expenses in the accompanying consolidated statements of income. In addition, effective January 1, 2013, each foreign flagged vessel managed in Greece by Greek or foreign ship management companies is subject to Greek tonnage tax, under the laws of the Greek Republic. The technical manager of the Partnership’s vessel’s, Dynagas Ltd an affiliate (Note 3(a)) which is established in Greece under Greek Law 89/67 is responsible for the filing and payment of the respective tonnage tax was on behalf the Partnership. These tonnage taxes amounted to $96 and have also been included in Vessel operating expenses in the 2013 consolidated statement of income.

Pursuant to the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the Partnership operating the ships meets both of the following requirements, (a) the Partnership is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and exempts the type of income earned by the vessel owing Partnership and (b) either (i) more than 50% of the value of the Partnership’s stock is owned, directly or indirectly, by individuals who are “residents” of the Partnership’s country of organization or of another foreign country that grants an “equivalent exemption” to corporations organized in the United States (50% Ownership Test) or (ii) the Partnership’s stock is “primarily and regularly traded on an established securities market” in its country of organization, in another country that grants an “equivalent exemption” to United States corporations, or in the United States (Publicly-Traded Test). Additionally, the Partnership must meet all of the documentation requirements as outlined in the regulations.

The Partnership and each of its subsidiaries expects to qualify for this statutory tax exemption for the 2013, 2012 and 2011 taxable years, and the Partnership takes this position for United States federal income tax return reporting purposes. In the absence of an exemption under Section 883, based on its U.S. source Shipping Income, the Partnership would be subject to U.S. federal income tax approximately nil for the years ended December 31, 2013 and 2012 and $31 for the year ended December 31, 2011.

13. Subsequent Events:

On February 14, 2014 the Partnership paid cash distribution for the fourth quarter of 2013 of $0.1746 per unit, pro-rated from the IPO closing date through December 31, 2013 to all unitholders on record as of February 10, 2013 based on the Board of Directors decision made on January 31, 2014. This distribution corresponds to a quarterly distribution of $0.365 per outstanding unit, or $1.46 per outstanding unit on an annualized basis.

Dynagas LNG Partners LP

Dynagas Finance Inc.

    % Senior Notes due 2019

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Officers and Directors

The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the General Partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference. Reference is made to the Underwriting Agreement to be filed as Exhibit 1.1 to this registration statement in which Dynagas LNG Partners LP and its affiliates will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act, and to contribute to payments that may be required to be made in respect of these liabilities.

Item 7. Recent Sales of Unregistered Securities.

On October 29, 2013, in connection with our formation, we issued to (a) Dynagas Holding Ltd., our Sponsor, 6,735,000 common units and all of our subordinated units and (b) Dynagas GP LLC, our General Partner, a company related to our Sponsor, 30,000 General Partner Units (the General Partner Units, together with the issued common units and subordinated units represent all of the outstanding interests in us) and all of our incentive distribution rights, in exchange for the shares of the Sponsor Controlled Companies in offerings exempt from registration under Section 4(2) of the Securities Act.

In June 2014, following our issuance of additional common units in an underwritten public offering and the underwriters’ exercise of its option to purchase additional shares in that offering, we issued an additional 5,526 General Partner Units to our General Partner to allow it to maintain its $0.1% general partner interest in us, in exchange for $125,937.54 in an offering exempt from registration under Section 4(2) of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

3.1	Certificate of Limited Partnership of Dynagas LNG Partners LP(1)

3.2	Second Amended and Restated Agreement of Limited Partnership of Dynagas LNG Partners LP(2)

3.3	Certificate of Formation of Dynagas GP LLC(1)

3.4	Limited Liability Company Agreement of Dynagas GP LLC(1)

3.5	Certificate of Limited Partnership of Dynagas Operating LP(1)

3.6	Limited Partnership Agreement of Dynagas Operating LP(1)

3.7	Certificate of Formation of Dynagas Operating GP LLC(1)

3.8	Limited Liability Company Agreement of Dynagas GP LLC(1)

4.1	Form of Base Indenture between the Company and the Trustee*

4.2	Form of First Supplemental Indenture between the Company and the Trustee*

5.1	Opinion of Seward & Kissel LLP as to the legality of the securities being registered

8.1	Opinion of Seward & Kissel LLP with respect to certain U.S. tax matters

10.1	Vessel Management Agreement between Lance Shipping S.A., as vessel owner, and Dynagas Ltd., as manager, dated December 21, 2012, as amended by Addendum No. 1 dated October 7, 2013(1)

Exhibit Number	Description

10.2	Vessel Management Agreement between Pegasus Shipping S.A., as vessel owner, and Dynagas Ltd., as manager, dated December 21, 2012, as amended by Addendum No. 1 dated October 7, 2013(1)

10.3	Vessel Management Agreement between Seacrown Maritime Ltd., as vessel owner, and Dynagas Ltd., as manager, dated December 21, 2012, as amended by Addendum No. 1 dated October 7, 2013(1)

10.4	Omnibus Agreement, dated November 18, 2013(2)

10.5	Contribution Agreement, entered into as of October 29, 2013(1)

10.6	$30 Million Revolving Credit Facility with Dynagas Holding Ltd.(2)

10.7	Senior Secured Revolving Credit Facility(2)

10.8†	Charter Agreement by and between Lance Shipping S.A. and Gazprom Global LNG Limited, a subsidiary of Gazprom, dated August 2, 2011, as amended(1)

10.9†	Charter Agreement by and between Seacrown Maritime Ltd. and Methane Services Ltd., a subsidiary of BG Group, dated October 2, 2010, as amended(1)

10.10†	Charter Agreement by and between Pegasus Shipholding S.A. and Methane Services Ltd., a subsidiary of BG Group, dated May 18, 2011, as amended(1)

10.11	Executive Services Agreement(2)

10.12	Share Purchase Agreement among Dynagas Holding Ltd., Famingdale S.A. and Dynagas LNG Partners L.P. dated April 17, 2014(4)

10.13	Loan Agreement by and between the Partnership, Credit Suisse AG and the parties named therein dated June 19, 2014

10.14†	Charter Agreement by and between Seacrowne Maritime Ltd. and Gazprom Marketing and Trading Singapore Pte Limited, a subsidiary of Gazprom, dated April 17, 2014(3)

10.15	Vessel Management Agreement between Fareastern Shipping Limited, as vessel owner, and Dynagas Ltd., as manager, dated December 16, 2013

21.1	Subsidiaries of Dynagas LNG Partners LP

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Drewry Shipping Consultants, Ltd.

23.3	Consent of Seward & Kissel LLP (included in its opinion in Exhibit 5.1)

24.1	Powers of Attorney(5)

25.1	T-1 Statement of Eligibility

†	Certain portions have been omitted pursuant to a confidential treatment request. Omitted information has been submitted separately with the Commission.
(1)	Incorporated by reference to the Partnership’s Registration Statement on Form F-1, which was declared effective by the Commission on November 12, 2013 (Registration No. 333-191653).
(2)	Incorporated by reference to the Partnership’s Annual Report on Form 20-F for the fiscal year ending December 31, 2013, filed with the Commission on March 25, 2014.
(3)	Incorporated by reference to Exhibit 99.2 of the Partnership’s Report on Form 6-K filed with the Commission on April 18, 2014.
(4)	Incorporated by reference to the Partnership’s Registration Statement on Form F-1 (333-1954777), which was filed with the Commission on April 24, 2014.
(5)	Contained on the signature page hereto.

*	To be filed by amendment.

Item 9. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The registrant undertakes to provide to the limited partners the financial statements required by Form 20-F for the first full fiscal year of operations of the partnership.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Greece, on the 6th day of August, 2014.

DYNAGAS LNG PARTNERS LP

By:	/s/ Michael Gregos
Name: Michael Gregos
Title: Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gary J. Wolfe and Robert E. Lustrin, or either of them, with full power to act alone, his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement, and any registration statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on August 6, 2014 in the capacities indicated.

Signature	Title

/s/ George Prokopiou George Prokopiou	Chairman of the Board of Directors

/s/ Tony Lauritzen Tony Lauritzen	Chief Executive Officer and Director (Principal Executive Officer)

/s/ Michael Gregos Michael Gregos	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

/s/ Levon Dedegian Levon Dedegian	Director

/s/ Alexios Rodopoulos Alexios Rodopoulos	Director

/s/ Evangelos Vlahoulis Evangelos Vlahoulis	Director

Pursuant to the requirement of the Securities Act of 1933, as amended, the undersigned, the duly undersigned representative in the United States of Dynagas LNG Partners LP has signed this registration statement in the City of Newark, State of Delaware on August 6, 2014.

Puglisi & Associates

By:	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Authorized Representative in the United States